As filed with the Securities and Exchange Commission on December 22, 2014

Securities Act File No. 333-192770

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

☐ Pre-Effective Amendment No.
☒ Post-Effective Amendment No. 6

Fifth Street Finance Corp.

(Exact name of registrant as specified in charter)

777 West Putnam Avenue, 3rd Floor
Greenwich, CT 06830
(203) 681-3600

(Address and telephone number, including area code, of principal executive offices)

Leonard M. Tannenbaum
Fifth Street Finance Corp.
777 West Putnam Avenue, 3rd Floor
Greenwich, CT 06830

(Name and address of agent for service)

Copies to:

Steven B. Boehm, Esq.
Harry S. Pangas, Esq.
Sutherland Asbill & Brennan LLP
700 Sixth St., NW, Suite 700
Washington, DC 20001-3980
Tel: (202) 383-0100
Fax: (202) 637-3593

Approximate date of proposed public offering: From time to time after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

It is proposed that this filing will become effective (check appropriate box):

☑ when declared effective pursuant to Section 8(c).

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(5)
Common Stock, $0.01 par value per share(2)
Debt Securities(3)
Warrants(2)
Total(4)	$1,500,000,000	$181,570	(6)

(1)	Estimated pursuant to Rule 457(o) under the Securities Act of 1933 solely for the purpose of determining the registration fee. The proposed maximum offering price per security will be determined, from time to time, by the Registrant in connection with the sale by the Registrant of the securities registered under this Registration Statement.
(2)	Subject to Note 4 below, there is being registered hereunder an indeterminate number of shares of common stock or warrants as may be sold, from time to time. Warrants represent rights to purchase common stock or debt securities.
(3)	Subject to Note 4 below, there is being registered hereunder an indeterminate number of debt securities as may be sold, from time to time. If any debt securities are issued at an original issue discount, then the offering price shall be in such greater principal amount as shall result in an aggregate price to investors not to exceed $1,500,000,000.
(4)	In no event will the aggregate offering price of all securities issued from time to time pursuant to this Registration Statement exceed $1,500,000,000.
(5)	In reliance upon Rule 429 under the Securities Act of 1933, the amount of securities being registered hereunder includes certain securities previously registered by the Registrant under a registration statement on Form N-2 (File No. 333-180267). All amounts unsold under the prospectus contained in such prior registration statement (a total of $90,295,466) are carried forward into this registration statement on Form N-2, and the prospectus contained as part of this registration statement shall be deemed to be combined with the prospectus contained in the above-referenced registration statement, which has previously been filed. The registration fee paid in connection with this filing reflects the registration of $1,409,704,534 of new securities hereunder.
(6)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 22, 2014

$1,500,000,000

Fifth Street Finance Corp.

Common Stock
Debt Securities
Warrants

We may offer, from time to time in one or more offerings, up to $1,500,000,000 of shares of our common stock, debt securities or warrants to purchase common stock or debt securities, which we refer to, collectively, as the “securities.” Our securities may be offered at prices and on terms to be disclosed in one or more supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in our securities.

Our securities may be offered directly to one or more purchasers through agents designated from time to time by us, or to or through underwriters or dealers. The prospectus supplement relating to the offering will identify any agents or underwriters involved in the sale of our securities, and will disclose any applicable purchase price, fee, commission or discount arrangement between us and our agents or underwriters or among our underwriters or the basis upon which such amount may be calculated. See “Plan of Distribution.” We may not sell any of our securities through agents, underwriters or dealers without delivery of a prospectus supplement describing the method and terms of the offering of such securities.

We are an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940.

We are a specialty finance company that lends to and invests in small and mid-sized companies, primarily in connection with investments by private equity sponsors. Our investment objective is to maximize our portfolio’s total return by generating current income from our debt investments and capital appreciation from our equity investments.

The companies in which we invest are typically highly leveraged, and, in most cases, our investments in such companies are not rated by any rating agency. If such investments were rated, we believe that they would likely receive a rating from a nationally recognized statistical rating organization of below investment grade (i.e., below BBB- or Baa), which is often referred to as “junk.” Exposure to below investment grade securities involves certain risks, and those securities are viewed as having predominately speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. A substantial portion of our investment portfolio consists of debt investments for which issuers are not required to make principal payments until the maturity of the senior loans, which could result in a substantial loss to us if such issuers are unable to refinance or repay their debt at maturity. In addition, a substantial portion of our debt investments have variable interest rates that reset periodically based on benchmarks such as London-Interbank Offered Rate and the prime rate. As a result, significant increases in such benchmarks in the future would make it more difficult for these borrowers to service their obligations under the debt investments that we hold.

On December 19, 2014 and September 30, 2014, the last reported sale price of our common stock on the NASDAQ Global Select Market was $8.16 and $9.18 per share, respectively. We are required to determine the net asset value per share of our common stock on a quarterly basis. Our net asset value per share of our common stock as of September 30, 2014 was $9.64.

Investing in our securities involves a high degree of risk, and should be considered highly speculative. See “Risk Factors” beginning on page 16 to read about factors you should consider, including the risk of leverage, before investing in our securities.

This prospectus and any accompanying prospectus supplement contain important information about us that a prospective investor should know before investing in our securities. Please read this prospectus and any accompanying prospectus supplement before investing and keep them for future reference. We file periodic reports, current reports, proxy statements and other information with the Securities and Exchange Commission. This information is available free of charge by contacting us at 777 West Putnam Avenue, 3rd Floor, Greenwich, CT 06830 or by telephone at (203) 681-3600 or on our website at fsc.fifthstreetfinance.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus. The Securities and Exchange Commission also maintains a website at www.sec.gov that contains such information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated               , 2015

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission, or SEC, using the “shelf” registration process. Under the shelf registration process, we may offer, from time to time, up to $1,500,000,000 of our securities on terms to be determined at the time of the offering. This prospectus provides you with a general description of the securities that we may offer. Each time we use this prospectus to offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Please carefully read this prospectus and any accompanying prospectus supplement together with the additional information described under “Risk Factors” and “Available Information” before you make an investment decision.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or any accompanying supplement to this prospectus. You must not rely on any unauthorized information or representations not contained in this prospectus or any accompanying prospectus supplement as if we had authorized it. This prospectus and any accompanying prospectus supplement do not constitute an offer to sell or a solicitation of any offer to buy any security other than the registered securities to which they relate, nor do they constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. The information contained in this prospectus and any accompanying prospectus supplement is accurate as of the dates on their covers. Our financial condition, results of operations and prospects may have changed since that date. To the extent required by law, we will amend or supplement the information contained in this prospectus and any accompanying prospectus supplement to reflect any material changes to such information subsequent to the date of the prospectus and any accompanying prospectus supplement and prior to the completion of any offering pursuant to the prospectus and any accompanying prospectus supplement.

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PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider. You should read the entire prospectus carefully, including the section entitled “Risk Factors” before making a decision to invest in our securities.

Unless otherwise noted, the terms “we,” “us,” “our,” the “Company” and “Fifth Street” refer to Fifth Street Finance Corp. In addition, the terms “Fifth Street Management” and “investment adviser” refer to Fifth Street Management LLC, our external investment adviser.

Fifth Street Finance Corp.

We are a specialty finance company that lends to and invests in small and mid-sized companies, primarily in connection with investments by private equity sponsors. We define small and mid-sized companies as those with annual revenues between $25 million and $250 million. Our investment objective is to maximize our portfolio’s total return by generating current income from our debt investments and capital appreciation from our equity investments. We are externally managed and advised by Fifth Street Management LLC, which we also refer to as our “investment adviser.”

Our investments generally range in size from $10 million to $100 million and are principally in the form of first lien, second lien (collectively, “senior secured”) and subordinated debt investments, which may also include an equity component. Although our focus could change, we are currently focusing our origination efforts on a prudent mix of first lien, second lien and subordinated loans which we believe will provide superior risk-adjusted returns while maintaining adequate credit protection. As of September 30, 2014, 79.0% of our portfolio at fair value consisted of debt investments that were secured by first or second priority liens on the assets of our portfolio companies. Moreover, we held equity investments consisting of common stock, preferred stock or other equity interests in 69 of our 124 portfolio companies as of September 30, 2014.

We generally invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “high yield” or “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. As of September 30, 2014, 57.3% of our debt portfolio at fair value consisted of debt securities for which issuers were not required to make principal payments until the maturity of such debt securities, which could result in a substantial loss to us if such issuers are unable to refinance or repay their debt at maturity. In addition, a substantial portion of our debt investments have variable interest rates that reset periodically based on benchmarks such as the London-Interbank Offered Rate, or LIBOR and prime rate. As a result, significant increases in such benchmarks in the future would make it more difficult for these borrowers to service their obligations under the debt investments that we hold. Further, certain of our investments bear PIK interest. PIK interest represents contractually deferred interest added to the loan balance that is generally due at the end of the loan term and recorded as interest income on an accrual basis to the extent such amounts are expected to be collected. Instruments bearing PIK interest typically carry higher interest rates as a result of their payment deferral and increased credit risk. When we recognize income in connection with PIK interest, there is a risk that such income may become uncollectible if the borrower defaults. For additional information regarding PIK interest and related risks, see “Risk Factors — Risks Relating to Our Business and Structure — We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income” in the accompanying prospectus.

We are an externally-managed closed-end, non-diversified management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940, or the “1940 Act.” As a business development company, we are required to comply with regulatory requirements, including limitations on our use of debt. We are permitted to, and expect to continue to, finance our investments through borrowings. However, as a business development company, we are only generally allowed to borrow amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after such borrowing. The amount of leverage that we employ will depend on our assessment of market conditions and other factors at the time of any proposed borrowing, such as the maturity, covenant package and rate structure of the proposed borrowings, our ability to raise funds through the issuance of shares of our common stock and the risks of such borrowings within the context of our investment outlook. Ultimately, we only intend to use leverage if the expected returns from borrowing to make investments will exceed the cost of such borrowing. As of September 30, 2014, we had a debt to equity ratio (excluding debentures issued by our small business investment company, or SBIC, subsidiaries) of 0.63x (i.e., one dollar of equity for each $0.63 of non-SBIC debt outstanding). See “Regulation” in the accompanying prospectus.

We have also elected to be treated and qualified, and intend to continue to qualify, for federal income tax purposes as a regulated investment company, or RIC, under Subchapter M of the Internal Revenue Code, or the Code. See “Material U.S. Federal Income Tax Considerations” in the accompanying prospectus. As a RIC, we generally will not have to pay corporate-level U.S. federal income taxes on any net ordinary income or net realized capital gains that we distribute to our stockholders if we meet certain source-of-income, income distribution and asset diversification requirements.

In addition, we maintain wholly-owned subsidiaries that are licensed as SBICs and regulated by the Small Business Administration, or the SBA. The SBIC licenses allow us, through our wholly-owned subsidiaries, to issue SBA-guaranteed debentures. See “Regulation — Small Business Investment Company Regulations” in the accompanying prospectus. We have also received exemptive relief from the Securities and Exchange Commission, or SEC, to permit us to exclude the debt of our SBIC subsidiaries guaranteed by the SBA from the definition of senior securities in the 200% asset coverage ratio we are required to maintain under the 1940 Act. Pursuant to the 200% asset coverage ratio limitation, we are permitted to borrow one dollar for every dollar we have in assets less all liabilities and indebtedness not represented by debt securities issued by us or loans obtained by us. For example, as of September 30, 2014, we had approximately $2.4 billion in assets less all liabilities and indebtedness not represented by debt securities issued by us or loans obtained by us, which would permit us to borrow up to approximately $2.4 billion, notwithstanding other limitations on our borrowings pursuant to our credit facilities.

As a result of our receipt of exemptive relief from the SEC for our SBA debt, we have increased capacity to fund up to $225 million (the maximum amount of SBA-guaranteed debentures our SBICs may currently have outstanding once certain conditions have been met) of investments with SBA-guaranteed debentures in addition to being able to fund investments with borrowings up to the maximum amount of debt that the 200% asset coverage ratio limitation would allow us to incur. As a result, we, in effect, are permitted to have a lower asset coverage ratio than the 200% asset coverage ratio limitation under the 1940 Act and, therefore, we can have more debt outstanding than assets to cover such debt. For example, we are able to borrow up to $225 million more than the approximately $2.4 billion permitted under the 200% asset coverage ratio limit as of September 30, 2014. For additional information on SBA regulations that affect our access to SBA-guaranteed debentures, see “Risk Factors — Risks Relating to Our Business and Structure — Any failure to comply with SBA regulations could have a material adverse effect on our SBIC subsidiaries’ operations” in the accompanying prospectus.

Our SBIC subsidiaries held approximately $348.8 million, or 13.1%, of our total assets at September 30, 2014.

We and Trinity Universal Insurance Company, a subsidiary of Kemper Corporation (“Kemper”), also co-invest through an unconsolidated Delaware limited liability company, Senior Loan Fund JV I, LLC (“SLF JV I”). SLF JV I was formed in May 2014 to invest in middle-market and other corporate debt securities. As of September 30, 2014, SLF JV I had commitments of $200.0 million, $175.0 million of which was from us and the remaining $25.0 million from Kemper. At September 30, 2014, we had funded approximately $60.0 million of our commitment. Additionally, SLF JV I had a senior revolving credit facility with Deutsche Bank AG, New York Branch (“Deutsche Bank facility”) with a stated maturity date of July 1, 2019, which permitted up to $200.0 million of borrowings. SLF JV I is managed by a four person board of directors, two of whom are selected by us and two of whom are selected by Kemper. SLF JV I is generally capitalized as transactions are completed and all portfolio decisions must be approved by its investment committee consisting of one representative of us and one representative of Kemper (with approval of each required). As of September 30, 2014, our investment in SLF JV I was approximately $59.6 million at fair value (including unrealized depreciation of $0.3 million which represented 0.01% of our total portfolio at fair value).

The following diagram depicts our organizational structure at December 18, 2014:

The Investment Adviser

We are externally managed and advised by Fifth Street Management, a registered investment adviser under the Investment Advisers Act of 1940, or the Advisers Act, that is partially and indirectly owned by Fifth Street Asset Management Inc. (“FSAM”), a publicly traded asset manager with approximately $5 billion of assets under management as of September 30, 2014. Our administrator, FSC CT, Inc., which has since converted into FSC CT LLC (“FSC CT”), is a wholly-owned subsidiary of Fifth Street Management and provides the administrative services necessary for us to operate. Our investment adviser serves pursuant to the investment advisory agreement in accordance with the Advisers Act, under which it receives from us a percentage of our gross assets as a management fee and a percentage of our ordinary income and capital gains as an incentive fee.

Leonard M. Tannenbaum, our chief executive officer and the chief executive officer of our investment adviser, has led the investment of over $6 billion in small and mid-sized companies and the origination of over 180 investment transactions since 1998. Our investment adviser also currently serves as the investment adviser to Fifth Street Senior Floating Rate Corp. (“FSFR”) in addition to various other private fund vehicles. FSFR is a business development company focused on making senior loans to middle market companies that bear interest on the basis of a floating base lending rate as compared to our more general primary investment focus on debt and equity investments in small and mid-sized companies in addition to various privately held funds. However, there may be overlap in terms of our targeted investments. See “— Material Conflicts of Interest.”

The key principals and members of senior management of our investment adviser are Leonard M. Tannenbaum, our chief executive officer and our investment adviser’s chief executive officer, Bernard D. Berman, our chairman and our investment adviser’s co-president, Ivelin M. Dimitrov, our chief investment officer and the chief investment officer of our investment adviser, Alexander C. Frank, the chief operating officer and chief financial officer of our investment adviser, Todd G. Owens, our president and our investment adviser’s co-president, and Richard A. Petrocelli, our chief financial officer.

Business Strategy

Our investment objective is to maximize our portfolio’s total return by generating current income from our debt investments and capital appreciation from our equity investments. We have adopted the following business strategy to achieve our investment objective:

•	Capitalize on our investment adviser’s strong relationships with private equity sponsors. Our investment adviser has developed an extensive network of relationships with private equity sponsors that invest in small and mid-sized companies. We believe that the strength of these relationships is due to a common investment philosophy, a consistent market focus, a rigorous approach to diligence and a reputation for delivering on commitments. In addition to being our principal source of originations, we believe that private equity sponsors provide significant benefits including incremental due diligence, additional monitoring capabilities and a potential source of capital and operational expertise for our portfolio companies.
•	Focus on established small and mid-sized companies. We believe that there are fewer finance companies focused on transactions involving small and mid-sized companies than larger companies, and that this is one factor that allows us to negotiate favorable investment terms. Such favorable terms include higher debt yields and lower leverage levels, more significant covenant protection and greater equity grants than typical of transactions involving larger companies. We generally invest in companies with established market positions, seasoned management teams, proven products and services and strong regional or national operations. We believe that these companies possess better risk-adjusted return profiles than newer companies that are in the early stages of building management teams and/or a revenue base.
•	Continue our growth of direct originations. Over the course of almost a decade, the principals of our investment adviser have developed an origination strategy that allows us to directly originate a significant portion of our investments. We believe that the benefits of direct originations include, among other things, our ability to control the structuring of investment protections and to generate origination and exit fees.
•	Employ disciplined underwriting policies and rigorous portfolio management. Our investment adviser has developed an extensive underwriting process, which includes a review of the prospects, competitive position, financial performance and industry dynamics of each potential portfolio company. In addition, we perform substantial diligence on potential investments, and seek to invest alongside private equity sponsors who have proven capabilities in building value. As part of the monitoring process, our investment adviser will analyze monthly and quarterly financial statements versus the previous periods and year, review financial projections, compliance certificates and covenants, meet with management and attend board meetings.
•	Structure our debt investments to minimize risk of loss and achieve attractive risk-adjusted returns. We structure our debt investments on a conservative basis with high cash yields, cash advisory fees, low leverage levels and strong investment protections, including prepayment fees. As of September 30, 2014, the weighted average yield of our debt investments, including the return on SLF JV I, was approximately 11.1%, which includes a cash component of 9.9%. Our debt investments have strong protections, including default penalties, information rights, board observation rights, and affirmative, negative and financial covenants, such as lien protection and prohibitions against change of control. We believe these protections, coupled with the other features of our investments described above, should allow us to reduce our risk of capital loss and achieve attractive risk-adjusted returns; however, there can be no assurance that we will be able to successfully structure our investments to minimize risk of loss and achieve attractive risk-adjusted returns.
•	Benefit from lower, fixed, long-term cost of capital. The SBIC licenses held by our wholly-owned SBIC subsidiaries allow them to issue SBA-guaranteed debentures. SBA-guaranteed debentures carry long-term fixed rates that are generally lower than rates on comparable bank and other debt. Because lower-cost SBA leverage is a significant part of our capital base, our relative cost of debt capital may be lower than many of our competitors. In addition, SBIC leverage represents a stable, long-term component of our capital structure that should permit the proper matching of duration and cost compared to our portfolio investments.
•	Leverage the skills and experience of our investment adviser. The principals of our investment adviser have broad investment backgrounds, with prior experience at private investment funds, investment banks and other financial services companies and they also have experience managing distressed companies. We believe that our investment adviser’s expertise in valuing, structuring, negotiating and closing transactions provides us with a competitive advantage by allowing us to provide financing solutions that meet the needs of our portfolio companies while adhering to our underwriting standards.

Our Corporate Information

Our principal executive offices are located at 777 West Putnam Avenue, 3rd Floor, Greenwich, CT 06830 and our telephone number is (203) 681-3600. We maintain a website on the Internet at www.fsc.fifthstreetfinance.com. Information contained on our website is not incorporated by reference into this prospectus supplement or the accompanying prospectus and you should not consider information contained on our website to be part of this prospectus supplement or the accompanying prospectus.

THE OFFERING

We may offer, from time to time, up to $1,500,000,000 of our securities, on terms to be determined at the time of the offering. Our securities may be offered at prices and on terms to be disclosed in one or more prospectus supplements.

Our securities may be offered directly to one or more purchasers by us or through agents designated from time to time by us, or to or through underwriters or dealers. The prospectus supplement relating to the offering will disclose the terms of the offering, including the name or names of any agents or underwriters involved in the sale of our securities by us, the purchase price, and any fee, commission or discount arrangement between us and our agents or underwriters or among our underwriters or the basis upon which such amount may be calculated. See “Plan of Distribution.” We may not sell any of our securities directly or through agents, underwriters or dealers without delivery of a prospectus supplement describing the method and terms of the offering of our securities.

Set forth below is additional information regarding the offering of our securities:

Use of proceeds
We intend to use substantially all of the net proceeds from the sale of our securities to make investments in small and mid-sized companies in accordance with our investment objective and strategies described in this prospectus, and for general corporate purposes. We may also use a portion of the net proceeds to reduce any of our outstanding borrowings. Pending such use, we will invest the net proceeds primarily in high quality, short-term debt securities consistent with our business development company election and our election to be taxed as a RIC. Reducing our borrowings may include the repurchase of certain debt instruments that could provide us with a net gain on extinguishment of debt, and increase certain fees payable to our investment adviser. See “Use of Proceeds.”
NASDAQ Global Select Market symbols
“FSC” (common stock)
“FSCFL” (2028 Notes)
New York Stock Exchange symbol
“FSCE” (2024 Notes)
Investment advisory fees
Fifth Street Management serves as our investment adviser. We pay Fifth Street Management a fee for its services under the investment advisory agreement, consisting of two components — a base management fee and an incentive fee. The base management fee is calculated at an annual rate of 2% of our gross assets, which includes any borrowings for investment purposes and excludes cash and cash equivalents (as defined in the notes to our Consolidated Financial Statements). The incentive fee consists of two parts. The first part is calculated and payable quarterly in arrears and equals 20% of our “Pre-Incentive Fee Net Investment Income” for the immediately preceding quarter, subject to a preferred return, or “hurdle,” and a “catch up” feature. For this purpose, “Pre-Incentive Fee Net Investment Income” means interest income, dividend income and any other income (including (i) any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive from portfolio companies, (ii) any gain realized on the extinguishment of our own debt and (iii) any other income of any kind that we are required to distribute to our stockholders in order to maintain our RIC status) accrued during the fiscal quarter, minus our operating expenses for the quarter (including the base management fee, expenses payable under the administration agreement with FSC CT LLC, and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee).
Pre-Incentive Fee Net Investment Income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with PIK interest and zero coupon securities), accrued income that we have not yet received in cash. The second part is determined and payable in arrears as of the end of each fiscal year (or upon termination of the investment advisory agreement) and equals 20% of our “Incentive Fee Capital Gains,” which equals our realized capital gains on a cumulative basis from inception through the end of the year, if any, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fee.
Administration agreement
FSC CT serves as our administrator. We reimburse FSC CT the allocable portion of overhead and other expenses incurred by it in performing its obligations under the administration agreement, including a portion of the rent at market rates for our principal executive office and our allocable portion of the costs of compensation and related expenses of our chief financial officer and chief compliance officer and their respective staffs.
Distributions
We intend to pay dividends to our stockholders out of assets legally available for distribution. From our initial public offering through the fourth fiscal quarter of 2010, we paid quarterly dividends, but in the first fiscal quarter of 2011 we began paying, and we intend to continue paying, monthly dividends to our stockholders. Our distributions, if any, will be determined by our Board of Directors.
Taxation
We elected to be treated for federal income tax purposes as a RIC under Subchapter M of the Code. Accordingly, we generally will not pay corporate-level federal income taxes on any net ordinary income or realized net capital gains that we distribute to our stockholders as dividends. To maintain our RIC tax treatment, we must meet specified source-of-income and asset diversification requirements and distribute annually at least 90% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. Depending on the level of taxable income earned in a tax year, we may choose to carry forward taxable income in excess of current year distributions into the next tax year and pay a 4% excise tax on such income. Any such carryover taxable income must be distributed through a dividend declared prior to filing the final tax return related to the year which generated such taxable income. See “Material U.S. Federal Income Tax Considerations.”

Dividend reinvestment plan
We have adopted a dividend reinvestment plan for our stockholders. The dividend reinvestment plan is an “opt out” reinvestment plan. As a result, if we declare a distribution, then stockholders’ cash distributions will be automatically reinvested in additional shares of our common stock, unless they specifically “opt out” of the dividend reinvestment plan so as to receive cash distributions. Stockholders who receive distributions in the form of stock will be subject to the same federal, state and local tax consequences as stockholders who elect to receive their distributions in cash; however, since their cash dividends will be reinvested, such stockholders will not receive cash with which to pay any applicable taxes on reinvested dividends. See “Dividend Reinvestment Plan.”
Risk factors
Investing in our securities involves a high degree of risk. You should consider carefully the information found in “Risk Factors,” including the following risks:
• The current state of the economy and financial markets increases the likelihood of material adverse effects on our financial position and results of operations.

•

A significant portion of our investment portfolio is and will continue to be recorded at fair value as determined in good faith by our Board of Directors and, as a result, there is and will continue to be uncertainty as to the value of our portfolio investments.

•

Our business model depends to a significant extent upon strong referral relationships with private equity sponsors, and the inability of the principals of our investment adviser to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.

• We may face increasing competition for investment opportunities, which could reduce returns and result in losses.
• Because we borrow money, the potential for loss on amounts invested in us will be magnified and may increase the risk of investing in us.

•

Substantially all of our assets are subject to security interests under secured credit facilities or subject to a superior claim over our stockholders by the SBA and if we default on our obligations under the facilities or with respect to our SBA-guaranteed debentures, we may suffer adverse consequences, including foreclosure on our assets. In connection with any such foreclosure and our subsequent liquidation, our lenders would receive proceeds therefrom before our stockholders and, as a result, our stockholders may not receive any proceeds upon our liquidation.

•

Because we intend to distribute between 90% and 100% of our income to our stockholders in connection with our election to be treated as a RIC, we will continue to need additional capital to finance our growth. If additional funds are unavailable or not available on favorable terms, our ability to grow will be impaired.

•

Regulations governing our operation as a business development company and RIC affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth.

• Any failure to comply with SBA regulations could have a material adverse effect on our SBIC subsidiaries’ operations.
• We will be subject to corporate-level income tax if we are unable to maintain our qualification as a RIC under Subchapter M of the Code or do not satisfy the annual distribution requirement.
• We may not be able to pay you distributions, our distributions may not grow over time and a portion of our distributions may be a return of capital.
• Our investments in portfolio companies may be risky, and we could lose all or part of our investment.
• Investing in small and mid-sized companies involves a number of significant risks. Among other things, these companies:

•

may have limited financial resources and may be unable to meet their obligations under their debt instruments that we hold, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of us realizing any guarantees from subsidiaries or affiliates of our portfolio companies that we may have obtained in connection with our investment, as well as a corresponding decrease in the value of the equity components of our investments;

•

may have shorter operating histories, narrower product lines, smaller market shares and/or significant customer concentrations than larger businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns;

• are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our portfolio company and, in turn, on us;

•

generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position; and

•

generally have less publicly available information about their businesses, operations and financial condition. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and may lose all or part of our investment.

• Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.
• We may expose ourselves to risks if we engage in hedging transactions.
• Shares of closed-end investment companies, including business development companies, may trade at a discount to their net asset value.
• We may be unable to invest a significant portion of the net proceeds from an offering of our securities on acceptable terms within an attractive timeframe.
• The market price of our common stock may fluctuate significantly.
See “Risk Factors” beginning on page 16 for a more complete discussion of these and other risks you should carefully consider before deciding to invest in our securities.
Leverage
We expect to continue to use leverage to make investments. As a result, we may continue to be exposed to the risks of leverage, which include that leverage may be considered a speculative investment technique. The use of leverage makes our net asset value more volatile and magnifies the potential for gain and loss on amounts invested, thereby increasing the risks associated with investing in our securities.
Available information
We file periodic reports, current reports, proxy statements and other information with the SEC. This information is available at the SEC’s public reference room at 100 F Street, NE, Washington, D.C. 20549 and on the SEC’s website at www.sec.gov. The public may obtain information on the operation of the SEC’s public reference room by calling the SEC at (202) 551-8090. This information is also available free of charge by contacting us at Fifth Street Finance Corp., 777 West Putnam Avenue, 3rd Floor, Greenwich, CT 06830, by telephone at (203) 681-3600, or on our website at fsc.fifthstreetfinance.com. The information on this website is not incorporated by reference into this prospectus.

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in this offering will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. Moreover, the information set forth below does not include any transaction costs and expenses that investors will incur in connection with each offering of our securities pursuant to this prospectus. As a result, investors are urged to read the “Fees and Expenses” table contained in any corresponding prospectus supplement to fully understanding the actual transaction costs and expenses they will incur in connection with each such offering. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “you,” “us” or “Fifth Street,” or that “we” will pay fees or expenses, stockholders will indirectly bear such fees or expenses as investors in us. Such expenses also include those of our consolidated subsidiaries.

Stockholder transaction expenses:
Sales load (as a percentage of offering price)	—	%(1)
Offering expenses (as a percentage of offering price)	—	%(2)
Dividend reinvestment plan fees	—	%(3)
Debt securities offering expenses borne by holders of common stock	—	%(4)
Total stockholder transaction expenses (as a percentage of offering price)	—	%(5)
Annual expenses (as a percentage of net assets attributable to common stock):
Base management fees	3.69	%(6)
Incentive fees (20%)	2.52	%(7)
Interest payments on borrowed funds (including other costs of servicing and offering debt securities)	3.90	%(8)
Other expenses	0.92	%(9)
Total annual expenses	11.03	%(10)

(1)	In the event that our securities are sold to or through underwriters, a corresponding prospectus supplement will disclose the applicable sales load.
(2)	In the event that we conduct an offering of our securities, a corresponding prospectus supplement will disclose the estimated offering expenses. Our common stockholders will bear, directly or indirectly, the expenses of any offering of our securities, including debt securities.
(3)	The expenses of administering our dividend reinvestment plan are included in “other expenses.”
(4)	The prospectus supplement corresponding to each offering will disclose the applicable offering expenses and total stockholder transaction expenses. Although we have no definitive plans to do so at this time, we could determine, if market conditions are favorable and our Board of Directors determines that it is in the best interests of the Company and our stockholders, to issue debt securities. In the event we expect to issue debt securities within 12 months of a common stock offering, any prospectus supplement relating to such offering would specify all estimated expenses of debt securities offerings in a footnote to “Interest payments on borrowed funds (including other costs of servicing and offering debt securities)” and include the applicable portion of such expenses in the fee table.
(5)	Total stockholder transaction expenses may include sales load and will be disclosed in a future prospectus supplement, if any.
(6)	Reflects the aggregate amount of base management fees we estimate will be payable under our investment advisory agreement during the next twelve months, or $54.5 million, which, as required by SEC rules, is shown as a percentage our net assets (i.e., gross assets held after deduction of all liabilities) rather than our gross assets. Our base management fee under the investment advisory agreement is calculated at an annual rate of 2% of our gross assets (i.e., total assets held before deduction of any liabilities), which includes the assets of our consolidated subsidiaries and borrowings for investment purposes, and excludes cash and cash equivalents (as defined in the notes to our financial statements). For purposes of this table, we have assumed gross assets of $2.7 billion, which equals our gross assets as of September 30, 2014, as adjusted for $79.0 million of net borrowings under our credit facilities since such date, and excluding an assumed cash and cash equivalents balance of $20.0 million. The use of borrowings for investment purposes increases our gross assets upon which our base management fees are calculated, while our net assets remain unchanged. See “Investment Advisory Agreement — Overview of Our Investment Adviser — Management Fee.”
(7)	Our incentive fees are calculated based on our estimated payment of $37.2 million in incentive fees to our investment adviser over the next 12 months. The incentive fee consists of two parts. The first part, which is payable quarterly in arrears, is equal to 20% of the excess, if any, of our “Pre-Incentive Fee Net Investment Income” that exceeds a 2% quarterly (8% annualized) hurdle rate, subject to a “catch up” provision measured at the end of each fiscal quarter. The first part of the incentive fee is computed and paid on income that may include interest that is accrued but not yet received in cash. The operation of the first part of the incentive fee for each quarter is as follows:
•	no incentive fee is payable to the investment adviser in any fiscal quarter in which our Pre-Incentive Fee Net Investment Income does not exceed the hurdle rate of 2% (the “preferred return” or “hurdle”);
•	100% of our Pre-Incentive Fee Net Investment Income with respect to that portion of such Pre-Incentive Fee Net Investment Income, if any, that exceeds the hurdle rate but is less than or equal to 2.5% in any fiscal quarter (10% annualized) is payable to the investment adviser. We refer to this portion of our Pre-Incentive Fee Net Investment Income (which exceeds the hurdle rate but is less than or equal to 2.5%) as the “catch-up.” The “catch-up” provision is intended to provide our investment adviser with an incentive fee of 20% on all of our Pre-Incentive Fee Net Investment Income as if a hurdle rate did not apply when our Pre-Incentive Fee Net Investment Income exceeds 2.5% in any fiscal quarter; and
•	20% of the amount of our Pre-Incentive Fee Net Investment Income, if any, that exceeds 2.5% in any fiscal quarter (10% annualized) is payable to the investment adviser (once the hurdle is reached and the catch-up is achieved, 20% of all Pre-Incentive Fee Net Investment Income thereafter is allocated to the investment adviser).

The second part of the incentive fee equals 20% of our “Incentive Fee Capital Gains,” which equals our realized capital gains on a cumulative basis from inception through the end of the year, if any, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees. The second part of the incentive fee is payable, in arrears, at the end of each fiscal year (or upon termination of the investment advisory agreement, as of the termination date).

(8)	“Interest payments on borrowed funds (including other costs of servicing and offering debt securities)” represent our estimated annual interest payments and other costs of servicing and offering our debt securities and relate to borrowings under the ING facility, the Sumitomo facility and our SBA-guaranteed debentures, as well as our unsecured convertible notes (the “Convertible Notes”), 6.125% unsecured notes due 2028 (the “2028 Notes”), 5.875% unsecured notes due 2024 (the “2024 Notes”), the 4.875% unsecured notes due 2019 (the “2019 Notes” and together with the 2028 Notes and 2024 Notes, the “Notes”) and secured borrowings, as well as any future borrowings. Although we expect our borrowings to fluctuate throughout the year, this item is based on estimated average borrowings of approximately $1.3 billion for the next 12 months. The amount of leverage that we employ at any particular time will depend on, among other things, our Board of Directors’ assessment of market and other factors at the time of any proposed borrowing.
(9)	“Other expenses” are based on estimated amounts for the current fiscal year. These expenses include certain expenses allocated to the Company under the investment advisory agreement, including travel expenses incurred by our investment adviser’s personnel in connection with investigating and monitoring our investments, such as investment due diligence.
(10)	“Total annual expenses” is presented as a percentage of net assets attributable to common stockholders because our common stockholders bear all of our fees and expenses.

Example

The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed that our annual operating expenses, including interest expenses, offering expenses and all other costs related to servicing our borrowings, would remain at the levels set forth in the table above. In the event that shares to which this prospectus relates are sold to or through underwriters, a corresponding prospectus supplement will restate this example to reflect the applicable sales load and offering expenses.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$133	$347	$556	$1,062

The example and the expenses in the tables above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown.  While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. The example assumes that the 5% annual return is generated entirely through the realization of capital gains on our assets and, as a result, triggers the payment of an incentive fee on such capital gains under our investment advisory agreement. If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger a greater incentive fee, our expenses, and returns to our investors, would be higher. In addition, while the example assumes reinvestment of all distributions at net asset value, participants in our dividend reinvestment plan will receive a number of shares of our common stock, determined by dividing the total dollar amount of the cash distribution payable to a participant by either (i) the greater of (a) the current net asset value per share of our common stock and (b) 95% of the market price per share of our common stock at the close of trading on the payment date fixed by our Board of Directors in the event that we use newly issued shares to satisfy the share requirements of the divided reinvestment plan or (ii) the average purchase price, excluding any brokerage charges or other charges, of all shares of common stock purchased by the administrator of the dividend reinvestment plan in the event that shares are purchased in the open market to satisfy the share requirements of the dividend reinvestment plan, which may be at, above or below net asset value. See “Dividend Reinvestment Plan” for additional information regarding our dividend reinvestment plan.

SELECTED FINANCIAL AND OTHER DATA

The following selected financial data should be read together with our Consolidated Financial Statements and the related notes and the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this prospectus. The financial information as of and for the fiscal years ended September 30, 2014, 2013, 2012, 2011 and 2010 set forth below was derived from our audited Consolidated Financial Statements and related notes. The historical financial information below may not be indicative of our future performance.

	As of and for the Years Ended
(dollars in thousands, except per share amounts)	September 30, 2014	September 30, 2013	September 30, 2012	September 30, 2011	September 30, 2010
Statement of Operations data:
Total investment income	$293,954	$221,612	$165,116	$125,165	$70,538
Base management fee, net	51,048	33,427	23,799	19,656	9,275
Incentive fee	35,472	28,158	22,001	16,782	10,756
All other expenses	64,860	45,074	32,882	23,080	7,483
Gain on extinguishment of unsecured convertible notes	—	—	1,571	1,480	—
Net investment income	142,574	114,953	88,005	67,127	43,024
Unrealized appreciation (depreciation) on interest rate swap	—	—	—	773	(773)
Realized gain (loss) on interest rate swap	—	—	—	(1,335)	—
Net unrealized appreciation (depreciation) on investments	(32,164)	13,397	55,974	(7,299)	(1,054)
Net unrealized (appreciation) on secured borrowings	(53)	—	—	—	—
Realized gain (loss) on investments	2,175	(26,529)	(64,578)	(29,059)	(18,781)
Net increase in net assets resulting from operations	112,532	101,821	79,401	30,207	22,416
Per share data:
Net asset value per common share at period end	9.64	9.85	9.92	10.07	10.43
Market price at period end	9.18	10.29	10.98	9.32	11.14
Net investment income	1.00	1.04	1.11	1.05	0.95
Net realized and unrealized loss on investments, secured borrowings and interest rate swap	(0.21)	(0.12)	(0.11)	(0.58)	(0.46)
Net increase in partners’ capital/net assets resulting from operations	0.79	0.92	1.00	0.47	0.49
Distributions per common share	1.00	1.15	1.18	1.26	0.96
Balance Sheet data at period end:
Total investments at fair value	$2,495,914	$1,893,046	$1,288,108	$1,119,837	$563,821
Cash, cash equivalents and restricted cash	109,046	147,359	74,393	67,644	76,765
Other assets	63,258	31,928	26,501	22,236	11,340
Total assets	2,668,218	2,072,333	1,389,002	1,209,717	651,926
Total liabilities	1,189,743	703,461	485,432	481,090	82,754
Total net assets	1,478,475	1,368,872	903,570	728,627	569,172
Other data:
Weighted average yield on debt investments(1)	11.1%	11.1%	12.0%	12.4%	14.0%
Number of investments at period end	124	99	78	65	38

(1)	Weighted average yield is calculated based upon our debt investments, including the return on SLF JV I, at the end of the period.

SELECTED QUARTERLY DATA

The following tables set forth certain quarterly financial information for the years ended September 30, 2014, 2013 and 2012.

For the three months ended
(dollars in thousands, except per share amounts)	September 30, 2014	June 30, 2014	March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013	December 31, 2012
Total investment income	$76,217	$74,274	$72,132	$71,331	$57,092	$58,050	$54,687	$51,783
Net investment income	37,458	34,665	34,233	36,218	28,699	30,394	29,303	26,556
Realized and unrealized gain (loss)	(9,019)	(14,378)	(4,133)	(2,512)	(2,561)	(4,388)	2,531	(8,713)
Net increase in net assets resulting from operations	28,439	20,287	30,100	33,706	26,138	26,006	31,834	17,843
Net assets	1,478,475	1,351,321	1,365,297	1,369,968	1,368,872	1,197,268	1,050,961	1,046,879
Total investment income per common share	$0.51	$0.53	$0.52	$0.51	$0.47	$0.49	$0.52	$0.55
Net investment income per common share	0.25	0.25	0.25	0.26	0.24	0.26	0.28	0.28
Earnings per common share	0.19	0.15	0.22	0.24	0.21	0.22	0.30	0.19
Net asset value per common share at period end	9.64	9.71	9.81	9.85	9.85	9.90	9.90	9.88

For the three months ended
(dollars in thousands, except per share amounts)	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011
Total investment income	$42,531	$41,008	$42,080	$39,497
Net investment income	22,315	21,910	22,791	20,989
Realized and unrealized gain (loss)	4,757	179	(2,735)	(10,805)
Net increase in net assets resulting from operations	27,072	22,089	20,056	10,184
Net assets	903,570	812,071	813,322	715,665
Total investment income per common share	$0.51	$0.50	$0.53	$0.55
Net investment income per common share	0.27	0.27	0.29	0.29
Earnings per common share	0.32	0.27	0.25	0.14
Net asset value per common share at period end	9.92	9.85	9.87	9.89

RISK FACTORS

Investing in our securities involves a number of significant risks. In addition to the other information contained in this prospectus and any accompanying prospectus supplement, you should consider carefully the following information before making an investment in our securities. The risks set out below are not the only risks we face; however, they discuss the presently known principal risks of investing in our securities. Additional risks and uncertainties not presently known to us might also impair our operations and performance. If any of the following events occur, our business, financial condition and results of operations could be materially and adversely affected. In such case, our net asset value and the trading price of our common stock could decline or the value of our debt securities or warrants may decline, and you may lose part or all of your investment.

Risks Relating to Economic Conditions

Economic recessions or downturns may have a material adverse effect on our business, financial condition and results of operations, and could impair the ability of our portfolio companies to repay loans.

Economic recessions or downturns may result in a prolonged period of market illiquidity which could have a material adverse effect on our business, financial condition and results of operations. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events could limit our investment originations, limit our ability to grow and negatively impact our operating results.

In addition, to the extent that recessionary conditions return, the financial results of small and mid-sized companies, like those in which we invest, will likely experience deterioration, which could ultimately lead to difficulty in meeting debt service requirements and an increase in defaults. Additionally, the end markets for certain of our portfolio companies’ products and services would likely experience negative economic trends. The performances of certain of our portfolio companies have been, and may continue to be, negatively impacted by these economic or other conditions, which may ultimately result in our receipt of a reduced level of interest income from our portfolio companies and/or losses or charge offs related to our investments, and, in turn, may adversely affect distributable income. Further, adverse economic conditions may decrease the value of collateral securing some of our loans and the value of our equity investments. As a result, we may need to modify the payment terms of our investments, including changes in payment-in-kind interest provisions and/or cash interest rates. These factors may result in our receipt of a reduced level of interest income from our portfolio companies and/or losses or charge offs related to our investments, and, in turn, may adversely affect distributable income and have a material adverse effect on our results of operations.

Further downgrades of the U.S. credit rating, impending automatic spending cuts or another government shutdown could negatively impact our liquidity, financial condition and earnings.

Recent U.S. debt ceiling and budget deficit concerns have increased the possibility of additional credit-rating downgrades and economic slowdowns, or a recession in the U.S. Although U.S. lawmakers passed legislation to raise the federal debt ceiling on multiple occasions, ratings agencies have lowered or threatened to lower the long-term sovereign credit rating on the United States. The impact of this or any further downgrades to the U.S. government’s sovereign credit rating or its perceived creditworthiness could adversely affect the U.S. and global financial markets and economic conditions. Absent further quantitative easing by the Federal Reserve, these developments could cause interest rates and borrowing costs to rise, which may negatively impact our ability to access the debt markets on favorable terms. In addition, disagreement over the federal budget has caused the U.S. federal government to shut down for periods of time. Continued adverse political and economic conditions could have a material adverse effect on our business, financial condition and results of operations.

Global economic, political and market conditions may adversely affect our business, results of operations and financial condition, including our revenue growth and profitability.

The current worldwide financial market situation, as well as various social and political tensions in the United States and around the world, may contribute to increased market volatility, may have long-term effects on the United States and worldwide financial markets, and may cause economic uncertainties or deterioration in the United States and worldwide. Since 2010, several European Union (“EU”) countries, including Greece, Ireland, Italy, Spain, and Portugal, have faced budget issues, some of which may have negative long-term effects for the economies of those countries and other EU countries. There is continued concern about national-level support for the Euro and the accompanying coordination of fiscal and wage policy among European Economic and Monetary Union member countries. In addition, the fiscal policy of foreign nations, such as China, may have a severe impact on the worldwide and United States financial markets. We cannot predict the effects of these or similar events in the future on the United States economy and securities markets or on our investments. We monitor developments and seek to manage our investments in a manner consistent with achieving our investment objective, but there can be no assurance that we will be successful in doing so.

Risks Relating to Our Business and Structure

Changes in interest rates may affect our cost of capital and net investment income.

Because we may borrow to fund our investments, a portion of our net investment income may be dependent upon the difference between the interest rate at which we borrow funds and the interest rate at which we invest these funds. Portions of our investment portfolio and our borrowings will likely have floating rate components from time to time. As a result, a significant change in market interest rates could have a material adverse effect on our net investment income. In periods of rising interest rates, our cost of funds could increase, which would reduce our net investment income. We may hedge against such interest rate fluctuations by using standard hedging instruments such as interest rate swap agreements, futures, options and forward contracts, subject to applicable legal requirements, including without limitation, all necessary registrations (or exemptions from registration) with the Commodity Futures Trading Commission. These activities may limit our ability to participate in the benefits of lower interest rates with respect to the hedged borrowings. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on our business, financial condition and results of operations.

A significant portion of our investment portfolio is and will continue to be recorded at fair value as determined in good faith by our Board of Directors and, as a result, there is and will continue to be uncertainty as to the value of our portfolio investments.

Under the 1940 Act, we are required to carry our portfolio investments at market value or, if there is no readily available market value, at fair value as determined by our Board of Directors. Typically, there is not a public market for the securities of the privately held companies in which we have invested and will generally continue to invest. As a result, we value these securities quarterly at fair value as determined in good faith by our Board of Directors.

Certain factors that may be considered in determining the fair value of our investments include the nature and realizable value of any collateral, the portfolio company’s earnings and its ability to make payments on its indebtedness, the markets in which the portfolio company does business, comparison to comparable publicly-traded companies, discounted cash flow and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. Due to this uncertainty, our fair value determinations may cause our net asset value on a given date to materially understate or overstate the value that we may ultimately realize upon the sale of one or more of our investments. As a result, investors purchasing our common stock based on an overstated net asset value would pay a higher price than the realizable value of our investments might warrant.

Our ability to achieve our investment objective depends on our investment adviser’s ability to support our investment process; if our investment adviser were to lose any of its key principals, our ability to achieve our investment objective could be significantly harmed.

We depend on the investment expertise, skill and network of business contacts of the principals of our investment adviser. The principals of our investment adviser evaluate, negotiate, structure, execute, monitor and service our investments. Our future success will depend to a significant extent on the continued service and coordination of the principals of our investment adviser. The departure of any key principals could have a material adverse effect on our ability to achieve our investment objective.

In particular our ability to achieve our investment objective depends on our investment adviser’s ability to identify, analyze, invest in, finance and monitor companies that meet our investment criteria. Our investment adviser’s capabilities in structuring the investment process, providing competent, attentive and efficient services to us, and facilitating access to financing on acceptable terms depend on the employment of investment professionals in adequate number and of adequate sophistication to match the corresponding flow of transactions. To achieve our investment objective, our investment adviser may need to hire, train, supervise and manage new investment professionals to participate in our investment selection and monitoring process. Our investment adviser may not be able to find investment professionals in a timely manner or at all. Failure to support our investment process could have a material adverse effect on our business, financial condition and results of operations.

Our business model depends to a significant extent upon strong referral relationships with private equity sponsors, and the inability of the principals of our investment adviser to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.

We expect that the principals of our investment adviser will maintain and develop their relationships with private equity sponsors, and we will rely to a significant extent upon these relationships to provide us with potential investment opportunities. If the principals of our investment adviser fail to maintain their existing relationships or develop new relationships with other sponsors or sources of investment opportunities, we will not be able to grow our investment portfolio. In addition, individuals with whom the principals of our investment adviser have relationships are not obligated to provide us with investment opportunities, and, therefore, there is no assurance that such relationships will generate investment opportunities for us.

We may face increasing competition for investment opportunities, which could reduce returns and result in losses.

We compete for investments with other business development companies and investment funds (including private equity funds and mezzanine funds), as well as traditional financial services companies such as commercial banks and other sources of funding. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments than we have. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than we are able to do. We may lose investment opportunities if we do not match our competitors’ pricing, terms and structure. If we are forced to match our competitors’ pricing, terms and structure, we may not be able to achieve acceptable returns on our investments or may bear substantial risk of capital loss. A significant part of our competitive advantage stems from the fact that the market for investments in small and mid-sized companies is underserved by traditional commercial banks and other financial sources. A significant increase in the number and/or the size of our competitors in this target market could force us to accept less attractive investment terms. Furthermore, many of our competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the 1940 Act imposes on us as a business development company.

Our incentive fee may induce our investment adviser to make speculative investments.

The incentive fee payable by us to our investment adviser may create an incentive for it to make investments on our behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement, which could result in higher investment losses, particularly during cyclical economic downturns. The way in which the incentive fee payable to our investment adviser is determined, which is calculated separately in two components as a percentage of the income (subject to a hurdle rate) and as a percentage of the realized gain on invested capital, may encourage our investment adviser to use leverage to increase the return on our investments or otherwise manipulate our income so as to recognize income in quarters where the hurdle rate is exceeded. Under certain circumstances, the use of leverage may increase the likelihood of default, which would disfavor the holders of our common stock.

The incentive fee payable by us to our investment adviser also may create an incentive for our investment adviser to invest on our behalf in instruments that have a deferred interest feature. Under these investments, we would accrue the interest over the life of the investment but would not receive the cash income from the investment until the end of the investment’s term, if at all. Our net investment income used to calculate the income portion of our incentive fee, however, includes accrued interest. Thus, a portion of the incentive fee would be based on income that we have not yet received in cash and may never receive in cash if the portfolio company is unable to satisfy such interest payment obligation to us. While we may make incentive fee payments on income accruals that we may not collect in the future and with respect to which we do not have a formal “clawback” right against our investment adviser per se, the amount of accrued income written off in any period will reduce the income in the period in which such write-off was taken and thereby reduce such period’s incentive fee payment.

In addition, our investment adviser receives the incentive fee based, in part, upon net capital gains realized on our investments. Unlike the portion of the incentive fee based on income, there is no performance threshold applicable to the portion of the incentive fee based on net capital gains. As a result, our investment adviser may have a tendency to invest more in investments that are likely to result in capital gains as compared to income producing securities. Such a practice could result in our investing in more speculative securities than would otherwise be the case, which could result in higher investment losses, particularly during economic downturns.

Given the subjective nature of the investment decisions made by our investment adviser on our behalf, we will be unable to monitor these potential conflicts of interest between us and our investment adviser.

Our base management fee may induce our investment adviser to incur leverage.

The fact that our base management fee is payable based upon our gross assets, which would include any borrowings for investment purposes, may encourage our investment adviser to use leverage to make additional investments. Under certain circumstances, the use of increased leverage may increase the likelihood of default, which would disfavor holders of our common stock. Given the subjective nature of the investment decisions made by our investment adviser on our behalf, we may not be able to monitor this potential conflict of interest.

Because we borrow money, the potential for loss on amounts invested in us will be magnified and may increase the risk of investing in us.

Borrowings, also known as leverage, magnify the potential for loss on invested equity capital. If we continue to use leverage to partially finance our investments, through borrowings from banks and other lenders, you will experience increased risks of investing in our common stock. We, through our SBIC subsidiaries, issue debt securities guaranteed by the SBA and sold in the capital markets. As a result of its guarantee of the debt securities, the SBA has fixed dollar claims on the assets of our SBIC subsidiaries that are superior to the claims of our common stockholders. We also borrow under our credit facilities, have issued the Convertible Notes, 2019 Notes, 2024 Notes and 2028 Notes, and may issue other debt securities or enter into other types of borrowing arrangements in the future. If the value of our assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would have had we not leveraged. Similarly, any decrease in our income would cause net income to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to make common stock distributions or scheduled debt payments. Leverage is generally considered a speculative investment technique and we only intend to use leverage if expected returns will exceed the cost of borrowing.

As of September 30, 2014, we had $225 million of outstanding indebtedness guaranteed by the SBA, $317.4 million of outstanding indebtedness under our credit facilities, $115.0 million of outstanding Convertible Notes, $75.0 million of outstanding 2024 Notes and $86.3 million of outstanding 2028 Notes. These debt instruments require periodic payments of interest. The weighted average interest rate charged on our borrowings as of September 30, 2014 was 4.04% (exclusive of deferred financing costs). We will need to generate sufficient cash flow to make these required interest payments. In order for us to cover our annual interest payments on indebtedness, we must achieve annual returns on our September 30, 2014 total assets of at least 1.81%. If we are unable to meet the financial obligations under the debentures, the SBA, as a creditor, will have a superior claim to the assets of our SBIC subsidiaries over our stockholders in the event we liquidate or the SBA exercises its remedies under such debentures as the result of a default by us. If we are unable to meet the financial obligations under our credit facilities, the lenders under the credit facilities will have a superior to claim to our assets over our stockholders. If we are unable to meet the financial obligations under the Convertible Notes, 2024 Notes or 2028 Notes, the holders thereof will have the right to declare the principal amount and accrued and unpaid interest on such to be due and payable immediately.

We have received exemptive relief from the SEC to permit us to exclude the debt of our SBIC subsidiaries guaranteed by the SBA from the definition of senior securities in the 200% asset coverage ratio we are required to maintain under the 1940 Act. As a result of our receipt of this relief, we have the ability to incur leverage in excess of the amounts set forth in the 1940 Act. If we incur additional leverage in excess of the amounts set forth in the 1940 Act, our net asset value will decline more sharply if the value of our assets declines than if we had not incurred such additional leverage and the effects of leverage described above will be magnified.

Illustration.  The following table illustrates the effect of leverage on returns from an investment in our common stock assuming various annual returns, net of expenses. The calculations in the table below are hypothetical and actual returns may be higher or lower than those appearing below.

Assumed Return on Our Portfolio(1)
(net of expenses)

	-10.0%	-5.0%	0.0%	5.0%	10.0%
Corresponding net return to common stockholder	-21.95%	-12.66%	-3.37%	5.92%	15.21%

(1)	Assumes $2.7 billion in total assets, $1.2 billion in debt outstanding, $1.4 billion in net assets, and a weighted average interest rate of 3.567%. Actual interest payments may be different.

Substantially all of our assets are subject to security interests under secured credit facilities or subject to a superior claim over our stockholders by the SBA and if we default on our obligations under the facilities or with respect to our SBA-guaranteed debentures, we may suffer adverse consequences, including foreclosure on our assets.

As of September 30, 2014, substantially all of our assets were pledged as collateral under our credit facilities or subject to a superior claim over our stockholders by the SBA. If we default on our obligations under these facilities or our SBA-guaranteed debentures, the lenders and/or the SBA may have the right to foreclose upon and sell, or otherwise transfer, the collateral subject to their security interests or their superior claim. In such event, we may be forced to sell our investments to raise funds to repay our outstanding borrowings in order to avoid foreclosure and these forced sales may be at times and at prices we would not consider advantageous. Moreover, such deleveraging of our company could significantly impair our ability to effectively operate our business in the manner in which we have historically operated. As a result, we could be forced to curtail or cease new investment activities and lower or eliminate the dividends that we have historically paid to our stockholders.

In addition, if the lenders exercise their right to sell the assets pledged under our credit facilities, such sales may be completed at distressed sale prices, thereby diminishing or potentially eliminating the amount of cash available to us after repayment of the amounts outstanding under the credit facilities.

Pending legislation may allow us to incur additional leverage.

As a BDC, under the 1940 Act we generally are not permitted to incur indebtedness unless immediately after such borrowing we have an asset coverage for total borrowings of at least 200% (i.e., the amount of debt may not exceed 50% of the value of our assets). Recent legislation introduced in the U.S. House of Representatives, if eventually passed, would modify this section of the 1940 Act and increase the amount of debt that BDCs may incur by modifying the asset coverage percentage from 200% to 150%. In addition, recent legislation introduced in the U.S. Senate would modify SBA regulations in a manner that may permit us to incur additional SBA leverage. As a result, we may be able to incur additional indebtedness in the future and therefore your risk of an investment in us may increase.

Because we intend to distribute between 90% and 100% of our income to our stockholders in connection with our election to be treated as a RIC, we will continue to need additional capital to finance our growth. If additional funds are unavailable or not available on favorable terms, our ability to grow will be impaired.

In order to qualify for the tax benefits available to RICs and to minimize corporate-level U.S. federal income taxes, we intend to distribute to our stockholders between 90% and 100% of our annual taxable income, except that we may retain certain net capital gains for investment, and treat such amounts as deemed distributions to our stockholders. If we elect to treat any amounts as deemed distributions, we must pay income taxes at the corporate rate on such deemed distributions on behalf of our stockholders. As a result of these requirements, we will likely need to raise capital from other sources to grow our business. As a business development company, we generally are required to meet a coverage ratio of total assets, less liabilities and indebtedness not represented by senior securities, to total senior securities, which includes all of our borrowings and any outstanding preferred stock, of at least 200%. These requirements limit the amount that we may borrow. Because we will continue to need capital to grow our investment portfolio, these limitations may prevent us from incurring debt and require us to raise additional equity at a time when it may be disadvantageous to do so.

While we expect to be able to issue additional equity securities, we cannot assure you that equity financing will be available to us on favorable terms, or at all. Also, as a business development company, we generally are not permitted to issue equity securities priced below net asset value without stockholder approval. If additional funds are not available to us, we could be forced to curtail or cease new investment activities, and our net asset value and share price could decline.

Our ability to enter into transactions with our affiliates is restricted.

We are prohibited under the 1940 Act from participating in certain transactions with certain of our affiliates without the prior approval of the members of our independent directors and, in some cases, the SEC. Any person that owns, directly or indirectly, 5% or more of our outstanding voting securities is our affiliate for purposes of the 1940 Act and we are generally prohibited from buying or selling any securities (other than our securities) from or to such affiliate, absent the prior approval of our independent directors. The 1940 Act also prohibits certain “joint” transactions with certain of our affiliates, which could include investments in the same portfolio company (whether at the same or different times), without prior approval of our independent directors and, in some cases, the SEC. If a person acquires more than 25% of our voting securities, we will be prohibited from buying or selling any security (other than any security of which we are the issuer) from or to such person or certain of that person’s affiliates, or entering into prohibited joint transactions with such person, absent the prior approval of the SEC. Similar restrictions limit our ability to transact business with our officers or directors or their affiliates. As a result of these restrictions, we may be prohibited from buying or selling any security (other than any security of which we are the issuer) from or to any portfolio company of a private equity fund managed by our investment adviser without the prior approval of the SEC, which may limit the scope of investment opportunities that would otherwise be available to us.

Fifth Street Management received an exemptive order from to the SEC to permit us to co-invest, subject to the conditions of the relief granted by the SEC, with other funds managed by Fifth Street Management in a manner consistent with our investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors.

There are significant potential conflicts of interest including our investment adviser’s management of FSFR and certain private investment funds, which could adversely impact our investment returns.

Certain of our executive officers and directors, and members of the investment committee of our investment adviser, serve or may serve as officers, directors or principals of other entities and affiliates of our investment adviser, FSAM or other investment funds managed by our affiliates that may operate in the same or a related line of business as we do. Accordingly, they may have obligations to investors in those entities, the fulfillment of which might not be in our or our stockholders’ best interests or may require them to devote time to services for other entities, which could interfere with the time available to provide services to us. For example, Fifth Street Management presently serves as investment adviser to FSFR, a publicly-traded BDC with total assets of approximately $412.5 million as of September 30, 2014, that invests in in senior secured loans, similar to those we target for investment, including first lien, unitranche and second lien debt instruments, that pay interest at rates which are determined periodically on the basis of a floating base lending rate, made to private middle market companies whose debt is rated below investment grade. Specifically, FSFR targets private leveraged middle market companies with approximately $20 million to $100 million of EBITDA and targets investment sizes generally ranging from $3 million and $20 million. We generally target small and mid-sized companies with annual revenues between $25 million and $250 million and target investment sizes generally ranging from $10 million to $100 million. In addition, though not the primary focus of our investment portfolio, our investments also include floating rate senior loans. Therefore, there may be certain investment opportunities that satisfy the investment criteria for both FSFR and us. FSFR operates as a distinct and separate public company and any investment in our common stock will not be an investment in FSFR. In addition, our executive officers and three of our independent directors serve in substantially similar capacities for FSFR. Fifth Street Management and its affiliates also manage private investment funds, and may manage other funds in the future, that have investment mandates that are similar, in whole and in part, with ours. Accordingly, they may have obligations to investors in those entities, the fulfillment of which might not be in the best interests of us or our stockholders. For example, the principals of our investment adviser may face conflicts of interest in the allocation of investment opportunities to us and such other funds.

Fifth Street Management has adopted, and our Board of Directors has approved, an investment allocation policy that governs the allocation of investment opportunities among the investment funds managed by Fifth Street Management and its affiliates. To the extent an investment opportunity is appropriate for us or FSFR or any other investment fund managed by our affiliates, and co-investment is not possible, Fifth Street Management will adhere to its investment allocation policy in order to determine to which entity to allocate the opportunity. Any such opportunity will be allocated first to the entity whose investment strategy is the most consistent with the opportunity being allocated, and second, if the terms of the opportunity are consistent with more than one entity’s investment strategy, on an alternating basis. Although our investment professionals will endeavor to allocate investment opportunities in a fair and equitable manner, we and our common stockholders could be adversely affected to the extent investment opportunities are allocated among us and other investment vehicles managed or sponsored by, or affiliated with, our executive officers, directors and members of our investment adviser.

As a business development company, we were substantially limited in our ability to co-invest in privately negotiated transactions with affiliated funds until we obtained an exemptive order from the SEC on September 9, 2014. The exemptive relief permits us to participate in negotiated co-investment transactions with certain affiliates, each of whose investment adviser is Fifth Street Management, or an investment adviser controlling, controlled by or under common control with Fifth Street Management, in a manner consistent with our investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors, and pursuant to the conditions to the exemptive relief.

The incentive fee we pay to our investment adviser relating to capital gains may be effectively greater than 20%.

As a result of the operation of the cumulative method of calculating the capital gains portion of the incentive fee we pay to our investment adviser, the cumulative aggregate capital gains fee received by our investment adviser could be effectively greater than 20%, depending on the timing and extent of subsequent net realized capital losses or net unrealized depreciation. For additional information on this calculation, see the disclosure in footnote 2 to Example 2 under the caption “Business — Investment Advisory Agreement —  Management Fee — Incentive Fee.” We cannot predict whether, or to what extent, this payment calculation would affect your investment in our stock.

A failure on our part to maintain our qualification as a business development company would significantly reduce our operating flexibility.

If we fail to continuously qualify as a business development company, we might be subject to regulation as a registered closed-end investment company under the 1940 Act, which would significantly decrease our operating flexibility. In addition, failure to comply with the requirements imposed on business development companies by the 1940 Act could cause the SEC to bring an enforcement action against us. For additional information on the qualification requirements of a business development company, see the disclosure under the caption “Regulation — Business Development Company Regulations.”

Regulations governing our operation as a business development company and RIC affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth.

As a result of the annual distribution requirement to qualify for tax-free treatment at the corporate level on income and gains distributed to stockholders, we need to periodically access the capital markets to raise cash to fund new investments. We generally are not able to issue or sell our common stock at a price below net asset value per share, which may be a disadvantage as compared with other public companies or private investment funds. If our common stock trades at a discount to net asset value, this restriction could adversely affect our ability to raise capital. We may, however, sell our common stock, or warrants, options or rights to acquire our common stock, at a price below the current net asset value of the common stock if our Board of Directors and independent directors determine that such sale is in our best interests and the best interests of our stockholders, and our stockholders as well as those stockholders that are not affiliated with us approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of our Board of Directors, closely approximates the market value of such securities (less any underwriting commission or discount). See “— Stockholders may incur dilution if we issue securities to subscribe to, convert to or purchase shares of our common stock” for a discussion of a proposal approved by our stockholders that permits us to issue warrants, options or rights to acquire our common stock at a price below the current net asset value per share.

We also may make rights offerings to our stockholders at prices less than net asset value, subject to applicable requirements of the 1940 Act. If we raise additional funds by issuing more shares of our common stock or issuing senior securities convertible into, or exchangeable for, our common stock, the percentage ownership of our stockholders may decline at that time and such stockholders may experience dilution. Moreover, we can offer no assurance that we will be able to issue and sell additional equity securities in the future, on terms favorable to us or at all.

In addition, we may issue “senior securities,” including borrowing money from banks or other financial institutions only in amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after such incurrence or issuance. Our ability to issue different types of securities is also limited. Compliance with these requirements may unfavorably limit our investment opportunities and reduce our ability in comparison to other companies to profit from favorable spreads between the rates at which we can borrow and the rates at which we can lend. As a business development company, therefore, we may need to issue equity more frequently than our privately owned competitors, which may lead to greater stockholder dilution.

We expect to continue to borrow for investment purposes. If the value of our assets declines, we may be unable to satisfy the asset coverage test, which could prohibit us from paying dividends and could prevent us from qualifying as a RIC. If we cannot satisfy the asset coverage test, we may be required to sell a portion of our investments and, depending on the nature of our debt financing, repay a portion of our indebtedness at a time when such sales may be disadvantageous.

In addition, we may in the future seek to securitize our portfolio securities to generate cash for funding new investments. To securitize loans, we would likely create a wholly-owned subsidiary and contribute a pool of loans to the subsidiary. We would then sell interests in the subsidiary on a non-recourse basis to purchasers and we would retain all or a portion of the equity in the subsidiary. An inability to successfully securitize our loan portfolio could limit our ability to grow our business or fully execute our business strategy and may decrease our earnings, if any. The securitization market is subject to changing market conditions and we may not be able to access this market when we would otherwise deem appropriate. Moreover, the successful securitization of our portfolio might expose us to losses as the residual investments in which we do not sell interests will tend to be those that are riskier and more apt to generate losses. The 1940 Act also may impose restrictions on the structure of any securitization.

Any failure to comply with SBA regulations could have an adverse effect on our SBIC subsidiaries’ operations.

Through wholly-owned subsidiaries, we hold two licenses from the SBA to operate SBIC subsidiaries. On February 3, 2010, our wholly-owned subsidiary, Fifth Street Mezzanine Partners IV, L.P. received a license, effective February 1, 2010, and on May 15, 2012, our wholly-owned subsidiary, Fifth Street Mezzanine Partners V, L.P. received a license, effective May 10, 2012, from the SBA to operate as SBICs under Section 301(c) of the Small Business Investment Act of 1958. The SBIC licenses allow our SBIC subsidiaries to obtain leverage by issuing SBA-guaranteed debentures. The SBA places certain limitations on the financing terms of investments by SBICs in portfolio companies and prohibits SBICs from providing funds for certain purposes or to businesses in a few prohibited industries. Compliance with SBIC requirements may cause our SBIC subsidiaries to forgo attractive investment opportunities that are not permitted under SBA regulations.

Further, SBA regulations require that an SBIC be periodically examined and audited by the SBA to determine its compliance with the relevant SBA regulations. The SBA prohibits, without prior SBA approval, a “change of control” of an SBIC or transfers that would result in any person (or a group of persons acting in concert) owning 10% or more of a class of capital stock of an SBIC. If our SBIC subsidiaries fail to comply with applicable SBA regulations, the SBA could, depending on the severity of the violation, limit or prohibit their use of debentures, declare outstanding debentures immediately due and payable, and/or limit them from making new investments. In addition, the SBA can revoke or suspend a license for willful or repeated violation of, or willful or repeated failure to observe, any provision of the Small Business Investment Act of 1958 or any rule or regulation promulgated thereunder. These actions by the SBA would, in turn, negatively affect us because our SBIC subsidiaries are our wholly-owned subsidiaries.

We may experience fluctuations in our quarterly results.

We could experience fluctuations in our quarterly results due to a number of factors, including our ability or inability to make investments in companies that meet our investment criteria, the interest rate payable on the debt securities we acquire, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our market and general economic conditions. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods.

Our Board of Directors may change our investment objective, operating policies and strategies without prior notice or stockholder approval, the effects of which may be adverse.

Our Board of Directors has the authority to modify or waive our current investment objective, operating policies and strategies without prior notice and without stockholder approval. We cannot predict the effect any changes to our current investment objective, operating policies and strategies would have on our business, net asset value, operating results and value of our stock. However, the effects might be adverse, which could negatively impact our ability to pay you distributions and cause you to lose part or all of your investment.

We will be subject to corporate-level U.S. federal income tax if we are unable to maintain our qualification as a RIC under Subchapter M of the Code or do not satisfy the annual distribution requirement.

To maintain RIC status and be relieved of U.S. federal taxes on income and gains distributed to our stockholders, we must meet the following annual distribution, income source and asset diversification requirements:

•	The annual distribution requirement for a RIC will be satisfied if we distribute to our stockholders on an annual basis at least 90% of our net taxable income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. Because we may use debt financing, we are subject to an asset coverage ratio requirement under the 1940 Act and we may be subject to certain financial covenants under our debt arrangements that could, under certain circumstances, restrict us from making distributions necessary to satisfy the distribution requirement. If we are unable to obtain cash from other sources, we could fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

•	The income source requirement will be satisfied if we obtain at least 90% of our income for each year from dividends, interest, gains from the sale of stock or securities or similar sources.
•	The asset diversification requirement will be satisfied if we meet certain asset diversification requirements at the end of each quarter of our taxable year. To satisfy this requirement, at least 50% of the value of our assets must consist of cash, cash equivalents, U.S. government securities, securities of other RICs, and other acceptable securities; and no more than 25% of the value of our assets can be invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships.” Failure to meet these requirements may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments will be in private companies, and therefore will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses.

If we fail to qualify for or maintain RIC status or to meet the annual distribution requirement for any reason and are subject to corporate-level U.S. federal income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions.

We may not be able to pay you distributions, our distributions may not grow over time and a portion of our distributions may be a return of capital.

We intend to pay distributions to our stockholders out of assets legally available for distribution. We cannot assure you that we will achieve investment results that will allow us to sustain a specified level of cash distributions or periodic increases in cash distributions. Our ability to pay distributions might be adversely affected by, among other things, the impact of one or more of the risk factors described in this prospectus. In addition, the inability to satisfy the asset coverage test applicable to us as a business development company can limit our ability to pay distributions. All distributions will be paid at the discretion of our Board of Directors and will depend on our earnings, our financial condition, maintenance of our RIC status, compliance with applicable business development company regulations and such other factors as our Board of Directors may deem relevant from time to time. We cannot assure you that we will continue to pay distributions to our stockholders.

When we make distributions, we will be required to determine the extent to which such distributions are paid out of current or accumulated earnings and profits. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of an investor’s basis in our stock and, assuming that an investor holds our stock as a capital asset, thereafter as a capital gain.

We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.

For U.S. federal income tax purposes, we include in income certain amounts that we have not yet received in cash, such as original issue discount or accruals on a contingent payment debt instrument, which may occur if we receive warrants in connection with the origination of a loan or possibly in other circumstances. Such original issue discount is included in income before we receive any corresponding cash payments. In addition, our loans typically contain payment-in-kind (“PIK”) interest provisions. The PIK interest, computed at the contractual rate specified in each loan agreement, is added to the principal balance of the loan and recorded as interest income. We also may be required to include in income certain other amounts that we do not receive, and may never receive, in cash.

Since, in certain cases, we may recognize income before or without receiving cash representing such income, we may have difficulty meeting the annual distribution requirement necessary to be relieved of U.S. federal taxes on income and gains distributed to our stockholders. Accordingly, we may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to satisfy the annual distribution requirement and thus become subject to corporate-level U.S. federal income tax.

In addition, as discussed elsewhere herein, our loans may contain PIK interest provisions. The PIK interest, computed at the contractual rate specified in each loan agreement, will be added to the principal balance of the loan and recorded as interest income. To avoid the imposition of corporate-level tax on us, this non-cash source of income will need to be paid out to stockholders in cash distributions or, in the event that we determine to do so, in shares of our common stock, even though we may have not yet collected and may never collect the cash relating to the PIK interest.

We may in the future choose to pay distributions partly in our own stock, in which case you may be required to pay tax in excess of the cash you receive.

We may distribute taxable distributions that are payable in part in our stock. In accordance with certain applicable Treasury regulations and private letter rulings issued by the Internal Revenue Service, a RIC may treat a distribution of its own stock as fulfilling its RIC distribution requirements if each stockholder may elect to receive his or her entire distribution in either cash or stock of the RIC, subject to a limitation that the aggregate amount of cash to be distributed to all stockholders must be at least 20% of the aggregate declared distribution. If too many stockholders elect to receive cash, each stockholder electing to receive cash must receive a pro rata amount of cash (with the balance of the distribution paid in stock). In no event will any stockholder, electing to receive cash, receive less than 20% of his or her entire distribution in cash. If these and certain other requirements are met, for U.S. federal income tax purposes, the amount of the distribution paid in stock will be equal to the amount of cash that could have been received instead of stock. Taxable stockholders receiving such distributions will be required to include the full amount of the distribution as ordinary income (or as long-term capital gain to the extent such distribution is properly reported as a capital gain dividend) to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, a U.S. stockholder may be required to pay tax with respect to such distributions in excess of any cash received. If a U.S. stockholder sells the stock it receives as a distribution in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the distribution, depending on the market price of our stock at the time of the sale. Furthermore, with respect to non-U.S. stockholders, we may be required to withhold U.S. tax with respect to such distribution, including in respect of all or a portion of such distribution that is payable in stock. In addition, if a significant number of our stockholders determine to sell shares of our stock in order to pay taxes owed on distribution, it may put downward pressure on the trading price of our stock.

Our wholly-owned SBIC subsidiaries may be unable to make distributions to us that will enable us to maintain RIC status, which could result in the imposition of an entity-level tax.

In order for us to continue to qualify for RIC tax treatment and to minimize corporate-level U.S. federal income taxes, we are required to distribute substantially all of our net taxable income and net capital gain income, including income from certain of our subsidiaries, which includes the income from our SBIC subsidiaries. We are partially dependent on our SBIC subsidiaries for cash distributions to enable us to meet the RIC distribution requirements. Our SBIC subsidiaries may be limited by the Small Business Investment Act of 1958, and SBA regulations governing SBICs, from making certain distributions to us that may be necessary to maintain our status as a RIC. We may have to request a waiver of the SBA’s restrictions for our SBIC subsidiaries to make certain distributions to maintain our RIC status. We cannot assure you that the SBA will grant such waiver and if our SBIC subsidiaries are unable to obtain a waiver, compliance with the SBA regulations may result in loss of RIC tax treatment and a consequent imposition of an entity-level tax on us.

We may be unable to invest a significant portion of the net proceeds from an offering of our securities on acceptable terms within an attractive timeframe.

Delays in investing the net proceeds raised in an offering of our securities may cause our performance to be worse than that of other fully invested business development companies or other lenders or investors pursuing comparable investment strategies. We cannot assure you that we will be able to identify any investments that meet our investment objective or that any investment that we make will produce a positive return. We may be unable to invest the net proceeds of any offering on acceptable terms within the time period that we anticipate or at all, which could harm our financial condition and operating results.

We anticipate that, depending on market conditions, it may take us a substantial period of time to invest substantially all of the net proceeds of any offering in securities meeting our investment objective. During this period, we will invest the net proceeds of an offering primarily in cash, cash equivalents, U.S. government securities, repurchase agreements and high-quality debt instruments maturing in one year or less from the time of investment, which may produce returns that are significantly lower than the returns which we expect to achieve when our portfolio is fully invested in securities meeting our investment objective. As a result, any distributions that we pay during this period may be substantially lower than the distributions that we may be able to pay when our portfolio is fully invested in securities meeting our investment objective. In addition, until such time as the net proceeds of an offering are invested in securities meeting our investment objective, the market price for our common stock may decline. Thus, the return on your investment may be lower than when, if ever, our portfolio is fully invested in securities meeting our investment objective.

Changes in laws or regulations governing our operations may adversely affect our business or cause us to alter our business strategy.

We and our portfolio companies are subject to regulation at the local, state and federal level. New legislation may be enacted or new interpretations, rulings or regulations could be adopted, including those governing the types of investments we are permitted to make or that impose limits on our ability to pledge a significant amount of our assets to secure loans, any of which could harm us and our stockholders, potentially with retroactive effect.

Additionally, any changes to the laws and regulations governing our operations relating to permitted investments may cause us to alter our investment strategy in order to avail ourselves of new or different opportunities. Such changes could result in material differences to the strategies and plans set forth in this prospectus and may result in our investment focus shifting from the areas of expertise of our investment adviser to other types of investments in which our investment adviser may have less expertise or little or no experience. Thus, any such changes, if they occur, could have a material adverse effect on our results of operations and the value of your investment.

Future control deficiencies could prevent us from accurately and timely reporting our financial results.

We may identify deficiencies in our internal control over financial reporting in the future, including significant deficiencies and material weaknesses. A “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of a company’s financial reporting. A “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Our failure to identify deficiencies in our internal control over financial reporting in a timely manner or remediate any deficiencies, or the identification of material weaknesses or significant deficiencies in the future could prevent us from accurately and timely reporting our financial results.

Risks Relating to Our Investments

Our investments in portfolio companies may be risky, and we could lose all or part of our investment.

The companies in which we invest are typically highly leveraged, and, in most cases, our investments in such companies are not rated by any rating agency. If such investments were rated, we believe that they would likely receive a rating from a nationally recognized statistical rating organization of below investment grade (i.e., below BBB- or Baa), which is often referred to as “junk.” Exposure to below investment grade securities involves certain risks, and those securities are viewed as having predominately speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. Investing in small and mid-sized companies involves a number of significant risks. Among other things, these companies:

•	may have limited financial resources and may be unable to meet their obligations under their debt instruments that we hold, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of us realizing any guarantees from subsidiaries or affiliates of our portfolio companies that we may have obtained in connection with our investments, as well as a corresponding decrease in the value of the equity components of our investments;

•	may have shorter operating histories, narrower product lines, smaller market shares and/or significant customer concentrations than larger businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns;
•	may not have collateral sufficient to pay any outstanding interest or principal due to us in the event of a default by these companies;
•	are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our portfolio company and, in turn, on us;
•	generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position; and
•	generally have less publicly available information about their businesses, operations and financial condition. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and as a result may lose part or all of our investment.

In addition, in the course of providing significant managerial assistance to certain of our portfolio companies, certain of our officers and directors may serve as directors on the boards of such companies. To the extent that litigation arises out of our investments in these companies, our officers and directors may be named as defendants in such litigation, which could result in an expenditure of funds (through our indemnification of such officers and directors) and the diversion of management time and resources.

We may incur greater risk with respect to investments we acquire through assignments or participations of interests.

Although we originate a substantial portion of our loans, we may acquire loans through assignments or participations of interests in such loans. The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to such debt obligation. However, the purchaser’s rights can be more restricted than those of the assigning institution, and we may not be able to unilaterally enforce all rights and remedies under an assigned debt obligation and with regard to any associated collateral. A participation typically results in a contractual relationship only with the institution participating out the interest and not directly with the borrower. Sellers of participations typically include banks, broker-dealers, other financial institutions and lending institutions. In purchasing participations, we generally will have no right to enforce compliance by the borrower with the terms of the loan agreement against the borrower, and we may not directly benefit from the collateral supporting the debt obligation in which we have purchased the participation. As a result, we will be exposed to the credit risk of both the borrower and the institution selling the participation. Further, in purchasing participations in lending syndicates, we will not be able to conduct the same level of due diligence on a borrower or the quality of the loan with respect to which we are buying a participation as we would conduct if we were investing directly in the loan. This difference may result in us being exposed to greater credit or fraud risk with respect to such loans than we expected when initially purchasing the participation.

We may be exposed to higher risks with respect to our investments that include original issue discount or PIK interest.

Our investments may include OID and contractual PIK interest, which represents contractual interest added to a loan balance and due at the end of such loan’s term. To the extent OID or PIK interest constitute a portion of our income, we are exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash, including the following:

•	OID and PIK instruments may have higher yields, which reflect the payment deferral and credit risk associated with these instruments;
•	OID and PIK accruals may create uncertainty about the source of our distributions to stockholders;

•	OID and PIK instruments may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of the collateral; and
•	OID and PIK instruments may represent a higher credit risk than coupon loans.

An investment strategy focused primarily on privately held companies presents certain challenges, including the lack of available information about these companies.

We invest primarily in privately held companies. Generally, little public information exists about these companies, including typically a lack of audited financial statements and ratings by third parties. We must therefore rely on the ability of our investment adviser to obtain adequate information to evaluate the potential risks of investing in these companies. These companies and their financial information may not be subject to the Sarbanes-Oxley Act and other rules that govern public companies. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and we may lose money on our investments. These factors could affect our investment returns.

If we make unsecured debt investments, we may lack adequate protection in the event our portfolio companies become distressed or insolvent and will likely experience a lower recovery than more senior debtholders in the event our portfolio companies defaults on their indebtedness.

We have made, and may in the future make, unsecured debt investments in portfolio companies. Unsecured debt investments are unsecured and junior to other indebtedness of the portfolio company. As a consequence, the holder of an unsecured debt investment may lack adequate protection in the event the portfolio company becomes distressed or insolvent and will likely experience a lower recovery than more senior debtholders in the event the portfolio company defaults on its indebtedness. In addition, unsecured debt investments of small and mid-sized companies are often highly illiquid and in adverse market conditions may experience steep declines in valuation even if they are fully performing.

If we invest in the securities and obligations of distressed or bankrupt companies, such investments may be subject to significant risks, including lack of income, extraordinary expenses, uncertainty with respect to satisfaction of debt, lower-than-expected investment values or income potentials and resale restrictions.

We are authorized to invest in the securities and other obligations of distressed or bankrupt companies. At times, distressed debt obligations may not produce income and may require us to bear certain extraordinary expenses (including legal, accounting, valuation and transaction expenses) in order to protect and recover our investment. Therefore, to the extent we invest in distressed debt, our ability to achieve current income for our stockholders may be diminished.

We also will be subject to significant uncertainty as to when and in what manner and for what value the distressed debt we invest in will eventually be satisfied (e.g., through a liquidation of the obligor’s assets, an exchange offer or plan of reorganization involving the distressed debt securities or a payment of some amount in satisfaction of the obligation). In addition, even if an exchange offer is made or plan of reorganization is adopted with respect to distressed debt held by us, there can be no assurance that the securities or other assets received by us in connection with such exchange offer or plan of reorganization will not have a lower value or income potential than may have been anticipated when the investment was made.

Moreover, any securities received by us upon completion of an exchange offer or plan of reorganization may be restricted as to resale. As a result of our participation in negotiations with respect to any exchange offer or plan of reorganization with respect to an issuer of distressed debt, we may be restricted from disposing of such securities.

The lack of liquidity in our investments may adversely affect our business.

We invest, and will continue to invest, in companies whose securities are not publicly traded, and whose securities are subject to legal and other restrictions on resale or are otherwise less liquid than publicly traded securities. In fact, all of our assets may be invested in illiquid securities. The illiquidity of these investments may make it difficult for us to sell these investments when desired. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we had previously recorded these investments. Our investments are usually subject to contractual or legal restrictions on resale or are otherwise illiquid because there is usually no established trading market for such investments. The illiquidity of most of our investments may make it difficult for us to dispose of them at a favorable price, and, as a result, we may suffer losses.

We may not have the funds or ability to make additional investments in our portfolio companies.

After our initial investment in a portfolio company, we may be called upon from time to time to provide additional funds to such company or have the opportunity to increase our investment through the exercise of a warrant to purchase common stock. There is no assurance that we will make, or will have sufficient funds to make, follow-on investments. Any decisions not to make a follow-on investment or any inability on our part to make such an investment may have a negative impact on a portfolio company in need of such an investment, may result in a missed opportunity for us to increase our participation in a successful operation or may reduce the expected yield on the investment.

Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.

We invest primarily in first lien, second lien and subordinated debt issued by small and mid-sized companies. Our portfolio companies may have, or may be permitted to incur, other debt that ranks equally with, or senior to, the debt in which we invest. By their terms, such debt instruments may entitle the holders to receive payments of interest or principal on or before the dates on which we are entitled to receive payments with respect to the debt instruments in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any distribution. After repaying such senior creditors, such portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt instruments in which we invest, we would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.

The disposition of our investments may result in contingent liabilities.

Most of our investments involve private securities. In connection with the disposition of an investment in private securities, we may be required to make representations about the business and financial affairs of the portfolio company typical of those made in connection with the sale of a business. We may also be required to indemnify the purchasers of such investment to the extent that any such representations turn out to be inaccurate or with respect to certain potential liabilities. These arrangements may result in contingent liabilities that ultimately yield funding obligations that must be satisfied through our return of certain distributions previously made to us.

There may be circumstances where our debt investments could be subordinated to claims of other creditors or we could be subject to lender liability claims.

Even though we have structured some of our investments as senior loans, if one of our portfolio companies were to go bankrupt, depending on the facts and circumstances, including the extent to which we actually provided managerial assistance to that portfolio company, a bankruptcy court might recharacterize our debt investment and subordinate all or a portion of our claim to that of other creditors. We may also be subject to lender liability claims for actions taken by us with respect to a borrower’s business or instances where we exercise control over the borrower. It is possible that we could become subject to a lender’s liability claim, including as a result of actions taken in rendering significant managerial assistance.

Second priority liens on collateral securing loans that we make to our portfolio companies may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full both the first priority creditors and us.

Certain loans that we make to portfolio companies will be secured on a second priority basis by the same collateral securing senior secured debt of such companies. The first priority liens on the collateral will secure the portfolio company’s obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by the company under the agreements governing the loans. The holders of obligations secured by the first priority liens on the collateral will generally control the liquidation of and be entitled to receive proceeds from any realization of the collateral to repay their obligations in full before us. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from the sale or sales of all of the collateral would be sufficient to satisfy the loan obligations secured by the second priority liens after payment in full of all obligations secured by the first priority liens on the collateral. If such proceeds are not sufficient to repay amounts outstanding under the loan obligations secured by the second priority liens, then we, to the extent not repaid from the proceeds of the sale of the collateral, will only have an unsecured claim against the company’s remaining assets, if any.

The rights we may have with respect to the collateral securing the loans we make to our portfolio companies with senior debt outstanding may also be limited pursuant to the terms of one or more intercreditor agreements that we enter into with the holders of senior debt. Under such an intercreditor agreement, at any time that obligations that have the benefit of the first priority liens are outstanding, any of the following actions that may be taken with respect to the collateral will be at the direction of the holders of the obligations secured by the first priority liens: the ability to cause the commencement of enforcement proceedings against the collateral; the ability to control the conduct of such proceedings; the approval of amendments to collateral documents; releases of liens on the collateral; and waivers of past defaults under collateral documents. We may not have the ability to control or direct such actions, even if our rights are adversely affected.

Our investments in the healthcare sector face considerable uncertainties including substantial regulatory challenges.

As of September 30, 2014, our investments in portfolio companies that operate in the healthcare sector represent approximately 15% of our total portfolio. Our investments in the healthcare sector are subject to substantial risks. The laws and rules governing the business of healthcare companies and interpretations of those laws and rules are subject to frequent change. Broad latitude is given to the agencies administering those regulations. Existing or future laws and rules could force our portfolio companies engaged in healthcare to change how they do business, restrict revenue, increase costs, change reserve levels and change business practices.

Healthcare companies often must obtain and maintain regulatory approvals to market many of their products, change prices for certain regulated products and consummate some of their acquisitions and divestitures. Delays in obtaining or failing to obtain or maintain these approvals could reduce revenue or increase costs. Policy changes on the local, state and federal level, such as the expansion of the government’s role in the healthcare arena and alternative assessments and tax increases specific to the healthcare industry or healthcare products as part of federal health care reform initiatives, could fundamentally change the dynamics of the healthcare industry.

We generally do not, and do not expect to, control our portfolio companies.

We do not, and do not expect to, control most of our portfolio companies, even though we may have board representation or board observation rights, and our debt agreements may contain certain restrictive covenants. As a result, we are subject to the risk that a portfolio company in which we invest may make business decisions with which we disagree and the management of such company, as representatives of the holders of their common equity, may take risks or otherwise act in ways that do not serve our interests as a debt investor. Due to the lack of liquidity for our investments in non-traded companies, we may not be able to dispose of our interests in our portfolio companies as readily as we would like or at an appropriate valuation. As a result, a portfolio company may make decisions that could decrease the value of our portfolio holdings.

Defaults by our portfolio companies would harm our operating results.

A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize a portfolio company’s ability to meet its obligations under the debt or equity securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company.

We may not realize gains from our equity investments.

Certain investments that we have made in the past and may make in the future include warrants or other equity securities. In addition, we have made in the past and may make in the future direct equity investments in companies. Our goal is ultimately to realize gains upon our disposition of such equity interests. However, the equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience. We also may be unable to realize any value if a portfolio company does not have a liquidity event, such as a sale of the business, recapitalization or public offering, which would allow us to sell the underlying equity interests. We may seek puts or similar rights to give us the right to sell our equity securities back to the portfolio company issuer. We may be unable to exercise these put rights for the consideration provided in our investment documents if the issuer is in financial distress.

We are subject to certain risks associated with foreign investments.

We have made in the past and may make in the future investments in foreign companies. Investing in foreign companies may expose us to additional risks not typically associated with investing in U.S. companies. These risks include changes in foreign exchange rates, exchange control regulations, political and social instability, expropriation, imposition of foreign taxes, less liquid markets and less available information than is generally the case in the U.S., higher transaction costs, less government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards and greater price volatility. In addition, our foreign investments generally do not constitute “qualifying assets” under the 1940 Act, under which qualifying assets must represent at least 70% of our total assets. See “Business Development Company Regulation — Qualifying Assets.” Our success will depend, in part, on our ability to anticipate and effectively manage these and other risks. We cannot assure you that these and other factors will not have a material adverse effect on our business as a whole.

We may expose ourselves to risks if we engage in hedging transactions.

We have and may in the future enter into hedging transactions, which may expose us to risks associated with such transactions. We may utilize instruments such as forward contracts and interest rate swaps, caps, collars and floors to seek to hedge against fluctuations in the relative values of our portfolio positions and amounts due under our credit facilities from changes in market interest rates. Use of these hedging instruments may include counterparty credit risk. Utilizing such hedging instruments does not eliminate the possibility of fluctuations in the values of such positions and amounts due under our credit facilities or prevent losses if the values of such positions decline. However, such hedging can establish other positions designed to gain from those same developments, thereby offsetting the decline in the value of such portfolio positions. Such hedging transactions may also limit the opportunity for gain if the values of the underlying portfolio positions should increase. Moreover, it may not be possible to hedge against an interest rate fluctuation that is so generally anticipated that we are not able to enter into a hedging transaction at an acceptable price.

The success of any hedging transactions will depend on our ability to correctly predict movements and interest rates. Therefore, while we may enter into such transactions to seek to reduce interest rate risks, unanticipated changes in interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged may vary. Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings or credit facilities being hedged. Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss. See also “— Changes in interest rates may affect our cost of capital and net investment income.”

We are a non-diversified investment company within the meaning of the 1940 Act, and therefore have few restrictions with respect to the proportion of our assets that may be invested in securities of a single industry or issuer.

We are classified as a non-diversified investment company within the meaning of the 1940 Act, which means that we are not limited by the 1940 Act with respect to the proportion of our assets that we may invest in securities of a single industry or issuer, excluding limitations on investments in other investment companies. To the extent that we assume large positions in the securities of a small number of industries or issuers, our net asset value may fluctuate to a greater extent than that of a diversified investment company as a result of changes in the financial condition or the market’s assessment of the industry or issuer. We may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company. Beyond RIC diversification requirements, we do not have fixed guidelines for diversification, and our investments could be concentrated in relatively few industries or issuers.

Risks Relating to Our Common Stock

Shares of closed-end investment companies, including business development companies, may trade at a discount to their net asset value.

Shares of closed-end investment companies, including business development companies, may trade at a discount from net asset value. This characteristic of closed-end investment companies and business development companies is separate and distinct from the risk that our net asset value per share may decline. We cannot predict whether our common stock will trade at, above or below net asset value.

Investing in our common stock may involve an above average degree of risk.

The investments we make in accordance with our investment objective may result in a higher amount of risk than alternative investment options and a higher risk of volatility or loss of principal. Our investments in portfolio companies involve higher levels of risk, and therefore, an investment in our shares may not be suitable for someone with lower risk tolerance.

The market price of our common stock may fluctuate significantly.

The market price and liquidity of the market for shares of our common stock may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include:

•	significant volatility in the market price and trading volume of securities of business development companies or other companies in our sector, which are not necessarily related to the operating performance of these companies;
•	inability to obtain any exemptive relief that may be required by us from the SEC;
•	changes in regulatory policies, accounting pronouncements or tax guidelines, particularly with respect to RICs, business development companies and SBICs;
•	loss of our business development company or RIC status or the status of our SBIC subsidiaries as SBICs;
•	changes in earnings or variations in operating results;
•	changes in the value of our portfolio of investments;
•	any shortfall in revenue or net income or any increase in losses from levels expected by investors or securities analysts;
•	departure of our investment adviser’s key personnel; and
•	general economic trends and other external factors.

Sales of substantial amounts of our common stock in the public market may have an adverse effect on the market price of our common stock.

Sales of substantial amounts of our common stock, or the availability of such common stock for sale, could adversely affect the prevailing market prices for our common stock. If this occurs and continues for a sustained period of time, it could impair our ability to raise additional capital through the sale of securities should we desire to do so.

Certain provisions of our restated certificate of incorporation and amended and restated bylaws as well as the Delaware General Corporation Law could deter takeover attempts and have an adverse impact on the price of our common stock.

Our restated certificate of incorporation and our amended and restated bylaws as well as the Delaware General Corporation Law contain provisions that may have the effect of discouraging a third party from making an acquisition proposal for us. These anti-takeover provisions may inhibit a change in control in circumstances that could give the holders of our common stock the opportunity to realize a premium over the market price for our common stock.

Stockholders may incur dilution if we issue securities to subscribe to, convert to or purchase shares of our common stock.

The 1940 Act prohibits us from selling shares of our common stock at a price below the current net asset value per share of such stock with certain exceptions. One such exception is prior stockholder approval of issuances of securities to subscribe to, convert to or purchase shares of our common stock even if the subscription, conversion or purchase price per share of our common stock is below the net asset value per share of our common stock at the time of any such subscription, conversion or purchase. At our 2011 annual meeting of stockholders, our stockholders approved a proposal to authorize us to issue securities to subscribe to, convert to, or purchase shares of our common stock in one or more offerings, including under such circumstance. Such authorization has no expiration. Any decision to sell securities to subscribe to, convert to, or purchase shares of our common stock will be subject to the determination by our board of directors that such issuance is in our and our stockholders’ best interests. If we issue securities to subscribe to, convert to or purchase shares of common stock, the exercise or conversion of such securities would increase the number of outstanding shares of our common stock. Any such exercise or conversion would be dilutive on the voting power of existing stockholders, and could be dilutive with regard to dividends and our net asset value, and other economic aspects of the common stock.

Because the number of shares of common stock that could be so issued and the timing of any issuance is not currently known, the actual dilutive effect cannot be predicted; however, the table below illustrates the impact on the net asset value per common share of a business development company that would be experienced upon the exercise of a warrant to acquire shares of common stock of the business development company.

Example of Impact of Exercise of Warrant to Acquire Common Stock on Net Asset Value Per Share

The example assumes that the business development company has 1,000,000 shares of common stock outstanding, $15,000,000 in total assets and $5,000,000 in total liabilities at the time of the exercise of the warrant. As a result, the net asset value and net asset value per common share of the business development company are $10,000,000 and $10.00, respectively.

Further, the example assumes that the warrant permits the holder thereof to acquire 250,000 common shares under the following three different scenarios: (i) with an exercise price equal to a 10% premium to the business development company’s net asset value per share at the time of exercise, or $11.00 per share, (ii) with an exercise price equal to the business development company’s net asset value per share at the time of exercise, or $10.00 per share, and (iii) with an exercise price equal to a 10% discount to the business development company’s net asset value per share at the time of exercise, or $9.00 per share.

Warrant Exercise Price	Net Asset Value Per Share Prior To Exercise	Net Asset Value Per Share After Exercise
10% premium to net asset value per common share	$10.00	$10.20
Net asset value per common share	$10.00	$10.00
10% discount to net asset value per common share	$10.00	$9.80

Although have we chosen to demonstrate the impact on the net asset value per common share of a business development company that would be experienced by existing stockholders of the business development company upon the exercise of a warrant to acquire shares of common stock of the business development company, the results noted above would be similar in connection with the exercise or conversion of other securities exercisable or convertible into shares of the business development company’s common stock. In addition, the example does not take into account the impact of other securities that may be issued in connection with the issuance of exercisable or convertible securities (e.g., the issuance of shares of common stock in conjunction with the issuance of warrants to acquire shares of common stock).

Risks Related to Our Convertible Notes

Our stockholders may experience dilution upon the conversion of our convertible notes.

Our convertible notes are convertible into shares of our common stock beginning January 1, 2016 or, under certain circumstances, earlier. Upon conversion, we must deliver shares of our common stock. The conversion rate of our convertible notes was initially, and as of September 30, 2014 is, 67.7415 shares of our common stock per $1,000 principal amount of our convertible notes (equivalent to a conversion price of approximately $14.76 per share of common stock), subject to adjustment in certain circumstances. Based on the current conversion rate, the maximum number of shares of common stock that would be issued upon conversion of the $115.0 million convertible debt currently outstanding is 7,790,273. If we deliver shares of common stock upon a conversion at the time our net asset value per share exceeds the conversion price in effect at such time, our stockholders may incur dilution. In addition, our stockholders will experience dilution in their ownership percentage of our common stock upon our issuance of common stock in connection with the conversion of our convertible notes and any dividends paid on our common stock will also be paid on shares issued in connection with such conversion after such issuance.

We may not have, or have the ability to raise, the funds necessary to repurchase our convertible notes upon a fundamental change, and our debt may contain limitations on our ability to deliver shares of our common stock upon conversion or pay cash upon repurchase of our convertible notes.

Holders of our convertible notes will have the right to require us to repurchase their notes upon the occurrence of certain significant corporate events involving us, including if our common stock ceases to trade on any national securities exchange or we consolidate or merge into another entity in certain circumstances, at a repurchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any. We refer to such a corporate event as a “fundamental change.” However, we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of convertible notes surrendered therefor. In addition, our ability to repurchase our convertible notes or deliver shares of our common stock upon conversions of the convertible notes may be limited by law, by regulatory authority or by agreements governing our indebtedness, including our credit facilities. In this regard, the ING facility prohibits us from repurchasing our convertible notes in certain circumstances upon the occurrence of a fundamental change. Our failure to repurchase the notes at a time when the repurchase is required by the indenture relating to the convertible notes or to deliver any shares of our common stock deliverable on future conversions of the convertible notes as required by the indenture would constitute a default under the indenture. A default under the indenture or the occurrence of a fundamental change itself could also lead to a default under agreements governing our indebtedness. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase our convertible notes.

Provisions of our convertible notes could discourage an acquisition of us by a third party.

Certain provisions of our convertible notes could make it more difficult or more expensive for a third party to acquire us. Upon the occurrence of a fundamental change, the holders of our convertible notes will have the right, at their option, to require us to repurchase all or a portion of their convertible notes, plus accrued and unpaid interest. We may also be required to increase the conversion rate of the convertible notes in certain other circumstances, including in the event of certain fundamental changes. These provisions could discourage an acquisition of us by a third party.

Certain adverse consequences could result if our convertible notes are treated as equity interests in us for purposes of regulations under the Employee Retirement Income Security Act of 1974.

Pursuant to regulations under the Employee Retirement Income Security Act of 1974 (“ERISA”), it is possible that, due to their convertibility feature, our convertible notes could be treated as equity interests in us. In that event, if employee benefit plans subject to Title I of ERISA, plans that are not subject to ERISA but that are subject to Section 4975 of the Internal Revenue Code (the “Code”), such as individual retirement accounts, and entities that are deemed to hold the assets of such plans or accounts (such plans, accounts, and entities, “Benefit Plan Investors”) were to acquire 25% or more of the aggregate value of our convertible notes, among other consequences, we and our management would be subject to ERISA fiduciary duties, and certain transactions we might enter into, or may have entered into, in the ordinary course of our business might constitute non-exempt “prohibited transactions” under Section 406 of ERISA or Section 4975 of the Code and might have to be rescinded at significant cost to us. Moreover, if our underlying assets were deemed to be assets constituting plan assets, (i) our assets could be subject to ERISA’s reporting and disclosure requirements, (ii) a fiduciary causing a Benefit Plan Investor to make an investment in our equity interests could be deemed to have delegated its responsibility to manage the assets of the Benefit Plan Investor, and (iii) various providers of fiduciary or other services to us, and any other parties with authority or control with respect to our assets, could be deemed to be plan fiduciaries or otherwise parties in interest or disqualified persons by virtue of their provision of such services.

We do not believe that our convertible notes should be treated as equity interests in us for purposes of ERISA in light of the relevant regulations. No assurance can be given, however, that our convertible notes will not be so treated.

The accounting for convertible debt securities is complex and subject to uncertainty.

The accounting for convertible debt securities is complex and subject to frequent scrutiny by the accounting regulatory bodies and is subject to change. The issuance of our convertible notes may have an accounting effect on our earnings per share on a fully diluted basis. Further, we cannot predict if or when changes in the accounting for convertible debt securities could be made and whether any such change could have an adverse impact on our reported or future financial results. Any such impacts could adversely affect the market price or value of our common stock.

Risks Related to Our Notes

The Notes are unsecured and therefore are effectively subordinated to any secured indebtedness we have currently incurred or may incur in the future.

Our 6.125% unsecured notes due 2028 (the “2028 Notes”), 5.875% unsecured notes due 2024 (the “2024 Notes”), and the 4.875% unsecured notes due 2019 (the “2019 Notes” and together with the 2028 Notes and 2024 Notes, the “Notes”) are not secured by any of our assets or any of the assets of our subsidiaries. As a result, the Notes are effectively subordinated to any secured indebtedness we or our subsidiaries have currently incurred and may incur in the future (or any indebtedness that is initially unsecured to which we subsequently grant security) to the extent of the value of the assets securing such indebtedness. In any liquidation, dissolution, bankruptcy or other similar proceeding, the holders of any of our existing or future secured indebtedness and the secured indebtedness of our subsidiaries may assert rights against the assets pledged to secure that indebtedness in order to receive full payment of their indebtedness before the assets may be used to pay other creditors, including the holders of the Notes. As of September 30, 2014, we had $267.4 million of outstanding borrowings under our ING facility, $50.0 million of borrowings outstanding under our Sumitomo facility and $225.0 million of outstanding SBA-guaranteed debentures.

The Notes are structurally subordinated to the indebtedness and other liabilities of our subsidiaries.

The Notes are obligations exclusively of Fifth Street Finance Corp. and not of any of our subsidiaries. None of our subsidiaries is a guarantor of the Notes and the Notes are not required to be guaranteed by any subsidiaries we may acquire or create in the future. A portion of the indebtedness required to be consolidated on our balance sheet is held through our SBIC subsidiaries. The assets of such subsidiaries are not directly available to satisfy the claims of our creditors, including holders of the Notes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition, Liquidity and Capital Resources” for more detail on the SBA-guaranteed debentures.

Except to the extent we are a creditor with recognized claims against our subsidiaries, all claims of creditors (including trade creditors) and holders of preferred stock, if any, of our subsidiaries have priority over our equity interests in such subsidiaries (and therefore the claims of our creditors, including holders of the Notes) with respect to the assets of such subsidiaries. Even if we are recognized as a creditor of one or more of our subsidiaries, our claims are effectively subordinated to any security interests in the assets of any such subsidiary and to any indebtedness or other liabilities of any such subsidiary senior to our claims. Consequently, the Notes are structurally subordinated to all indebtedness and other liabilities (including trade payables) of any of our subsidiaries and any subsidiaries that we may in the future acquire or establish as financing vehicles or otherwise.

In addition, our subsidiaries may incur substantial additional indebtedness in the future, all of which would be structurally senior to the Notes.

The indenture under which the Notes are issued contains limited protection for holders of the Notes.

The indenture under which the Notes are issued offers limited protection to holders of the Notes. The terms of the indenture and the Notes do not restrict our or any of our subsidiaries’ ability to engage in, or otherwise be a party to, a variety of corporate transactions, circumstances or events that could have a material adverse impact on investments in the Notes. In particular, the terms of the indenture and the Notes do not place any restrictions on our or our subsidiaries’ ability to:

•	issue securities or otherwise incur additional indebtedness or other obligations, including (1) any indebtedness or other obligations that would be equal in right of payment to the Notes, (2) any indebtedness or other obligations that would be secured and therefore rank effectively senior in right of payment to the Notes to the extent of the values of the assets securing such debt, (3) indebtedness of ours that is guaranteed by one or more of our subsidiaries and which therefore is structurally senior to the Notes and (4) securities, indebtedness or obligations issued or incurred by our subsidiaries that would be senior to our equity interests in our subsidiaries and therefore rank structurally senior to the Notes with respect to the assets of our subsidiaries, in each case other than an incurrence of indebtedness or other obligation that would cause a violation of Section 18(a)(1)(A) as modified by Section 61(a)(1) of the 1940 Act or any successor provisions, whether or not we continue to be subject to such provisions of the 1940 Act, but giving effect, in either case, to any exemptive relief granted to us by the SEC (currently, these provisions generally prohibit us from making additional borrowings, including through the issuance of additional debt or the sale of additional debt securities, unless our asset coverage, as defined in the 1940 Act, equals at least 200% after such borrowings);
•	pay dividends on, or purchase or redeem or make any payments in respect of, capital stock or other securities ranking junior in right of payment to the Notes, including subordinated indebtedness, in each case, while the 2024 Notes remain outstanding, other than dividends, purchases, redemptions or payments that would cause a violation of Section 18(a)(1)(B) as modified by Section 61(a)(1) of the 1940 Act or any successor provisions giving effect to any exemptive relief granted to us by the SEC (these provisions generally prohibit us from declaring any cash dividend or distribution upon any class of our capital stock, or purchasing any such capital stock if our asset coverage, as defined in the 1940 Act, is below 200% at the time of the declaration of the dividend or distribution or the purchase and after deducting the amount of such dividend, distribution or purchase);

•	sell assets (other than certain limited restrictions on our ability to consolidate, merge or sell all or substantially all of our assets);
•	enter into transactions with affiliates;
•	create liens (including liens on the shares of our subsidiaries) or enter into sale and leaseback transactions;
•	make investments; or
•	create restrictions on the payment of dividends or other amounts to us from our subsidiaries.

In addition, the indenture does not require us to offer to purchase the Notes in connection with a change of control or any other event.

Furthermore, the terms of the indenture and the Notes do not protect holders of the Notes in the event that we experience changes (including significant adverse changes) in our financial condition, results of operations or credit ratings, as they do not require that we or our subsidiaries adhere to any financial tests or ratios or specified levels of net worth, revenues, income, cash flow or liquidity.

Our ability to recapitalize, incur additional debt and take a number of other actions that are not limited by the terms of the Notes may have important consequences for holders of the Notes, including making it more difficult for us to satisfy our obligations with respect to the Notes or negatively affecting the trading value of the Notes.

Certain of our current debt instruments include more protections for their holders than the indenture and the Notes. In addition, other debt we issue or incur in the future could contain more protections for its holders than the indenture and the Notes, including additional covenants and events of default. The issuance or incurrence of any such debt with incremental protections could affect the market for and trading levels and prices of the Notes.

An active trading market for the Notes may not exist, which could limit your ability to sell the Notes or affect the market price of the Notes.

We cannot provide any assurances that an active trading market for the Notes will exist in the future or that you will be able to sell your Notes. Even if an active trading market does exist, the Notes may trade at a discount from their initial offering price depending on prevailing interest rates, the market for similar securities, our credit ratings, if any, general economic conditions, our financial condition, performance and prospects and other factors. To the extent an active trading market does not exist, the liquidity and trading price for the Notes may be harmed. Accordingly, you may be required to bear the financial risk of an investment in the Notes for an indefinite period of time.

If we default on our obligations to pay our other indebtedness, we may not be able to make payments on the Notes.

Any default under the agreements governing our indebtedness, including the ING facility, the Sumitomo facility, and our Notes or other indebtedness to which we may be a party that is not waived by the required lenders or holders, and the remedies sought by the holders of such indebtedness could make us unable to pay principal, premium, if any, and interest on the Notes and substantially decrease the market value of the Notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness, we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under the ING facility, the Sumitomo facility or other debt we may incur in the future could elect to terminate their commitments, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may in the future need to seek to obtain waivers from the required lenders under the ING facility, or the Sumitomo facility or the required holders of our Notes or other debt that we may incur in the future to avoid being in default. If we breach our covenants under the ING facility, the Sumitomo facility, or our Notes or other debt and seek a waiver, we may not be able to obtain a waiver from the required lenders or holders. If this occurs, we would be in default and our lenders or debt holders could exercise their rights as described above, and we could be forced into bankruptcy or liquidation. If we are unable to repay debt, lenders having secured obligations, including the lenders under the ING facility, or the Sumitomo facility, could proceed against the collateral securing the debt. Because the ING facility, the Sumitomo facility and our Notes have, and any future credit facilities will likely have, customary cross-default provisions, if the indebtedness thereunder or under any future credit facility is accelerated, we may be unable to repay or finance the amounts due.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus and any accompanying prospectus supplement constitute forward-looking statements because they relate to future events or our future performance or financial condition. The forward-looking statements contained in this prospectus and any accompanying prospectus supplement may include statements as to:

•	our future operating results and dividend projections;
•	our business prospects and the prospects of our portfolio companies;
•	the impact of the investments that we expect to make;
•	the ability of our portfolio companies to achieve their objectives;
•	our expected financings and investments;
•	the adequacy of our cash resources and working capital; and
•	the timing of cash flows, if any, from the operations of our portfolio companies.

In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” and “intend” indicate a forward-looking statement, although not all forward-looking statements include these words. The forward-looking statements contained in this prospectus, and any accompanying prospectus supplement, involve risks and uncertainties. Our actual results could differ materially from those implied or expressed in the forward-looking statements for any reason, including the factors set forth in “Risk Factors” and elsewhere in this prospectus and any accompanying prospectus supplement. Other factors that could cause actual results to differ materially include:

•	changes in the economy;
•	risks associated with possible disruption in our operations or the economy generally due to terrorism or natural disasters; and
•	future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities) and conditions in our operating areas, particularly with respect to business development companies, RICs and SBICs.

We have based the forward-looking statements included in this prospectus and will base the forward-looking statements included in any accompanying prospectus supplement on information available to us on the date of this prospectus and any accompanying prospectus supplement, as appropriate, and we assume no obligation to update any such forward-looking statements, except as required by law. Although we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that we may make directly to you or through reports that we in the future may file with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. The forward-looking statements contained in this prospectus and any accompanying prospectus supplement are excluded from the safe harbor protection provided by Section 27A of the Securities Act of 1933 and the forward looking statements contained in our periodic reports are excluded from the safe-harbor protection provided by Section 21E of the Securities Exchange Act of 1934, or the “Exchange Act.”

USE OF PROCEEDS

We intend to use substantially all of the net proceeds from selling our securities to make investments in small and mid-sized companies in accordance with our investment objective and strategies described in this prospectus or any prospectus supplement, and for general corporate purposes. We may also use a portion of the net proceeds to reduce any of our outstanding borrowings, including borrowings under the ING facility and Sumitomo facility, and to repurchase the Convertible Notes, 2024 Notes and 2028 Notes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations —  Financial Condition, Liquidity and Capital Resources — Borrowings” for additional detail on the terms of our borrowings. If the repurchase and cancellation of any Convertible Notes, 2024 Notes or 2028 Notes provides us with a net gain on extinguishment of debt, such net gain will be included in “Pre-Incentive Fee Net Investment Income” for purposes of the payment of the income incentive fee to the investment adviser under our investment advisory agreement.

We anticipate that substantially all of the net proceeds from any offering of our securities will be used as described above within six to twelve months. Pending such use, we will invest the net proceeds primarily in high quality, short-term debt securities consistent with our business development company election and our election to be taxed as a RIC. See “Regulation — Business Development Company Regulations — Temporary Investments.” Our ability to achieve our investment objective may be limited to the extent that the net proceeds from an offering, pending full investment, are held in interest-bearing deposits or other short-term instruments. See “Risk Factors — Risks Relating to Our Business and Structure — We may be unable to invest a significant portion of the net proceeds from an offering of our securities on acceptable terms within an attractive timeframe” for additional information regarding this matter. The supplement to this prospectus relating to an offering will more fully identify the use of proceeds from such an offering.

PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

Our common stock traded on the New York Stock Exchange under the symbol “FSC” until November 28, 2011. On November 28, 2011, our common stock began trading on the NASDAQ Global Select Market, where it continues to trade under the symbol “FSC.” The following table sets forth, for each fiscal quarter during the last two most recently completed fiscal years and for the current fiscal year, the range of high and low sales prices of our common stock as reported on the New York Stock Exchange and NASDAQ Global Select Market, as applicable, the premium (discount) of sales price to our net asset value (NAV) and the dividends declared by us for each fiscal quarter.

	NAV(1)	Price Range		Premium (Discount) of High Sales Price to NAV(2)	Premium (Discount) of Low Sales Price to NAV(2)	Cash Distribution per Share(3)
		High	Low
Year ended September 30, 2012
First Quarter	$9.89	$10.24	$8.60	4%	(13)%	$0.3198
Second Quarter	$9.87	$10.60	$9.54	7%	(3)%	$0.2874
Third Quarter	$9.85	$10.00	$8.99	2%	(9)%	$0.2874
Fourth Quarter	$9.92	$11.01	$9.93	11%	—%	$0.2874
Year ending September 30, 2013
First Quarter	$9.88	$11.08	$9.80	12%	(1)%	$0.2874
Second Quarter	$9.90	$11.07	$10.33	12%	4%	$0.2874
Third Quarter	$9.90	$11.13	$9.66	12%	(2)%	$0.2874
Fourth Quarter	$9.85	$10.96	$10.04	11%	2%	$0.2874
Year ending September 30, 2014
First Quarter	$9.85	$10.37	$8.94	5%	(9)%	$0.2416
Second Quarter	9.81	$9.92	$9.20	1%	(6)%	$0.2500
Third Quarter	9.71	9.90	9.05	2%	(7)%	$0.2500
Fourth Quarter	9.64	10.20	9.18	6%	(5)%	$0.2583
Year ending September 30, 2015
First Quarter (through December 19, 2014	*	9.27	7.93	*	*	$0.2751

*	Not determinable at the time of filing.
(1)	Net asset value per share is determined as of the last day in the relevant quarter and therefore may not reflect the net asset value per share on the date of the high and low sales prices. The net asset values shown are based on outstanding shares at the end of each period.
(2)	Calculated as the respective high or low sales price less net asset value, divided by net asset value.
(3)	Represents the distribution paid or to be paid in the specified quarter. We have adopted an “opt out” dividend reinvestment plan for our common stockholders. As a result, if we declare a cash distribution, then stockholders’ cash distributions will be automatically reinvested in additional shares of our common stock, unless they specifically “opt out” of the dividend reinvestment plan so as to receive cash distributions. See “Dividend Reinvestment Plan.” Distributions by us are generally taxable to U.S. stockholders as ordinary income or capital gains. See “Material U.S. Federal Income Tax Considerations.”

The last reported price for our common stock on December 19, 2014 was $8.16 per share.

Shares of business development companies may trade at a market price that is less than the value of the net assets attributable to those shares. The possibilities that our shares of common stock will trade at a discount from net asset value or at premiums that are unsustainable over the long term are separate and distinct from the risk that our net asset value will decrease. It is not possible to predict whether the common stock offered hereby will trade at, above, or below net asset value. Since our initial public offering in June 2008, our shares of common stock have at times traded at prices significantly less than our net asset value.

Our dividends, if any, are determined by our Board of Directors. We have elected to be treated for federal income tax purposes as a RIC under Subchapter M of the Code. As long as we qualify as a RIC, we will not be taxed on our investment company taxable income or realized net capital gains, to the extent that such taxable income or gains are distributed, or deemed to be distributed, to stockholders on a timely basis.

To maintain RIC tax treatment, we must, among other things, distribute at least 90% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. Depending on the level of taxable income earned in a tax year, we may choose to carry forward taxable income in excess of current year distributions into the next tax year and pay a 4% excise tax on such income. Any such carryover taxable income must be distributed through a dividend declared prior to filing the final tax return related to the year which generated such taxable income. We may, in the future, make actual distributions to our stockholders of our net capital gains. To the extent our taxable earnings for any fiscal year fall below the total amount of our distributions for that fiscal year, a portion of those distributions may be deemed a tax return of capital to our stockholders. Thus, the source of a distribution to our stockholders may be the original capital invested by the stockholder rather than our taxable ordinary income or capital gains. In this regard, $0.06 of our distributions per share for the fiscal year ended September 30, 2014 constituted a return of capital to our stockholders. Stockholders should read any written disclosure accompanying a distribution carefully and should not assume that the source of any distribution is our taxable ordinary income or capital gains. We can offer no assurance that we will achieve results that will permit the payment of any cash distributions and, if we issue senior securities, we may be prohibited from making distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings. See “Regulation” and “Material U.S. Federal Income Tax Considerations.”

We have adopted an “opt out” dividend reinvestment plan for our common stockholders. As a result, if we make a cash distribution, then stockholders’ cash distributions will be automatically reinvested in additional shares of our common stock, unless they specifically “opt out” of the dividend reinvestment plan so as to receive cash distributions.

On November 21, 2013, our Board of Directors terminated our existing $50 million stock repurchase program and approved a new $100 million stock repurchase program. Any stock repurchases under this program would be made through the open market at times and in such amounts as our management would deem appropriate, provided they are below the most recently published net asset value per share. As of September 30, 2014, we had repurchased 45,104 shares at a weighted average price of $8.978 per share under our stock repurchase program for approximately $0.4 million of cash.

On November 20, 2014, our Board of Directors terminated our previous $100 million stock repurchase program and approved a new $100 million stock repurchase plan through November 20, 2015. Any stock repurchases under the new $100 million stock repurchase program will be made through the open market at times, and in such amounts, as management deems appropriate. This program may be limited or terminated at any time without prior notice.

RATIOS OF EARNINGS TO FIXED CHARGES

The following table contains our ratio of earnings to fixed charges for the periods indicated, computed as set forth below. You should read these ratios of earnings to fixed charges in connection with our Consolidated Financial Statements, including the notes to those statements, included in this prospectus.

	For The Year Ended September 30, 2014	For The Year Ended September 30, 2013	For The Year Ended September 30, 2012	For The Year Ended September 30, 2011	For The Year Ended September 30, 2010
Earnings to Fixed Charges(1)	3.19	4.04	4.42	3.00	12.65

(1)	Earnings include net realized and unrealized gains or losses. Net realized and unrealized gains or losses can vary substantially from period to period.

For purposes of computing the ratios of earnings to fixed charges, earnings represent net increase in net assets resulting from operations plus (or minus) income tax expense (benefit) including excise tax expense plus fixed charges. Fixed charges include interest and credit facility fees expense and amortization of debt issuance costs.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information in this section contains forward-looking statements that involve risks and uncertainties. Please see “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. You should read the following discussion in conjunction with the financial statements and related notes and other financial information appearing elsewhere in this prospectus.

All amounts are in thousands, except share and per share amounts, percentages and as otherwise indicated.

Overview

We are a specialty finance company that lends to and invests in small and mid-sized companies, primarily in connection with investments by private equity sponsors. Our investment objective is to maximize our portfolio’s total return by generating current income from our debt investments and capital appreciation from our equity investments.

We were formed as a Delaware limited partnership (Fifth Street Mezzanine Partners III, L.P.) on February 15, 2007. Effective as of January 2, 2008, Fifth Street Mezzanine Partners III, L.P. merged with and into Fifth Street Finance Corp. At the time of the merger, all outstanding partnership interests in Fifth Street Mezzanine Partners III, L.P. were exchanged for 12,480,972 shares of common stock in Fifth Street Finance Corp.

On June 17, 2008, we completed an initial public offering of 10,000,000 shares of our common stock at the offering price of $14.12 per share. Our stock was listed on the New York Stock Exchange until November 28, 2011 when we transferred the listing to the NASDAQ Global Select Market, where it continues to trade under the symbol “FSC.”

Critical Accounting Policies

Basis of Presentation

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make certain estimates and assumptions affecting amounts reported in the Consolidated Financial Statements. We have identified investment valuation and revenue recognition as our most critical accounting estimates. We continuously evaluate our estimates, including those related to the matters described below. These estimates are based on the information that is currently available to us and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ materially from those estimates under different assumptions or conditions. A discussion of our critical accounting policies follows.

Investment Valuation

We are required to report our investments that are not publicly traded or for which current market values are not readily available at fair value. The fair value is deemed to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In accordance with authoritative accounting guidance, we perform detailed valuations of our debt and equity investments on an individual basis, using bond yield, market and income approaches as appropriate. In general, we utilize a bond yield method for the majority of our investments, as long as it is appropriate. If, in our judgment, the bond yield approach is not appropriate, we may use the market approach, income approach, or, in certain cases, an alternative methodology potentially including market quotations, asset liquidation model, expected recovery model or other alternative approaches.

Under the bond yield approach, we use bond yield models to determine the present value of the future cash flow streams of our debt investments. We review various sources of transactional data, including private mergers and acquisitions involving debt investments with similar characteristics, and assess the information in the valuation process.

Under the market approach, we estimate the enterprise value of the portfolio companies in which we invest. There is no one methodology to estimate enterprise value and, in fact, for any one portfolio company, enterprise value is best expressed as a range of fair values from which we derive a single estimate of enterprise value. To estimate the enterprise value of a portfolio company, we analyze various factors, including the portfolio company’s historical and projected financial results. Typically, private companies are valued based on multiples of EBITDA (earnings before interest, taxes, depreciation and amortization), cash flows, net income or revenues. We generally require portfolio companies to provide annual audited and quarterly and monthly unaudited financial statements, as well as annual projections for the upcoming fiscal year.

Under the income approach, we generally prepare and analyze discounted cash flow models based on our projections of the future free cash flows of the business.

Our Board of Directors undertakes a multi-step valuation process each quarter in connection with determining the fair value of our investments:

•	The quarterly valuation process begins with each portfolio company or investment being initially valued by our finance department;
•	Preliminary valuations are then reviewed and discussed with principals of the investment adviser;
•	Separately, independent valuation firms are engaged by our Board of Directors to prepare preliminary valuations on a selected basis and submit the reports to us;
•	Our finance department compares and contrasts its preliminary valuations to the preliminary valuations of the independent valuation firms;
•	Our finance department prepares a valuation report for the Audit Committee of our Board of Directors;
•	The Audit Committee of our Board of Directors is apprised of the preliminary valuations of the independent valuation firms;
•	The Audit Committee of our Board of Directors reviews the preliminary valuations with the portfolio managers of the investment adviser, and our finance department responds and supplements the preliminary valuations to reflect any comments provided by the Audit Committee;
•	The Audit Committee of our Board of Directors makes a recommendation to the Board of Directors regarding the fair value of the investments in our portfolio; and
•	Our Board of Directors discusses the valuations and determines the fair value of each investment in our portfolio in good faith.

The fair value of all of our investments at September 30, 2014, and September 30, 2013, was determined by our Board of Directors. Our Board of Directors has authorized the engagement of independent valuation firms to provide us with valuation assistance. We will continue to engage independent valuation firms to provide us with assistance regarding our determination of the fair value of selected portfolio securities each quarter; however, our Board of Directors is ultimately and solely responsible for the valuation of our portfolio investments at fair value as determined in good faith pursuant to our valuation policy and a consistently applied valuation process.

We intend to have a substantial portion of the portfolio valued by an independent third party on a quarterly basis. In certain cases, an independent valuation firm may perform a portfolio company valuation which is reviewed and, where appropriate, relied upon by our Board of Directors in determining the fair value of such investment.

The percentages of our portfolio, at fair value, valued by independent valuation firms each period during the current and two preceding fiscal years were as follows:

For the quarter ended December 31, 2011	89.1%
For the quarter ended March 31, 2012	87.3%
For the quarter ended June 30, 2012	84.3%
For the quarter ended September 30, 2012	79.6%
For the quarter ended December 31, 2012	79.5%
For the quarter ended March 31, 2013	73.8%
For the quarter ended June 30, 2013	76.4%
For the quarter ended September 30, 2013	86.5%
For the quarter ended December 31, 2013	78.9%
For the quarter ended March 31, 2014	80.7%
For the quarter ended June 30, 2014	68.5%
For the quarter ended September 30, 2014	84.0%

As of September 30, 2014 and September 30, 2013, approximately 93.5% and 91.3%, respectively, of our total assets represented investments in portfolio companies valued at fair value.

Revenue Recognition

Interest and Dividend Income

Interest income, adjusted for accretion of original issue discount, or OID, is recorded on the accrual basis to the extent that such amounts are expected to be collected. We stop accruing interest on investments when it is determined that interest is no longer collectible. Distributions of income from portfolio companies are generally recorded as dividend income on the ex-dividend date.

Fee Income

We receive a variety of fees in the ordinary course of business including servicing, advisory, structuring and prepayment fees, which are classified as fee income and recognized as they are earned.

We have also structured exit fees across certain of our portfolio investments to be received upon the future exit of those investments. Exit fees are payable upon the exit of a debt security. These fees are to be paid to us upon the sooner to occur of (i) a sale of the borrower or substantially all of the assets of the borrower, (ii) the maturity date of the loan or (iii) the date when full prepayment of the loan occurs. The receipt of such fees is contingent upon the occurrence of one of the events listed above for each of the investments. A percentage of these fees is included in net investment income over the life of the loan. As of September 30, 2014, we had structured $3.8 million in aggregate exit fees across five portfolio investments upon the future exit of those investments.

Payment-in-Kind (PIK) Interest

Our loans typically contain contractual PIK interest provisions. The PIK interest, which represents contractually deferred interest added to the loan balance that is generally due at the end of the loan term, is generally recorded on the accrual basis to the extent such amounts are expected to be collected. We generally cease accruing PIK interest if there is insufficient value to support the accrual or if we do not expect the portfolio company to be able to pay all principal and interest due. Our decision to cease accruing PIK interest involves subjective judgments and determinations based on available information about a particular portfolio company, including whether the portfolio company is current with respect to its payment of principal and interest on its loans and debt securities; monthly and quarterly financial statements and financial projections for the portfolio company; our assessment of the portfolio company’s business development success, including product development, profitability and the portfolio company’s overall adherence to its business plan; information obtained by us in connection with periodic formal update interviews with the portfolio company’s management and, if appropriate, the private equity sponsor; and information about the general economic and market conditions in which the portfolio company operates. Based on this and other information, we determine whether to cease accruing PIK interest on a loan or debt security. Our determination to cease accruing PIK interest on a loan or debt security is generally made well before our full write-down of such loan or debt security. In addition, if it is subsequently determined that we will not be able to collect any previously accrued PIK interest, the fair value of our loans or debt securities would decline by the amount of such previously accrued, but uncollectible, PIK interest.

For a discussion of risks we are subject to as a result of our use of PIK interest in connection with our investments, see “Risk Factors — Risks Relating to Our Business and Structure — We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income,” “— We may in the future choose to pay dividends in our own stock, in which case you may be required to pay tax in excess of the cash you receive” and “— Our incentive fee may induce our investment adviser to make speculative investments” in the accompanying prospectus. In addition, if it is subsequently determined that we will not be able to collect any previously accrued PIK interest, the fair value of our loans or debt securities would decline by the amount of such previously accrued, but uncollectible, PIK interest. The accrual of PIK interest on our debt investments increases the recorded cost basis of these investments in our consolidated financial statements and, as a result, increases the cost basis of these investments for purposes of computing the capital gains incentive fee payable by us to our investment adviser.

To maintain our status as a RIC, PIK income must be paid out to our stockholders in the form of dividends even though we have not yet collected the cash and may never collect the cash relating to the PIK interest. Accumulated PIK interest was $39.7 million, or 1.6% of the fair value of our portfolio of investments as of September 30, 2014 and $23.9 million or 1.3% as of September 30, 2013. The net increases in loan balances as a result of contractual PIK arrangements are separately identified in our Consolidated Statements of Cash Flows.

Portfolio Composition

Our investments principally consist of loans, purchased equity investments and equity grants in privately-held companies. Our loans are typically secured by a first, second or subordinated lien on the assets of the portfolio company and generally have terms of up to six years (but an expected average life of between three and four years). We are currently focusing our origination efforts on a prudent mix of senior secured and subordinated loans which we believe will provide superior risk-adjusted returns while maintaining adequate credit protection. The mix may change over time based on market conditions and management’s view of where the best risk adjusted returns are available.

A summary of the composition of our investment portfolio at cost and fair value as a percentage of total investments is shown in the following tables:

	September 30, 2014	September 30, 2013
Cost:
Senior secured debt	79.72%	78.33%
Subordinated debt	11.67	15.76
CLO debt	1.18	1.59
Subordinated notes of SLF JV I	2.16	—
LLC equity interests of SLF JV I	0.24	—
Purchased equity	4.31	3.86
Equity grants	0.22	0.23
Limited partnership interests	0.50	0.23
Total	100.00%	100.00%
Fair value:
Senior secured debt	79.01%	77.53%
Subordinated debt	11.61	15.65
CLO debt	1.18	1.56
Subordinated notes of SLF JV I	2.16	—
LLC equity interests of SLF JV I	0.23	—
Purchased equity	5.04	4.74
Equity grants	0.30	0.30
Limited partnership interests	0.47	0.22
Total	100.00%	100.00%

The industry composition of our portfolio at cost and fair value as a percentage of total investments was as follows:

	September 30, 2014	September 30, 2013
Cost:
Healthcare services	15.03%	14.35%
Education services	9.35	8.97
Advertising	6.59	8.28
Internet software & services	6.31	5.87
Application software	5.57	0.69
Airlines	5.18	1.32
Specialized finance	4.76	6.68
Diversified support services	4.71	9.15
Oil & gas equipment services	3.86	4.06
IT consulting & other services	3.86	4.43
Healthcare equipment	3.04	3.79
Multi-sector holdings	2.74	0.20
Specialty stores	2.46	3.68
Data processing & outsourced services	2.42	1.25
Industrial machinery	2.14	0.91
Human resources & employment services	2.05	3.49
Leisure facilities	1.97	—
Integrated telecommunication services	1.87	—
Pharmaceuticals	1.86	2.77
Household products	1.52	1.60
Apparel, accessories & luxury goods	1.43	1.53
Construction & engineering	1.39	1.75
Air freight & logistics	1.30	0.90
Asset management & custody banks	1.18	1.59
Home improvement retail	1.10	1.54
Cable & satellite	1.08	—
Leisure products	0.83	2.54
Consumer electronics	0.76	—
Auto parts & equipment	0.66	1.78
Other diversified financial services	0.62	2.25
Research & consulting services	0.59	0.94
Specialty chemicals	0.54	1.08
Security & alarm services	0.53	0.71
Healthcare technology	0.32	—
Systems software	0.22	—
Thrift & mortgage finance	0.16	0.01
Food distributors	—	0.99
Environmental & facilities services	—	0.47
Construction materials	—	0.39
Building products	—	0.04
Total	100.00%	100.00%	%

	September 30, 2014	September 30, 2013
Fair value:
Healthcare services	15.23%	14.47%
Education services	9.28	8.90
Advertising	6.58	8.18
Internet software & services	6.43	6.03
Application software	5.62	0.71
Airlines	5.33	1.29
Specialized finance	5.16	6.57
Diversified support services	4.71	9.04
IT consulting & other services	3.89	4.43
Oil & gas equipment services	3.71	4.04
Healthcare equipment	3.06	3.74
Multi-sector holdings	2.70	0.21
Data processing & outsourced services	2.40	1.23
Specialty stores	2.38	3.65
Industrial machinery	2.20	0.96
Human resources & employment services	2.06	3.45
Leisure facilities	1.98	0.01
Pharmaceuticals	1.87	2.79
Integrated telecommunication services	1.86	0.00
Construction & engineering	1.55	2.16
Household products	1.47	1.55
Asset management & custody banks	1.18	1.56
Home improvement retail	1.12	1.51
Cable & satellite	1.08	—
Leisure products	0.94	2.64
Apparel, accessories & luxury goods	0.91	1.46
Air freight & logistics	0.84	0.74
Consumer electronics	0.77	—
Auto parts & equipment	0.70	1.90
Other diversified financial services	0.63	2.22
Research & consulting services	0.60	0.95
Specialty chemicals	0.54	1.06
Security & alarm services	0.53	0.69
Healthcare technology	0.32	—
Systems software	0.21	—
Thrift & mortgage finance	0.16	0.01
Food distributors	—	0.99
Environmental & facilities services	—	0.43
Construction materials	—	0.39
Building products	—	0.04
Total	100.00%	100.00%

Portfolio Asset Quality

We employ a ranking system to assess and monitor the credit risk of our investment portfolio. We rank all investments on a scale from 1 to 4. The system is intended to reflect the performance of the borrower’s business, the collateral coverage of the loan, and other factors considered relevant to making a credit judgment. We have determined that there should be an individual ranking assigned to each tranche of securities in the same portfolio company where appropriate. This may arise when the perceived risk of loss on the investment varies significantly between tranches due to their respective seniority in the capital structure.

•	Investment Ranking 1 is used for investments that are performing above expectations and/or capital gains are expected.
•	Investment Ranking 2 is used for investments that are performing substantially within our expectations, and whose risks remain materially consistent with the potential risks at the time of the original or restructured investment. All new investments are initially ranked 2.
•	Investment Ranking 3 is used for investments that are performing below our expectations and for which risk has materially increased since the original or restructured investment. The portfolio company may be out of compliance with debt covenants and may require closer monitoring. To the extent that the underlying agreement has a PIK interest provision, investments with a ranking of 3 are generally those on which we are not accruing PIK interest.
•	Investment Ranking 4 is used for investments that are performing substantially below our expectations and for which risk has increased substantially since the original or restructured investment. Investments with a ranking of 4 are those for which some loss of principal is expected and are generally those on which we are not accruing cash interest.

The following table shows the distribution of our investments on the 1 to 4 investment ranking scale at fair value as of September 30, 2014 and September 30, 2013:

Investment Ranking	September 30, 2014				September 30, 2013
	Fair Value	% of Portfolio	Leverage Ratio		Fair Value	% of Portfolio	Leverage Ratio
1	$65,268	2.61%	1.94		$122,769	6.49%	2.67
2	2,424,290	97.14	4.84		1,770,277	93.51	4.70
3	—	—	—		—	—	—
4	6,356	0.25	NM	(1)	—	—	—
Total	$2,495,914	100.00%	4.75		$1,893,046	100.00%	4.57

(1)	Due to operating performance this ratio is not measurable and, as a result, is excluded from the total portfolio calculation.

We may from time to time modify the payment terms of our investments, either in response to current economic conditions and their impact on certain of our portfolio companies or in accordance with tier pricing provisions in certain loan agreements. As of September 30, 2014, we had modified the payment terms of our investments in 19 portfolio companies. Such modified terms may include increased PIK interest provisions and reduced cash interest rates. These modifications, and any future modifications to our loan agreements, may limit the amount of interest income that we recognize from the modified investments, which may, in turn, limit our ability to make distributions to our stockholders.

Loans and Debt Securities on Non-Accrual Status

As of September 30, 2014, there was one investment on which we had stopped accruing cash interest. As of September 30, 2013, there were no investments on which we had stopped accruing cash and/or PIK interest and OID income. As of September 30, 2012, we had stopped accruing PIK interest on one investment.

The percentages of our debt investments at cost and fair value by accrual status for the years ended September 30, 2014, September 30, 2013 and September 30, 2012 were as follows:

	September 30, 2014				September 30, 2013				September 30, 2012
	Cost	% of Debt Portfolio	Fair Value	% of Debt Portfolio	Cost	% of Debt Portfolio	Fair Value	% of Debt Portfolio	Cost	% of Debt Portfolio	Fair Value	% of Debt Portfolio
Accrual	$2,345,637	99.25%	$2,339,087	99.73%	$1,779,201	100.00%	$1,793,463	100.00%	$1,217,393	99.26%	$1,237,961	99.74%
PIK non-accrual	—	—	—	—	—	—	—	—	9,096	0.74	3,236	0.26
Cash non-accrual(1)	17,752	0.75	6,356	0.27	—	—	—	—	—	—	—	—
Total	$2,363,389	100.00%	$2,345,443	100.00%	$1,779,201	100.00%	$1,793,463	100.00%	$1,226,489	100.00%	$1,241,197	100.00%

(1)	Cash non-accrual status is inclusive of PIK and other noncash income, where applicable.

The non-accrual status of our portfolio investments as of September 30, 2014, September 30, 2013 and September 30, 2012 was as follows:

	September 30, 2014	September 30, 2013	September 30, 2012
Coll Materials Group LLC(1)	—	—	PIK non-accrual
Miche Bag, LLC	Cash non-accrual	—	—

(1)	We no longer hold this investment as of September 30, 2013. See “— Discussion and Analysis of Results and Operations — Comparison of the years ended September 30, 2014 and September 30, 2013 — Realized Gain (Loss) on Investments” for a discussion of our recent realization events.

Income non-accrual amounts for the years ended September 30, 2014, 2013 and 2012 were as follows:

	Year ended September 30, 2014(1)	Year ended September 30, 2013(1)	Year ended September 30, 2012(1)
Cash interest income	$786	$280	$3,068
PIK interest income	181	745	4,198
OID income	250	—	96
Total	$1,217	$1,025	$7,362

(1)	Income non-accrual amounts for the year include amounts for investments that were no longer held at the end of the period.

Senior Loan Fund JV I, LLC

In May, 2014, we entered into an LLC agreement with Trinity Universal Insurance Company, a subsidiary of Kemper Corporation (“Kemper”) to form SLF JV I. On July 1, 2014, SLF JV I began investing in senior secured loans of middle market companies and other corporate debt securities. We co-invest in these securities with Kemper through our investment in SLF JV I. SLF JV I is managed by a four person Board of Directors, two of whom are selected by us and two of whom are selected by Kemper. SLF JV I is capitalized pro rata with subordinated notes and LLC equity interests as transactions are completed. All portfolio decisions and investment decisions in respect of SLF JV I must be approved by the SLF JV I investment committee, which consists of one representative from us and one representative of Kemper (with approval from a representative of each required). We and Kemper provide capital to SLF JV I in the form of subordinated notes and LLC equity interests. As of September 30, 2014, we and Kemper owned, in the aggregate, 87.5% and 12.5%, respectively, of each of the outstanding subordinated notes and LLC equity interests.

We have determined that SLF JV I is an investment company under ASC 946, however, in accordance with such guidance, we will generally not consolidate our investment in a company other than a wholly owned investment company subsidiary or a controlled operating company whose business consists of providing services to us. Accordingly, we do not consolidate our noncontrolling interest in SLF JV I.

As of September 30, 2014, SLF JV I had total assets of $186.0 million. Our investment in SLF JV I consisted of LLC equity interests of $5.6 million and subordinated notes of $54.0 million, at fair value as of September 30, 2014. The subordinated notes are junior in right of payment to the repayment of temporary contributions made by us to fund investments of SLF JV I. SLF JV I’s portfolio consisted of middle-market and other corporate debt securities of 18 “eligible portfolio companies” (as defined in the Section 2(a)(46) of the 1940 Act) as of September 30, 2014. As of September 30, 2014, the largest investment in a single company in SLF JV I’s portfolio in aggregate principal amount was $20.0 million, and the five largest investments in portfolio companies in SLF JV I totaled $60.0 million in aggregate principal amount. The portfolio companies in SLF JV I are in industries similar to those in which we may invest directly.

As of September 30, 2014, SLF JV I had total capital commitments of $200.0 million, $175.0 million of which was from us and the remaining $25.0 million from Kemper. Approximately $68.6 million was funded as of September 30, 2014 relating to these commitments, of which $60.0 million was from us. Additionally, SLF JV I had a senior revolving credit facility with Deutsche Bank AG, New York Branch (“Deutsche Bank facility”) with a stated maturity date of July 1, 2019, which permitted up to $200.0 million of borrowings. As of September 30, 2014, we had commitments to fund subordinated notes to SLF JV I of $157.5 million, of which $103.5 million was unfunded. The subordinated notes mature on May 2, 2019. As of September 30, 2014, we had commitments to fund LLC equity interests in SLF JV I of $17.5 million, of which $11.5 million was unfunded. Under the Deutsche Bank facility, $109.3 million was outstanding as of September 30, 2014.

Below is a summary of SLF JV I’s portfolio, followed by a listing of the individual loans in SLF JV I’s portfolio as of September 30, 2014:

September 30, 2014
Senior secured loans(1)	$158,451
Weighted average current interest rate on senior secured loans(2)	8.09%
Number of borrowers in SLF JV I	18
Largest loan to a single borrower(1)	$20,000
Total of five largest loans to borrowers(1)	$60,000

(1)	At principal amount.
(2)	Computed as the (a) annual interest on accruing senior secured loans divided by (b) total senior secured loans at principal amount.

SLF JV I Loan Portfolio as of September 30, 2014

Portfolio Company	Business Description	Investment Type	Maturity Date	Current Interest Rate(1)	Principal	Cost	Fair Value(2)
All Web Leads, Inc.	Advertising	Senior Loan	11/2018	LIBOR+8% (1% floor)	9,937	9,937	9,867
Ansira Partners, Inc.	Advertising	Senior Loan	05/2017	LIBOR+5.0% (1.5% floor)	3,553	3,536	3,549
Drugtest, Inc.	Human resources & employment services	Senior Loan	06/2018	LIBOR+ 5.75% (1% floor)	9,859	9,924	9,940
First Choice ER, LLC	Healthcare services	Senior Loan	10/2018	LIBOR+7.5% (1% floor)	20,000	20,019	20,166
InMotion Entertainment Group, LLC	Consumer electronics	Senior Loan	10/2018	LIBOR+7.75% (1.25% floor)	10,000	10,038	10,043
Integrated Petroleum Technologies, Inc.	Oil & gas equipment services	Senior Loan	03/2019	LIBOR+7.5% (1% floor)	9,937	9,937	9,987
Lift Brands, Inc.	Leisure facilities	Senior Loan	12/2019	LIBOR+7.5% (1% floor)	9,937	9,937	9,881
MedTech Group, Inc.	Healthcare equipment	Senior Loan	09/2016	LIBOR+5.25% (1.25% floor)	4,663	4,667	4,644
Olson + Co., Inc.	Advertising	Senior Loan	09/2017	LIBOR+5.75% (1.5% floor)	4,257	4,257	4,257
OmniSYS Acquisition Corporation	Diversified support services	Senior Loan	11/2018	LIBOR+7.5% (1% floor)	9,937	9,937	9,887
OnCourse Learning Corporation	Education services	Senior Loan	02/2019	LIBOR+7.5% (1% floor)	10,000	10,000	10,030
Teaching Strategies, LLC	Education services	Senior Loan	12/2017	LIBOR+6% (1.25% floor)	9,490	9,592	9,490
Total Military Management, Inc.	Air freight and logistics	Senior Loan	03/2019	LIBOR+5.75% (1.25% floor)	3,343	3,343	3,346
Yeti Acquisition, LLC	Leisure products	Senior Loan	06/2017	LIBOR+7% (1.25% floor)	6,115	6,161	6,115
Yeti Acquisition, LLC	Leisure products	Senior Loan	06/2017	LIBOR+10.25% (1.25% floor) 1% PIK	3,710	3,731	3,710
TV Borrower US, LLC	Integrated telecommunications services	Senior Loan	01/2021	LIBOR+5.0% (1% floor)	10,000	10,000	10,000
Vitera Healthcare Solutions, LLC	Healthcare technology	Senior Loan	11/2020	LIBOR+5% (1% floor)	4,963	4,963	4,980
H.D. Vest, Inc.	Specialty Finance	Senior Loan	06/2019	LIBOR+8% (1.25% floor)	8,750	8,820	8,820
TravelClick, Inc.	Internet software & services	Senior Loan	11/2021	LIBOR+7.75% (1% floor)	10,000	10,000	9,971
					$158,451	$158,799	$158,683

(1)	Represents the current interest rate as of September 30, 2014. All interest rates are payable in cash, unless otherwise noted.
(2)	Represents the fair value determined utilizing a similar process as us in accordance with ASC 820. However, the determination of such fair value is not included in our Board of Directors’ valuation process described elsewhere herein.

The amortized cost and fair value of the subordinated notes held by us was $54.0 million as of September 30, 2014. The subordinated notes bear interest at a rate of LIBOR plus 8.0% and we earned interest income of $1.0 million on our investments in these notes for the period from July 1, 2014 through September 30, 2014. The cost and fair value of the LLC equity interests held by us was $6.0 million and $5.6 million, respectively. We earned dividend income of $1.3 million with respect to our LLC equity interests.

Below is certain summarized financial information for SLF JV I as of September 30, 2014 and for the period from July 1, 2014 (commencement of operations) through September 30, 2014:

As of September 30, 2014
Selected Balance Sheet Information:
Investments in loans at fair value (cost: $158,799)	$158,683
Receivables from secured financing arrangements at fair value (cost: $20,070)	19,970
Cash	2,276
Other assets	5,039
Total assets	$185,968
Senior credit facility payable	109,334
Payable for unsettled transaction	4,750
Subordinated notes payable at fair value (proceeds: $61,696)	61,696
Other liabilities	3,634
Total liabilities	$179,414
Members’ equity	6,554
Total liabilities and net assets	$185,968

Period from July 1, 2014 through September 30, 2014
Selected Statement of Operations Information:
Total revenues	$3,677
Total expenses	2,249
Net unrealized depreciation	(209)
Net realized losses	(20)
Net income	$1,199

SLF JV I has elected to fair value the subordinated notes issued to us and Kemper under ASC Topic 825 — Financial Instruments, or ASC Topic 825. The subordinated notes are valued by calculating the net present value of the future expected cash flow streams using an appropriate risk-adjusted discount rate model.

During the period from July 1, 2014 through September 30, 2014, we transferred $160.2 million of senior secured debt investments and $20.1 million of receivables from secured financing arrangements to SLF JV I at fair value in exchange for $118.6 million of cash consideration, $51.3 million of subordinated notes, $5.7 million of LLC equity interests in SLF JV I, and $4.7 million of receivables from unsettled transactions. We recognized a realized gain of $0.3 million on this transaction.

Discussion and Analysis of Results and Operations

Results of Operations

The principal measure of our financial performance is the net increase (decrease) in net assets resulting from operations, which includes net investment income (loss), net realized gain (loss) and net unrealized appreciation (depreciation). Net investment income is the difference between our income from interest, dividends, fees, and other investment income and total expenses. Net realized gain (loss) on investments is the difference between the proceeds received from dispositions of portfolio investments and their stated costs. Net unrealized appreciation (depreciation) is the net change in the fair value of our investment portfolio and secured borrowings.

Comparison of Years ended September 30, 2014 and September 30, 2013

Total Investment Income

Total investment income includes interest income on our investments, fee income and other investment income. Fee income consists principally of loan and arrangement fees, administrative fees, unused fees, amendment fees, advisory fees, structuring fees, exit fees, prepayment fees and waiver fees. Other investment income consists primarily of dividend income received from certain of our equity investments.

Total investment income for the years ended September 30, 2014 and September 30, 2013 was $294.0 million and $221.6 million, respectively. For the year ended September 30, 2014, this amount primarily consisted of $236.8 million of interest income from portfolio investments (which included $24.1 million of PIK interest) and $52.8 million of fee income. For the year ended September 30, 2013, this amount primarily consisted of $173.7 million of interest income from portfolio investments (which included $16.8 million of PIK interest) and $45.9 million of fee income.

The increase in our total investment income for the year ended September 30, 2014 as compared to the year ended September 30, 2013 was primarily attributable to higher average levels of outstanding debt investments, which was principally due to a net increase of 15 debt investments in our portfolio and fees related to investment activity, partially offset by amortization repayments received on our debt investments.

Expenses

Net expenses for the years ended September 30, 2014 and September 30, 2013 were $151.4 million and $106.7 million, respectively. Net expenses increased for the year ended September 30, 2014 as compared to the year ended September 30, 2013 by $44.7 million. This was due primarily to increases in:

•	Base management fee (net of waivers), which was primarily attributable to a 31.8% increase in the fair value of the investment portfolio due to an increase in net investment fundings in the year-over-year period;
•	Part I incentive fee, which was attributable to a 24.4% increase in pre-incentive fee net investment income for the year-over-year period; and
•	Interest expense, which was attributable to an 85.7% increase in weighted average debt outstanding for the year-over-year period.

Net Investment Income

As a result of the $72.3 million increase in total investment income and the $44.7 million increase in net expenses, net investment income for the year ended September 30, 2014 reflected a $27.6 million, or 24.0%, increase compared to the year ended September 30, 2013.

Realized Gain (Loss) on Investments

Realized gain (loss) is the difference between the proceeds received from dispositions of portfolio investments and their stated costs. Realized losses may also be recorded in connection with our determination that certain investments are considered worthless securities and/or meet the conditions for loss recognition per the applicable tax rules.

During the year ended September 30, 2014, we recorded investment realization events, including the following:

•	In October and December 2013, we received payments of $3.2 million from Stackpole Powertrain International Holding, L.P. related to the sale of our equity investment. A realized gain of $2.2 million was recorded on this transaction;
•	In October 2013, we received a payment of $8.9 million from Harden Healthcare, LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on the transaction;

•	In October 2013, we received a payment of $4.0 million from Capital Equipment Group, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on the transaction. We also received an additional $0.9 million in connection with the sale of our common equity investment, realizing a gain of $0.6 million;
•	In November 2013, we received a payment of $10.0 million from IG Investments Holdings, LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on the transaction;
•	In November 2013, we received a payment of $15.7 million from CTM Group, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on the transaction;
•	In December 2013, we received a payment of $0.4 million in connection with the exit of our debt investment in Saddleback Fence and Vinyl Products, Inc. A realized loss of $0.3 million was recorded on this transaction;
•	In December 2013, we received a payment of $7.2 million from Western Emulsions, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on the transaction;
•	In January 2014, we received a payment of $5.1 million from BMC Acquisition, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on the transaction;
•	In February 2014, we received a payment of $17.8 million from Ikaria Acquisition, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on the transaction;
•	In February 2014, we received a payment of $30.8 million from Dexter Axle Company in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on the transaction;
•	In March 2014, we received a payment of $9.9 million from Vestcom International, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on the transaction;
•	In April 2014, we received a payment of $16.0 million from Renaissance Learning, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on the transaction;
•	In April 2014, we received a payment of $32.4 million from Reliance Communications, LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on the transaction;
•	In May 2014, we received a payment of $15.0 million from TravelClick, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on the transaction;
•	In May 2014, we received a payment of $20.0 million from Joerns Healthcare, LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on the transaction;
•	In May 2014, we received a payment of $97.2 million from ISG Services, LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on the transaction;
•	In July 2014, we received a payment of $132.2 million from Desert NDT, LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on the transaction;

•	In July 2014, we received a payment of $21.1 million from Genoa Healthcare Holdings, LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on the transaction. We also received an additional $1.2 million in connection with the sale of our preferred and common equity investments, realizing a gain of $0.8 million;
•	In July 2014, we received a payment of $27.0 million from I Drive Safely, LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on the transaction;
•	In August 2014, we received a payment of $13.4 million from Specialty Bakers LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on the transaction;
•	In August 2014, we received a payment of $10.7 million from Personable Holdings, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on the transaction;
•	In September 2014, we received a payment of $13.5 million from Insight Pharmaceuticals LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on the transaction;
•	In September 2014, we received a payment of $28.7 million from Med-Data, Incorporated in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on the transaction;
•	In September 2014, we received a payment of $7.6 million from CPASS Acquisition Company in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on the transaction;
•	In September 2014, we received a payment of $20.0 million from SumTotal Systems, LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on the transaction;
•	During the period from July 1, 2014 through September 30, 2014, we transferred $160.2 million of senior secured debt investments and $20.1 million of receivables from secured financing arrangements to SLF JV I at fair value in exchange for $118.6 million of cash consideration, $51.3 million of subordinated notes, $5.7 million of LLC equity interests in SLF JV I, and $4.7 million of receivables from unsettled transactions. We recorded a realized gain of $0.3 million on this transaction; and
•	During the year ended September 30, 2014, we received payments of $329.6 million in connection with syndications of debt investments to other investors and sales of debt investments in the open market and recorded a net realized loss of $1.4 million on these transactions.

During the year ended September 30, 2013, we recorded investment realization events, including the following:

•	In October 2012, we received a cash payment of $4.2 million from Rail Acquisition Corp. in full satisfaction of all obligations related to the revolving loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
•	In October 2012, we received a cash payment of $5.4 million from Bojangles in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
•	In October 2012, we received a cash payment of $21.9 million from Blue Coat Systems, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;

•	In October 2012, we received a cash payment of $9.9 million from Insight Pharmaceuticals LLC in full satisfaction of all obligations related to the first lien loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
•	In November 2012, we received a cash payment of $8.5 million from SolutionSet, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
•	In January 2013, we received a cash payment of $30.2 million from NDSSI Holdings, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction. We also received an additional $3.0 million in connection with the sale of our preferred equity investment (including accumulated PIK of $0.9 million), realizing a gain of $0.1 million;
•	In January 2013, we received a cash payment of $44.6 million from Welocalize, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
•	In February 2013, we received a cash payment of $14.6 million from Edmentum, Inc. in full satisfaction of all obligations under the first lien loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
•	In February 2013, we received a cash payment of $7.1 million from Advanced Pain Management Holdings, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
•	In March 2013, we received a cash payment of $10.0 million from eResearch Technology, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
•	In March 2013, we received a cash payment of $15.0 million from AdVenture Interactive, Corp. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
•	In March 2013, we received a cash payment of $19.5 million from idX Corporation in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on the transaction;
•	In April 2013, we realized a loss in the amount of $11.2 million after the senior-most creditors foreclosed on the assets of Coll Materials Group, LLC.
•	In April 2013, we received a cash payment of $14.1 million from Huddle House, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
•	In April 2013, we received a cash payment of $20.4 million from Slate Pharmaceuticals Acquisition Corp. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
•	In April 2013, we received a cash payment of $12.5 million from Securus Technologies Holdings, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
•	In May 2013, we received a cash payment of $9.6 million from ConvergeOne Holdings Corp. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
•	In May 2013, we received a cash payment of $30.9 million from CompuCom Systems, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;

•	In May 2013, we received a cash payment of $31.1 million from Cardon Healthcare Network, LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
•	In May 2013, we restructured its investment in Trans-Trade Brokers, Inc. As part of the restructuring, we exchanged cash and our debt and equity securities for debt and equity securities in the restructured entity, TransTrade Operators, Inc., and recorded a realized loss in the amount of $6.1 million on this transaction;
•	In June 2013, we received a cash payment of $33.6 million from U.S. Retirement Partners, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
•	In June 2013, we received a cash payment of $14.6 million from Traffic Solutions Holdings, Inc. in full satisfaction of all obligations related to the Term Loan A and Revolver under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
•	In July 2013, we received a cash payment of $9.1 million from U.S. Collections, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
•	In July 2013, we received a cash payment of $9.9 million from Ikaria Acquisition, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited (plus additional fees) at par and no realized gain or loss was recorded on this transaction;
•	In July 2013, we received a cash payment of $5.5 million from Miche Bag, LLC in full satisfaction of all obligations related to the Term Loan A under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
•	In July 2013, we received a cash payment of $43.9 million from Tegra Medical, LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
•	In July 2013, we received a cash payment of $27.0 million from MX USA, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
•	In August 2013, we restructured our investment in Eagle Hospital Physicians, Inc. As part of the restructuring, we exchanged cash and our debt securities for debt and equity securities in the successor entity, Eagle Hospital Physicians, LLC, and recorded a realized loss in the amount of $9.8 million on this transaction;
•	In August 2013, we received a cash payment of $43.5 million from InvestRx Corporation in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
•	In September 2013, we received a cash payment of $43.1 million from Titan Fitness, LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction; and
•	During the year ended September 30, 2013, we received cash payments of $59.9 million in connection with partial sales of debt investments in the open market and recorded a net realized gain of $0.4 million.

Net Unrealized Appreciation (Depreciation) on Investments

Net unrealized appreciation or depreciation is the net change in the fair value of our investments and secured borrowings during the reporting period, including the reversal of previously recorded unrealized appreciation or depreciation when gains or losses are realized.

During the year ended September 30, 2014, we recorded net unrealized depreciation on investments of $32.2 million. This consisted of $31.9 million of net unrealized depreciation on debt investments and $3.4 million of net reclassifications to realized gains on debt and equity investments (resulting in unrealized depreciation), partially offset by $3.1 million of net unrealized appreciation on equity investments. During the year ended September 30, 2013, we recorded net unrealized appreciation of $13.4 million. This consisted of $16.4 million of net reclassifications to realized losses on debt and equity investments (resulting in unrealized appreciation) and $10.9 million of net unrealized appreciation on equity investments, offset by $13.9 million of net unrealized depreciation on debt investments.

Comparison of Years ended September 30, 2013 and September 30, 2012

Total Investment Income

Total investment income includes interest income on our investments, fee income and other investment income. Fee income consists principally of loan and arrangement fees, administrative fees, unused fees, amendment fees, advisory fees, structuring fees, exit fees, prepayment fees and waiver fees. Other investment income consists primarily of dividend income received from certain of our equity investments.

Total investment income for the years ended September 30, 2013 and September 30, 2012 was $221.6 million and $165.1 million, respectively. For the year ended September 30, 2013, this amount primarily consisted of $173.7 million of interest income from portfolio investments (which included $16.8 million of PIK interest) and $45.9 million of fee income. For the year ended September 30, 2012, this amount primarily consisted of $133.2 million of interest income from portfolio investments (which included $13.8 million of PIK interest) and $31.7 million of fee income.

The increase in our total investment income for the year ended September 30, 2013 as compared to the year ended September 30, 2012 was primarily attributable to higher average levels of outstanding debt investments, which was principally due to a net increase of 18 debt investments in our portfolio and fees related to debt payoffs, partially offset by amortization repayments received on our debt investments and a decrease in the weighted average yield of our debt investments from 12.0% to 11.1% during the year-over-year period.

Expenses

Net expenses for the years ended September 30, 2013 and September 30, 2012 were $106.7 million and $78.7 million, respectively. Expenses increased for the year ended September 30, 2013 as compared to the year ended September 30, 2012 by $28.0 million. This was due primarily to increases in:

•	Base management fee, which was primarily attributable to a 47.0% increase in the fair value of the investment portfolio due to an increase in net investment fundings in the year-over-year period;
•	Incentive fee, which was attributable to a 30.1% increase in pre-incentive fee net investment income for the year-over-year period; and
•	Interest expense, which was attributable to a 41.8% increase in weighted average debt outstanding for the year-over-year period.

Gain on Extinguishment of Convertible Notes

During the year ended September 30, 2013, we did not repurchase any of our Convertible Notes in the open market. During the year ended September 30, 2012, we repurchased $20.0 million in principal amount of our Convertible Notes in the open market and surrendered them to the trustee for cancellation. The aggregate purchase price of these Convertible Notes was $17.9 million because they were trading at a discount due to what we believe were volatile market conditions. As such, we recorded a gain in the amount of the difference between the reacquisition price and the net carrying amount of these Convertible Notes, net of the proportionate amount of unamortized debt issuance costs. The net gain on extinguishment of debt we recorded for the year ended September 30, 2012 was $1.6 million. Because this net gain was included in the amount that must be distributed to our stockholders in order for us to maintain our RIC status and is classified as a component of net investment income in our Consolidated Statements of Operations, such net gain was included in “Pre-Incentive Fee Net Investment Income” for purposes of the payment of the income incentive fee to the investment adviser under our investment advisory agreement. Paying an incentive fee on this type of net gain is permissible under our investment advisory agreement, but because such a fee was not specifically detailed in the investment advisory agreement, we obtained the approval of our Board of Directors to pay such fees. This type of net gain, and corresponding income incentive fee, may occur again in the future. Any repurchase of our 2019 Notes, 2024 Notes or 2028 Notes (as each is defined below) at a discount will be treated in a similar manner.

Net Investment Income

As a result of the $56.5 million increase in total investment income and the $1.6 million decrease in the gain on extinguishment of debt and the $28.0 million increase in total expenses, net investment income for the year ended September 30, 2013 reflected a $26.9 million, or 30.6%, increase compared to the year ended September 30, 2012.

Realized Gain (Loss) on Investments

Realized gain (loss) is the difference between the proceeds received from dispositions of portfolio investments and their stated costs. Realized losses may also be recorded in connection with our determination that certain investments are considered worthless securities and/or meet the conditions for loss recognition per the applicable tax rules.

During the year ended September 30, 2013, we recorded investment realization events, including the following:

•	In October 2012, we received a cash payment of $4.2 million from Rail Acquisition Corp. in full satisfaction of all obligations related to the revolving loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
•	In October 2012, we received a cash payment of $5.4 million from Bojangles in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
•	In October 2012, we received a cash payment of $21.9 million from Blue Coat Systems, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
•	In October 2012, we received a cash payment of $9.9 million from Insight Pharmaceuticals LLC in full satisfaction of all obligations related to the first lien loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
•	In November 2012, we received a cash payment of $8.5 million from SolutionSet, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
•	In January 2013, we received a cash payment of $30.2 million from NDSSI Holdings, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction. We also received an additional $3.0 million in connection with the sale of our preferred equity investment (including accumulated PIK of $0.9 million), realizing a gain of $0.1 million;
•	In January 2013, we received a cash payment of $44.6 million from Welocalize, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
•	In February 2013, we received a cash payment of $14.6 million from Edmentum, Inc. in full satisfaction of all obligations under the first lien loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;

•	In February 2013, we received a cash payment of $7.1 million from Advanced Pain Management Holdings, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
•	In March 2013, we received a cash payment of $10.0 million from eResearch Technology, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
•	In March 2013, we received a cash payment of $15.0 million from AdVenture Interactive, Corp. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
•	In March 2013, we received a cash payment of $19.5 million from idX Corporation in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on the transaction;
•	In April 2013, we realized a loss in the amount of $11.2 million after the senior-most creditors foreclosed on the assets of Coll Materials Group, LLC.
•	In April 2013, we received a cash payment of $14.1 million from Huddle House, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
•	In April 2013, we received a cash payment of $20.4 million from Slate Pharmaceuticals Acquisition Corp. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
•	In April 2013, we received a cash payment of $12.5 million from Securus Technologies Holdings, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
•	In May 2013, we received a cash payment of $9.6 million from ConvergeOne Holdings Corp. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
•	In May 2013, we received a cash payment of $30.9 million from CompuCom Systems, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
•	In May 2013, we received a cash payment of $31.1 million from Cardon Healthcare Network, LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
•	In May 2013, we restructured its investment in Trans-Trade Brokers, Inc. As part of the restructuring, we exchanged cash and our debt and equity securities for debt and equity securities in the restructured entity, TransTrade Operators, Inc., and recorded a realized loss in the amount of $6.1 million on this transaction;
•	In June 2013, we received a cash payment of $33.6 million from U.S. Retirement Partners, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
•	In June 2013, we received a cash payment of $14.6 million from Traffic Solutions Holdings, Inc. in full satisfaction of all obligations related to the Term Loan A and Revolver under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
•	In July 2013, we received a cash payment of $9.1 million from U.S. Collections, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;

•	In July 2013, we received a cash payment of $9.9 million from Ikaria Acquisition, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited (plus additional fees) at par and no realized gain or loss was recorded on this transaction;
•	In July 2013, we received a cash payment of $5.5 million from Miche Bag, LLC in full satisfaction of all obligations related to the Term Loan A under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
•	In July 2013, we received a cash payment of $43.9 million from Tegra Medical, LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
•	In July 2013, we received a cash payment of $27.0 million from MX USA, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
•	In August 2013, we restructured our investment in Eagle Hospital Physicians, Inc. As part of the restructuring, we exchanged cash and our debt securities for debt and equity securities in the successor entity, Eagle Hospital Physicians, LLC, and recorded a realized loss in the amount of $9.8 million on this transaction;
•	In August 2013, we received a cash payment of $43.5 million from InvestRx Corporation in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
•	In September 2013, we received a cash payment of $43.1 million from Titan Fitness, LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction; and
•	During the year ended September 30, 2013, we received cash payments of $59.9 million in connection with partial sales of debt investments in the open market and recorded a net realized gain of $0.4 million.

During the year ended September 30, 2012, we recorded investment realization events, including the following:

•	In November 2011, we recorded a realized loss in the amount of $18.1 million as a result of a Delaware bankruptcy court judge ruling which confirmed a Chapter 11 plan of reorganization that provided no recovery on our investment in Premier Trailer Leasing, Inc.;
•	In November 2011, we received a cash payment of $20.2 million from IZI Medical Products, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and we received an additional $1.3 million proceeds from our equity investment, realizing a gain of $0.8 million;
•	In December 2011, we received a cash payment of $23.0 million from ADAPCO, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
•	In December 2011, we received a cash payment of $2.0 million from Best Vinyl Fence & Deck, LLC in full satisfaction of all obligations related to the Term Loan A under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
•	In December 2011, we received a cash payment of $9.2 million from Actient Pharmaceuticals LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
•	In January 2012, we received a cash payment of $18.5 million from IOS Acquisitions, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;

•	In February 2012, we received a cash payment of $2.1 million from O’Currance, Inc. The debt investment was exited below par and we recorded a realized loss in the amount of $10.7 million on this transaction;
•	In February 2012, we received a cash payment of $25.0 million from Ernest Health, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
•	In March 2012, we received a cash payment of $47.7 million from CRGT, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
•	In March 2012, we received a cash payment of $24.5 million from Epic Acquisition, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
•	In March 2012, we received a cash payment of $48.8 million from Dominion Diagnostics, LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
•	In March 2012, we received a cash payment of $5.0 million from Genoa Healthcare Holdings, LLC in full satisfaction of all obligations under the senior loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
•	In May 2012, we received a cash payment of $28.9 million from JTC Education, Inc. in full satisfaction of all obligations under the first lien loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
•	In May 2012, we received a cash payment of $6.1 million from Fitness Edge, LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
•	In June 2012, we received a cash payment of $20.2 million from Caregiver Services, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
•	In July 2012, we received a cash payment of $1.0 million from Best Vinyl Fence & Deck, LLC. The Term Loan B debt investment was exited below par and we recorded a realized loss in the amount of $3.3 million on this transaction;
•	In July 2012, we received a cash payment of $8.7 million from Pacific Architects & Engineers, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
•	In August 2012, we restructured our investment in Traffic Control & Safety Corp. As part of the restructuring, we exchanged cash and our debt and equity securities for debt and equity securities in the successor entity, Statewide Holdings, Inc., and recorded a realized loss in the amount of $10.9 million on this transaction;
•	In August 2012, we received a cash payment of $18.0 million from Stackpole Powertrain International ULC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
•	In September 2012, we received a cash payment of $0.1 million in connection with the exit of our investment in Lighting by Gregory, LLC. The investment was exited below par and we recorded a realized loss in the amount of $5.3 million on this transaction;
•	In September 2012, we received total consideration of $0.6 million in connection with the exit of our investment in Repechage Investments Limited. The investment was exited below par and we recorded a realized loss in the amount of $3.6 million on this transaction; and

•	In September 2012, we received total consideration of $1.8 million in connection with the sale of our Rail Acquisition Corp. term loan investment. The debt investment was exited below par and we recorded a realized loss in the amount of $13.9 million on this transaction. The proceeds related to this sale had not yet been received as of September 30, 2012 and are recorded as receivables from unsettled transactions in the Consolidated Statement of Assets and Liabilities.

Net Unrealized Appreciation (Depreciation) on Investments

Net unrealized appreciation or depreciation is the net change in the fair value of our investments during the reporting period, including the reversal of previously recorded unrealized appreciation or depreciation when gains or losses are realized.

During the year ended September 30, 2013, we recorded net unrealized appreciation of $13.4 million. This consisted of $16.4 million of net reclassifications to realized losses on debt and equity investments (resulting in unrealized appreciation) and $10.9 million of net unrealized appreciation on equity investments, offset by $13.9 million of net unrealized depreciation on debt investments. During the year ended September 30, 2012, we recorded net unrealized depreciation of $56.0 million. This consisted of $66.6 million of net reclassifications to realized losses on debt and equity investments (resulting in unrealized appreciation) and $0.1 million of net unrealized appreciation on equity investments, offset by $10.7 million of net unrealized depreciation on debt investments.

Financial Condition, Liquidity and Capital Resources

Cash Flows

We have a number of alternatives available to fund the growth of our investment portfolio and our operations, including, but not limited to, raising equity, increasing debt and funding from operational cash flow. Additionally, we may reduce investment size by syndicating a portion of any given transaction. We intend to fund our future distribution obligations through operating cash flow or with funds obtained through future equity and debt offerings or credit facilities, as we deem appropriate.

For the year ended September 30, 2014, we experienced a net decrease in cash and cash equivalents of $56.6 million. During that period, we used $546.3 million of cash in operating activities, primarily for the funding of $1.58 billion of investments and net revolvers, partially offset by $981.4 million of principal payments, PIK payments and sale proceeds received and $142.6 million of net investment income. During the same period, cash provided by financing activities was $489.8 million, primarily consisting of $138.2 million of proceeds from issuances of our common stock, $244.4 million of proceeds from the issuances of unsecured notes, $129.4 million of net borrowings under our credit facilities, $78.3 million of net proceeds from secured borrowings and $43.3 million of net borrowings under our SBA debentures, partially offset by $132.5 million of cash dividends paid, $0.6 million of offering costs paid and $2.7 million of deferred financing costs paid.

For the year ended September 30, 2013, we experienced a net increase in cash and cash equivalents of $70.5 million. During that period, we used $461.7 million of cash in operating activities, primarily for the funding of $1.28 billion of investments and net revolvers, partially offset by $687.2 million of principal and PIK payments received and $115.0 million of net investment income. During the same period, cash provided by financing activities was $532.2 million, primarily consisting of $479.9 million of proceeds from issuances of our common stock, $155.8 million of proceeds from the issuances of unsecured notes and $31.8 million of net borrowings under our SBA debentures, partially offset by $13.3 million of net repayments under our credit facilities, $115.4 million of cash dividends paid, $1.1 million of offering costs paid and $5.6 million of deferred financing costs paid.

As of September 30, 2014, we had $109.0 million in cash and cash equivalents (including restricted cash), portfolio investments (at fair value) of $2.5 billion, $15.2 million of interest and fees receivable, $225.0 million of SBA debentures payable, $317.4 million of borrowings outstanding under our credit facilities, $115.0 million of Convertible Notes payable, $409.9 million of unsecured notes payable, $84.8 million of net proceeds from secured borrowings and unfunded commitments of $325.0 million.

As of September 30, 2013, we had $147.4 million in cash and cash equivalents (including restricted cash), portfolio investments (at fair value) of $1.89 billion, $10.4 million of interest and fees receivable, $181.8 million of SBA debentures payable, $115.0 million of Convertible Notes payable, $161.3 million of unsecured notes payable and unfunded commitments of $149.5 million.

Other Sources of Liquidity

We intend to continue to generate cash primarily from cash flows from operations, including interest earned, future borrowings and future offerings of securities. We maintain a universal shelf registration statement that allows for the public offering and sale of our common stock, debt securities and warrants to purchase such securities. We may from time to time issue securities pursuant to the shelf registration statement or otherwise pursuant to private offerings. The issuance of debt or equity securities will depend on future market conditions, funding needs and other factors and there can be no assurance that any such issuance will occur or be successful. In the future, we may also securitize a portion of our investments in first and second lien senior loans or unsecured debt or other assets. To securitize loans, we would likely create a wholly-owned subsidiary and contribute a pool of loans to the subsidiary. We would then sell interests in the subsidiary on a non-recourse basis to purchasers and we would retain all or a portion of the equity in the subsidiary. Our primary use of funds is investments in our targeted asset classes and cash distributions to holders of our common stock.

Although we expect to fund the growth of our investment portfolio through the net proceeds from future equity offerings and issuances of senior securities or future borrowings to the extent permitted by the 1940 Act, our plans to raise capital may not be successful. In this regard, because our common stock has at times traded at a price below our then-current net asset value per share and we are limited in our ability to sell our common stock at a price below net asset value per share, we may be limited in our ability to raise equity capital.

In addition, we intend to distribute between 90% and 100% of our taxable income to our stockholders in order to satisfy the requirements applicable to RICs under Subchapter M of the Code. See “Regulated Investment Company Status and Distributions” below. Consequently, we may not have the funds or the ability to fund new investments, to make additional investments in our portfolio companies, to fund our unfunded commitments to portfolio companies or to repay borrowings. In addition, the illiquidity of our portfolio investments may make it difficult for us to sell these investments when desired and, if we are required to sell these investments, we may realize significantly less than their recorded value.

As a business development company, under the 1940 Act, we generally are not permitted to incur indebtedness unless immediately after such borrowing we have an asset coverage for total borrowings of at least 200% (i.e., the amount of debt may not exceed 50% of the value of our assets). This requirement limits the amount that we may borrow. As of September 30, 2014, we were in compliance with this requirement. The amount of leverage that we employ will depend on our assessment of market conditions and other factors at the time of any proposed borrowing, such as the maturity, covenant package and rate structure of the proposed borrowings, our ability to raise funds through the issuance of shares of our common stock and the risks of such borrowings within the context of our investment outlook. Ultimately, we only intend to use leverage if the expected returns from borrowing to make investments will exceed the cost of such borrowing. To fund growth in our investment portfolio in the future, we anticipate needing to raise additional capital from various sources, including the equity markets and the securitization or other debt-related markets, which may or may not be available on favorable terms, if at all.

Significant Capital Transactions That Have Occurred Since October 1, 2012

The following table reflects the dividend distributions per share that our Board of Directors has declared, including shares issued under our DRIP, on our common stock since October 1, 2012:

Date Declared	Record Date	Payment Date	Amount per Share	Cash Distribution	DRIP Shares Issued		DRIP Shares Value
January 14, 2013	March 15, 2013	March 29, 2013	$0.0958	$9.1 million	100,802		$1.1 million
January 14, 2013	April 15, 2013	April 30, 2013	0.0958	10.3 million	111,167		1.2 million
January 14, 2013	May 15, 2013	May 31, 2013	0.0958	10.3 million	127,152		1.3 million
May 6, 2013	June 14, 2013	June 28, 2013	0.0958	10.5 million	112,821		1.1 million
May 6, 2013	July 15, 2013	July 31, 2013	0.0958	10.2 million	130,944		1.3 million
May 6, 2013	August 15, 2013	August 30, 2013	0.0958	10.3 million	136,052		1.3 million
August 5, 2013	September 13, 2013	September 30, 2013	0.0958	10.3 million	135,027		1.3 million
August 5, 2013	October 15, 2013	October 31, 2013	0.0958	11.9 million	142,320		1.4 million
August 5, 2013	November 15, 2013	November 29, 2013	0.0958	12.0 million	145,063	(1)	1.4 million
November 21, 2013	December 13, 2013	December 30, 2013	0.0500	6.3 million	69,291	(1)	0.6 million
November 21, 2013	January 15, 2014	January 31, 2014	0.0833	10.5 million	114,033	(1)	1.1 million
November 21, 2013	February 14, 2014	February 28, 2014	0.0833	10.5 million	110,486	(1)	1.1 million
November 21, 2013	March 14, 2014	March 31, 2014	0.0833	11.0 million	64,748	(1)	0.6 million
November 21, 2013	April 15, 2014	April 30, 2014	0.0833	10.5 million	120,604	(1)	1.1 million
November 21, 2013	May 15, 2014	May 30, 2014	0.0833	11.1 million	58,003	(1)	0.5 million
February 6, 2014	June 16, 2014	June 30, 2014	0.0833	11.1 million	51,692		0.5 million
February 6, 2014	July 15, 2014	July 31, 2014	0.0833	12.2 million	54,739	(1)	0.5 million
February 6, 2014	August 15, 2014	August 29, 2014	0.0833	12.1 million	59,466		0.6 million
July 2, 2014	September 15, 2014	September 30, 2014	0.0917	13.4 million	73,141	(1)	0.7 million
July 2, 2014	October 15, 2014	October 31, 2014	0.0917	13.3 million	82,390	(1)	0.7 million
July 2, 2014	November 14, 2014	November 28, 2014	0.0917
November 20, 2014	December 15, 2014	December 30, 2014	0.0917
November 20, 2014	January 15, 2015	January 30. 2015	0.0917

(1)	Shares were purchased on the open market and distributed.

The following table reflects share transactions that occurred from October 1, 2012 through September 30, 2014:

Date	Transaction		Shares	Public Offering Price	Gross Proceeds
December 2012	Public offering	(1)	14,725,000	$10.68	$157.3 million
April 2013	Public offering	(1)	14,435,253	10.85	156.5 million
September 26, 2013	Public offering	(1)	17,643,000	10.31	181.9 million
July 11, 2014	Public offering		13,250,000	9.95	131.8 million

(1)	Includes the underwriters’ partial exercise of their over-allotment option.

On August 22, 2014, we entered into an at-the-market offering (“ATM Program”) with KeyBanc Capital Markets Inc. through which we may sell, from time to time at our sole discretion, up to $100,000,000 of our common stock. During the period from September 2, 2014 to September 30, 2014, we sold 841,456 shares of our common stock at an average price of $9.86 per share, and raised $8.3 million of net proceeds, under the ATM Program. Commissions to the broker-dealer on shares sold and offering costs were approximately $50,000.

Borrowings

SBIC Subsidiaries

Through wholly-owned subsidiaries, we sought and obtained two licenses from the SBA to operate SBIC subsidiaries. Specifically, on February 3, 2010, our wholly-owned subsidiary, Fifth Street Mezzanine Partners IV, L.P. (“FSMP IV”), received a license, effective February 1, 2010, from the SBA to operate as an

SBIC under Section 301(c) of the Small Business Investment Act of 1958. On May 15, 2012, our wholly-owned subsidiary, Fifth Street Mezzanine Partners V, L.P. (“FSMP V”), received a license, effective May 10, 2012, from the SBA to operate as an SBIC. SBICs are designated to stimulate the flow of private equity capital to eligible small businesses. Under SBA regulations, SBICs may make loans to eligible small businesses and invest in the equity securities of small businesses.

The SBIC licenses allow our SBIC subsidiaries to obtain leverage by issuing SBA-guaranteed debentures, subject to the issuance of a capital commitment by the SBA and other customary procedures. SBA-guaranteed debentures are non-recourse, interest only debentures with interest payable semi-annually and have a 10-year maturity. The principal amount of SBA-guaranteed debentures is not required to be paid prior to maturity but may be prepaid at any time without penalty. The interest rate of SBA-guaranteed debentures is fixed at the time of issuance at a market-driven spread over U.S. Treasury Notes with ten-year maturities.

SBA regulations currently limit the amount that an SBIC subsidiary may borrow to a maximum of $150 million when it has at least $75 million in regulatory capital. Affiliated SBICs are permitted to issue up to a combined maximum amount of $225 million when they have at least $112.5 million in regulatory capital. As of September 30, 2014, FSMP IV had $75 million in regulatory capital and $150 million in SBA-guaranteed debentures outstanding, which had a fair value of $134.0 million. These debentures bear interest at a weighted average interest rate of 3.567% (excluding the SBA annual charge), as follows:

Rate Fix Date	Debenture Amount	Fixed Interest Rate	SBA Annual Charge
September 2010	$73,000	3.215%	0.285%
March 2011	65,300	4.084%	0.285%
September 2011	11,700	2.877%	0.285%

As of September 30, 2014, FSMP V had $37.5 million in regulatory capital and $75.0 million in SBA-guaranteed debentures outstanding, which had a fair value of $63.1 million. These debentures bear interest at a weighted average interest rate of 2.835% (excluding the SBA annual charge), as follows:

Rate Fix Date	Debenture Amount	Fixed Interest Rate	SBA Annual Charge
March 2013	$31,750	2.351%	0.804%
March 2014	43,250	3.191%	0.804%

As a result, the $225.0 million of SBA-guaranteed debentures held by our SBIC subsidiaries carry a weighted average interest rate of 3.323% as of September 30, 2014.

For the years ended September 30, 2014, 2013 and 2012, we recorded interest expense of $8.6 million, $7.1 million and $6.4 million, respectively, related to the SBA-guaranteed debentures of both SBIC subsidiaries.

We have received exemptive relief from the SEC to permit us to exclude the debt of our SBIC subsidiaries guaranteed by the SBA from the definition of senior securities in the 200% asset coverage test under the 1940 Act. This allows us increased flexibility under the 200% asset coverage test by permitting us to borrow up to $225 million more than we would otherwise be able to absent the receipt of this exemptive relief.

Wells Fargo Facility

On November 16, 2009, we and Fifth Street Funding, LLC, a consolidated wholly-owned bankruptcy remote special purpose subsidiary (“Funding”), entered into a Loan and Servicing Agreement (“Wells Agreement”) with respect to a revolving credit facility (as subsequently amended, the “Wells Fargo facility”) with Wells Fargo Bank, National Association (“Wells Fargo”), as successor to Wachovia Bank, National Association (“Wachovia”), Wells Fargo Securities, LLC, as administrative agent, each of the additional institutional and conduit lenders party thereto from time to time, and each of the lender agents party thereto from time to time.

The Wells Fargo facility permitted up to $150 million of borrowings (subject to collateral requirements) with an accordion feature allowing for future expansion of the facility up to a total of $250 million, and borrowings under the facility bore interest at a rate equal to LIBOR (1-month) plus 2.50% per annum, with no LIBOR floor. The maturity date of the Wells Fargo facility was April 25, 2016.

The Wells Fargo facility provided for the issuance from time to time of letters of credit for the benefit of our portfolio companies. The letters of credit were subject to certain restrictions, including a borrowing base limitation and an aggregate sublimit of $15.0 million.

In connection with the Wells Fargo facility, we concurrently entered into (i) a Purchase and Sale Agreement with Funding, pursuant to which we have sold and will continue to sell to Funding certain loan assets we have originated or acquired, or will originate or acquire and (ii) a Pledge Agreement with Wells Fargo, pursuant to which we pledged all of our equity interests in Funding as security for the payment of Funding’s obligations under the Wells Agreement and other documents entered into in connection with the Wells Fargo facility. Funding was formed for the sole purpose of entering into the Wells Fargo facility and has no other operations.

The Wells Agreement and related agreements governing the Wells Fargo facility required both Funding and us to, among other things (i) make representations and warranties regarding the collateral as well as each of our businesses, (ii) agree to certain indemnification obligations and (iii) comply with various covenants, servicing procedures, limitations on acquiring and disposing of assets, reporting requirements and other customary requirements for similar credit facilities, including a prepayment penalty in certain cases. The Wells Fargo facility agreements also included usual and customary default provisions such as the failure to make timely payments under the facility, a change in control of Funding, and the failure by Funding or us to materially perform under the Wells Agreement and related agreements governing the facility, which, if not complied with, could have accelerated repayment under the facility.

The Wells Fargo facility was secured by all of the assets of Funding, and all of our equity interest in Funding. We used the Wells Fargo facility to fund a portion of our loan origination activities and for general corporate purposes. Each loan origination under the facility was subject to the satisfaction of certain conditions. Our borrowings under the Wells Fargo facility bore interest at a weighted average interest rate of 2.6931% for the year ended September 30, 2014. For the years ended September 30, 2014, 2013 and 2012, we recorded interest expense of $1.8 million, $3.1 million and $2.8 million, respectively, related to the Wells Fargo facility.

Effective February 21, 2014, we, together with Funding, terminated the Wells Fargo facility. In connection therewith, the Amended and Restated Loan and Servicing Agreement and other related documents governing the Wells Fargo facility were also terminated. As such, we have no borrowing capacity under the Wells Fargo facility as of September 30, 2014. Upon termination of the Wells Fargo facility, we accelerated the $0.7 million remaining unamortized fee balance into interest expense.

ING Facility

On May 27, 2010, we entered into a secured syndicated revolving credit facility (as subsequently amended, the “ING facility”) pursuant to a Senior Secured Revolving Credit Agreement (“ING Credit Agreement”) with certain lenders party thereto from time to time and ING Capital LLC, as administrative agent. The ING facility allows us to request letters of credit from ING Capital LLC, as the issuing bank.

As of September 30, 2014, the ING facility permitted up to $705 million of borrowings with an accordion feature allowing for future expansion of the facility up to a total of $800 million, and borrowings under the facility bore interest at a rate equal to LIBOR (1-, 2-, 3- or 6-month, at our option) plus 2.25% per annum, with no LIBOR floor, assuming we maintain our current credit rating. Unless extended, the period during which we may make and reinvest borrowings under the facility will expire on August 6, 2017 and the maturity date of the facility is August 6, 2018.

The ING facility is secured by substantially all of our assets, as well as the assets of our wholly-owned subsidiary, FSFC Holdings, Inc. (“Holdings”), and our indirect wholly-owned subsidiary, Fifth Street Fund of Funds LLC (“Fund of Funds”), subject to certain exclusions for, among other things, equity interests in any of our SBIC subsidiaries and equity interests in Funding and Fifth Street Funding II, LLC (which is defined and discussed below) as further set forth in a Guarantee, Pledge and Security Agreement (“ING Security Agreement”) entered into in connection with the ING Credit Agreement, among Holdings, ING Capital LLC, as collateral agent, and us. None of our SBIC subsidiaries, Funding or Fifth Street Funding II, LLC is party to the ING facility and their respective assets have not been pledged in connection therewith. The ING facility provides that we may use the proceeds and letters of credit under the facility for general corporate purposes, including acquiring and funding leveraged loans, mezzanine loans, high-yield securities, convertible securities, preferred stock, common stock and other investments.

Pursuant to the ING Security Agreement, Holdings and Fund of Funds guaranteed the obligations under the ING Security Agreement, including our obligations to the lenders and the administrative agent under the ING Credit Agreement. Additionally, we pledged our entire equity interest in Holdings and Holdings pledged its entire equity interest in Fund of Funds to the collateral agent pursuant to the terms of the ING Security Agreement.

The ING Credit Agreement and related agreements governing the ING facility required Holdings, Fund of Funds and us to, among other things (i) make representations and warranties regarding the collateral as well as each of our businesses, (ii) agree to certain indemnification obligations, and (iii) agree to comply with various affirmative and negative covenants and other customary requirements for similar credit facilities. The ING facility documents also include usual and customary default provisions such as the failure to make timely payments under the facility, the occurrence of a change in control, and the failure by us to materially perform under the ING Credit Agreement and related agreements governing the facility, which, if not complied with, could accelerate repayment under the facility, thereby materially and adversely affecting our liquidity, financial condition and results of operations.

Each loan or letter of credit originated under the ING facility is subject to the satisfaction of certain conditions. We cannot be assured that we will be able to borrow funds under the ING facility at any particular time or at all. As of September 30, 2014, we had $267.4 million of borrowings outstanding under the ING facility, which had a fair value of $267.4 million. Our borrowings under the ING facility bore interest at a weighted average interest rate of 2.675% for the year ended September 30, 2014. For the years ended September 30, 2014, 2013 and 2012, we recorded interest expense of $13.0 million, $7.7 million and $5.7 million, respectively, related to the ING facility.

Sumitomo Facility

On September 16, 2011, Fifth Street Funding II, LLC, a consolidated wholly-owned bankruptcy remote, special purpose subsidiary (“Funding II”), entered into a Loan and Servicing Agreement (“Sumitomo Agreement”) with respect to a seven-year credit facility (“Sumitomo facility”) with Sumitomo Mitsui Banking Corporation (“SMBC”), an affiliate of Sumitomo Mitsui Financial Group, Inc., as administrative agent, and each of the lenders from time to time party thereto.

As of September 30, 2014, the Sumitomo facility permitted up to $125 million of borrowings (subject to collateral requirements), and borrowings under the facility bore interest at a rate of LIBOR (1-month) plus 2.25% per annum, with no LIBOR floor. Unless extended, the period during which we may make and reinvest borrowings under the facility will expire on September 16, 2016, and the maturity date of the facility is September 16, 2020, with an option for a one-year extension.

In connection with the Sumitomo facility, we concurrently entered into a Purchase and Sale Agreement with Funding II, pursuant to which we will sell to Funding II certain loan assets we have originated or acquired, or will originate or acquire.

The Sumitomo Agreement and related agreements governing the Sumitomo facility required both Funding II and us to, among other things (i) make representations and warranties regarding the collateral as well as each of our businesses, (ii) agree to certain indemnification obligations, and (iii) comply with various covenants, servicing procedures, limitations on acquiring and disposing of assets, reporting requirements and other customary requirements for similar credit facilities, including a prepayment penalty in certain cases. The Sumitomo facility agreements also include usual and customary default provisions such as the failure to make timely payments under the facility, a change in control of Funding II, and the failure by Funding II or us to materially perform under the Sumitomo Agreement and related agreements governing the Sumitomo facility, which, if not complied with, could accelerate repayment under the facility, thereby materially and adversely affecting our liquidity, financial condition and results of operations. Funding II was formed for the sole purpose of entering into the Sumitomo facility and has no other operations.

The Sumitomo facility is secured by all of the assets of Funding II. Each loan origination under the facility is subject to the satisfaction of certain conditions. We cannot be assured that Funding II will be able to borrow funds under the Sumitomo facility at any particular time or at all. As of September 30, 2014, we had $50.0 million of borrowings outstanding under the Sumitomo facility which had a fair value of $50.0 million. Our borrowings under the Sumitomo facility bore interest at a weighted average interest rate of 2.533% for the year ended September 30, 2014. For the years ended September 30, 2014, 2013 and 2012, we recorded interest expense of $2.0 million, $1.7 million and $1.2 million, respectively, related to the Sumitomo facility.

As of September 30, 2014, except for assets that were funded through our SBIC subsidiaries, substantially all of our assets were pledged as collateral under the ING facility or the Sumitomo facility. With respect to the assets funded through our SBIC subsidiaries, the SBA, as a creditor, will have a superior claim to the SBIC subsidiaries’ assets over our stockholders.

The following table describes significant financial covenants with which we must comply under the ING facility on a quarterly basis. The Sumitomo facility does not require us to comply with significant financial covenants:

Financial Covenant	Description	Target Value	Reported Value(1)
Minimum shareholders’ equity	Net assets shall not be less than the greater of (a) 40% of total assets; and (b) $825 million plus 50% of the aggregate net proceeds of all sales of equity interests after August 6, 2013	$1,097 million	$1,351 million
Asset coverage ratio	Asset coverage ratio shall not be less than 2.10:1	2.10:1	2.27:1
Interest coverage ratio	Interest coverage ratio shall not be less than 2.50:1	2.50:1	4.71:1

(1)	As contractually required, we report financial covenants based on the last filed quarterly or annual report, in this case our Form 10-Q for the quarter ended June 30, 2014. We were also in compliance with all financial covenants under these credit facilities based on the financial information contained in this prospectus supplement for the year ended September 30, 2014.

We and our SBIC subsidiaries are also subject to certain regulatory requirements relating to our borrowings. For a discussion of such requirements, see “Regulation — Business Development Company Regulations” and “— Small Business Investment Company Regulations” in the accompanying prospectus.

The following table reflects material credit facility and SBA debenture transactions that have occurred since October 1, 2009. Amounts available are as of September 30, 2014.

Facility	Date	Transaction	Total Facility Amount	Upfront fee Paid	Total Facility Availability	Amount Drawn	Remaining Availability	Interest Rate
Wells Fargo facility	11/16/2009	Entered into credit facility	$50 million	$0.8 million				LIBOR + 4.00%
	5/26/2010	Expanded credit facility	$100 million	$0.9 million				LIBOR + 3.50%
	2/28/2011	Amended credit facility	$100 million	$0.4 million				LIBOR + 3.00%
	11/30/2011	Amended credit facility	$100 million	—				LIBOR + 2.75%
	4/23/2012	Amended credit facility	$150 million	$1.2 million				LIBOR + 2.75%
	6/20/2013	Amended credit facility	$150 million	—				LIBOR + 2.50%
	2/21/2014	Terminated credit facility	—	—	—	—	—
ING facility	5/27/2010	Entered into credit facility	$90 million	$0.8 million				LIBOR + 3.50%
	2/22/2011	Expanded credit facility	$215 million	$1.6 million				LIBOR + 3.50%
	7/8/2011	Expanded credit facility	$230 million	$0.4 million				LIBOR + 3.00%/3.25%

Facility	Date	Transaction	Total Facility Amount	Upfront fee Paid	Total Facility Availability	Amount Drawn	Remaining Availability	Interest Rate
	2/29/2012	Amended credit facility	$230 million	$1.5 million				LIBOR + 3.00%/3.25%
	11/30/2012	Amended credit facility	$385 million	$2.2 million				LIBOR + 2.75%
	1/7/2013	Expanded credit facility	$445 million	$0.3 million				LIBOR + 2.75%
	8/6/2013	Amended credit facility	$480 million	$1.8 million				LIBOR + 2.25%
	10/22/2013	Expanded credit facility	$605 million	$0.7 million				LIBOR + 2.25%
	1/30/2014	Expanded credit facility	$650 million	$0.1 million				LIBOR + 2.25%
	5/2/2014	Expanded credit facility	$670 million	$0.2 million				LIBOR + 2.25%
	8/12/2014	Expanded credit facility	$680 million	$0.1 million				LIBOR + 2.25%
	9/26/2014	Expanded credit facility	$705 million	$0.2 million	$705 million	$267 million	$438 million	LIBOR(4) + 2.25%
SBA	2/16/2010	Received capital commitment	$75 million	$0.8 million
	9/21/2010	Received capital commitment	$150 million	$40.8 million
	7/23/2012	Received capital commitment	$225 million	$0.8 million	$225 million	$225 million	—	3.323%(2)
Sumitomo facility	9/16/2011	Entered into credit facility	$200 million	$2.5 million				LIBOR + 2.25%
	10/30/2013	Reduced credit facility	$125 million	—	$88 million(1)	$50 million	$38 million	LIBOR(3) + 2.25%

(1)	Availability to increase upon our decision to further collateralize the facility
(2)	Weighted average interest rate of locked debentures (excludes the SBA annual charge)
(3)	1-month
(4)	1-, 2-, 3- or 6-month LIBOR, at our option

Convertible Notes

On April 12, 2011, we issued $152 million of Convertible Notes, including $2 million issued to Leonard M. Tannenbaum, our Chief Executive Officer. The Convertible Notes were issued pursuant to an Indenture, dated April 12, 2011 (the “Indenture”), between us and Deutsche Bank Trust Company Americas, as trustee (the “Trustee”).

The Convertible Notes mature on April 1, 2016 (the “Maturity Date”), unless previously converted or repurchased in accordance with their terms. The Convertible Notes bear interest at a rate of 5.375% per annum payable semi-annually in arrears on April 1 and October 1 of each year. The Convertible Notes are our unsecured obligations and rank senior in right of payment to our existing and future indebtedness that is expressly subordinated in right of payment to the Convertible Notes; equal in right of payment to our existing and future unsecured indebtedness that is not so subordinated; effectively junior in right of payment to any of our secured indebtedness (including existing unsecured indebtedness that we later secure) to the extent of the value of the assets securing such indebtedness; and structurally junior to all existing and future indebtedness (including trade payables) incurred by our subsidiaries or financing vehicles.

Prior to the close of business on the business day immediately preceding January 1, 2016, holders may convert their Convertible Notes only under certain circumstances set forth in the Indenture, such as during specified periods when our shares of common stock trade at more than 110% of the then applicable conversion price or the Convertible Notes trade at less than 98% of their conversion value. On or after January 1, 2016 until the close of business on the business day immediately preceding the Maturity Date, holders may convert their Convertible Notes at any time. Upon conversion, we will deliver shares of our common stock. The conversion rate was initially, and currently is, 67.7415 shares of common stock per $1,000 principal amount of Convertible Notes (equivalent to a conversion price of approximately $14.76 per share of common stock). The conversion rate is subject to customary anti-dilution adjustments, including for any cash dividends or distributions paid on shares of our common stock in excess of a monthly dividend of $0.1066 per share, but will not be adjusted for any accrued and unpaid interest. In addition, if certain corporate events occur prior to the Maturity Date, the conversion rate will be increased for converting holders. Based on the current conversion rate, the maximum number of shares of common stock that would be issued upon conversion of the $115.0 million Convertible Notes outstanding at September 30, 2014 is 7,790,273. If we deliver shares of common stock upon a conversion at the time our net asset value per share exceeds the conversion price in effect at such time, our stockholders may incur dilution. In addition, our stockholders will experience dilution in their ownership percentage of our common stock upon our issuance of common stock in connection with the conversion of our Convertible Notes and any dividends paid on our common stock will also be paid on shares issued in connection with such conversion after such issuance. The shares of common stock issued upon a conversion are not subject to registration rights.

We may not redeem the Convertible Notes prior to maturity. No sinking fund is provided for the Convertible Notes. In addition, if certain corporate events occur in respect to us, holders of the Convertible Notes may require us to repurchase for cash all or part of their Convertible Notes at a repurchase price equal to 100% of the principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid interest through, but excluding, the required repurchase date.

The Indenture contains certain covenants, including covenants requiring us to provide financial information to the holders of the Convertible Notes and the Trustee if we cease to be subject to the reporting requirements of the Securities Exchange Act of 1934. These covenants are subject to limitations and exceptions that are described in the Indenture. We may repurchase the Convertible Notes in accordance with the 1940 Act and the rules promulgated thereunder. Any Convertible Notes repurchased by us may, at our option, be surrendered to the Trustee for cancellation, but may not be reissued or resold by us. Any Convertible Notes surrendered for cancellation will be promptly canceled and no longer outstanding under the Indenture. We did not repurchase any Convertible Notes during the years ended September 30, 2014 or September 30, 2013. During the year ended September 30, 2012, we repurchased $20.0 million in principal amount of the Convertible Notes in the open market for an aggregate purchase price of $17.9 million and surrendered them to the Trustee for cancellation. We have repurchased $37.0 million in principal amount of the Convertible Notes in the open market since they were issued.

For the years ended September 30, 2014, 2013 and 2012, we recorded interest expense of $6.8 million, $6.8 million, and $7.1 million, respectively, related to the Convertible Notes.

As of September 30, 2014, there were $115.0 million Convertible Notes outstanding, which had a fair value of $119.0 million.

2019 Notes

On February 26, 2014, we issued $250.0 million in aggregate principal amount of our 4.875% unsecured notes due 2019 (the “2019 Notes”) for net proceeds of $244.4 million after deducting original issue discount of $1.4 million, underwriting commissions and discounts of $3.7 million and offering costs of $0.5 million.

The 2019 Notes were issued pursuant to an indenture, dated April 30, 2012, as supplemented by the first supplemental indenture, dated February 26, 2014 (collectively, the “2019 Notes Indenture”), between us and the Trustee. The 2019 Notes are our general unsecured obligations that rank senior in right of payment to all of our existing and future indebtedness that is expressly subordinated in right of payment to the 2019 Notes. The 2019 Notes will rank equally in right of payment with all of our existing and future liabilities that are not so subordinated. The 2019 Notes will effectively rank junior to any of our secured indebtedness (including unsecured indebtedness that we later secure) to the extent of the value of the assets securing such indebtedness. The 2019 Notes will rank structurally junior to all existing and future indebtedness (including trade payables) incurred by our subsidiaries, financing vehicles or similar facilities.

Interest on the 2019 Notes is paid semi-annually on March 1 and September 1, at a rate of 4.875% per annum. The 2019 Notes mature on March 1, 2019 and may be redeemed in whole or in part at any time or from time to time at our option prior to maturity.

The 2019 Notes Indenture contains certain covenants, including covenants requiring our compliance with (regardless of whether we are subject to) the restrictions on dividends, distributions and purchase of capital stock set forth in Section 18(a)(1)(B) as modified by Section 61(a)(1) of the 1940 Act, as well as covenants requiring us to provide financial information to the holders of the 2019 Notes and the Trustee if we cease to be subject to the reporting requirements of the Securities Exchange Act of 1934. These covenants are subject to limitations and exceptions that are described in the 2019 Notes Indenture. We may repurchase the 2019 Notes in accordance with the 1940 Act and the rules promulgated thereunder. In addition, holders of the 2019 Notes can require us to repurchase the 2019 Notes at 100% of their principal amount upon the occurrence of certain change of control events as described in the 2019 Notes Indenture. The 2019 Notes are issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. During the year ended September 30, 2014, we did not repurchase any of the 2019 Notes in the open market.

For the year ended September 30, 2014, we recorded interest expense of $7.8 million related to the 2019 Notes.

As of September 30, 2014, there were $250.0 million of 2019 Notes outstanding, which had a fair value of $258.7 million.

2024 Notes

On October 18, 2012, we issued $75.0 million in aggregate principal amount of our 5.875% 2024 Notes (the “2024 Notes”) for net proceeds of $72.5 million after deducting underwriting commissions of $2.2 million and offering costs of $0.3 million.

The 2024 Notes were issued pursuant to an indenture, dated April 30, 2012, as supplemented by the first supplemental indenture, dated October 18, 2012 (collectively, the “2024 Notes Indenture”), between us and the Trustee. The 2024 Notes are our unsecured obligations and rank senior in right of payment to our existing and future indebtedness that is expressly subordinated in right of payment to the 2024 Notes; equal in right of payment to our existing and future unsecured indebtedness that is not so subordinated; effectively junior in right of payment to any of our secured indebtedness (including existing unsecured indebtedness that we later secure) to the extent of the value of the assets securing such indebtedness; and structurally junior to all existing and future indebtedness (including trade payables) incurred by our subsidiaries or financing vehicles. Interest on the 2024 Notes is paid quarterly in arrears on January 30, April 30, July 30 and October 30, at a rate of 5.875% per annum. The 2024 Notes mature on October 30, 2024 and may be redeemed in whole or in part at any time or from time to time at our option on or after October 30, 2017. The 2024 Notes are listed on the New York Stock Exchange under the trading symbol “FSCE” with a par value of $25.00 per share.

The 2024 Notes Indenture contains certain covenants, including covenants requiring our compliance with (regardless of whether we are subject to) the asset coverage requirements set forth in Section 18(a)(1)(A) as modified by Section 61(a)(1) of the 1940 Act and with the restrictions on dividends, distributions and purchase of capital stock set forth in Section 18(a)(1)(B) as modified by Section 61(a)(1) of the 1940 Act, as well as covenants requiring us to provide financial information to the holders of the 2024 Notes and the Trustee if we cease to be subject to the reporting requirements of the Securities Exchange Act of 1934. These covenants are subject to limitations and exceptions that are described in the 2024 Notes Indenture. We may repurchase the 2024 Notes in accordance with the 1940 Act and the rules promulgated thereunder. Any 2024 Notes repurchased by us may, at our option, be surrendered to the Trustee for cancellation, but may not be reissued or resold by us. Any 2024 Notes surrendered for cancellation will be promptly canceled and no longer outstanding under the 2024 Notes Indenture. During the years ended September 30, 2014 and 2013, we did not repurchase any of the 2024 Notes in the open market.

For the years ended September 30, 2014 and 2013, we recorded interest expense of $4.6 million and $4.4 million, respectively, related to the 2024 Notes.

As of September 30, 2014, there were $75.0 million 2024 Notes outstanding, which had a fair value of $73.7 million.

2028 Notes

In April and May 2013, we issued $86.3 million in aggregate principal amount of our 6.125% unsecured notes due 2028 (the “2028 Notes”) for net proceeds of $83.4 million after deducting underwriting commissions of $2.6 million and offering costs of $0.3 million. The proceeds included the underwriters’ full exercise of their overallotment option.

The 2028 Notes were issued pursuant to an indenture, dated April 30, 2012, as supplemented by the second supplemental indenture, dated April 4, 2013 (collectively, the “2028 Notes Indenture”), between us and the Trustee. The 2028 Notes are our unsecured obligations and rank senior in right of payment to our existing and future indebtedness that is expressly subordinated in right of payment to the 2028 Notes; equal in right of payment to our existing and future unsecured indebtedness that is not so subordinated; effectively junior in right of payment to any of our secured indebtedness (including existing unsecured indebtedness that we later secure) to the extent of the value of the assets securing such indebtedness; and structurally junior to all existing and future indebtedness (including trade payables) incurred by our subsidiaries or financing vehicles. Interest on the 2028 Notes is paid quarterly in arrears on January 30, April 30, July 30 and October 30, at a rate of 6.125% per annum. The 2028 Notes mature on April 30, 2028 and may be redeemed in whole or in part at any time or from time to time at our option on or after April 30, 2018. The 2028 Notes are listed on the NASDAQ Global Select Market under the trading symbol “FSCFL” with a par value of $25.00 per share.

The 2028 Notes Indenture contains certain covenants, including covenants requiring our compliance with (regardless of whether we are subject to) the asset coverage requirements set forth in Section 18(a)(1)(A) as modified by Section 61(a)(1) of the 1940 Act, as well as covenants requiring us to provide financial information to the holders of the 2028 Notes and the Trustee if we cease to be subject to the reporting requirements of the Securities Exchange Act of 1934. These covenants are subject to limitations and exceptions that are described in the 2028 Notes Indenture. We may repurchase the 2028 Notes in accordance with the 1940 Act and the rules promulgated thereunder. Any 2028 Notes repurchased by us may, at our option, be surrendered to the Trustee for cancellation, but may not be reissued or resold by us. Any 2028 Notes surrendered for cancellation will be promptly canceled and no longer outstanding under the 2028 Notes Indenture. During the years ended September 30, 2014 and 2013, we did not repurchase any of the 2028 Notes in the open market.

For the years ended September 30, 2014 and 2013, we recorded interest expense of $5.5 million and $2.7 million, respectively, related to the 2028 Notes.

As of September 30, 2014, there were $86.3 million 2028 Notes outstanding, which had a fair value of $84.2 million.

Secured Borrowings

We follow the guidance in ASC 860 when accounting for loan participations and other partial loan sales. Such guidance requires a participation or other partial loan sale to meet the definition of a “participating interest,” as defined in the guidance, in order for sale treatment to be allowed. Participations or other partial loan sales which do not meet the definition of a participating interest remain on our Consolidated Statement of Assets and Liabilities and the proceeds are recorded as a secured borrowing until the definition is met. Secured borrowings are carried at fair value to correspond with the related investments, which are carried at fair value.

As of September 30, 2014, secured borrowings at fair value totaled $84.8 million and the fair value of the loans that are associated with these secured borrowings was $154.0 million. These secured borrowings were the result of the completion of partial loan sales of two senior secured debt investments totaling $87.8 million during the year ended September 30, 2014 that did not meet the definition of a participating interest. As a result, sale treatment was not allowed and these partial loan sales were treated as secured borrowings. During the year ended September 30, 2014, there were $3.0 million of repayments on secured borrowings.

As of September 30, 2014, there were $84.8 million of secured borrowings outstanding, which had a fair value of $84.8 million.

For the year ended September 30, 2014, we recorded interest expense of $1.3 million related to the secured borrowings.

Total interest expense for the years ended September 30, 2014, 2013 and 2012 was $51.5 million, $33.5 million and $23.2 million, respectively.

Off-Balance Sheet Arrangements

We may be a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financial needs of our portfolio companies. As of September 30, 2014, our only off-balance sheet arrangements consisted of $325.0 million of unfunded commitments, which was comprised of $185.4 million to provide debt financing to certain of our portfolio companies, $115.0 million to provide debt and equity financing to SLF JV I and $24.6 million related to unfunded limited partnership interests. As of September 30, 2013, our only off-balance sheet arrangements consisted of $149.5 million, which was comprised of $126.8 million to provide debt financing to certain of our portfolio companies and $22.7 million related to unfunded limited partnership interests. Such commitments are subject to our portfolio companies’ satisfaction of certain financial and nonfinancial covenants and involve, to varying degrees, elements of credit risk in excess of the amount recognized in our Consolidated Statements of Assets and Liabilities and are not reflected on our Consolidated Statements of Assets and Liabilities.

A summary of the composition of unfunded commitments (consisting of revolvers, term loans, SLF JV I subordinated notes and LLC interests, and limited partnership interests) as of September 30, 2014 and September 30, 2013 is shown in the table below:

	September 30, 2014	September 30, 2013
Senior Loan Fund JV 1, LLC	$115,018	$—
Lift Brands Holdings, Inc.	20,000	—
Yeti Acquisition, LLC	15,000	7,500
BMC Software Finance, Inc.	15,000	—
Drugtest, Inc.	10,900	20,000
RP Crown Parent, LLC	10,000	9,000
P2 Upstream Acquisition Co.	10,000	—
BeyondTrust Software, Inc.	9,375	—
First Choice ER, LLC(1)	9,181	—
InMotion Entertainment Group, LLC	7,916	—
Refac Optical Group	6,400	8,000
Thing5, LLC	6,000	—
Pingora MSR Opportunity Fund I, LP (limited partnership interest)	5,944	9,792
Integrated Petroleum Technologies, Inc.	5,397	—
First American Payment Systems, LP	5,000	5,000
Integral Development Corporation	5,000	—
Teaching Strategies, LLC	5,000	5,000
Adventure Interactive, Corp.	4,846	5,000
World 50, Inc.	4,000	4,000
Charter Brokerage, LLC	4,000	4,000
All Web Leads, Inc.	3,500	—
Deltek, Inc.	3,213	8,667
OnCourse Learning Corporation	3,000	—
Discovery Practice Management, Inc.	2,682	1,000
CPASS Acquisition Company	2,500	2,500
OmniSYS Acquisition Corporation	2,500	—
TransTrade Operators, Inc.	2,255	—
Chicago Growth Partners L.P. (limited partnership interest)	2,000	2,000
Webster Capital III, L.P. (limited partnership interest)	2,000	—
Eagle Hospital Physicians, Inc.	1,820	1,867
Tailwind (limited partnership interest)	1,726	—
Olson + Co., Inc.	1,673	2,105
CCCG, LLC	1,520	1,520

	September 30, 2014	September 30, 2013
Enhanced Recovery Company, LLC	1,500	3,500
Beecken Petty O’Keefe Fund IV, L.P. (limited partnership interest)	1,433	2,000
Riverside Fund V, LP (limited partnership interest)	1,422	1,712
SPC Partners V, L.P. (limited partnership interest)	1,415	—
Phoenix Brands Merger Sub LLC	1,286	3,429
Moelis Capital Partners Opportunity Fund I-B, L.P. (limited partnership interest)	1,285	—
Ansira Partners, Inc.	1,190	1,190
Sterling Capital Partners IV, L.P. (limited partnership interest)	1,126	1,528
Psilos Group Partners IV, LP (limited partnership interest)	1,000	1,000
L Squared Capital Partners (limited partnership interest)	1,000	—
RCP Direct II, LP (limited partnership interest)	990	—
Milestone Partners IV, LP (limited partnership interest)	869	1,414
Garretson Firm Resolution Group, Inc.	859	—
Total Military Management, Inc.	857	—
2Checkout.com, Inc.	850	2,850
HealthDrive Corporation	734	734
Bunker Hill Capital II (QP), LP (limited partnership interest)	632	786
ACON Equity Partners III, LP (limited partnership interest)	502	671
American Cadastre, LLC	405	—
Riverlake Equity Partners II, LP (limited partnership interest)	358	638
Riverside Fund IV, LP (limited partnership interest)	357	287
RCP Direct, LP (limited partnership interest)	344	524
Baird Capital Partners V, LP (limited partnership interest)	174	351
ISG Services, LLC	—	6,000
I Drive Safely, LLC	—	5,000
HealthEdge Software, Inc.	—	5,000
Personable Holdings, Inc.	—	3,409
Reliance Communications, LLC	—	2,750
Mansell Group, Inc.	—	2,000
Physicians Pharmacy Alliance, Inc.	—	2,000
Miche Bag, LLC	—	1,500
BMC Acquisition, Inc.	—	1,250
Genoa Healthcare Holdings, LLC	—	1,000
Total	$324,954	$149,474

(1)	In addition to our revolving commitment, we have extended a $105.2 million delayed draw term loan facility to First Choice ER, LLC. Specific amounts are made available to the borrower as certain financial requirements are satisfied. As of September 30, 2014, the total amount available to the borrower under this delayed draw facility was $22.4 million, and the facility was drawn at $25.0 million as of this date.

Contractual Obligations

The following table reflects information pertaining to our debt outstanding under the SBA debentures, the Wells Fargo facility, the ING facility, the Sumitomo facility, our Convertible Notes, our 2019 Notes, our 2024 Notes, our 2028 Notes and our secured borrowings:

	Debt Outstanding as of September 30, 2013	Debt Outstanding as of September 30, 2014	Weighted average debt outstanding for the year ended September 30, 2014	Maximum debt outstanding for the year ended September 30, 2014
SBA debentures	$181,750	$225,000	$214,225	$225,000
Wells Fargo facility	20,000	—	17,633	54,700
ING facility	168,000	267,395	362,913	548,250
Sumitomo facility	—	50,000	46,910	83,500
Convertible Notes	115,000	115,000	115,000	115,000
2019 Notes	—	250,000	147,945	250,000
2024 Notes	75,000	75,000	75,000	75,000
2028 Notes	86,250	86,250	86,250	86,250
Secured borrowings	—	84,750	44,145	87,750
Total debt	$646,000	$1,153,395	$1,110,021	$1,419,181

The following table reflects our contractual obligations arising from the SBA debentures, the ING facility, the Sumitomo facility, our Convertible Notes, our secured borrowings, our 2019 Notes, our 2024 Notes and our 2028 Notes:

	Payments due by period as of September 30, 2014
	Total	< 1 year	1 – 3 years	3 – 5 years	> 5 years
SBA debentures	$225,000	$—	$—	$—	$225,000
Interest due on SBA	64,439	8,862	17,749	17,725	20,103
ING facility	267,395	—	—	267,395	—
Interest due on ING facility	25,071	6,518	13,036	5,517	—
Sumitomo facility	50,000	—	—	—	50,000
Interest due on Sumitomo facility	7,175	1,203	2,405	2,405	1,162
Convertible Notes	115,000	—	115,000	—	—
Interest due on Convertible Notes	9,297	6,181	3,116	—	—
Secured borrowings	84,750	—	—	84,750	—
Interest due on secured borrowings	7,856	2,158	4,315	1,383	—
2019 Notes	250,000	—	—	250,000	—
Interest due on 2019 Notes	53,859	12,188	24,375	17,296	—
2024 Notes	75,000	—	—	—	75,000
Interest due on 2024 Notes	44,461	4,406	8,813	8,813	22,429
2028 Notes	86,250	—	—	—	86,250
Interest due on 2028 Notes	71,803	5,283	10,566	10,566	45,388
Total	$1,437,356	$46,799	$199,375	$665,850	$525,332

Regulated Investment Company Status and Dividends

We elected, effective as of January 2, 2008, to be treated as a RIC under Subchapter M of the Code. As long as we continue to qualify as a RIC, we will not be taxed on our investment company taxable income or realized net capital gains, to the extent that such taxable income or gains are distributed, or deemed to be distributed, to stockholders on a timely basis.

Taxable income generally differs from net income for financial reporting purposes due to temporary and permanent differences in the recognition of income and expenses, and generally excludes net unrealized appreciation or depreciation until realized. Dividends declared and paid by us in a year may differ from taxable income for that year as such dividends may include the distribution of current year taxable income or the distribution of prior year taxable income carried forward into and distributed in the current year. Distributions also may include returns of capital.

To maintain RIC tax treatment, we must, among other things, distribute, with respect to each taxable year, at least 90% of our investment company net taxable income (i.e., our net ordinary income and our realized net short-term capital gains in excess of realized net long-term capital losses, if any). As a RIC, we are also subject to a federal excise tax, based on distribution requirements of our taxable income on a calendar year basis (e.g., calendar year 2013). We anticipate timely distribution of our taxable income in accordance with tax rules; however, we incurred a de minimis U.S. federal excise tax for calendar year 2010. We did not incur a U.S. federal excise tax for calendar years 2011, 2012 and 2013 and do not expect to incur a U.S. federal excise tax for the calendar year 2014. We may incur a federal excise tax in future years.

We intend to distribute to our stockholders between 90% and 100% of our annual taxable income (which includes our taxable interest and fee income). However, we are partially dependent on our SBIC subsidiaries for cash distributions to enable us to meet the RIC distribution requirements. Our SBIC subsidiaries may be limited by the Small Business Investment Act of 1958, and SBA regulations governing SBICs, from making certain distributions to us that may be necessary to enable us to maintain our status as a RIC. We may have to request a waiver of the SBA’s restrictions for our SBIC subsidiaries to make certain distributions to maintain our RIC status. We cannot assure you that the SBA will grant such waiver. Also, the covenants under the Sumitomo facility could, under certain circumstances, restrict Funding and Funding II from making distributions to us and, as a result, hinder our ability to satisfy the distribution requirement. Similarly, the covenants contained in the ING facility may prohibit us from making distributions to our stockholders, and, as a result, could hinder our ability to satisfy the distribution requirement. In addition, we may retain for investment some or all of our net taxable capital gains (i.e., realized net long-term capital gains in excess of realized net short-term capital losses) and treat such amounts as deemed distributions to our stockholders. If we do this, our stockholders will be treated as if they received actual distributions of the capital gains we retained and then reinvested the net after-tax proceeds in our common stock. Our stockholders also may be eligible to claim tax credits (or, in certain circumstances, tax refunds) equal to their allocable share of the tax we paid on the capital gains deemed distributed to them. To the extent our taxable earnings for a fiscal taxable year fall below the total amount of our dividend distributions for that fiscal year, a portion of those distributions may be deemed a return of capital to our stockholders.

We may not be able to achieve operating results that will allow us to make distributions at a specific level or to increase the amount of these distributions from time to time. In addition, we may be limited in our ability to make distributions due to the asset coverage test for borrowings applicable to us as a business development company under the 1940 Act and due to provisions in our credit facilities and debt instruments. If we do not distribute a certain percentage of our taxable income annually, we will suffer adverse tax consequences, including possible loss of our status as a RIC. We cannot assure stockholders that they will receive any distributions or distributions at a particular level.

In accordance with certain applicable Treasury regulations and private letter rulings issued by the Internal Revenue Service, a RIC may treat a distribution of its own stock as fulfilling its RIC distribution requirements if each stockholder may elect to receive his or her entire distribution in either cash or stock of the RIC, subject to a cap on the aggregate amount of cash required to be distributed to all stockholders, which cap must be at least 20% of the aggregate declared distribution. If too many stockholders elect to receive cash, each stockholder electing to receive cash must receive a pro rata amount of cash (with the balance of the distribution paid in stock). In no event will any stockholder, electing to receive cash, receive less than 20% of his or her entire distribution in cash. If these and certain other requirements are met, for U.S federal income tax purposes, the amount of the dividend paid in stock will be equal to the amount of cash that could have been received instead of stock. We have no current intention of paying dividends in shares of our stock in accordance with these Treasury regulations or private letter rulings.

Related Party Transactions

We have entered into an investment advisory agreement with Fifth Street Management. Messrs. Berman, Dimitrov and Tannenbaum, each an interested member of our Board of Directors, have a direct or indirect pecuniary interest in Fifth Street Management. Fifth Street Management is a registered investment adviser under the Investment Advisers Act of 1940, that is partially and indirectly owned by Fifth Street Asset Management Inc. Pursuant to the investment advisory agreement, fees payable to our investment adviser equal to (a) a base management fee of 2.0% of the value of our gross assets, which includes any borrowings for investment purposes and excludes cash and cash equivalents, and (b) an incentive fee based on our performance. The incentive fee consists of two parts. The first part is calculated and payable quarterly in arrears and equals 20% of our “Pre-Incentive Fee Net Investment Income” for the immediately preceding quarter, subject to a preferred return, or “hurdle,” and a “catch up” feature. The second part is determined and payable in arrears as of the end of each fiscal year (or upon termination of the investment advisory agreement) and equals 20% of our “Incentive Fee Capital Gains,” which equals our realized capital gains on a cumulative basis from inception through the end of the year, if any, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fee. The investment advisory agreement may be terminated by either party without penalty upon no fewer than 60 days’ written notice to the other. During the years ended September 30, 2014, 2013 and 2012, we incurred fees of $87.2 million, $63.9 million and $45.8 million, respectively, under the investment advisory agreement. During the years ended September 30, 2014 and 2013, the Investment Adviser voluntarily waived the portion of the base management fee attributable to certain new investments that closed prior to period end, which resulted in waivers of $0.7 million and $2.3 million, respectively.

Pursuant to the administration agreement with FSC CT, which is a wholly-owned subsidiary of our investment adviser, FSC CT will furnish us with the facilities, including our principal executive offices and administrative services necessary to conduct our day-to-day operations, including equipment, clerical, bookkeeping and recordkeeping services at such facilities. In addition, FSC CT will assist us in connection with the determination and publishing of our net asset value, the preparation and filing of tax returns and the printing and dissemination of reports to our stockholders. We pay FSC CT its allocable portion of overhead and other expenses incurred by FSC CT in performing its obligations under the administration agreement, including a portion of the rent at market rates and the compensation of our chief financial officer and chief compliance officer and their respective staffs. The administration agreement may be terminated by either party without penalty upon no fewer than 60 days’ written notice to the other. During the years ended September 30, 2014, 2013 and 2012, we have incurred expenses of $5.7 million, $4.3 million and $3.9 million, respectively, under the administration agreement.

We have also entered into a license agreement with Fifth Street Capital LLC pursuant to which Fifth Street Capital LLC has agreed to grant us a non-exclusive, royalty-free license to use the name “Fifth Street.” Under this agreement, we will have a right to use the “Fifth Street” name, for so long as Fifth Street Management LLC or one of its affiliates remains our investment adviser. Other than with respect to this limited license, we will have no legal right to the “Fifth Street” name. Fifth Street Capital LLC is controlled by Mr. Tannenbaum, our chief executive officer.

Recent Developments

On November 20, 2014, our Board of Directors declared the following dividends:

•	$0.0917 per share, payable on December 30, 2014 to stockholders of record on December 15, 2014; and
•	$0.0917 per share, payable on January 30, 2015 to stockholders of record on January 15, 2015.

Effective November 26, 2014, our Board of Directors increased its size to nine members and appointed Todd G. Owens, our President, to the Board to serve until our 2016 Annual Meeting of Stockholders.

Recently Issued Accounting Standards

See Note 2 to the Consolidated Financial Statements for a description of recent accounting pronouncements, including the expected dates of adoption and the anticipated impact on the Consolidated Financial Statements.

Quantitative and Qualitative Disclosures about Market Risk

We are subject to financial market risks, including changes in interest rates. Changes in interest rates may affect both our cost of funding and our interest income from portfolio investments, cash and cash equivalents and idle funds investments. Our risk management systems and procedures are designed to identify and analyze our risk, to set appropriate policies and limits and to continually monitor these risks and limits by means of reliable administrative and information systems and other policies and programs. Our investment income will be affected by changes in various interest rates, including LIBOR and prime rates, to the extent our debt investments include floating interest rates. In addition, our investments are carried at fair value as determined in good faith by our Board of Directors in accordance with the 1940 Act (See “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies —  Investment Valuation”). Our valuation methodology utilizes discount rates in part in valuing our investments, and changes in those discount rates may have an impact on the valuation of our investments.

As of September 30, 2014, 70.0% of our debt investment portfolio (at fair value) and 70.0% of our debt investment portfolio (at cost) bore interest at floating rates. The composition of our floating rate debt investments by cash interest rate floor (excluding PIK) as of September 30, 2014 and September 30, 2013 was as follows:

	September 30, 2014		September 30, 2013
	Fair Value	% of Floating Rate Portfolio	Fair Value	% of Floating Rate Portfolio
Under 1%	$181,450	11.05%	$115,659	9.57%
1% to under 2%	1,397,913	85.16	1,007,366	83.35
2% to under 3%	39,970	2.44	48,649	4.03
3% and over	22,143	1.35	36,913	3.05
Total	$1,641,476	100.00%	$1,208,587	100.00%

Based on our Consolidated Statement of Assets and Liabilities as of September 30, 2014, the following table shows the approximate annualized increase (decrease) in components of net assets resulting from operations of hypothetical base rate changes in interest rates, assuming no changes in our investment and capital structure:

Basis point increase(1)	Interest income	Interest expense	Net increase (decrease)
500	$63,900	$(17,900)	$46,000
400	47,800	(14,200)	33,600
300	31,800	(10,600)	21,200
200	15,800	(7,000)	8,800
100	2,300	(3,400)	(1,100)

(1)	A decline in interest rates would not have a material impact on our Consolidated Financial Statements.

We regularly measure exposure to interest rate risk. We assess interest rate risk and manage our interest rate exposure on an ongoing basis by comparing our interest rate sensitive assets to our interest rate sensitive liabilities. Based on this review, we determine whether or not any hedging transactions are necessary to mitigate exposure to changes in interest rates. The following table shows a comparison of the interest rate base for our interest-bearing cash and outstanding investments, at principal, and our outstanding borrowings as of September 30, 2014 and September 30, 2013:

	September 30, 2014		September 30, 2013
	Interest Bearing Cash and Investments	Borrowings	Interest Bearing Cash and Investments	Borrowings
Money market rate	$109,046	$—	$147,359	$—
Prime rate	1,040	80,000	2,886	—
LIBOR
30 day	62,509	237,395	57,604	188,000
90 day	1,546,536	84,750	1,143,068	—
Fixed rate	709,963	751,250	582,340	458,000
Total	$2,429,094	$1,153,395	$1,933,257	$646,000

SENIOR SECURITIES
(dollar amounts in thousands, except per share data)

Information about our senior securities (including debt securities and other indebtedness) is shown in the following table as of the fiscal years ended September 30 for the years indicated below. We had no senior securities outstanding as of September 30 of any prior fiscal years prior to those indicated below. The report of our independent registered public accounting firm, PricewaterhouseCoopers LLP, on the information provided as of the fiscal years presented is included as an exhibit to the registration statement of which this prospectus is a part.

Class and Year(1)	Total Amount Outstanding Exclusive of Treasury Securities(2)	Asset Coverage Per Unit(3)	Involuntary Liquidating Preference Per Unit(4)	Average Market Value Per Unit(5)
ING Facility
Fiscal 2011	$133,500	$3,328	—	N/A
Fiscal 2012	141,000	3,857	—	N/A
Fiscal 2013	168,000	3,949	—	N/A
Fiscal 2014	267,395	2,593	—	N/A
Wells Fargo Facility
Fiscal 2011	$39,524	$3,328	—	N/A
Fiscal 2012	60,251	3,857	—	N/A
Fiscal 2013	20,000	3,949	—	N/A
Fiscal 2014	—	—	—	N/A
Sumitomo Facility
Fiscal 2011	$5,000	$3,328	—	N/A
Fiscal 2012	—	—	—	N/A
Fiscal 2013	—	—	—	N/A
Fiscal 2014	50,000	2,593	—	N/A
Convertible Notes
Fiscal 2011	$135,000	$3,328	—	N/A
Fiscal 2012	115,000	3,857	—	N/A
Fiscal 2013	115,000	3,949	—	N/A
Fiscal 2014	115,000	2,593	—	N/A
Secured Borrowings
Fiscal 2014(6)	84,750	2,593	—	N/A
2019 Notes
Fiscal 2014	250,000	2,593	—	N/A
2024 Notes
Fiscal 2013	$75,000	$3,949	—	$979.45
Fiscal 2014	75,000	2,593	—	966.96
2028 Notes
Fiscal 2013	$86,250	$3,949	—	$957.21
Fiscal 2014	86,250	2,593	—	943.73
Total Senior Securities
Fiscal 2011	$313,024	$3,328	—	N/A
Fiscal 2012	316,251	3,857	—	N/A
Fiscal 2013	464,250	3,949	—	$1,936.66
Fiscal 2014	928,395	2,593	—	1,910.69

(1)	We have excluded our SBA-guaranteed debentures from this table because the SEC has granted us exemptive relief that permits us to exclude such debentures from the definition of senior securities in the 200% asset coverage ratio we are required to maintain under the 1940 Act. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition, Liquidity and Capital Resources.”

(2)	Total amount of each class of senior securities outstanding at the end of the period, presented in thousands.
(3)	The asset coverage ratio for a class of senior securities representing indebtedness is calculated as our consolidated total assets, less all liabilities and indebtedness not represented by senior securities, divided by total senior securities representing indebtedness. This asset coverage ratio is multiplied by $1,000 to determine the “Asset Coverage Per Unit.”
(4)	The amount to which such class of senior security would be entitled upon the involuntary liquidation of the issuer in preference to any security junior to it. The “—” indicates information that the SEC expressly does not require to be disclosed for certain types of senior securities.
(5)	Calculated on a daily average basis.
(6)	Represents secured borrowing proceeds of $84,750 at September 30, 2014. The Company follows the guidance in Accounting Standards Codification Topic 860 Transfers and Servicing when accounting for loan participations and other partial loan sales. See Notes 2 and 15 of the accompanying Notes to Consolidated Financial Statements.

BUSINESS

General

We are a specialty finance company that lends to and invests in small and mid-sized companies, primarily in connection with investments by private equity sponsors. We define small and mid-sized companies as those with annual revenues between $25 million and $250 million. Our investment objective is to maximize our portfolio’s total return by generating current income from our debt investments and capital appreciation from our equity investments. We are externally managed and advised by Fifth Street Management.

From inception through September 30, 2014, we originated approximately $5.0 billion of funded debt and equity investments. Our portfolio totaled $2.5 billion at fair value at September 30, 2014 and was comprised of 124 investments, 104 of which were in operating companies, one of which was in a senior loan fund vehicle and 19 of which were in private equity funds. The 19 investments in private equity funds represented less than 1% of the fair value of our assets at September 30, 2014. The 97 debt investments in our portfolio as of September 30, 2014 had a weighted average debt to EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) multiple of 4.75x calculated at the time of origination of the investment. The weighted average annual yield of our debt investments as of September 30, 2014 was approximately 11.1%, of which 9.9% represented cash payments and 1.2% represented payment-in-kind, or PIK, interest and other non-cash items. As of September 30, 2014, there was one investment on which we had stopped accruing interest.

Our investments generally range in size from $10 million to $100 million and are principally in the form of first lien, second lien (collectively, “senior secured”) and subordinated debt investments, which may also include an equity component. Although our focus could change, we are currently focusing our origination efforts on a prudent mix of first lien, second lien and subordinated loans which we believe will provide superior risk-adjusted returns while maintaining adequate credit protection. As of September 30, 2014, 79.0% of our portfolio at fair value consisted of debt investments that were secured by first or second priority liens on the assets of our portfolio companies. Moreover, we held equity investments consisting of common stock, preferred stock or other equity interests in 69 of our 124 portfolio companies as of September 30, 2014.

We generally invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “high yield” or “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. As of September 30, 2014, 57.3% of our debt portfolio at fair value consisted of debt securities for which issuers were not required to make principal payments until the maturity of such debt securities, which could result in a substantial loss to us if such issuers are unable to refinance or repay their debt at maturity. In addition, a substantial portion of our debt investments have variable interest rates that reset periodically based on benchmarks such as the London-Interbank Offered Rate, or LIBOR and prime rate. As a result, significant increases in such benchmarks in the future would make it more difficult for these borrowers to service their obligations under the debt investments that we hold. Further, certain of our investments bear PIK interest. PIK interest represents contractually deferred interest added to the loan balance that is generally due at the end of the loan term and recorded as interest income on an accrual basis to the extent such amounts are expected to be collected. Instruments bearing PIK interest typically carry higher interest rates as a result of their payment deferral and increased credit risk. When we recognize income in connection with PIK interest, there is a risk that such income may become uncollectible if the borrower defaults. For additional information regarding PIK interest and related risks, see “Risk Factors — Risks Relating to Our Business and Structure — We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.”

We are a closed-end, non-diversified management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940, or the “1940 Act.” As a business development company, we are required to comply with regulatory requirements, including limitations on our use of debt. We are permitted to, and expect to continue to, finance our investments through borrowings. However, as a business development company, we are only generally allowed to borrow amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after such borrowing. The amount of leverage that we employ will depend on our assessment of market conditions and other factors at the time of any proposed borrowing, such as the maturity, covenant package and rate structure of the proposed borrowings, our ability to raise funds through the issuance of shares of our common stock and the risks of such borrowings within the context of our investment outlook. Ultimately, we only intend to use leverage if the expected returns from borrowing to make investments will exceed the cost of such borrowing. As of September 30, 2014, we had a debt to equity ratio (excluding debentures issued by our small business investment company, or SBIC, subsidiaries) of 0.63x (i.e., one dollar of equity for each $0.63 of non-SBIC debt outstanding). See “Business Development Company Regulations.”

We have also elected to be treated and qualified, and intend to continue to qualify, for federal income tax purposes as a regulated investment company, or RIC, under Subchapter M of the Internal Revenue Code, or the Code. See “Taxation as a Regulated Investment Company.” As a RIC, we generally will not have to pay corporate-level U.S. federal income taxes on any net ordinary income or net realized capital gains that we distribute to our stockholders if we meet certain source-of-income, income distribution and asset diversification requirements.

As a business development company, we were substantially limited in our ability to co-invest in privately negotiated transactions with affiliated funds until we obtained an exemptive order from the Securities and Exchange Commission, or SEC, on September 9, 2014. The exemptive relief permits us to participate in negotiated co-investment transactions, subject to the conditions of the relief granted by the SEC, with certain affiliates, each of whose investment adviser is Fifth Street Management, or an investment adviser controlling, controlled by or under common control with Fifth Street Management, in a manner consistent with our investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors, and pursuant to the conditions to the exemptive relief.

In addition, we maintain wholly-owned subsidiaries that are licensed as SBICs and regulated by the Small Business Administration, or the SBA. See “Regulation — Small Business Investment Company Regulations.” The SBIC licenses allow us, through our wholly-owned subsidiaries, to issue SBA-guaranteed debentures. We have also received exemptive relief from the SEC to permit us to exclude the debt of our SBIC subsidiaries guaranteed by the SBA from the definition of senior securities in the 200% asset coverage ratio we are required to maintain under the 1940 Act. Pursuant to the 200% asset coverage ratio limitation, we are permitted to borrow one dollar for every dollar we have in assets less all liabilities and indebtedness not represented by debt securities issued by us or loans obtained by us. For example, as of September 30, 2014, we had approximately $2.4 billion in assets less all liabilities and indebtedness not represented by debt securities issued by us or loans obtained by us, which would permit us to borrow up to approximately $2.4 billion, notwithstanding other limitations on our borrowings pursuant to our credit facilities.

As a result of our receipt of exemptive relief from the SEC for our SBA debt, we have increased capacity to fund up to $225 million (the maximum amount of SBA-guaranteed debentures our SBICs may currently have outstanding once certain conditions have been met) of investments with SBA-guaranteed debentures in addition to being able to fund investments with borrowings up to the maximum amount of debt that the 200% asset coverage ratio limitation would allow us to incur. As a result, we, in effect, are permitted to have a lower asset coverage ratio than the 200% asset coverage ratio limitation under the 1940 Act and, therefore, we can have more debt outstanding than assets to cover such debt. For example, we are able to borrow up to $225 million more than the approximately $2.4 billion permitted under the 200% asset coverage ratio limit as of September 30, 2014. For additional information on SBA regulations that affect our access to SBA-guaranteed debentures, see “Risk Factors — Risks Relating to Our Business and Structure — Any failure to comply with SBA regulations could have a material adverse effect on our SBIC subsidiaries’ operations.”

Our SBIC subsidiaries held approximately $348.8 million, or 13.1%, of our total assets at September 30, 2014.

We and Trinity Universal Insurance Company, a subsidiary of Kemper Corporation (“Kemper”), also co-invest through an unconsolidated Delaware limited liability company, Senior Loan Fund JV I, LLC (“SLF JV I”). SLF JV I was formed in May 2014 to invest in middle-market and other corporate debt securities. As of September 30, 2014, SLF JV I had commitments of $200.0 million, $175.0 million of which was from us and the remaining $25.0 million from Kemper. At September 30, 2014, we had funded approximately $60.0 million of our commitment. Additionally, SLF JV I had a senior revolving credit facility with Deutsche Bank AG, New York Branch (“Deutsche Bank facility”) with a stated maturity date of July 1, 2019, which permitted up to $200.0 million of borrowings. SLF JV I is managed by a four person board of directors, two of whom are selected by us and two of whom are selected by Kemper. SLF JV I is generally capitalized as transactions are completed and all portfolio decisions must be approved by its investment committee consisting of one representative of us and one representative of Kemper (with approval of each required). As of September 30, 2014, our investment in SLF JV I was approximately $59.6 million at fair value (including unrealized depreciation of $0.3 million which represented 0.01% of our total portfolio at fair value).

The Investment Adviser

We are externally managed and advised by Fifth Street Management, a registered investment adviser under the Investment Advisers Act of 1940, or the Advisers Act, that is partially and indirectly owned by Fifth Street Asset Management Inc. (“FSAM”), a publicly traded asset manager with approximately $5 billion of assets under management as of September 30, 2014. Our administrator, FSC CT, Inc., which has since converted into FSC CT LLC (“FSC CT”), is a wholly-owned subsidiary of Fifth Street Management and provides the administrative services necessary for us to operate. Our investment adviser serves pursuant to the investment advisory agreement in accordance with the Advisers Act, under which it receives from us a percentage of our gross assets as a management fee and a percentage of our ordinary income and capital gains as an incentive fee.

Leonard M. Tannenbaum, our chief executive officer and the chief executive officer of our investment adviser, has led the investment of over $6 billion in small and mid-sized companies and the origination of over 180 investment transactions since 1998. Our investment adviser also currently serves as the investment adviser to Fifth Street Senior Floating Rate Corp. (“FSFR”) in addition to various other private fund vehicles. FSFR is a business development company focused on making senior loans to middle market companies that bear interest on the basis of a floating base lending rate as compared to our more general primary investment focus on debt and equity investments in small and mid-sized companies in addition to various privately held funds. However, there may be overlap in terms of our targeted investments. See “— Material Conflicts of Interest.”

The key principals and members of senior management of our investment adviser are Leonard M. Tannenbaum, our chief executive officer and our investment adviser’s chief executive officer, Bernard D. Berman, our chairman and our investment adviser’s co-president, Ivelin M. Dimitrov, our chief investment officer and the chief investment officer of our investment adviser, Alexander C. Frank, the chief operating officer and chief financial officer of our investment adviser, Todd G. Owens, our president and our investment adviser’s co-president, and Richard A. Petrocelli, our chief financial officer.

Business Strategy

Our investment objective is to maximize our portfolio’s total return by generating current income from our debt investments and capital appreciation from our equity investments. We have adopted the following business strategy to achieve our investment objective:

•	Capitalize on our investment adviser’s strong relationships with private equity sponsors. Our investment adviser has developed an extensive network of relationships with private equity sponsors that invest in small and mid-sized companies. We believe that the strength of these relationships is due to a common investment philosophy, a consistent market focus, a rigorous approach to diligence and a reputation for delivering on commitments. In addition to being our principal source of originations, we believe that private equity sponsors provide significant benefits including incremental due diligence, additional monitoring capabilities and a potential source of capital and operational expertise for our portfolio companies.
•	Focus on established small and mid-sized companies. We believe that there are fewer finance companies focused on transactions involving small and mid-sized companies than larger companies, and that this is one factor that allows us to negotiate favorable investment terms. Such favorable terms include higher debt yields and lower leverage levels, more significant covenant protection and greater equity grants than typical of transactions involving larger companies. We generally invest in companies with established market positions, seasoned management teams, proven products and services and strong regional or national operations. We believe that these companies possess better risk-adjusted return profiles than newer companies that are in the early stages of building management teams and/or a revenue base.
•	Continue our growth of direct originations. Over the course of almost a decade, the principals of our investment adviser have developed an origination strategy that allows us to directly originate a significant portion of our investments. We believe that the benefits of direct originations include, among other things, our ability to control the structuring of investment protections and to generate origination and exit fees.
•	Employ disciplined underwriting policies and rigorous portfolio management. Our investment adviser has developed an extensive underwriting process, which includes a review of the prospects, competitive position, financial performance and industry dynamics of each potential portfolio company. In addition, we perform substantial diligence on potential investments, and seek to invest alongside private equity sponsors who have proven capabilities in building value. As part of the monitoring process, our investment adviser will analyze monthly and quarterly financial statements versus the previous periods and year, review financial projections, compliance certificates and covenants, meet with management and attend board meetings.
•	Structure our debt investments to minimize risk of loss and achieve attractive risk-adjusted returns. We structure our debt investments on a conservative basis with high cash yields, cash advisory fees, low leverage levels and strong investment protections, including prepayment fees. As of September 30, 2014, the weighted average yield of our debt investments, including the return on SLF JV I, was approximately 11.1%, which includes a cash component of 9.9%. Our debt investments have strong protections, including default penalties, information rights, board observation rights, and affirmative, negative and financial covenants, such as lien protection and prohibitions against change of control. We believe these protections, coupled with the other features of our investments described above, should allow us to reduce our risk of capital loss and achieve attractive risk-adjusted returns; however, there can be no assurance that we will be able to successfully structure our investments to minimize risk of loss and achieve attractive risk-adjusted returns.
•	Benefit from lower, fixed, long-term cost of capital. The SBIC licenses held by our wholly-owned SBIC subsidiaries allow them to issue SBA-guaranteed debentures. SBA-guaranteed debentures carry long-term fixed rates that are generally lower than rates on comparable bank and other debt. Because lower-cost SBA leverage is a significant part of our capital base, our relative cost of debt capital may be lower than many of our competitors. In addition, SBIC leverage represents a stable, long-term component of our capital structure that should permit the proper matching of duration and cost compared to our portfolio investments.
•	Leverage the skills and experience of our investment adviser. The principals of our investment adviser have broad investment backgrounds, with prior experience at private investment funds, investment banks and other financial services companies and they also have experience managing distressed companies. We believe that our investment adviser’s expertise in valuing, structuring, negotiating and closing transactions provides us with a competitive advantage by allowing us to provide financing solutions that meet the needs of our portfolio companies while adhering to our underwriting standards.

Investment Criteria

The principals of our investment adviser have identified the following investment criteria and guidelines for use in evaluating prospective portfolio companies and they use these criteria and guidelines in evaluating investment opportunities for us. However, not all of these criteria and guidelines were, or will be, met in connection with each of our investments.

•	Established companies with a history of positive operating cash flow. We seek to invest in established companies with sound historical financial performance. We typically focus on companies with a history of profitability on an operating cash flow basis.

•	Ability to exert meaningful influence. We primarily target investment opportunities in which we will be the lead/sole investor in our tranche and in which we can add value through active participation in the direction of the company, often through advisory positions.
•	Private equity sponsorship. We generally seek to invest in companies in connection with private equity sponsors who have proven capabilities in building value. We believe that a private equity sponsor can serve as a committed partner and advisor that will actively work with the company and its management team to meet company goals and create value. We assess a private equity sponsor’s commitment to a portfolio company by, among other things, the capital contribution it has made or will make in the portfolio company.
•	Seasoned management team. We generally will require that our portfolio companies have a seasoned management team, with strong corporate governance. We also seek to invest in companies that have proper incentives in place, including having significant equity interests, to motivate management to act in accordance with our interests.
•	Defensible and sustainable business. We seek to invest in companies with proven products and/or services and strong regional or national operations.
•	Exit strategy. We generally seek to invest in companies that we believe possess attributes that will provide us with the ability to exit our investments. We expect to exit our investments typically through one of three scenarios: (i) the sale of the company resulting in repayment of all outstanding debt, (ii) the recapitalization of the company through which our loan is replaced with debt or equity from a third party or parties or (iii) the repayment of the initial or remaining principal amount of our loan then outstanding at maturity. In some investments, there may be scheduled amortization of some portion of our loan which would result in a partial exit of our investment prior to the maturity of the loan.

Deal Origination

Our deal originating efforts are focused on building relationships with private equity sponsors that are focused on investing in the small and mid-sized companies that we target. We divide the country geographically into Eastern, Central and Western regions and emphasize active, consistent sponsor coverage. The investment professionals of our investment adviser have developed an extensive network of relationships with these private equity sponsors. We estimate that there are approximately 2,500 of such private equity firms and our investment adviser has active relationships with approximately 300 of them. An active relationship is one through which our investment adviser has received at least one investment opportunity from the private equity sponsor within the last year.

Our investment adviser reviewed over 800 potential investment transactions with private equity sponsors during the year ended September 30, 2014. A significant portion of the investment transactions that we have completed to date were originated through our investment adviser’s relationships with private equity sponsors. We believe that our investment adviser has a reputation as a reliable, responsive and efficient source of funding to support private equity investments. We believe that this reputation and the relationships of our investment adviser with private equity sponsors will provide us with significant investment opportunities.

Our origination process is designed to efficiently evaluate a large number of opportunities and to identify the most attractive of such opportunities. A significant number of opportunities that clearly do not fit our investment criteria are screened by the originators of our investment adviser when they are initially identified. If an originator believes that an opportunity fits our investment criteria and merits consideration, the investment is presented to our investment adviser’s Investment Committee. This is the first stage of our origination process, the “Review” stage. During this stage, the originator gives a preliminary description of the opportunity. This is followed by preliminary due diligence, from which an investment summary is created. The opportunity may be discussed several times by the full Investment Committee of our investment adviser, or subsets of that Committee. At any point in this stage, we may reject the opportunity, and, indeed, we have historically decided not to proceed with more than 80% of the investment opportunities reviewed by our investment adviser’s Investment Committee.

For the subset of opportunities that we decide to pursue, we issue preliminary term sheets and classify them in the “Term Sheet Issued” stage. This term sheet serves as a basis for negotiating the critical terms of a transaction. At this stage we begin our underwriting and investment approval process, as more fully described below. After the term sheet for a potential transaction has been fully negotiated, the transaction is presented to our investment adviser’s Investment Committee for approval. If the deal is approved, the term sheet is signed. Approximately half of the term sheets we issue result in an executed term sheet. Our underwriting and investment approval process is ongoing during this stage, during which we begin documentation of the loan. The final stage, “Closings,” culminates with the funding of an investment only after all due diligence is satisfactorily completed and all closing conditions, including the sponsor’s funding of its investment in the portfolio company, have been satisfied.

Investment Underwriting

Investment Underwriting Process and Investment Approval

We make our investment decisions only after consideration of a number of factors regarding the potential investment including, but not limited to: (i) historical and projected financial performance; (ii) company and industry specific characteristics, such as strengths, weaknesses, opportunities and threats; (iii) composition and experience of the management team; and (iv) track record of the private equity sponsor leading the transaction. Our investment adviser uses a proprietary scoring system that evaluates each opportunity. This methodology is employed to screen a high volume of potential investment opportunities on a consistent basis.

If an investment is deemed appropriate to pursue, a more detailed and rigorous evaluation is made along a variety of investment parameters, not all of which may be relevant or considered in evaluating a potential investment opportunity. The following outlines the general parameters and areas of evaluation and due diligence for investment decisions, although not all will necessarily be considered or given equal weighting in the evaluation process:

Management Assessment

Our investment adviser makes an in-depth assessment of the management team, including evaluation along several key metrics:

•	The number of years in their current positions;
•	Track record;
•	Industry experience;
•	Management incentive, including the level of direct investment in the enterprise;
•	Background investigations; and
•	Completeness of the management team (lack of positions that need to be filled).

Industry Dynamics

An evaluation of the industry is undertaken by our investment adviser that considers several factors. If considered appropriate, industry experts will be consulted or retained. The following factors are analyzed by our investment adviser:

•	Sensitivity to economic cycles;
•	Competitive environment, including number of competitors, threat of new entrants or substitutes;
•	Fragmentation and relative market share of industry leaders;
•	Growth potential; and
•	Regulatory and legal environment.

Business Model and Financial Assessment

Prior to making an investment decision, our investment adviser will undertake a review and analysis of the financial and strategic plans for the potential investment. There is significant evaluation of and reliance upon the due diligence performed by the private equity sponsor and third party experts including accountants and consultants. Areas of evaluation include:

•	Historical and projected financial performance;
•	Quality of earnings, including source and predictability of cash flows;
•	Customer and vendor interviews and assessments;
•	Potential exit scenarios, including probability of a liquidity event;
•	Internal controls and accounting systems; and
•	Assets, liabilities and contingent liabilities.

Private Equity Sponsor

Among the most critical due diligence investigations is the evaluation of the private equity sponsor making the investment. A private equity sponsor is typically the controlling shareholder upon completion of an investment and as such is considered critical to the success of the investment. The private equity sponsor is evaluated along several key criteria, including:

•	Investment track record;
•	Industry experience;
•	Capacity and willingness to provide additional financial support to the company through additional capital contributions, if necessary; and
•	Reference checks.

Investments

We target debt investments that will yield meaningful current income and also provide the opportunity for capital appreciation through our ownership of equity securities in our portfolio companies. We typically structure our debt investments with the maximum seniority and collateral that we can reasonably obtain while seeking to achieve our total return target. In most cases, our debt investment will be collateralized by a first or second lien on the assets of the portfolio company. As of September 30, 2014, 79.0% of our portfolio at fair value consisted of debt investments that were secured by first or second priority liens on the assets of the portfolio company.

Debt Investments

We tailor the terms of our debt investments to the facts and circumstances of the transaction and prospective portfolio company, negotiating a structure that seeks to protect our rights and manage our risk while creating incentives for the portfolio company to achieve its business plan. A substantial source of return is monthly cash interest that we collect on our debt investments. As of September 30, 2014, we had directly originated a majority of our debt investments. We are currently focusing our origination efforts on a prudent mix of first lien, second lien and subordinated loans which we believe will provide superior risk-adjusted returns while maintaining adequate credit protection.

•	First Lien Loans. Our first lien loans generally have terms of four to six years, provide for a variable or fixed interest rate, contain prepayment penalties and are secured by a first priority security interest in all existing and future assets of the borrower. Our first lien loans may take many forms, including revolving lines of credit, term loans and acquisition lines of credit.
•	Second Lien Loans. Our second lien loans generally have terms of four to six years, primarily provide for a fixed interest rate, contain prepayment penalties and are secured by a second priority security interest in all existing and future assets of the borrower. Our second lien loans often include payment-in-kind, or PIK, interest, which represents contractual interest accrued and added to the principal that generally becomes due at maturity.
•	Unsecured Loans. Our unsecured investments generally have terms of five to six years and provide for a fixed interest rate. We may make unsecured investments on a stand-alone basis, or in connection with a senior secured loan, a junior secured loan or a “one-stop” financing. Our unsecured investments may include PIK interest and an equity component, such as warrants to purchase common stock in the portfolio company.

We typically structure our debt investments to include covenants that seek to minimize our risk of capital loss. Our debt investments have strong protections, including default penalties, information rights, board observation rights, and affirmative, negative and financial covenants, such as lien protection and prohibitions against change of control. Our debt investments also typically have substantial prepayment penalties designed to extend the life of the average loan, which we believe will help to grow our portfolio.

Equity Investments

When we make a debt investment, we may be granted equity in the company in the same class of security as the sponsor receives upon funding. In addition, we may from time to time make non-control, equity co-investments in connection with private equity sponsors. We generally seek to structure our equity investments, such as direct equity co-investments, to provide us with minority rights provisions and event-driven put rights. We also seek to obtain limited registration rights in connection with these investments, which may include “piggyback” registration rights.

Private Equity Fund Investments

We make investments in the private equity funds of certain private equity sponsors we partner with in making investments in small and mid-sized companies. In general, we make these investments where we have a long-term relationship and are comfortable with the sponsor’s business model and investment strategy. As of September 30, 2014, we had investments in 19 private equity funds, which represented less than 1% of the fair value of our assets as of such date.

SLF JV I

We have invested in SLF JV I, which as of September 30, 2014, consisted of a diverse portfolio of loans to 18 different borrowers in industries similar to the companies in our portfolio. SLF JV I invests in middle-market and other corporate debt securities, including traditional senior debt, that are secured by some or all of the issuer’s assets.

Portfolio Management

Active Involvement in our Portfolio Companies

As a business development company, we are obligated to offer to provide managerial assistance to our portfolio companies and to provide it if requested. In fact, we provide managerial assistance to our portfolio companies as a general practice and we seek investments where such assistance is appropriate. We monitor the financial trends of each portfolio company to assess the appropriate course of action for each company and to evaluate overall portfolio quality. We have several methods of evaluating and monitoring the performance of our investments, including but not limited to, the following:

•	Review of monthly and quarterly financial statements and financial projections for portfolio companies;
•	Periodic and regular contact with portfolio company management to discuss financial position requirements and accomplishments;
•	Attendance at board meetings;
•	Periodic formal update interviews with portfolio company management and, if appropriate, the private equity sponsor; and
•	Assessment of business development success, including product development, profitability and the portfolio company’s overall adherence to its business plan.

Ranking Criteria

In addition to various risk management and monitoring tools, we use an investment ranking system to characterize and monitor the credit profile and our expected level of returns on each investment in our portfolio. We use a four-level numeric ranking scale. The following is a description of the conditions associated with each investment ranking:

•	Investment Ranking 1 is used for investments that are performing above expectations and/or capital gains are expected.
•	Investment Ranking 2 is used for investments that are performing substantially within our expectations, and whose risks remain materially consistent with the potential risks at the time of the original or restructured investment. All new investments are initially ranked 2.
•	Investment Ranking 3 is used for investments that are performing below our expectations and for which risk has materially increased since the original or restructured investment. The portfolio company may be out of compliance with debt covenants and may require closer monitoring. To the extent that the underlying agreement has a PIK interest provision, investments with a ranking of 3 are generally those on which we are not accruing PIK interest.
•	Investment Ranking 4 is used for investments that are performing substantially below our expectations and for which risk has increased substantially since the original or restructured investment. Investments with a ranking of 4 are those for which some loss of principal is expected and are generally those on which we are not accruing cash interest.

In the event that we determine that an investment is underperforming, or circumstances suggest that the risk associated with a particular investment has significantly increased, we will undertake more aggressive monitoring of the affected portfolio company. While our investment ranking system identifies the relative risk for each investment, the ranking alone does not dictate the scope and/or frequency of any monitoring that we perform. The frequency of our monitoring of an investment is determined by a number of factors, including, but not limited to, the trends in the financial performance of the portfolio company, the investment structure and the type of collateral securing our investment, if any.

The following table shows the distribution of our investments on the 1 to 4 investment ranking scale at fair value as of September 30, 2014:

Investment Ranking	Fair Value (thousands)	% of Portfolio
1	$65,268	2.61%
2	2,424,290	97.14
3	—	—
4	6,356	0.25
Total	$2,495,914	100.00%

Valuation of Portfolio Investments and Net Asset Value Determinations

As a business development company, we generally invest in illiquid securities including debt and equity investments of small and mid-sized companies. All of our investments are recorded at fair value as determined in good faith by our Board of Directors.

Authoritative accounting guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available or reliable, valuation techniques are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the investments or market and the investments’ complexity.

In accordance with authoritative accounting guidance, we perform detailed valuations of our debt and equity investments on an individual basis, using bond yield, income and market approaches as appropriate. In general, we utilize a bond yield method for the majority of our investments, as long as it is appropriate. If, in our judgment, the bond yield approach is not appropriate, we may use the market approach, income approach, or, in certain cases, an alternative methodology potentially including an asset liquidation, expected recovery model or other alternative approaches.

Under the bond yield approach, we use bond yield models to determine the present value of the future cash flow streams of our debt investments. We review various sources of transactional data, including private mergers and acquisitions involving debt investments with similar characteristics, and assess the information in the valuation process.

Under the market approach, we estimate the enterprise value of the portfolio companies in which we invest. There is no one methodology to estimate enterprise value and, in fact, for any one portfolio company, enterprise value is best expressed as a range of fair values, from which we derive a single estimate of enterprise value. To estimate the enterprise value of a portfolio company, we analyze various factors, including the portfolio company’s historical and projected financial results. Typically, private companies are valued based on multiples of EBITDA, cash flows, net income, revenues, or in limited cases, book value.

We generally require portfolio companies to provide annual audited and quarterly and monthly unaudited financial statements, as well as annual projections for the upcoming fiscal year.

Under the income approach, we generally prepare and analyze discounted cash flow models based on projections of the future free cash flows of the business.

Our Board of Directors undertakes a multi-step valuation process each quarter in connection with determining the fair value of our investments:

•	The quarterly valuation process begins with each portfolio company or investment being initially valued by our finance department;
•	Preliminary valuations are then reviewed and discussed with principals of the investment adviser;
•	Separately, independent valuation firms engaged by our Board of Directors prepare preliminary valuations on a selected basis and submit the reports to us;
•	Our finance department compares and contrasts its preliminary valuations to the preliminary valuations of the independent valuation firms;
•	Our finance department prepares a valuation report for the Audit Committee of our Board of Directors;
•	The Audit Committee of our Board of Directors is apprised of the preliminary valuations of the independent valuation firms;
•	The Audit Committee of our Board of Directors reviews the preliminary valuations, and our finance department responds and supplements the preliminary valuations to reflect any comments provided by the Audit Committee;
•	The Audit Committee of our Board of Directors makes a recommendation to the Board of Directors regarding the fair value of the investments in our portfolio; and
•	Our Board of Directors discusses the valuations and determines the fair value of each investment in our portfolio in good faith.

The fair value of all of our investments at September 30, 2014 and September 30, 2013 was determined by our Board of Directors. Our Board of Directors has authorized the engagement of independent valuation firms to provide us with valuation assistance. We will continue to engage independent valuation firms to provide us with assistance regarding our determination of the fair value of selected portfolio securities each quarter; however, our Board of Directors is ultimately and solely responsible for the valuation of our portfolio investments at fair value as determined in good faith pursuant to our valuation policy and a consistently applied valuation process.

We intend to have a substantial portion of the portfolio valued by an independent third party on a quarterly basis. The percentages of our portfolio, at fair value, valued by independent valuation firms each period during the current and two preceding fiscal years were as follows:

For the quarter ended December 31, 2011	89.1%
For the quarter ended March 31, 2012	87.3%
For the quarter ended June 30, 2012	84.3%
For the quarter ended September 30, 2012	79.6%
For the quarter ended December 31, 2012	79.5%
For the quarter ended March 31, 2013	73.8%
For the quarter ended June 30, 2013	76.4%
For the quarter ended September 30, 2013	86.5%
For the quarter ended December 31, 2013	78.9%
For the quarter ended March 31, 2014	80.7%
For the quarter ended June 30, 2014	68.5%
For the quarter ended September 30, 2014	84.0%

Determination of fair values involves subjective judgments and estimates. The notes to our financial statements refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations, on our financial statements.

Quarterly Net Asset Value Determination

Our Board of Directors determines the net asset value per share of our common stock on a quarterly basis. The net asset value per share of our common stock is equal to the value of our total assets minus liabilities divided by the total number of shares of common stock outstanding. Our liabilities will include amounts that we have accrued under our investment advisory agreement, including the management fee, income incentive fee and capital gains incentive fee, the latter of which will be accrued based upon the cumulative realized and unrealized capital appreciation in our portfolio.

Determinations in Connection with Certain Offerings

In connection with certain offerings of shares of our common stock, our board of directors or one of its committees will be required to make the determination that we are not selling shares of our common stock at a price below the then current net asset value per share of our common stock at the time at which the sale is made. Our board of directors or the applicable committee will consider the following factors, among others, in making such determination:

•	the net asset value per share of our common stock most recently disclosed by us in the most recent periodic report that we filed with the SEC;
•	our management’s assessment of whether any material change in the net asset value per share of our common stock has occurred (including through the realization of gains on the sale of our portfolio securities) during the period beginning on the date of the most recently disclosed net asset value per share of our common stock and ending two days prior to the date of the sale of our common stock; and
•	the magnitude of the difference between the net asset value per share of our common stock most recently disclosed by us and our management’s assessment of any material change in the net asset value per share of our common stock since that determination, and the offering price of the shares of our common stock in the proposed offering.

This determination will not require that we calculate the net asset value per share of our common stock in connection with such offerings of shares of our common stock, but instead it will involve the determination by our board of directors or a committee thereof that we are not selling shares of our common stock at a price below the then current net asset value per share of our common stock at the time at which the sale is made.

Competition

We compete for investments with a number of business development companies and investment funds (including private equity funds and mezzanine funds), as well as traditional financial services companies such as commercial banks and other sources of financing. Many of these entities have greater financial and managerial resources than we do. We believe we are able to be competitive with these entities primarily on the basis of the experience and contacts of our management team, our responsive and efficient investment analysis and decision-making processes, the investment terms we offer, and our willingness to make smaller investments.

We believe that some of our competitors make loans with interest rates and returns that are comparable to or lower than the rates and returns that we target. Therefore, we do not seek to compete solely on the interest rates that we offer to potential portfolio companies. For additional information concerning the competitive risks we face, see “Risk Factors — Risks Relating to Our Business and Structure — We may face increasing competition for investment opportunities, which could reduce returns and result in losses.”

Employees

We do not have any employees. Our day-to-day investment operations are managed by Fifth Street Management as our investment adviser. See “— Investment Advisory Agreement.” Fifth Street Management utilizes over 40 investment professionals, including its principals. In addition, we reimburse our administrator, FSC CT, for the allocable portion of overhead and other expenses incurred by it in performing its obligations under an administration agreement, including our allocable portion of the costs of compensation of our chief financial officer and chief compliance officer and their staffs. For a more detailed discussion of the administration agreement, see “— Administration Agreement.”

Properties

We do not own any real estate or other physical properties material to our operations. We utilize office space that is leased by our administrator from an affiliate controlled by our chief executive officer, Mr. Tannenbaum. See “Material Conflicts of Interest.” Pursuant to an administration agreement with our administrator, we pay FSC CT an allocable portion of the rent at market rates for our principal executive office at 777 West Putnam Avenue, 3rd Floor, Greenwich, CT 06830. We also utilize additional office space that is leased by our affiliates at 311 South Wacker Drive, Suite 3380, Chicago, IL 60606 and 250 Cambridge Avenue, Suite 201, Palo Alto, CA 94306.

Legal Proceedings

Although we may, from time to time, be involved in litigation arising out of our operations in the normal course of business or otherwise, we are currently not a party to any pending material legal proceedings.

PORTFOLIO COMPANIES

The following table sets forth certain information as of September 30, 2014, for each portfolio company in which we had a debt or equity investment. Other than these investments, our only formal relationships with our portfolio companies are the managerial assistance ancillary to our investments and the board observation or participation rights we may receive. For example, certain of our officers currently serve as members of the boards of certain of our portfolio companies.

Name and Address of Portfolio Company	Principal Business	Title of Securities Held by Us	Percentage of Ownership	Loan Principal	Cost of Investment	Fair Value of Investment
Traffic Solutions Holdings, Inc. 815 Waiakamilo Road, # C Honolulu, HI 96817	Construction and engineering	Second Lien Term Loan, 12% cash 3% PIK due 12/31/2016		$14,942	$14,925	$14,905
		LC Facility, 8.5% cash due 12/31/2016			(6)	—
		746,114 Series A Preferred Units			14,460	17,564
		746,114 Common Stock Units	68.1%		5,316	6,113
					34,695	38,582
TransTrade Operators, Inc. 1040 Trade Avenue, Suite 106DFW Airport, TX 75261	Air freight and logistics	First Lien Term Loan, 11% cash 3% PIK due 5/31/2016		15,572	15,572	11,109
		First Lien Revolver, 8% cash due 5/31/2016			—	—
		596.67 Series A Common Units			—	—
		1,403,922 Series A Preferred Units in TransTrade Holdings LLC			2,000	—
		5,200,000 Series B Preferred Units in TransTrade Holding LLC	86.7%		5,200	—
					22,772	11,109
HFG Holdings, LLC 199 Water Street, 31st Floor New York, NY 10038	Specialized finance	First Lien Term Loan, 6% cash 4% PIK due 6/10/2019		96,378	96,378	96,935
		875,933 Class A Units	88.4%		22,347	31,786
					118,725	128,721
First Star Aviation, LLC 777 West Putnam Ave., 3rd Floor Greenwich, CT 06830	Airlines	First Lien Term Loan, 9% cash 3% PIK due 1/9/2018		16,840	16,840	16,556
		10,104,401 Common Units	100.0%		10,105	10,328
					26,945	26,884
First Star Speir Aviation 1 Limited 777 West Putnam Ave., 3rd Floor Greenwich, CT 06830	Airlines	First Lien Term Loan, 9% cash due 12/15/2015		60,773	60,773	61,155
		2,058,411.64 Common Units	100.0%		2,058	3,572
					62,831	64,727
First Star Bermuda Aviation Limited 777 West Putnam Ave., 3rd Floor Greenwich, CT 06830	Airlines	First Lien Term Loan, 9% cash 3% PIK due 8/19/2018		35,045	35,045	35,606
		4,293,736 Common Units	100.0%		4,294	5,839
					39,339	41,445
Eagle Hospital Physicians, LLC 5901 C Peachtree, Dunwoody Road, Site 350 Atlanta, GA 30328	Healthcare services	First Lien Term Loan A, 8% PIK due 8/1/2016		12,088	12,088	11,924
		First Lien Term Loan B, 8.1% PIK due 8/1/2016		3,301	3,301	3,262
		First Lien Revolver, 8% cash due 8/1/2016		2,847	2,847	2,847
		4,100,000 Class A Common Units	80.0%		4,100	5,738
					22,336	23,771
Senior Loan Fund JV I, LLC 777 West Putnam Ave., 3rd Floor Greenwich, CT 06830	Multi-sector holdings	Subordinated Notes, LIBOR+8% cash due 5/2/2021		53,984	53,984	53,984
		87.5% LLC equity interest	87.5%		5,998	5,649
					59,982	59,633

Name and Address of Portfolio Company	Principal Business	Title of Securities Held by Us	Percentage of Ownership	Loan Principal	Cost of Investment	Fair Value of Investment
Caregiver Services, Inc. 10541 NW 17th Avenue Miami, FL 33122	Healthcare services	Second Lien Term Loan, 10% cash 2% PIK due 6/30/2019		$9,145	$9,145	$9,062
		1,080,399 shares of Series A Preferred Stock	2.8%		1,080	3,805
					10,225	12,867
AmBath/ReBath Holdings, Inc. 421 West Alameda Drive Tempe, AZ 85282	Home improvement retail	First Lien Term Loan A, LIBOR+7% (3% floor) cash due 4/30/2016		1,206	1,203	1,222
		First Lien Term Loan B, 12.5% cash 2.5% PIK due 4/30/2016		26,337	26,329	26,032
		4,668,788 Shares of Preferred Stock	0.0%		—	643
					27,532	27,897
Fitness Edge, LLC 1100 Kings Highway Fairfield, CT 06825	Leisure facilities	1,000 Common Units	1.0%		43	190
					43	190
Thermoforming Technology Group LLC 714 Walnut Street Mount Carmel, IL 62863	Industrial machinery	33,786 shares of Common Stock	2.3%		849	819
					849	819
HealthDrive Corporation 25 Needham Street Newtown, MA 02461	Healthcare services	First Lien Term Loan A, 10% cash due 12/31/15		4,325	4,323	4,287
		First Lien Term Loan B, 12% cash 1% PIK due 12/31/15		11,376	11,376	11,373
		First Lien Revolver, 12% cash due 12/31/15		2,266	2,266	2,266
					17,965	17,926
Cenegenics, LLC 851 South Rampart Boulevard Las Vegas, NV 89145	Healthcare services	First Lien Term Loan, 9.75% cash due 9/30/2019		32,014	31,982	32,015
		414,419 Common Units	3.5%		598	1,019
					32,580	33,034
Riverlake Equity Partners II, LP 699 Boylston Street, 8th Floor – One Exeter Plaza Boston, MA 02116	Multi-sector holdings	1.78% limited partnership interest	1.8%		642	492
					642	492
Riverside Fund IV, LP 699 Boylston Street, 8th Floor – One Exeter Plaza Boston, MA 02116	Multi-sector holdings	0.34% limited partnership interest	0.3%		643	629
					643	629
JTC Education, Inc. 6602 E. 75th Street, Suite 200 Indianapolis, IN 46250	Education services	Subordinated Term Loan, 13% cash due 11/1/2017		14,500	14,436	14,449
		17,391 Shares of Series A-1 Preferred Stock			313	89
		17,391 Shares of Common Stock	0.6%		187	—
					14,936	14,538
Psilos Group Partners IV, LP 140 Broadway, 51st Floor New York, NY 10005	Multi-sector holdings	2.35% limited partnership interest	2.4%		—	—
					—	—
Mansell Group, Inc. 2 Securities Center, 3500 Piedmont+A5 Road, Suite 320 Atlanta, GA 30305	Advertising	First Lien Term Loan A, LIBOR+7% (3% floor) cash due 12/31/2015		5,046	5,023	5,028
		First Lien Term Loan B, LIBOR+9% (3% floor) cash 1.5% PIK due 12/31/2015		9,568	9,546	9,537
					14,569	14,565
Enhanced Recovery Company, LLC 8014 Bayberry Road Jacksonville, FL 32256	Diversified support services	First Lien Term Loan A, LIBOR+7% (2% floor) cash due 8/13/2015		10,750	10,688	10,705
		First Lien Term Loan B, LIBOR+10% (2% floor) cash 1% PIK due 8/13/2015		16,013	15,957	15,983
		First Lien Revolver, LIBOR+7% (2% floor) cash due 8/13/2015		500	479	500
					27,124	27,188

Name and Address of Portfolio Company	Principal Business	Title of Securities Held by Us	Percentage of Ownership	Loan Principal	Cost of Investment	Fair Value of Investment
Welocalize, Inc. 241 East 4th St. Suite 207 Frederick, MD 21701	Internet software & services	3,393,060 Common Units in RPWL Holdings, LLC	3.9%		$3,393	$5,835
					3,393	5,835
Miche Bag, LLC 10808 S. River Front Pkwy, Suite 150 South Jordan, UT 84095	Apparel, accessories & luxury goods	First Lien Term Loan B, LIBOR+10% (3% floor) cash 3% PIK due 12/7/2015		17,936	16,778	5,856
		First Lien Revolver, LIBOR+7% (3% floor) cash due 12/7/2015		1,000	974	500
		10,371 shares of series A preferred equity interest			1,037	—
		1,358.854 shares of series C preferred equity interest			136	—
		146,289 shares of series D common equity interest	3.3%		1,463	—
					20,388	6,356
Bunker Hill Capital II (QP), L.P. 260 Franklin Street, Suite 1860 Boston, MA 02110	Multi-sector holdings	0.51% limited partnership interest	0.5%		368	254
					368	254
Drugtest, Inc. 12600 Northborough Drive, Suite 300 Houston, TX 77067	Human resources & employment services	First Lien Term Loan A, LIBOR+7.5% (0.75% floor) cash due 6/27/2018		13,297	13,211	13,406
		First Lien Term Loan B, LIBOR+10% (1% floor) cash 1.5% PIK due 6/27/2018		13,395	13,356	13,344
		First Lien Revolver, LIBOR+6% (1% floor) cash due 6/27/2018			(19)	—
		Acquisition Line, LIBOR+5.75% cash due 6/27/2015		9,100	9,100	9,100
					35,648	35,850
Physicians Pharmacy Alliance, Inc. 118 MacKenan Drive, Suite 200 Cary, NC 27511	Healthcare services	First Lien Term Loan, LIBOR+9% cash 1.5% PIK due 1/4/2016		10,823	10,722	10,794
					10,722	10,794
Cardon Healthcare Network, LLC 4185 Technology Forest Boulevard, Suite 200 The Woodlands, TX 77381	Diversified support services	69,487 Class A Units	0.6%		265	602
					265	602
Phoenix Brands Merger Sub LLC 1 Landmark Square, Suite 1810 Stamford, CT 06901	Household products	Senior Term Loan, LIBOR+5% (1.5% floor) cash due 1/31/2016		3,675	3,632	3,524
		Subordinated Term Loan, 10% cash 3.875% PIK due 2/1/2017		31,590	31,389	30,154
		First Lien Revolver, LIBOR+5% (1.5% floor) cash due 1/31/2016		3,000	2,955	3,000
					37,976	36,678
CCCG, LLC 1640 South 101st E. Avenue Tulsa, OK 74128	Oil & gas equipment services	First Lien Term Loan, LIBOR+8% (1.75% floor) cash 1% PIK due 12/29/2017		34,572	34,259	30,309
		First Lien Revolver, LIBOR+5.5% (1.75% floor) cash due 12/29/2017			—	—
					34,259	30,309
Maverick Healthcare Group, LLC 2546 West Birchwood Avenue, Suite 101-104 Mesa, AZ 85202	Healthcare equipment	First Lien Term Loan A, LIBOR+5.5% cash (1.75% floor) cash due 12/31/2016		16,722	16,165	16,576
		First Lien Term Loan B, LIBOR+9% cash (1.75% floor) cash due 12/31/2016		38,500	38,243	38,256
		CapEx Line, LIBOR+5.75% (1.75% floor) cash due 12/31/2016		1,260	1,160	1,255
					55,568	56,087

Name and Address of Portfolio Company	Principal Business	Title of Securities Held by Us	Percentage of Ownership	Loan Principal	Cost of Investment	Fair Value of Investment
Refac Optical Group 1 Harmon Drive Blackwood, NJ 08012	Specialty stores	First Lien Term Loan A, LIBOR+7.5% cash due 9/30/2018		$21,950	$21,832	$21,643
		First Lien Term Loan B, LIBOR+8.5% cash, 1.75% PIK due 9/30/2018		33,408	33,161	32,707
		First Lien Term Loan C, 12% cash due 9/30/2018		3,405	3,405	3,401
		First Lien Revolver, LIBOR+7.5% cash due 9/30/2018		1,600	1,557	1,600
		1,550.9435 Shares of Common Stock in Refac Holdings, Inc.			1	—
		550.9435 Series A-2 Preferred Stock in Refac Holdings, Inc.			305	—
		1,000 Series A Preferred Stock in Refac Holdings, Inc.	1.7%		999	134
					61,260	59,485
Charter Brokerage, LLC 30 S. Wacker Drive, Suite 3700 Chicago, IL 60606	Oil & gas equipment services	Senior Term Loan, LIBOR+6.5% (1.5% floor) cash due 10/10/2016		27,215	27,166	27,198
		Mezzanine Term Loan, 11.75% cash 2% PIK due 10/10/2017		12,217	12,182	12,190
		Senior Revolver, LIBOR+6.5% (1.5% floor) cash due 10/10/2016			(26)	—
					39,322	39,388
Baird Capital Partners V, LP 777 East Wisconsin Avenue Milwaukee, WI 53202	Multi-sector holdings	0.4% limited partnership interest	0.4%		826	753
					826	753
Discovery Practice Management, Inc. 4281 Katella Avenue, Suite 111 Los Alamitos, CA 90720	Healthcare services	Senior Term Loan, LIBOR+9.75% cash due 11/4/2018		19,787	19,707	20,323
		Senior Revolver, LIBOR+6% cash due 11/4/2018		1,500	1,484	1,500
		Capex Line, LIBOR+7% cash due 11/4/2018		750	750	750
					21,941	22,573
Milestone Partners IV, L.P. 555 East Lancaster Avenue, Suite 500 Radnor, PA 19087	Multi-sector holdings	0.85% limited partnership interest	0.9%		1,131	1,118
					1,131	1,118
National Spine and Pain Centers, LLC 330 Madison Avenue, 27th Floor New York, NY 10017	Healthcare services	Mezzanine Term Loan, 11% cash 1.6% PIK due 9/27/2017		29,740	29,607	29,726
		317,282.97 Class A Units	0.5%		317	609
					29,924	30,335
RCPDirect, L.P. 100 N. Riverside Plaza Suite 2400 Chicago, IL 60606	Multi-sector holdings	0.91% limited partnership interest	0.9%		656	787
					656	787
The MedTech Group, Inc. 6 Century Road South Plainfield, NJ 07080	Healthcare equipment	Senior Term Loan, LIBOR+5.5% (1.5% floor) cash due 9/7/2016		7,460	7,415	7,427
					7,415	7,427
Digi-Star Acquisition Holdings, Inc. W5527 State Highway 106 Fort Atkinson, WI 53538	Industrial machinery	Subordinated Term Loan, 12% cash 1.5% PIK due 11/18/2017		16,698	16,632	16,673
		264.37 Class A Preferred Units			115	122
		2,954.87 Class A Common Units	1.0%		36	478
					16,783	17,273
CRGT, Inc. 8150 Leesburg Pike, Suite 405 Vienna, VA 22182	IT consulting & other services	Mezzanine Term Loan, 12.5% cash 3% PIK due 3/9/2018		27,566	27,421	27,741
					27,421	27,741

Name and Address of Portfolio Company	Principal Business	Title of Securities Held by Us	Percentage of Ownership	Loan Principal	Cost of Investment	Fair Value of Investment
Riverside Fund V, L.P. 699 Boylston Street, 8th Floor – One Exeter Plaza Boston, MA 02116	Multi-sector holdings	0.48% limited partnership interest	0.5%		$578	$390
					578	390
World 50, Inc. 3525 Piedmont Road, NE Atlanta, GA 30305	Research & consulting services	Senior Term Loan A, LIBOR+6.25% (1.5% floor) cash due 3/30/2017		7,947	7,880	7,956
		Senior Term Loan B, 12.5% cash due 3/30/2017		7,000	6,958	7,006
		Senior Revolver, LIBOR+6.25% (1.5% floor) cash due 3/30/2017			(30)	—
					14,808	14,962
ACON Equity Partners III, LP 1133 Connecticut Avenue, NW, Suite 700 Washington, DC 20036	Multi-sector holdings	0.13% limited partnership interest	0.1%		498	447
					498	447
BMC Acquisition, Inc. 300 West 6th Street, Suite 2300 Austin, TX 78701	Other diversified financial services	500 Series A Preferred Shares			499	604
		50,000 Common Shares	0.2%		1	1
					500	605
Ansira Partners, Inc. 2300 Locust Street St. Louis, Missouri 63103	Advertising	First Lien Term Loan, LIBOR+5.5% (1.5% floor) cash due 5/4/2017		5,329	5,286	5,321
		First Lien Revolver, LIBOR+5.5% (1.5% floor) cash due 5/4/2017			(5)	—
		250 Preferred Units & 250 Class A Common Units of Ansira Holdings, LLC	0.0%		250	331
					5,531	5,652
Edmentum, Inc. 150 S. Saunders Rd., Suite 120 Lake Forest, IL 60045	Education services	Second Lien Term Loan, LIBOR+9.75% (1.5% floor) cash due 5/17/2019		17,000	17,000	16,815
					17,000	16,815
I Drive Safely, LLC 5770 Armada Dr #200 Carlsbad, CA 92008	Education services	75,000 Class A Common Units of IDS Investments, LLC	1.6%		1,000	902
					1,000	902
Yeti Acquisition, LLC 3411 Hidalgo Street Austin, TX 78716	Leisure products	First Lien Term Loan A, LIBOR+8% (1.25% floor) cash due 6/15/2017		11,007	10,978	11,010
		First Lien Term Loan B, LIBOR+11.25% (1.25% floor) cash 1% PIK, due 6/15/2017		8,290	8,278	8,287
		First Lien Revolver, LIBOR+8% (1.25% floor) cash due 6/15/2017			(10)	—
		1,500 Common Stock Units of Yeti Holdings, Inc.	1.4%		1,500	4,286
					20,746	23,583
Specialized Education Services, Inc. 385 Oxford Valley Road, Suite 408 Yardley, PA 19067	Education services	First Lien Term Loan A, LIBOR+7% (1.5% floor) cash due 6/28/2017		8,554	8,554	8,411
		Subordinated Term Loan B, 11% cash 1.5% PIK due 6/28/2018		18,112	18,112	17,903
					26,666	26,314
Vitalyst Holdings, Inc. (formerly known as PC Helps Support, LLC) One Bala Plaza, Suite 434 Bala Cynwyd, PA 19004	IT consulting & other services	Subordinated Term Loan, 12% cash 1.5% PIK due 9/5/2018		19,092	19,092	18,999
		675 Series A Preferred Units of PCH Support Holdings, Inc.			675	807
		7,500 Class A Common Stock Units of PCH Support Holdings, Inc.	1.5%		75	—
					19,842	19,806

Name and Address of Portfolio Company	Principal Business	Title of Securities Held by Us	Percentage of Ownership	Loan Principal	Cost of Investment	Fair Value of Investment
Olson + Co., Inc. 420 North Fifth Street, Suite 1000 Minneapolis, MN 55401	Advertising	First Lien Term Loan, LIBOR+5.5% (1.5% floor) cash due 9/30/2017		$8,556	$8,556	$8,553
		First Lien Revolver, LIBOR+5.5% (1.5% floor) cash due 9/30/2017			—	—
					8,556	8,553
Beecken Petty O'Keefe Fund IV, L.P. 131 South Dearborn, Suite 2800 Chicago, IL 60603	Multi-sector holdings	0.5% limited partnership interest	0.5%		567	525
					567	525
Deltek, Inc. 5022 Gate Parkway, Suite 200 Jacksonville, FL 32256	IT consulting & other services	Second Lien Term Loan, LIBOR+8.75% (1.25% floor) cash due 10/10/2019		25,000	25,000	25,127
		First Lien Revolver, LIBOR+4.75% (1.25% floor) cash due 10/10/2017			—	—
					25,000	25,127
First American Payment Systems, LP 201 Main St Ste 1000 Fort Worth, TX 76102	Diversified support services	Second Lien Term Loan, LIBOR+9.5% (1.25% floor) cash due 4/12/2019		23,304	23,304	23,190
		First Lien Revolver, LIBOR+4.5% (1.25% floor) cash due 10/12/2017			—	—
					23,304	23,190
Dexter Axle Company 2900 Industrial Parkway East Elkhart, IN 46516	Auto parts & equipment	1,500 Common Shares in Dexter Axle Holding Company	1.1%		1,500	2,507
					1,500	2,507
Comprehensive Pharmacy Services LLC 6409 Quail Hollow Rd. Memphis, TN 38120	Pharmaceuticals	Mezzanine Term Loan, 11.25% cash 1.5% PIK due 11/30/2019		14,362	14,362	14,342
		20,000 Common Shares in MCP CPS Group Holdings, Inc.	2.1%		2,000	2,570
					16,362	16,912
Garretson Firm Resolution Group, Inc. 2115 Rexford Road Charlotte, NC 28211	Diversified support services	First Lien Senior Term Loan, LIBOR+5% (1.25% floor) cash due 12/20/2018		6,984	6,984	6,975
		Mezzanine Term Loan, 11% cash 1.5% PIK due 6/20/2019		5,095	5,095	5,100
		First Lien Revolver, LIBOR+5% (1.25% floor) cash due 12/20/2017		391	391	391
		4,950,000 Preferred Units in GRG Holdings, LP			495	432
		50,000 Common Units in GRG Holdings, LP	0.3%		5	—
					12,970	12,898
Teaching Strategies, LLC 7101 Wisconsin Avenue Bethesda, MD 20814	Education services	First Lien Term Loan A, LIBOR+6% (1.25% floor) cash due 12/21/2017		46,360	46,355	46,360
		First Lien Term Loan B, LIBOR+8.35% (1.25% floor) cash 3.15% PIK due 12/21/2017		27,975	27,973	27,976
		First Lien Revolver, LIBOR+6% (1.25% floor) cash due 12/21/2017			(1)	—
					74,327	74,336
Omniplex World Services Corporation 14151 Park Meadow Drive Chantilly, VA 20151	Security & alarm services	Subordinated Term Loan, 12.25% cash 1.25% PIK due 12/21/2018		12,785	12,785	12,681
		500 units Class A Common Units in Omniplex Holdings Corp.	1.1%		500	575
					13,285	13,256
Dominion Diagnostics, LLC 211 Circuit Drive North Kingston, RI 02852	Healthcare services	Subordinated Term Loan, 11% cash 2% PIK due 12/21/2018		15,990	15,990	16,053
					15,990	16,053

Name and Address of Portfolio Company	Principal Business	Title of Securities Held by Us	Percentage of Ownership	Loan Principal	Cost of Investment	Fair Value of Investment
Affordable Care, Inc. 5430 Wade Park Blvd #408 Raleigh, NC 27607	Healthcare services	Second Lien Term Loan, LIBOR+9.25% (1.25% floor) cash due 12/26/2019		$21,500	$21,500	$21,656
					21,500	21,656
Aderant North America, Inc. 500 Northridge Road, Suite 800 Atlanta, GA 30350	Internet software & services	Second Lien Term Loan, LIBOR+8.75% (1.25% floor) cash due 6/20/2019		7,000	7,000	7,036
					7,000	7,036
AdVenture Interactive, Corp. 15500 W. 113th Street, Suite 200 Lenexa, KS 66219	Advertising	First Lien Term Loan, LIBOR+6.75% (1.25% floor) cash due 3/22/2018		108,989	108,968	109,249
		First Lien Revolver, LIBOR+6.75% (1.25% floor) cash due 3/22/2018			(1)	—
		2,000 Preferred Units of AVI Holdings, L.P.	0.00%		1,811	1,325
					110,778	110,574
CoAdvantage Corporation 111 West Jefferson Street Orlando, FL 32801	Human resources & employment services	Mezzanine Term Loan, 11.5% cash 1.25% PIK due 12/31/2018		14,893	14,893	14,934
		50,000 Class A Units in CIP CoAdvantage Investments LLC	1.2%		557	701
					15,450	15,635
EducationDynamics, LLC 5 Marine View Plaza, Suite 212 Hoboken, NJ 07030	Education services	Mezzanine Term Loan, 12% cash 6% PIK due 1/16/2017		12,462	12,462	12,035
					12,462	12,035
Sterling Capital Partners IV, L.P. 650 South Exeter Street, Suite 1000 Baltimore, MD 21202	Multi-sector holdings	0.2% limited partnership interest	0.2%		874	761
					874	761
Devicor Medical Products, Inc. 300 E Business Way Cincinnati, OH 45241	Healthcare equipment	First Lien Term Loan, LIBOR+5% (2% floor) cash due 7/8/2015		12,785	12,785	12,782
					12,785	12,782
RP Crown Parent, LLC 3905 Brookside Pkwy Alpharetta, GA 30004	Application software	First Lien Revolver, LIBOR+5.5% (1.25% floor) cash due 12/21/2017			(472)	—
					(472)	—
Advanced Pain Management 4131 W. Loomis Road, Suite 300 Greenfield, WI 53221	Healthcare services	First Lien Term Loan, LIBOR+8.5% (1.25% floor) cash due 2/26/2018		24,000	24,000	23,914
					24,000	23,914
Rocket Software, Inc. 77 Fourth Avenue Waltham, MA 02451	Internet software & services	Second Lien Term Loan, LIBOR+8.75% (1.5% floor) cash due 2/8/2019		10,475	10,443	10,452
					10,443	10,452
TravelClick, Inc. 7 Times Sq # 3802 New York, NY 10036	Internet software & services	First Lien Term Loan, LIBOR+4.5% (1% floor) cash due 5/6/2019		4,988	4,988	4,994
		Second Lien Term Loan, LIBOR+7.75% (1% floor) cash due 11/8/2021		10,000	10,000	9,971
					14,988	14,965
Pingora MSR Opportunity Fund I-A, LP 1755 Blake Street, Suite 200 Denver, CO 80202	Thrift & mortgage finance	1.9% limited partnership interest	1.9%		4,056	3,966
					4,056	3,966

Name and Address of Portfolio Company	Principal Business	Title of Securities Held by Us	Percentage of Ownership	Loan Principal	Cost of Investment	Fair Value of Investment
Credit Infonet, Inc. 4540 Honeywell Court Dayton, OH 45424	Data processing & outsourced services	Subordinated Term Loan, 12.25% cash 1.25% PIK due 10/26/2018		$13,292	$13,292	$13,387
					13,292	13,387
2Checkout.com, Inc. 855 Grandview Avenue, Suite 110 Columbus, OH 43215	Diversified support services	First Lien Revolver, LIBOR+5% cash due 6/26/2016		2,150	2,148	2,150
					2,148	2,150
Meritas Schools Holdings, LLC 630 Dundee Rd. Suite 400 Northbrook, IL 60062	Education services	First Lien Term Loan, LIBOR+5.75% (1.25% floor) cash due 6/25/2019		8,345	8,345	8,336
		Second Lien Term Loan, LIBOR+9% (1% floor) cash due 1/23/2021		19,500	19,500	19,493
					27,845	27,829
Chicago Growth Partners III, LP 303 West Madison Street, Suite 2500 Chicago, IL 60606	Multi-sector holdings	0.5% limited partnership interest	0.5%		—	—
					—	—
Royal Adhesives and Sealants, LLC 2001 West Washington Street South Bend, IN 46628	Specialty chemicals	Second Lien Term Loan, LIBOR+8.5% (1.25% floor) cash due 1/31/2019		13,500	13,500	13,580
					13,500	13,580
Bracket Holding Corp. 575 E Swedesford Road, Suite 200 Wayne, PA 19087	Healthcare services	Second Lien Term Loan, LIBOR+8.25% (1% floor) cash due 2/15/2020		32,000	32,000	31,767
		50,000 Common Units in AB Group Holdings, LP	0.7%		500	294
					32,500	32,061
Salus CLO 2012-1, Ltd. 197 First Avenue, Suite 250 Needham Heights, MA 02494-2816	Asset management & custody banks	Class F Deferrable Notes – A, LIBOR+11.5% cash due 3/5/2021		7,500	7,500	7,500
		Class F Deferrable Notes – B, LIBOR+10.85% cash due 3/5/2021		22,000	22,000	22,000
					29,500	29,500
HealthEdge Software, Inc. 3 Van de Graaff Drive Burlington, MA 01803	Application software	Second Lien Term Loan, 12% cash due 9/30/2018		17,500	17,320	17,463
		482,453 Series A-3 Preferred Stock Warrants (exercise price $1.450918)	0.5%		213	722
					17,533	18,185
InMotion Entertainment Group, LLC 4801 Executive Park Court, Suite 100 Jacksonville, FL 32216	Consumer electronics	First Lien Term Loan, LIBOR+7.75% (1.25% floor) cash due 10/1/2018		13,813	13,813	13,872
		First Lien Revolver, LIBOR+6.75% (1.25% floor) cash due 10/1/2018		4,179	4,179	4,179
		CapEx Line, LIBOR+7.75% (1.25% floor) cash due 10/1/2018			—	—
		1,000,000 Class A Units in InMotion Entertainment Holdings, LLC			1,000	1,169
					18,992	19,220
BMC Software Finance, Inc. 2101 CityWest Boulevard Houston, TX 77042	Application software	First Lien Revolver, LIBOR+4% (1% floor) cash due 9/10/2018			—	—
					—	—

Name and Address of Portfolio Company	Principal Business	Title of Securities Held by Us	Percentage of Ownership	Loan Principal	Cost of Investment	Fair Value of Investment
CT Technologies Intermediate Holdings, Inc. 925 North Point Parkway, Suite 350 Alpharetta, GA 30005	Healthcare services	Second Lien Term Loan, LIBOR+8% (1.25% floor) cash due 10/4/2020		$12,000	$12,000	$11,920
					12,000	11,920
Thing5, LLC 1000 West Columbus Avenue Springfield, MA 01106	Data processing & outsourced services	First Lien Term Loan, LIBOR+7% (1% floor) cash due 10/11/2018		45,000	45,000	44,780
		First Lien Revolver, LIBOR+7% (1% floor) cash due 10/11/2018			—	—
		2,000,000 in T5 Investment Vehicle, LLC	6.1%		2,000	1,667
					47,000	46,447
Epic Health Services, Inc. 5220 Spring Valley Road, Suite 400 Dallas, TX 75254	Healthcare services	Second Lien Term Loan, LIBOR+8% (1.25% floor) cash due 10/18/2019		25,000	25,000	24,877
					25,000	24,877
Kason Corporation 67 East Willow Street Millburn, NJ 07041	Industrial machinery	Mezzanine Term Loan, 11.5% cash 1.75% PIK due 10/28/2019		5,695	5,695	5,630
		450 Class A Preferred Units in Kason Investment, LLC			450	396
		5,000 Class A Common Units in Kason Investment, LLC	2.6%		50	—
					6,195	6,026
First Choice ER, LLC 2941 South Lake Vista, Suite 200 Lewisville, TX 75067	Healthcare services	First Lien Term Loan, LIBOR+7.5% (1% floor) cash due 10/31/2018		55,000	55,000	55,457
		First Lien Revolver, LIBOR+7.5% (1% floor) cash due 10/31/2018			—	—
		First Lien Delayed Draw, LIBOR+7.5% (1% floor) cash due 4/30/2015		25,000	25,000	25,067
					80,000	80,524
SPC Partners V, L.P. 100 Spear Street, Suite 1900 San Francisco, CA 94105	Multi-sector holdings	0.571% limited partnership interest	0.6%		585	521
					585	521
Systems Maintenance Services Holdings, Inc. 10420 Harris Oaks Boulevard, Suite C Charlotte, NC 28269	IT consulting & other services	Second Lien Term Loan, LIBOR+8.25% (1% floor) cash due 10/18/2020		24,000	24,000	24,353
					24,000	24,353
P2 Upstream Acquisition Co. 1670 Broadway, Suite 2800 Denver, CO 80202	Application software	First Lien Revolver, L+4% (1% floor) cash due 10/31/2018			—	—
					—	—
Vandelay Industries Merger Sub, Inc. 427 New Sanford Road LaVergne, TN 37086	Industrial machinery	Second Lien Term Loan, 10.75% cash 1% PIK due 11/12/2019		27,001	27,001	27,251
		2,500,000 Class A Common Units in Vandelay Industries, L.P.	3.2%		2,500	3,461
					29,501	30,712
Vitera Healthcare Solutions, LLC 4301 West Boy Scout Boulevard, Suite 800 Tampa, FL 33607	Healthcare technology	First Lien Term Loan, LIBOR+5% (1% floor) cash due 11/4/2020			—	—
		Second Lien Term Loan, LIBOR+8.25% (1% floor) cash due 11/4/2021		8,000	8,000	8,083
					8,000	8,083

Name and Address of Portfolio Company	Principal Business	Title of Securities Held by Us	Percentage of Ownership	Loan Principal	Cost of Investment	Fair Value of Investment
SugarSync, Inc. 1810 Gateway Drive, #200 San Mateo, CA 94404	Internet software & services	First Lien Term Loan, LIBOR+10% (0.5% floor) cash due 11/18/2016		$6,500	$6,500	$6,500
					6,500	6,500
The Active Network, Inc. 10182 Telesis Court, Suite 100 San Diego, CA 92121	Internet software & services	Second Lien Term Loan, LIBOR+8.5% (1% floor) cash due 11/15/2021		13,600	13,600	13,609
					13,600	13,609
OmniSYS Acquisition Corporation 15950 Dallas Parkway, Suite 350 Dallas, TX 75248	Diversified support services	First Lien Term Loan, LIBOR+7.5% (1% floor) cash due 11/21/2018		10,670	10,666	10,611
		First Lien Revolver, LIBOR+7.5% (1% floor) cash due 11/21/2018			—	—
		100,000 Common Units in OSYS Holdings, LLC	1.6%		1,000	961
					11,666	11,572
All Web Leads, Inc. 7300 FM 2222, Building 2, Suite 100 Austin, TX 78730	Advertising	First Lien Term Loan, LIBOR+8% (1% floor) cash due 11/26/2018		25,050	25,047	24,864
		First Lien Revolver, LIBOR+8% (1% floor) cash due 11/26/2018			—	—
					25,047	24,864
Moelis Capital Partners Opportunity Fund I-B, LP 399 Park Avenue, 5th Floor New York, NY 10022	Multi-sector holdings	1.0% limited partnership interest	1.0%		715	677
					715	677
Aden & Anais Merger Sub, Inc. 55 Washington Street, Suite 702 Brooklyn, NY 11201	Apparel, accessories & luxury goods	Mezzanine Term Loan, 10% cash 2% PIK due 6/23/2019		12,189	12,189	12,330
		30,000 Common Units in Aden & Anais Holdings, Inc.	5.2%		3,000	3,973
					15,189	16,303
Lift Brands Holdings Inc. 2411 Galpin Gourt, #110 Chanhassen, MN 55317	Leisure facilities	First Lien Term Loan, LIBOR+7.5% (1% floor) cash due 12/23/2019		43,721	43,708	43,474
		First Lien Revolver, LIBOR+7.5% (1% floor) cash due 12/23/2019		3,500	3,497	3,500
		2,000,000 Class A Common Units in Snap Investments, LLC	2.0%		2,000	2,142
					49,205	49,116
Tailwind Capital Partners II, L.P. 485 Lexington Avenue New York, NY 10017	Multi-sector holdings	0.3% limited partnership interest	0.3%		274	274
					274	274
Long’s Drugs Incorporated 454 Berryhill Road Columbia, SC 29210	Pharmaceuticals	Mezzanine Term Loan, 11% cash 1% PIK due 1/31/2020		9,519	9,518	9,530
		50 Series A Preferred Shares in Long’s Drugs Incorporated	0.6%		500	548
					10,018	10,078
American Cadastre, LLC 220 Spring Street Herndon, VA 20170	Systems software	First Lien Revolver, LIBOR+5% (1% floor) cash due 8/14/2015		5,595	5,592	5,345
					5,592	5,345

Name and Address of Portfolio Company	Principal Business	Title of Securities Held by Us	Percentage of Ownership	Loan Principal	Cost of Investment	Fair Value of Investment
Five9, Inc. 4000 Executive Parkway, Suite 400 San Ramon, CA 94583	Internet software & services	Second Lien Term Loan, LIBOR+9% (1% floor) cash due 2/20/2019		$20,000	$19,721	$20,294
		118,577 Common Stock Warrants (exercise price $10.12)	0.4%		321	69
					20,042	20,363
Crealta Pharmaceuticals LLC 150 S Saunders Road, Suite 130 Lake Forest, IL 60045	Pharmaceuticals	Second Lien Term Loan, 12.75% cash due 8/21/2020		20,000	20,000	19,640
					20,000	19,640
Conviva Inc. 2 Waters Park Drive, Ste 150 San Mateo, CA 94403	Application software	First Lien Term Loan, LIBOR+8.75% (1% floor) cash due 2/28/2018		5,000	4,913	4,998
		417,851 Series D Preferred Stock Warrants (exercise price $1.1966)	0.2%		104	79
					5,017	5,077
OnCourse Learning Corporation 519W24075 Riverwood Drive, Suite 200 Waukesha, WI 53188	Education services	First Lien Term Loan, LIBOR+7.5% (1% floor) cash due 2/28/2019		55,000	54,969	55,154
		First Lien Revolver, LIBOR+7.5% (1% floor) cash due 2/28/2019		2,000	1,998	2,000
		200,000 Class A Units in CIP OCL Investments, LLC	3.3%		2,000	1,755
					58,967	58,909
ShareThis, Inc. 4009 Miranda Avenue, Suite 200 Palo Alto, CA 94304	Internet software & services	Second Lien Term Loan, LIBOR+10.5% (1% floor) cash due 3/5/2018		15,000	14,686	15,115
		345,452 Series C Preferred Stock Warrants (exercise price $3.0395)	0.7%		367	282
					15,053	15,397
Aegis Toxicology Sciences Corporation 515 Great Circle Road Nashville, TN 37228	Healthcare services	Second Lien Term Loan, LIBOR+8.5% (1% floor) cash due 8/24/2021		18,000	18,000	18,044
					18,000	18,044
Aptean, Inc. 1155 Perimeter Center West, Ste 700 Atlanta, Georgia 30338	Internet software & services	Second Lien Term Loan, LIBOR+7.5% (1% floor) cash due 2/26/2021		3,000	3,000	3,020
					3,000	3,020
Integrated Petroleum Technologies, Inc. 1707 Cole Blvd, Suite 200 Golden, CO 80401	Oil & gas equipment services	First Lien Term Loan, LIBOR+7.5% (1% floor) cash due 3/31/2019		22,752	22,734	22,873
		First Lien Revolver, LIBOR+7.5% (1% floor) cash due 3/31/2019			(3)	—
					22,731	22,873
Total Military Management, Inc. 6440 Southpoint Parkway #200 Jacksonville, FL 32216	Air freight and logistics	First Lien Term Loan, LIBOR+5.75% (1.25% floor) cash due 3/31/2019		9,750	9,750	9,759
		Delayed Draw Term Loan, LIBOR+5.75% (1.25% floor) cash due 3/31/2019			—	—
		First Lien Revolver, LIBOR+5.75% (1.25% floor) cash due 3/31/2019			—	—
					9,750	9,759
ExamSoft Worldwide, Inc. 6400 Congress Avenue, Suite 1050 Boca Raton, FL 33487	Internet software & services	First Lien Term Loan, LIBOR+8% (1% floor) cash due 5/1/2019		15,000	14,834	14,992
		First Lien Revolver, LIBOR+8% (1% floor) cash due 5/1/2019			—	—
		180,707 Class C Units in ExamSoft Investor LLC	0.5%		181	17
					15,015	15,009

Name and Address of Portfolio Company	Principal Business	Title of Securities Held by Us	Percentage of Ownership	Loan Principal	Cost of Investment	Fair Value of Investment
Language Line, LLC 1 Lower Ragsdale Drive, Building 2 Monterey CA, 93940	Integrated telecommunication services	Second Lien Term Loan, LIBOR+8.75% (1.75% floor) cash due 12/20/2016		$6,600	$6,592	$6,605
					6,592	6,605
DigiCert, Inc. 2600 West Executive Parkway, Suite 500 Lehi, UT 84043	Internet software & services	Second Lien Term Loan, LIBOR+8.25% (1% floor) cash due 6/2/2020		42,000	42,000	42,010
					42,000	42,010
Puerto Rico Cable Acquisition Company Inc. 303 Peachtree Street, 25th Floor Atlanta, GA 30308	Cable & satellite	Second Lien Term Loan, LIBOR+8.5% (1% floor) cash due 5/30/2019		27,000	27,000	27,019
					27,000	27,019
RCPDirect II, LP 100 North Riverside Plaza, Suite 2400 Chicago, IL 60606	Multi-sector holdings	0.5% limited partnership interest	0.5%		10	10
					10	10
PR Wireless, Inc. 101 Hudson Street Jersey City, NJ 07311	Integrated telecommunication services	First Lien Term Loan, LIBOR+9% (1% floor) cash due 6/27/2020		9,975	9,975	9,325
		118.4211 Common Stock Warrants (exercise price $0.01)	1.2%		—	557
					9,975	9,882
Integral Development Corporation 3400 Hillview Avenue Building 4 Palo Alto, CA 94304 United States	Other diversified financial services	First Lien Term Loan, LIBOR+9.5% (1% floor) cash due 7/10/2019		15,000	15,000	15,000
		1,078,284 Common Stock Warrants (exercise price $0.9274)	0.3%		—	—
					15,000	15,000
Loftware, Inc. 166 Corporate Drive Portsmouth, NH 03801	Internet software & services	Mezzanine Term Loan, 11% cash 1% PIK due 7/18/2020		6,013	6,013	6,013
		300,000 Class A Common Units in RPLF Holdings, LLC	0.9%		300	300
					6,313	6,313
Tectum Holdings, Inc. 5400 S. State Rd Ann Arbor, MI 48108 USA	Auto parts & equipment	Second Lien Term Loan, LIBOR+8.75% (1% floor) cash due 1/28/2021		15,000	15,000	15,000
					15,000	15,000
TV Borrower US, LLC	Integrated telecommunication services	Second Lien Term Loan, LIBOR+8.5% (1% floor) cash due 7/8/2021		30,000	30,000	30,000
					30,000	30,000
Webster Capital III, L.P. 140 Broadway, 51st Floor. New York, NY 10005	Multi-sector holdings	0.754% limited partnership interest	0.8%		—	—
					—	—
L Squared Capital Partners LLC 2429 West Coast Highway, Suite 204 Newport Beach, CA 92663	Multi-sector holdings	2% limited partnership interest	2.0%		—	—
					—	—

Name and Address of Portfolio Company	Principal Business	Title of Securities Held by Us	Percentage of Ownership	Loan Principal	Cost of Investment	Fair Value of Investment
ERS Acquisition Corp. 5800 North Course Drive Houston, TX 77072	Diversified support services	Second Lien Term Loan, LIBOR+8.25% (1% floor) cash due 9/10/2018		$40,000	$40,000	$40,000
					40,000	40,000
BeyondTrust Software, Inc. 5090 North 40th Street, Suite 400 Phoenix, AZ 85018	Application software	First Lien Term Loan LIBOR+7% (1% floor) cash due 9/25/2019		112,500	112,434	112,500
		First Lien Revolver, LIBOR+7% (1% floor) cash due 9/25/2019			(6)	—
		4,500,000 Class A membership interests in BeyondTrust Holdings LLC	3.0%		4,500	4,500
					116,928	117,000
					2,494,683	2,495,914

As of September 30, 2014, there was no portfolio company in which the fair value of our investment represented greater than 5% of our total assets.

MANAGEMENT

Our business and affairs are managed under the direction of our Board of Directors. Our Board of Directors appoints our officers, who serve at the discretion of the Board of Directors. The responsibilities of the Board of Directors include, among other things, the oversight of our investment activities, the quarterly valuation of our assets, oversight of our financing arrangements and corporate governance activities. The Board of Directors has an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee, and may establish additional committees from time to time as necessary.

Board of Directors and Executive Officers

Our Board of Directors consists of nine members, five of whom are classified under applicable NASDAQ corporate governance regulations by our Board of Directors as “independent” directors and under Section 2(a)(19) of the 1940 Act as non-interested persons. Pursuant to our restated certificate of incorporation, our Board of Directors is divided into three classes. Each class of directors will hold office for a three-year term. At each annual meeting of our stockholders, the successors to the class of directors whose terms expire at such meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. Each director will hold office for the term to which he or she is elected and until his or her successor is duly elected and qualifies. Our restated certificate of incorporation also gives our Board of Directors sole authority to appoint directors to fill vacancies that are created either through an increase in the number of directors or due to the resignation, removal or death of any director.

Directors

Information regarding our Board of Directors is set forth below. We have divided the directors into two groups — independent directors and interested directors. Interested directors are “interested persons” of Fifth Street Finance Corp. as defined in Section 2(a)(19) of the 1940 Act.

The address for each director is c/o Fifth Street Finance Corp., 777 West Putnam Avenue, 3rd Floor, Greenwich, CT 06830.

Name	Age	Director Since	Expiration of Term
Independent Directors
James Castro-Blanco	55	2014	2015
Brian S. Dunn	43	2007	2014
Richard P. Dutkiewicz	59	2010	2016
Byron J. Haney	54	2007	2014
Douglas F. Ray	47	2007	2016
Interested Directors
Leonard M. Tannenbaum	43	2007	2015
Bernard D. Berman	43	2009	2015
Ivelin M. Dimitrov	36	2013	2014
Todd G. Owens	46	2014	2016

Executive Officers

The following persons serve as our executive officers in the following capacities:

Name	Age	Position(s) Held
Leonard M. Tannenbaum	42	Chief Executive Officer
Todd G. Owens	46	President
Ivelin M. Dimitrov	36	Chief Investment Officer
Richard A. Petrocelli	46	Chief Financial Officer
David H. Harrison	41	Chief Compliance Officer and Secretary

The address for each executive officer is c/o Fifth Street Finance Corp., 777 West Putnam Avenue, 3rd Floor, Greenwich, CT 06830.

Biographical Information

Independent Directors

James Castro-Blanco.  Mr. Castro-Blanco has been a member of our Board of Directors since August 2014. Mr. Castro-Blanco has over 20 years of experience as an attorney in both the private and public sectors. Since December 2010, Mr. Castro-Blanco has served as the chief deputy county attorney for Westchester County, where he advises numerous elected officials, boards and commissions and is the lead attorney on high profile matters involving Westchester County since December 2010. Mr. Castro-Blanco also served as counsel with Wilson Elser Moskowitz Edelman & Dicker LLP from January 2007 to December 2010, where he provided business and risk management advice to businesses and individuals. In 2006, Mr. Castro-Blanco was appointed a special master by a United States District Court Judge to investigate and report upon alleged financial improprieties in the management of a pension plan where he served until 2009. Mr. Castro-Blanco also served as a former assistant United States attorney from February 1994 to November 1996, Mr. Castro-Blanco investigated and prosecuted individuals and organizations involved in RICO, money-laundering and other financial crimes. Prior to that, he served as an attorney with Pillsbury Winthrop Shaw Pittman LLP from September 1991 to February 1994, where he worked on antitrust and complex corporate litigation matters.

Mr. Castro-Blanco graduated from Brooklyn Law School where he was the Articles Editor of the Law Review. Mr. Castro-Blanco also holds a B.A. from the State University of New York at Albany. Mr. Castro-Blanco has served on the Board of Trustees for St. John’s Riverside Hospital and is the chair of the Liability Committee, helping guide the institution through the myriad changes in today’s healthcare environment. He has also been a board member of several charities providing scholarship monies to deserving students and has served as the president of the largest Hispanic bar association on the East Coast of the United States.

Through his extensive work as an attorney in the public and private sectors, including his involvement in investigating and reporting on financial improprieties, Mr. Castro-Blanco brings valuable legal, business and financial expertise to his Board service with the Company. The foregoing qualifications led to our conclusion that Mr. Castro-Blanco should serve as a member of our Board.

Brian S. Dunn.  Mr. Dunn has been a member of our Board of Directors since December 2007 and a member of FSFR’s Board of Directors since May 2013. Mr. Dunn has over 19 years of marketing, logistical and entrepreneurial experience. He founded and turned around direct marketing divisions for several consumer-oriented companies. Currently, he manages Little White Dog, Inc., a marketing firm that he founded. Mr. Dunn was the marketing director and chief operating officer for Lipenwald, Inc., a direct marketing company that markets collectibles and mass merchandise from June 2006 until May 2011. Lipenwald filed for bankruptcy in July 2011. Prior to Lipenwald, from February 2001 to June 2006, he was sole proprietor of BSD Trading/Consulting. Mr. Dunn graduated from the Wharton School of the University of Pennsylvania with a B.S. in Economics.

Mr. Dunn’s executive experience brings extensive business, entrepreneurial and marketing expertise to his Board service with our Companies. His experience as a marketing executive for several consumer-oriented companies provides guidance to our investor relations efforts. Mr. Dunn’s many experiences also make him skilled in leading committees requiring substantive expertise, including his role as chairman of each Board’s Nominating and Corporate Governance Committee. Mr. Dunn’s previous service on our and FSFR’s Boards also provides him with a specific understanding of our Companies, their operations, and the business and regulatory issues facing business development companies. The foregoing qualifications led to our conclusion that Mr. Dunn should serve as a member of our Board.

Richard P. Dutkiewicz.  Mr. Dutkiewicz has been a member of our Board of Directors since February 2010 and a member of FSFR’s Board of Directors since May 2013. He is an independent financial and operational adviser. Prior to his current position, he was a managing director at Capital Insight, LLC, a private investment bank, since March 2013. Previously, he was an independent financial and management consultant affiliated with Exxedus Capital Partners from September 2012 to March 2013. From 2010 to April 2013, Mr. Dutkiewicz served on the Board of Directors of Motor Sport Country Club Holdings, Inc., which sells balancing technology for rotating devices in the automotive industry. From April 2010 to

March 2012, Mr. Dutkiewicz was the executive vice president and chief financial officer of Real Mex Restaurants, Inc., which filed for bankruptcy in October 2011. Mr. Dutkiewicz previously served as chief financial officer of Einstein Noah Restaurant Group, Inc. from October 2003 to April 2010. From May 2003 to October 2003, Mr. Dutkiewicz was vice president-information technology of Sirenza Microdevices, Inc. In May 2003, Sirenza Microdevices, Inc. acquired Vari-L Company, Inc. From January 2001 to May 2003, Mr. Dutkiewicz was vice president-finance, and chief financial officer of Vari-L Company, Inc. From April 1995 to January 2001, Mr. Dutkiewicz was vice president-finance, chief financial officer, secretary and treasurer of Coleman Natural Products, Inc., located in Denver, Colorado. Mr. Dutkiewicz’s previous experience includes senior financial management positions at Tetrad Corporation, MicroLithics Corporation and various divisions of United Technologies Corporation. Mr. Dutkiewicz began his career as an Audit Manager at KPMG LLP. Mr. Dutkiewicz received a B.B.A. degree from Loyola University of Chicago.

Through his prior experiences as a vice president and chief financial officer at several public companies, including executive vice president and chief financial officer of Real Mex Restaurants, Inc. and chief financial officer of Einstein Noah Restaurant Group, Inc., Mr. Dutkiewicz brings business expertise, finance and audit skills to his Board service with our Companies. Mr. Dutkiewicz’s expertise, experience and skills closely align with our operations, and his prior investment experience with managing public companies facilitates an in-depth understanding of our investment business. Moreover, Mr. Dutkiewicz’s knowledge of financial and accounting matters qualify him as each Board’s Audit Committee Financial Expert and chairman of the Audit Committee. The foregoing qualifications led to our conclusion that Mr. Dutkiewicz should serve as a member of our Board.

Byron J. Haney.  Mr. Haney has been a member of our Board of Directors since December 2007. He also currently serves as an investment professional at TrilogyLWP. From October 2010 through October 2011, Mr. Haney served as a principal of Duggan Asset Management, L.L.C. where he was director of research. Prior to that, he served as chief operating officer of VSO Capital Management from March 2010 to October 2010. From 1994 until 2009, Mr. Haney worked for Resurgence Asset Management LLC, during which time he most recently served as managing director and chief investment officer. Mr. Haney previously served on the Board of Directors of Sterling Chemicals, Inc., and Furniture.com. Mr. Haney has more than 25 years of business experience, including having served as chief financial officer of a private retail store chain and as an auditor with Touche Ross & Co., a predecessor of Deloitte & Touche LLP. Mr. Haney earned his B.S. in Business Administration from the University of California at Berkeley and his M.B.A. from the Wharton School of the University of Pennsylvania.

Through his extensive experiences as a senior executive, Mr. Haney brings business expertise, finance and risk assessment skills to his Board service with us. In addition, Mr. Haney’s past experience as an auditor greatly benefits our oversight of our quarterly and annual financial reporting obligations. Mr. Haney’s previous service on our Board also provides him with a specific understanding of our operations, and the business and regulatory issues facing business development companies. The foregoing qualifications led to our conclusion that Mr. Haney should serve as a member of our Board.

Douglas F. Ray.  Mr. Ray has been a member of our Board of Directors since December 2007 and FSFR Board of Directors since September 2014. Since August 1995, Mr. Ray has worked for Seavest Inc., a private investment and wealth management firm based in White Plains, New York. He currently serves as the president of Seavest Inc. Mr. Ray has more than 15 years of experience acquiring, developing, financing and managing a diverse portfolio of real estate investments, including three healthcare properties funds. Mr. Ray previously served on the Board of Directors of Nat Nast, Inc., a luxury men’s apparel company. Prior to joining Seavest, Mr. Ray worked in Washington, D.C. on the staff of U.S. Senator Arlen Specter and as a research analyst with the Republican National Committee. Mr. Ray holds a B.A. from the University of Pittsburgh.

Through his broad experience as an officer and director of several companies, in addition to skills acquired with firms engaged in investment banking, banking and financial services, Mr. Ray brings extensive financial and risk assessment abilities to our Board. Mr. Ray’s previous service on our Board also provides him with a specific understanding of us, our operations, and the business and regulatory issues facing business development companies. Mr. Ray’s expertise and experience also qualify him to serve as chairman of our Compensation Committee. The foregoing qualifications led to our conclusion that Mr. Ray should serve as a member of our Board.

Interested Directors

Leonard M. Tannenbaum, CFA.  Mr. Tannenbaum has been our chief executive officer since October 2007 and the chairman of our Board of Directors from December 2007 to September 2014, and was our president from October 2007 through February 2010. He also served as the chief executive officer of FSFR from May 2013 to September 2014, the chairman of FSFR’s Board of Directors from May 2013 to January 2014, and vice chairman of FSFR’s Board of Directors from January 2014 to September 2014. Since September 2014, Mr. Tannenbaum has served the chief executive officer and chairman of the Board of Directors of Fifth Street Asset Management, Inc. (“FSAM”) (NASDAQ:FSAM), the publicly traded asset manager that indirectly owns our investment adviser. He has also served as the chief executive officer of our investment adviser and has served on its investment committee since its founding in November 2007. Since founding his first private investment firm in 1998, Mr. Tannenbaum has founded a number of private investment firms, including Fifth Street Capital LLC, and he has served as managing member of each firm. Prior to launching his first firm, Mr. Tannenbaum gained extensive small-company experience as an equity analyst for Merrill Lynch. In addition to serving on FSC’s Board of Directors, Mr. Tannenbaum currently serves on the board of directors of several private Greenlight Capital affiliated entities and has previously served on the Boards of Directors of several other public companies, including Einstein Noah Restaurant Group, Inc., Assisted Living Concepts, Inc. and WesTower Communications, Inc. Mr. Tannenbaum has also served on four audit committees and five compensation committees, of which he has acted as chairperson for one of such audit committees and four of such compensation committees. Mr. Tannenbaum graduated from the Wharton School of the University of Pennsylvania, where he received a B.S. in Economics. Subsequent to his undergraduate degree from the University of Pennsylvania, Mr. Tannenbaum received an M.B.A. in Finance from the Wharton School as part of the Submatriculation Program. He is a holder of the Chartered Financial Analyst designation.

Through his broad experience as an officer and director of several private and public companies, in addition to skills acquired with firms engaged in investment banking and financial services, Mr. Tannenbaum brings to a unique business expertise and knowledge of private equity financing as well as extensive financial and risk assessment abilities. Mr. Tannenbaum’s previous service on our and FSFR’s Boards also provides him with a specific understanding of our Company, its operations, and the business and regulatory issues facing business development companies. Mr. Tannenbaum’s experience as chief executive officer of our Company, our investment adviser and member of its investment committee provides our Board with a direct line of communication to, and direct knowledge of the operations of, the Company and our investment adviser. The foregoing qualifications led to our conclusion that Mr. Tannenbaum should serve as a member of our Board.

Bernard D. Berman.  Mr. Berman has been a member of our Board of Directors since February 2009 and the chairman of our Board of Directors since July 2014. He was also our president from February 2010 to September 2014, secretary from October 2007 to September 2014, and chief compliance officer from April 2009 to May 2013. Mr. Berman has also served as a director of FSFR since May 2013 and as chairman of its Board of Directors since January 2014. Mr. Berman also served as president of FSFR from May 2013 to January 2014. Since September 2014, Mr. Berman has served as the co-president, the chief compliance officer and as a director of FSAM (NASDAQ:FSAM). Mr. Berman has also served as the president of our investment adviser and has served on its investment committee since its founding in November 2007. He also currently serves as chairman of the board of directors of Traffic Solutions Holdings, Inc. (formerly known as Statewide Holdings, Inc.). Prior to joining Fifth Street in 2004, Mr. Berman was a corporate attorney from 1995 to 2004, during which time he negotiated and structured a variety of investment transactions. Mr. Berman received a J.D. from Boston College Law School and a B.S. in Finance from Lehigh University.

Mr. Berman’s prior position as a corporate attorney allows him to bring to our Board the benefit of his experience negotiating and structuring various investment transactions as well as an understanding of the legal, business, compliance and regulatory issues facing business development companies.

Mr. Berman’s previous service on our Board also provides him with a specific understanding of each Company and their operations. The foregoing qualifications led to our conclusion that Mr. Berman should serve as a member of our Board.

Todd G. Owens.  Mr. Owens has been our and FSFR’s president since September 2014 and a member of our Board of Directors since November 2014. Mr. Owens has also served as co-president of FSAM since September 2014. Prior to joining Fifth Street in September 2014, Mr. Owens spent 24 years at Goldman, Sachs & Co, where he became a Managing Director in 2001 and a partner in 2008. While at Goldman, Sachs & Co., he also served as Head of the West Coast Financial Institutions Group (FIG) for 15 years, Head of the Specialty Finance Group for nearly 10 years and was a senior member of the Bank Group. He holds a B.A. in history and political economy from Williams College. Mr. Owens serves as a trustee for Good Samaritan Hospital in Los Angeles and for City Year Los Angeles.

Mr. Owens brings with him experience in a broad range of industries including commercial finance, asset management, alternative asset management, commercial banking and business development companies. The foregoing qualifications led to our conclusion that Mr. Owens should serve as a member of our Board.

Ivelin M. Dimitrov, CFA.  Mr. Dimitrov has been a member of FSC’s board of directors since January 2013 and its chief investment officer and the chief investment officer of Fifth Street Management since August 2011, and served as co-chief investment officer for these entities since November 2010 and June 2010, respectively. He has also been FSFR’s chief executive officer and a member of FSFR’s Board of Directors since September 2014. He has served as FSFR’s chief investment officer since August 2011 and served as its president from January 2014 to September 2014. He has also Mr. Dimitrov also sits on the investment committee of Fifth Street Management and has served as the chief investment officer of FSAM (NASDAQ:FSAM) since September 2014. Mr. Dimitrov joined Fifth Street Management in May 2005 and is responsible for the credit underwriting of our investment portfolios, overseeing risk analysis and investment approvals. Mr. Dimitrov leads the tactical asset allocation decisions for the portfolio, shifting exposures between asset classes and industries, as well as managing interest rate risk. He is also responsible for the recruitment and development of the Fifth Street Management’s investment team. Mr. Dimitrov also heads the senior loan product business strategy across our platform. He has substantial experience in financial analysis, valuation and investment research. Mr. Dimitrov graduated from the Carroll Graduate School of Management at Boston College with an M.S. in Finance and has a B.S. in Business Administration from the University of Maine. He is also a holder of the Chartered Financial Analyst designation and has completed CFA Institute’s Investment Management Workshop at Harvard Business School.

Mr. Dimitrov brings substantial experience in financial analysis, underwriting, valuation and investment research. Mr. Dimitrov’s position as our chief investment officer and the chief investment officer of our investment adviser provides the Board with a direct line of communication to, and direct knowledge of the operations of, our Company and our investment adviser, respectively. The foregoing qualifications led to our conclusion that Mr. Dimitrov should serve as a member of our Board.

Executive Officers Who Are Not Directors

Richard A. Petrocelli.  Mr. Petrocelli has served as our and FSFR’s chief financial officer since July 2014. Prior to his appointment, he had served as the chief accounting officer of FSC since March 2014. Previously, Mr. Petrocelli spent 15 years at Saratoga Partners, a middle market private equity firm, where he was Managing Director and chief financial officer. Additionally, he served as chief financial officer and chief compliance officer of Saratoga Partner’s publicly-traded business development company, Saratoga Investment Corp. (NYSE:SAR). Mr. Petrocelli received his B.S.B.A. from Georgetown University and earned an M.B.A. from New York University’s Stern School of Business. He is a Certified Public Accountant.

David H. Harrison.  Mr. Harrison has been the chief compliance officer of FSC since May 2013 and as its secretary since September 2014. He has also served as FSFR’s chief compliance officer and secretary since May 2013. Mr. Harrison has also served as the executive vice president and secretary of FSAM (NASDAQ:FSAM) since September 2014. He has also served the chief compliance officer and secretary of Fifth Street Management since May 6, 2013 and August 20, 2014, respectively. Mr. Harrison has served as the secretary of FSC CT since March 30, 2012 and chief compliance officer since August 26, 2013. In addition, Mr. Harrison previously served as the director of legal & compliance and a vice president of FSC, Inc.

Prior to joining Fifth Street in October 2009, he served as a corporate and securities attorney with the law firm of Dewey & LeBoeuf LLP where he focused on structuring and negotiating various corporate and finance transactions and ensuring compliance with federal securities laws. He received a J.D. from Boston University School of Law and a B.A. from Brandeis University.

Board Leadership Structure

Our Board of Directors monitors and performs an oversight role with respect to our business and affairs, including with respect to investment practices and performance, compliance with regulatory requirements and the services, expenses and performance of service providers. Among other things, our Board of Directors approves the appointment of our investment adviser and our officers, reviews and monitors the services and activities performed by our investment adviser and our executive officers and approves the engagement, and reviews the performance of, our independent registered public accounting firm.

Under our Amended and Restated By-laws, our Board of Directors may designate a chairman to preside over the meetings of the Board of Directors and meetings of the stockholders and to perform such other duties as may be assigned to him or her by the Board of Directors. We do not have a fixed policy as to whether the chairman of the Board of Directors should be an independent director and believe that we should maintain the flexibility to select the chairman and reorganize the leadership structure, from time to time, based on the criteria that is in our best interests and the best interests of our stockholders at such times. Our Board of Directors has established corporate governance procedures to guard against, among other things, an improperly constituted Board. Pursuant to our Corporate Governance Policy, whenever the chairman of the Board is not an independent director, the chairman of the Nominating and Corporate Governance Committee will act as the presiding independent director at meetings of the “Non-Management Directors” (which will include the independent directors and other directors who are not officers of the company even though they may have another relationship with the company or its management that prevents them from being independent directors).

Presently, Mr. Berman serves as the chairman of our Board of Directors. We believe that Mr. Berman’s history with our company, familiarity with its investment platform, and extensive knowledge of the financial services industry qualify him to serve as the chairman of our Board of Directors. We believe that we are best served through this existing leadership structure, as Mr. Berman’s relationship with our investment adviser provides an effective bridge and encourages an open dialogue between management and our Board of Directors, ensuring that these groups act with a common purpose.

Our Board of Directors does not currently have a designated lead independent director. We are aware of the potential conflicts that may arise when a non-independent director is chairman of the Board of Directors, but believe these potential conflicts are offset by our strong corporate governance practices. Our corporate governance practices include regular meetings of the independent directors in executive session without the presence of interested directors and management, the establishment of Audit and Nominating and Corporate Governance Committees comprised solely of independent directors and the appointment of a chief compliance officer, with whom the independent directors meet with in executive session, for administering our compliance policies and procedures. While certain non-management members of our Board of Directors currently participate on the boards of directors of other public companies, we monitor such participation to ensure it is not excessive and does not interfere with their duties to us.

Board’s Role In Risk Oversight

Our Board of Directors performs its risk oversight function primarily through (i) its three committees, which report to the entire Board of Directors and are comprised solely of independent directors, and (ii) active monitoring of our chief compliance officer and our compliance policies and procedures.

As described below in more detail, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee assist the Board of Directors in fulfilling its risk oversight responsibilities. The Audit Committee’s risk oversight responsibilities include overseeing the Company’s accounting and financial reporting processes, the Company’s systems of internal controls regarding finance and accounting, and audits of the Company’s financial statements, as well as the establishment of guidelines and making recommendations to our Board of Directors regarding the valuation of our loans and investments.

The Compensation Committee’s risk oversight responsibilities include reviewing and approving the reimbursement by the Company of the compensation of the Company’s chief financial officer, chief compliance officer and their staffs. The Nominating and Corporate Governance Committee’s risk oversight responsibilities include selecting, researching and nominating directors for election by our stockholders, developing and recommending to the Board of Directors a set of corporate governance principles and overseeing the evaluation of the Board of Directors and our management.

Our Board of Directors also performs its risk oversight responsibilities with the assistance of the Company’s chief compliance officer. The Board of Directors annually reviews a written report from the chief compliance officer discussing the adequacy and effectiveness of the compliance policies and procedures of the Company and its service providers. The chief compliance officer’s annual report addresses at a minimum (i) the operation of the compliance policies and procedures of the company since the last report; (ii) any material changes to such policies and procedures since the last report; (iii) any recommendations for material changes to such policies and procedures as a result of the chief compliance officer’s annual review; and (iv) any compliance matter that has occurred since the date of the last report about which the Board of Directors would reasonably need to know to oversee our compliance activities and risks. In addition, the chief compliance officer meets in executive session with the independent directors.

We believe that the role of our Board of Directors in risk oversight is effective and appropriate given the extensive regulation to which we are already subject as a BDC. As a BDC, we are required to comply with certain regulatory requirements that control the levels of risk in our business and operations. For example, we are limited in our ability to enter into transactions with our affiliates, including investing in any portfolio company in which one of our affiliates currently has an investment.

Committees of the Board of Directors

Our Board of Directors met nine times during fiscal year 2014. Each director attended at least 75% of the total number of meetings of the Board and committees on which the director served that were held while the director was a member. Our directors are invited and encouraged to attend each Annual Meeting of Stockholders. Two of our directors attended the 2014 Annual Meeting of Stockholders in person. Our Board of Directors has established the committees described below. Our Corporate Governance Policy, Code of Business Conduct and Ethics, our and our investment adviser’s Code of Ethics as required by the 1940 Act and our Board Committee charters are available at our corporate governance webpage at http://ir.fifthstreetfinance.com/governance.cfm and are also available to any stockholder who requests them by writing to our chief compliance officer and secretary David H. Harrison, at Fifth Street Finance Corp., 777 West Putnam Avenue, 3rd Floor, Greenwich, CT 06830.

Audit Committee

The Audit Committee is responsible for selecting, engaging and discharging our independent accountants, reviewing the plans, scope and results of the audit engagement with our independent accountants, approving professional services provided by our independent accountants (including compensation thereof), reviewing the independence of our independent accountants and reviewing the adequacy of our internal control over financial reporting, as well as establishing guidelines and making recommendations to our Board regarding the valuation of our loans and investments. Effective December 1, 2012, the Board eliminated the Valuation Committee and merged its responsibilities into the Audit Committee. The members of the Audit Committee are Messrs. Dunn, Dutkiewicz, Haney, Ray and Castro-Blanco, each of whom is not an interested person of us for purposes of the 1940 Act and is independent for purposes of the NASDAQ corporate governance regulations. Mr. Dutkiewicz serves as the chairman of the Audit Committee. Our Board of Directors has determined that Mr. Dutkiewicz is an “audit committee financial expert” as defined under SEC rules. The Audit Committee met 10 times during the 2014 fiscal year.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for determining criteria for service on the Board, identifying, researching and nominating directors for election by our stockholders, selecting nominees to fill vacancies on our Board or a committee of the Board, developing and recommending to the Board a set of corporate governance principles and overseeing the self-evaluation of the Board and its committees and evaluation of our management. The Nominating and Corporate Governance Committee considers nominees properly recommended by our stockholders. The members of the Nominating and Corporate Governance Committee are Messrs. Dunn, Haney and Castro-Blanco, each of whom is not an interested person of us for purposes of the 1940 Act and is independent for purposes of the NASDAQ corporate governance regulations. Mr. Dunn serves as the chairman of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee met twice during the 2014 fiscal year.

The Nominating and Corporate Governance Committee will consider qualified director nominees recommended by stockholders when such recommendations are submitted in accordance with our Amended and Restated By-laws and any other applicable law, rule or regulation regarding director nominations. Stockholders may submit candidates for nomination for our Board of Directors by writing to: Board of Directors, Fifth Street Finance Corp., 777 West Putnam Avenue, 3rd Floor, Greenwich, CT 06830. When submitting a nomination to us for consideration, a stockholder must provide certain information about each person whom the stockholder proposes to nominate for election as a director, including: (i) the name, age, business address and residence address of the person; (ii) the principal occupation or employment of the person; (iii) the class or series and number of shares of our capital stock owned beneficially or of record by the persons; and (iv) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act, and the rules and regulations promulgated thereunder. Such notice must be accompanied by the proposed nominee’s written consent to be named as a nominee and to serve as a director if elected.

In evaluating director nominees, the Nominating and Corporate Governance Committee considers the following facts:

•	the appropriate size and composition of our Board;
•	our needs with respect to the particular talents and experience of our directors;
•	the knowledge, skills and experience of nominees in light of prevailing business conditions and the knowledge, skills and experience already possessed by other members of our Board;
•	the capacity and desire to serve as a member of our Board of Directors and to represent the balanced, best interests of our stockholders as a whole;
•	experience with accounting rules and practices; and
•	the desire to balance the considerable benefit of continuity with the periodic addition of the fresh perspective provided by new members.

The Nominating and Corporate Governance Committee’s goal is to assemble a board of directors that brings us a variety of perspectives and skills derived from high quality business and professional experience.

Other than the foregoing, there are no stated minimum criteria for director nominees, although the Nominating and Corporate Governance Committee may also consider such other factors as it may deem are in our best interests and those of our stockholders. The Nominating and Corporate Governance Committee also believes it appropriate for certain key members of our management to participate as members of the Board. The Nominating and Corporate Governance Committee does not assign specific weights to particular criteria and no particular criterion is necessarily applicable to all prospective nominees. We believe that the backgrounds and qualifications of the directors, considered as a group, should provide a significant composite mix of experience, knowledge and abilities that will allow the Board to fulfill its responsibilities. Our Board does not have a specific diversity policy, but considers diversity of race, religion, national origin, gender, sexual orientation, disability, cultural background and professional experiences in evaluating candidates for Board membership.

The Nominating and Corporate Governance Committee identifies nominees by first evaluating the current members of the Board willing to continue in service. Current members of the Board with skills and experience that are relevant to our business and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of the Board with that of obtaining a new perspective. If any member of the Board does not wish to continue in service or if the Nominating and Corporate Governance Committee or the Board decides not to re-nominate a member for re-election, the Nominating and Corporate Governance Committee identifies the desired skills and experience of a new nominee in light of the criteria above. Current members of the Nominating and Corporate Governance Committee and Board are polled for suggestions as to individuals meeting the criteria of the Nominating and Corporate Governance Committee. Research may also be performed to identify qualified individuals. We have not engaged third parties to identify or evaluate or assist in identifying potential nominees to the Board.

Compensation Committee

The Compensation Committee is responsible for reviewing and approving the reimbursement by us of the compensation of our chief financial officer and and chief compliance officer, and their respective staffs. The current members of the Compensation Committee are Messrs. Dunn, Ray and Dutkiewicz, each of whom is not an interested person of us for purposes of the 1940 Act and is independent for purposes of the NASDAQ corporate governance regulations. Mr. Ray serves as the chairman of the Compensation Committee. As discussed below, currently, none of our executive officers are directly compensated by us. The Compensation Committee met once during the 2014 fiscal year.

Executive Compensation

Compensation of Directors

The following table sets forth compensation of our directors for the year ended September 30, 2014.

Name	Fees Earned or Paid in Cash(1)(2)	Total
Interested Directors
Bernard D. Berman	—	—
Leonard M. Tannenbaum	—	—
Ivelin M. Dimitrov	—	—
Todd G. Owens	—	—

Name	Fees Earned or Paid in Cash(1)(2)	Total
Independent Directors
James Castro-Blanco	$17,500	$17,500
Brian S. Dunn	$126,500	$126,500
Richard P. Dutkiewicz	$134,500	$134,500
Byron J. Haney	$116,500	$116,500
Frank C. Meyer(3)	$79,500	$79,500
Douglas F. Ray	$123,000	$123,000

(1)	For a discussion of the independent directors’ compensation, see below.
(2)	We do not maintain a stock or option plan, non-equity incentive plan or pension plan for our directors.
(3)	Mr. Meyer retired from our Board on April 10, 2014, and the fees represent those fees earned until his retirement from our Board.

For the fiscal year ended September 30, 2014, our independent directors received an annual retainer fee of $90,000, payable once per year to independent directors that attend at least 75% of the meetings held the previous year. In addition, our independent directors received $2,500 for each Board meeting in which the director attended in person and $1,000 for each Board meeting in which the director participated other than in person, and reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each Board meeting. The independent directors also received $1,000 for each Board committee meeting in which they attended in person and $500 for each Board committee meeting in which they participated other than in person, plus reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each committee meeting not held concurrently with a Board meeting.

In addition, the chairman of our Audit Committee received an annual retainer of $15,000, while the chairman of our Nominating and Corporate Governance Committee and the Compensation Committee each received an annual retainer of $5,000. No compensation was paid to directors who are interested persons of us as defined in the 1940 Act.

Compensation of Executive Officers

None of our executive officers receive direct compensation from us. The compensation of the principals and other investment professionals of our investment adviser are paid by our administrator. Compensation paid to our chief financial officer, chief compliance officer and other support personnel is set by our administrator, FSC CT, and is subject to reimbursement by us of an allocable portion of such compensation for services rendered to us. During fiscal year 2014, we reimbursed FSC CT approximately $2.19 million for the allocable portion of compensation expenses incurred by FSC on behalf of our chief financial officer, chief compliance officer and other support personnel, pursuant to our previous administration agreement. FSC, Inc. voluntarily determined to forgo receiving reimbursement for the services performed for us by our chief compliance officer until May 2013 when Mr. Harrison was appointed to such position.

PORTFOLIO MANAGEMENT

The management of our investment portfolio is the responsibility of our investment adviser, and its Investment Committee, which currently consists of Leonard M. Tannenbaum, our chief executive officer and the chief executive officer of our investment adviser, Bernard D. Berman, our chairman and the president of our investment adviser and Ivelin M. Dimitrov, our chief investment officer and the chief investment officer of our investment adviser. For more information regarding the business experience of Messrs. Tannenbaum, Berman and Dimitrov, see “Business — The Investment Adviser” and “Management — Biographical Information — Interested Directors”.

Investment Personnel

Our investment adviser’s investment personnel consists of its portfolio managers and principals, Messrs. Tannenbaum, Berman, Dimitrov, Khorana, Zmijeski, Frank and Buffone, who, in addition to our investment adviser’s Investment Committee, are primarily responsible for the day-to-day management of our portfolio.

The portfolio managers of our investment adviser will not be employed by us, and will receive no compensation from us in connection with their activities. The portfolio managers receive compensation that includes an annual base salary, an annual individual performance bonus, contributions to 401(k) plans, and a portion of the incentive fee or carried interest earned in connection with their services. Certain portions of the compensation of the portfolio managers are based upon qualitative and quantitative measures with respect to their quarterly and annual portfolio originations and other investment activities.

In addition to managing our investments, as of September 30, 2014, our portfolio managers also managed investments on behalf of the following entities:

Name	Entity Type	Investment Focus	Gross Assets(1)
Fifth Street Senior Floating Rate Corp.	Publicly-traded business development company	Debt and equity investments in senior secured loans, including first lien, unitranche and second lien debt instruments, that pay interest at rates which are determined periodically on the basis of a floating base lending rate, made to private middle market companies	$412.5 million
Fifth Street Opportunities Fund, L.P. (“FSOF”)(2)	Private investment fund	Credit-related instruments and investments in publicly-traded equity and equity-linked securities	$93.6 million
Fifth Street Senior Loan Fund I Operating Entity, LLC (“FSSLF”)	Private investment fund	Debt and equity investments in small and mid-sized companies, primarily in connection with investments by private equity sponsors	$208.1 million
Fifth Street Senior Loan Fund II Operating Entity, LLC (“FSSLF II”)			$153.8 million
Fifth Street Mezzanine Partners II, L.P. (“FSMP II”)(3)	Private investment fund	Debt and equity investments in small and mid-sized companies, primarily in connection with investments by private equity sponsors	$2.6 million

(1)	Gross assets are calculated as of September 30, 2014, and are rounded to the nearest million.
(2)	The equity investors of FSOF primarily include individuals that are affiliated with us and our investment adviser.
(3)	FSMP II is no longer making investments other than follow-on investments in existing portfolio companies.

Certain investments may be appropriate for us and affiliates of our investment adviser and the portfolio managers of our investment adviser could face conflicts of interest in the allocation of investment opportunities between such entities.

Below are the biographies for the portfolio managers whose biographies are not included elsewhere in this prospectus.

•	Sunny K. Khorana. Mr. Khorana is a partner of our investment adviser. Mr. Khorana joined our investment adviser in October 2010 and is responsible for deal origination in the Central region of the United States. From 2006 to 2009, he worked at CIT Group, in its Sponsor Finance Group, where he was responsible for originating and structuring debt financing opportunities for middle market private equity firms. From 1999 to 2005, Mr. Khorana worked at JP Morgan Securities, primarily in the Financial Sponsor Group, where he focused on debt, equity and advisory assignments for private equity firms and their portfolio companies. Mr. Khorana began his career at KPMG LLP in audit services. Mr. Khorana graduated from the University of Michigan with an M.B.A. in Finance and has a B.S. in Accounting from Indiana University.
•	Casey J. Zmijeski. Mr. Zmijeski has been a partner of our investment adviser since June 2010. Mr. Zmijeski is responsible for developing private equity sponsor relationships and originating loans in the Eastern Region of the United States. Mr. Zmijeski joined our investment adviser in September 2009 after spending nearly four years at Churchill Financial in New York where he was responsible for originating and structuring debt financing opportunities for middle market private equity firms from 2006 to 2009. Mr. Zmijeski held similar responsibilities with CapitalSource in New York from 2003 to 2006. From 1999 to 2003, Mr. Zmijeski worked at Heller Financial and GE Capital in their middle market leveraged finance groups. Prior to this time, Mr. Zmijeski spent over seven years with ING as a member of their Merchant Banking Group and Corporate Finance Advisory Group. Mr. Zmijeski graduated from Emory University with an M.B.A. in Finance and has an A.B. in Anthropology from Duke University.
•	Alexander C. Frank. Mr. Frank joined Fifth Street in 2011 and is a member of FSFR’s Board of Directors and previously served as FSFR’s chief operating officer from November 2013 to July 2014 and chief financial officer from May 2013 to November 2013. Mr. Frank also serves as the chief operating officer and chief financial officer of FSAM. Prior to joining the Fifth Street, he served as a managing director and chief financial officer of Chilton Investment Company LLC, a global investment management firm, from September 2008 to March 2011. Mr. Frank was responsible for finance and operations infrastructure. Prior to that, Mr. Frank spent over 22 years at Morgan Stanley, having served as global head of institutional operations, global corporate controller and chief financial officer of U.S. broker/dealer operations and global treasurer. In his roles, he oversaw various securities infrastructure services, creating efficiencies throughout the organization, and managed all aspects of the internal and external financial control and reporting functions. He also oversaw the firm’s financing, capital planning, cash management and rating agency functions. Mr. Frank began his career in audit and tax accounting at Arthur Andersen LLP before joining Morgan Stanley in 1985. He received an M.B.A. from the University of Michigan and a B.A. from Dartmouth College.
•	Frederick D. Buffone. Mr. Buffone joined our investment adviser in August 2013 as a managing director responsible for capital markets transactions and syndications. Mr. Buffone joined our investment adviser after spending the prior three and a half years at TD Securities (USA) in New York where he was responsible for structuring, pricing and syndicating senior and junior leverage loan products and working with the sales desk in assisting with secondary trading of par loans. Mr. Buffone held similar responsibilities with Jefferies & Company from 2004 to 2009 and with CIBC World Markets from 2000 to 2004. Mr. Buffone graduated from Drexel University with a B.S. in Commerce & Engineering.

The table below shows the dollar range of shares of common stock beneficially owned by each portfolio manager of our investment adviser as of December 19, 2014:

Name of Portfolio Manager	Dollar Range of Equity Securities in Fifth Street(1)(2)(3)
Leonard M. Tannenbaum	Over $1,000,000
Bernard D. Berman	$100,001 – $500,000
Ivelin M. Dimitrov	$100,001 – $500,000
Sunny K. Khorana	$1 – $10,000
Casey J. Zmijeski	$100,001 – $500,000
Alexander C. Frank	$100,001 – $500,000
Frederick D. Buffone	$10,001 – $50,000

(1)	Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.
(2)	The dollar range of equity securities beneficially owned is based on the closing price of our common stock on December 19, 2014.
(3)	The dollar range of equity securities beneficially owned are: none, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, $100,001 – $500,000, $500,001 – $1,000,000, or over $1,000,000.

INVESTMENT ADVISORY AGREEMENT

Overview of Our Investment Adviser

Management Services

Our investment adviser, Fifth Street Management LLC, is registered as an investment adviser under the Investment Advisers Act of 1940, or the “Advisers Act.” Our investment adviser serves pursuant to the investment advisory agreement in accordance with the Advisers Act. Subject to the overall supervision of our Board of Directors, our investment adviser manages our day-to-day operations and provides us with investment advisory services. Under the terms of the investment advisory agreement, our investment adviser:

•	determines the composition of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes;
•	determines what securities we purchase, retain or sell;
•	identifies, evaluates and negotiates the structure of the investments we make; and
•	executes, monitors and services the investments we make.

Our investment adviser’s services under the investment advisory agreement may not be exclusive and it is free to furnish similar services to other entities so long as its services to us are not impaired.

Management Fee

We pay our investment adviser a fee for its services under the investment advisory agreement consisting of two components — a base management fee and an incentive fee. The cost of both the base management fee payable to our investment adviser and any incentive fees earned by our investment adviser will ultimately be borne by our common stockholders.

Base Management Fee

The base management fee is calculated at an annual rate of 2% of our gross assets, which includes any borrowings for investment purposes. The base management fee is payable quarterly in arrears and the fee for any partial month or quarter is appropriately prorated. Our investment adviser permanently waived the portion of the base management fee attributable to cash and cash equivalents (as defined in the notes to our Consolidated Financial Statements) as of the end of each quarter beginning March 31, 2010. As a result, our base management fee is calculated at an annual rate of 2% of our gross assets, including any investments made with borrowings, but excluding any cash and cash equivalents (as defined in the notes to our Consolidated Financial Statements) as of the end of each quarter.

Incentive Fee

The incentive fee has two parts. The first part is calculated and payable quarterly in arrears based on our “Pre-Incentive Fee Net Investment Income” for the immediately preceding quarter. For this purpose, “Pre-Incentive Fee Net Investment Income” means interest income, dividend income and any other income (including (i) any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, advisory, diligence and consulting fees or other fees that we receive from portfolio companies), (ii) any gain realized on the extinguishment of our own debt and (iii) any other income of any kind that we are required to distribute to our stockholders in order to maintain our RIC status) accrued during the quarter, minus our operating expenses for the quarter (including the base management fee, expenses payable under the administration agreement with FSC CT, Inc., and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-Incentive Fee Net Investment Income includes, in the case of investments with a deferred interest feature (such as original issue discount, or OID, debt instruments with PIK interest and zero coupon securities), accrued income that we have not yet received in cash. Pre-Incentive Fee Net Investment Income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. Pre-Incentive Fee Net Investment Income, expressed as a rate of return on the value of our net assets at the end of the immediately preceding quarter, will be compared to a “hurdle rate” of 2% per quarter (8% annualized), subject to a “catch-up” provision measured as of the end of each quarter. Our net investment income used to calculate this part of the incentive fee is also included in the amount of our gross assets used to calculate the 2% base management fee. The operation of the incentive fee with respect to our Pre-Incentive Fee Net Investment Income for each quarter is as follows:

•	no incentive fee is payable to the investment adviser in any quarter in which our Pre-Incentive Fee Net Investment Income does not exceed the hurdle rate of 2% (the “preferred return” or “hurdle”);
•	100% of our Pre-Incentive Fee Net Investment Income with respect to that portion of such Pre-Incentive Fee Net Investment Income, if any, that exceeds the hurdle rate but is less than or equal to 2.5% in any quarter (10% annualized) is payable to the investment adviser. We refer to this portion of our Pre-Incentive Fee Net Investment Income (which exceeds the hurdle rate but is less than or equal to 2.5%) as the “catch-up.” The “catch-up” provision is intended to provide our investment adviser with an incentive fee of 20% on all of our Pre-Incentive Fee Net Investment Income as if a hurdle rate did not apply when our Pre- Incentive Fee Net Investment Income exceeds 2.5% in any quarter; and
•	20% of the amount of our Pre-Incentive Fee Net Investment Income, if any, that exceeds 2.5% in any quarter (10% annualized) is payable to the investment adviser once the hurdle is reached and the catch-up is achieved.

The following is a graphical representation of the calculation of the income-related portion of the incentive fee:

Quarterly Incentive Fee Based on “Pre-Incentive Net Investment Income”
Pre-Incentive Fee Net Investment Income
(expressed as a percentage of the value of net assets)

Percentage of Pre-incentive Fee Net Income Investment
Income allocated to income-related portion of incentive fee

The second part of the incentive fee is determined and payable in arrears as of the end of each fiscal year (or upon termination of the investment advisory agreement, as of the termination date) and equals 20% of our realized capital gains, if any, on a cumulative basis from inception through the end of each fiscal year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees, provided that, the incentive fee determined as of September 30, 2008 was calculated for a period of shorter than twelve calendar months to take into account any realized capital gains computed net of all realized capital losses and unrealized capital depreciation from inception.

Example 1: Income Related Portion of Incentive Fee for Each Fiscal Quarter

Scenario 1

Assumptions

Investment income (including interest, dividends, fees, etc.) = 1.25%

Hurdle rate(1) = 2%

Management fee(2) = 0.5%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%

Pre-Incentive Fee Net Investment Income

(investment income – (management fee + other expenses) = 0.55%

Pre-Incentive Fee Net Investment Income does not exceed hurdle rate, therefore there is no income-related incentive fee.

Scenario 2

Assumptions

Investment income (including interest, dividends, fees, etc.) = 2.9%

Hurdle rate(1) = 2%

Management fee(2) = 0.5%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%

Pre-Incentive Fee Net Investment Income

(investment income – (management fee + other expenses) = 2.2%

Incentive fee	= 100% × Pre-Incentive Fee Net Investment Income (subject to “catch-up”)(4) = 100% × (2.2% – 2%) = 0.2%

Pre-Incentive Fee Net Investment Income exceeds the hurdle rate, but does not fully satisfy the “catch-up” provision, therefore the income related portion of the incentive fee is 0.2%.

Scenario 3

Assumptions

Investment income (including interest, dividends, fees, etc.) = 3.5%

Hurdle rate(1) = 2%

Management fee(2) = 0.5%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%

Pre-Incentive Fee Net Investment Income

(investment income – (management fee + other expenses) = 2.8%

Incentive fee = 100% × Pre-Incentive Fee Net Investment Income (subject to “catch-up”)(4)

Incentive fee = 100% × “catch-up” + (20% × (Pre-Incentive Fee Net Investment Income – 2.5%))

Catch up	= 2.5% – 2% = 0.5%

Incentive fee	= (100% × 0.5%) + (20% × (2.8% – 2.5%)) = 0.5% + (20% × 0.3%) = 0.5% + 0.06% = 0.56%

Pre-Incentive Fee Net Investment Income exceeds the hurdle rate, and fully satisfies the “catch-up” provision, therefore the income related portion of the incentive fee is 0.56%.

(1)	Represents 8% annualized hurdle rate.
(2)	Represents 2% annualized base management fee.
(3)	Excludes organizational and offering expenses.
(4)	The “catch-up” provision is intended to provide our investment adviser with an incentive fee of 20% on all Pre- Incentive Fee Net Investment Income as if a hurdle rate did not apply when our net investment income exceeds 2.5% in any fiscal quarter.

Example 2: Capital Gains Portion of Incentive Fee(*):

Scenario 1:

Assumptions

Year 1: $20 million investment made in Company A (“Investment A”), and $30 million investment made in Company B (“Investment B”)

Year 2: Investment A sold for $50 million and fair market value (“FMV”) of Investment B determined to be $32 million

Year 3: FMV of Investment B determined to be $25 million

Year 4: Investment B sold for $31 million

The capital gains portion of the incentive fee would be:

Year 1: None

Year 2: Capital gains incentive fee of $6 million — ($30 million realized capital gains on sale of Investment A multiplied by 20%)

Year 3: None — $5 million (20% multiplied by ($30 million cumulative capital gains less $5 million cumulative capital depreciation)) less $6 million (previous capital gains fee paid in Year 2)

Year 4: Capital gains incentive fee of $200,000 — $6.2 million ($31 million cumulative realized capital gains multiplied by 20%) less $6 million (capital gains incentive fee taken in Year 2)

Scenario 2

Assumptions

Year 1: $20 million investment made in Company A (“Investment A”), $30 million investment made in Company B (“Investment B”) and $25 million investment made in Company C (“Investment C”)

Year 2: Investment A sold for $50 million, FMV of Investment B determined to be $25 million and FMV of Investment C determined to be $25 million

Year 3: FMV of Investment B determined to be $27 million and Investment C sold for $30 million

Year 4: FMV of Investment B determined to be $24 million

Year 5: Investment B sold for $20 million

The capital gains incentive fee, if any, would be:

Year 1: None

Year 2: $5 million capital gains incentive fee — 20% multiplied by $25 million ($30 million realized capital gains on Investment A less unrealized capital depreciation on Investment B)

Year 3: $1.4 million capital gains incentive fee(1) — $6.4 million (20% multiplied by $32 million ($35 million cumulative realized capital gains less $3 million unrealized capital depreciation)) less $5 million capital gains incentive fee received in Year 2

Year 4: None

Year 5: None — $5 million (20% multiplied by $25 million (cumulative realized capital gains of $35 million less realized capital losses of $10 million)) less $6.4 million cumulative capital gains incentive fee paid in Year 2 and Year

*	The hypothetical amounts of returns shown are based on a percentage of our total net assets and assume no leverage. There is no guarantee that positive returns will be realized and actual returns may vary from those shown in this example.
(1)	As illustrated in Year 3 of Scenario 1 above, if we were to be wound up on a date other than our fiscal year end of any year, we may have paid aggregate capital gains incentive fees that are more than the amount of such fees that would be payable if we had been wound up on our fiscal year end of such year.
(2)	As noted above, it is possible that the cumulative aggregate capital gains fee received by our investment adviser ($6.4 million) is effectively greater than $5 million (20% of cumulative aggregate realized capital gains less net realized capital losses or net unrealized depreciation ($25 million)).

Payment of Our Expenses

Our primary operating expenses are the payment of a base management fee and any incentive fees under the investment advisory agreement and the allocable portion of overhead and other expenses incurred by FSC CT, Inc. in performing its obligations under the administration agreement. Our investment management fee compensates our investment adviser for its work in identifying, evaluating, negotiating, executing and servicing our investments. We bear all other expenses of our operations and transactions, including (without limitation) fees and expenses relating to:

•	expenses of offering our debt and equity securities;
•	the investigation and monitoring of our investments by our investment adviser’s personnel, including expenses and travel fees incurred in connection with due diligence and on-site visits;
•	the cost of calculating our net asset value;
•	the cost of effecting sales and repurchases of shares of our common stock and other securities;
•	management and incentive fees payable pursuant to the investment advisory agreement;
•	fees payable to third parties relating to, or associated with, making investments and valuing investments (including third-party valuation firms);
•	transfer agent, trustee and custodial fees;
•	interest payments and other costs related to our borrowings;
•	fees and expenses associated with our website, public relations and marketing efforts (including attendance at industry and investor conferences and similar events);
•	federal and state registration fees;
•	any exchange listing fees;
•	federal, state and local taxes;
•	independent directors’ fees and expenses, including travel expenses and other costs of meetings of the Board of Directors and its committees;
•	brokerage commissions;
•	costs of preparing and mailing proxy statements, stockholders’ reports and notices;
•	costs of preparing government filings, including periodic and current reports with the SEC;

•	fidelity bond, liability insurance and other insurance premiums; and
•	printing, mailing, independent accountants and outside legal costs and all other direct expenses incurred by either our administrator or us in connection with administering our business, including payments under the administration agreement that will be based upon our allocable portion of overhead and other expenses incurred by FSC CT, Inc. in performing its obligations under the administration agreement and the compensation of our chief financial officer and chief compliance officer, and their staffs.

Duration and Termination

Unless earlier terminated as described below, the investment advisory agreement, as amended, will remain in effect from year-to-year if approved annually by the Board of Directors or by the affirmative vote of the holders of a majority of our outstanding voting securities, including, in either case, approval by a majority of our directors who are not interested persons. The investment advisory agreement will automatically terminate in the event of its assignment. The investment advisory agreement may be terminated by either party without penalty upon not more than 60 days’ written notice to the other. The investment advisory agreement may also be terminated, without penalty, upon the vote of a majority of our outstanding voting securities.

Indemnification

The investment advisory agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of their respective duties or by reason of the reckless disregard of their respective duties and obligations, our investment adviser and its officers, managers, agents, employees, controlling persons, members (or their owners) and any other person or entity affiliated with it, are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of our investment adviser’s services under the investment advisory agreement or otherwise as our investment adviser.

Organization of our Investment Adviser

Our investment adviser is a Delaware limited liability company that registered as an investment adviser under the Advisers Act. The principal address of our investment adviser is 777 West Putnam Avenue, 3rd Floor, Greenwich, CT 06830.

Board Approval of the Investment Advisory Agreement

The investment advisory agreement was first approved by our Board of Directors on December 13, 2007 and by a majority of the limited partners of Fifth Street Mezzanine Partners III, L.P., our predecessor fund, through a written consent first solicited on December 14, 2007. On March 14, 2008, our Board of Directors, including all of the directors who were not “interested persons” as defined in the 1940 Act, approved an amendment to the investment advisory agreement that revised the investment advisory agreement to clarify the calculation of the base management fee. Such amendment was also approved by a majority of our outstanding voting securities through a written consent first solicited on April 7, 2008. On May 2, 2011, the investment advisory agreement was further amended, as approved by our Board of Directors, to exclude management fees on any assets held in the form of cash and cash equivalents. Most recently, at a meeting of the Board of Directors held on January 14, 2014, the Board of Directors, including a majority of the independent directors, approved the annual continuation of the investment advisory agreement. In reaching a decision to approve the investment advisory agreement, the Board of Directors reviewed a significant amount of information and considered, among other things:

•	the nature, quality and extent of the advisory and other services to be provided to us by Fifth Street Management LLC;
•	the fee structures of comparable externally managed business development companies that engage in similar investing activities;

•	our projected operating expenses and expense ratio, which includes expenses allocated to the Company under the Investment Advisory Agreement (including travel expenses incurred by our investment adviser’s investment personnel in connection with investigating and monitoring our investments, such as investment due diligence), compared to business development companies with similar investment objectives;
•	any existing and potential sources of indirect income to Fifth Street Management LLC from its relationship with us and the profitability of that relationship, including through the investment advisory agreement;
•	information about the services to be performed and the personnel performing such services under the investment advisory agreement;
•	the organizational capability and financial condition of Fifth Street Management LLC and its affiliates; and
•	various other matters.

Based on the information reviewed and the discussions detailed above, the Board of Directors, including all of the directors who are not “interested persons” as defined in the 1940 Act, concluded that the investment advisory fee rates and terms are reasonable in relation to the services provided and approved the investment advisory agreement as being in the best interests of our stockholders.

ADMINISTRATION AGREEMENT

We have also entered into an administration agreement with FSC CT, a wholly-owned subsidiary of our investment adviser, under which FSC CT provides administrative services for us, including office facilities and equipment and clerical, bookkeeping and record-keeping services at such facilities. Under the administration agreement, FSC CT also performs, or oversees the performance of, our required administrative services, which includes being responsible for the financial records which we are required to maintain and preparing reports to our stockholders and reports filed with the SEC. In addition, FSC CT assists us in determining and publishing our net asset value, overseeing the preparation and filing of our tax returns and the printing and dissemination of reports to our stockholders, and generally overseeing the payment of our expenses and the performance of administrative and professional services rendered to us by others. For providing these services, facilities and personnel, we reimburse FSC CT the allocable portion of overhead and other expenses incurred by FSC CT in performing its obligations under the administration agreement, including rent and our allocable portion of the costs of compensation and related expenses of our chief financial officer and chief compliance officer, and their staffs. Such reimbursement is at cost, with no profit to, or markup by, FSC CT. Our allocable portion of FSC CT’s costs is determined based upon costs attributable to our operations versus costs attributable to the operations of other entities for which FSC CT provides administrative services.

FSC CT may also provide on our behalf managerial assistance to our portfolio companies. The administration agreement may be terminated by either party without penalty upon 60 days’ written notice to the other party.

The administration agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of their respective duties or by reason of the reckless disregard of their respective duties and obligations, FSC CT and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of services under the administration agreement or otherwise as administrator for us.

LICENSE AGREEMENT

We have entered into a license agreement with Fifth Street Capital LLC pursuant to which Fifth Street Capital LLC has agreed to grant us a non-exclusive, royalty-free license to use the name “Fifth Street.” Under this agreement, we will have a right to use the “Fifth Street” name, for so long as Fifth Street Management or one of its affiliates remains our investment adviser. Other than with respect to this limited license, we will have no legal right to the “Fifth Street” name.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We have entered into an investment advisory agreement with Fifth Street Management. Messrs. Berman, Dimitrov and Tannenbaum, each an interested member of our Board of Directors, have a direct or indirect pecuniary interest in Fifth Street Management. Fifth Street Management is a registered investment adviser under the Investment Advisers Act of 1940, that is partially and indirectly owned by Fifth Street Asset Management Inc. Pursuant to the investment advisory agreement, fees payable to our investment adviser equal to (a) a base management fee of 2.0% of the value of our gross assets, which includes any borrowings for investment purposes and excludes cash and cash equivalents, and (b) an incentive fee based on our performance. The incentive fee consists of two parts. The first part is calculated and payable quarterly in arrears and equals 20% of our “Pre-Incentive Fee Net Investment Income” for the immediately preceding quarter, subject to a preferred return, or “hurdle,” and a “catch up” feature. The second part is determined and payable in arrears as of the end of each fiscal year (or upon termination of the investment advisory agreement) and equals 20% of our “Incentive Fee Capital Gains,” which equals our realized capital gains on a cumulative basis from inception through the end of the year, if any, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fee. See “Investment Advisory Agreement.”

The investment advisory agreement may be terminated by either party without penalty upon no fewer than 60 days’ written notice to the other. We paid our investment adviser $87.2 million for the fiscal year ended September 30, 2014 under the investment advisory agreement.

Pursuant to the administration agreement with FSC CT, which is a wholly-owned subsidiary of our investment adviser, FSC CT will furnish us with the facilities, including our principal executive offices and administrative services necessary to conduct our day-to-day operations, including equipment, clerical, bookkeeping and recordkeeping services at such facilities. In addition, FSC CT will assist us in connection with the determination and publishing of our net asset value, the preparation and filing of tax returns and the printing and dissemination of reports to our stockholders. We pay FSC CT its allocable portion of overhead and other expenses incurred by FSC CT in performing its obligations under the administration agreement, including a portion of the rent at market rates and the compensation of our chief financial officer and chief compliance officer and their respective staffs. The administration agreement may be terminated by either party without penalty upon no fewer than 60 days’ written notice to the other. We paid FSC CT approximately $5.7 million for the fiscal year ended September 30, 2014 under the administration agreement.

We have also entered into a license agreement with Fifth Street Capital LLC pursuant to which Fifth Street Capital LLC has agreed to grant us a non-exclusive, royalty-free license to use the name “Fifth Street.” Under this agreement, we will have a right to use the “Fifth Street” name for so long as Fifth Street Management LLC or one of its affiliates remains our investment adviser. Other than with respect to this limited license, we will have no legal right to the “Fifth Street” name.

Our executive officers and directors, and certain members of our investment adviser, serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as we do or of investment funds managed by our affiliates. For example, Fifth Street Management presently serves as investment adviser to FSFR, a publicly-traded BDC with total assets of approximately $412.5 million as of September 30, 2014. FSFR invests in senior secured loans, including first lien, unitranche and second lien debt instruments that pay interest at rates which are determined periodically on the basis of a floating base lending rate, made to private middle market companies whose debt is rated below investment grade, similar to those we target for investment. Specifically, FSFR targets private leveraged middle market companies with approximately $20 million to $100 million of EBITDA and targets investment sizes generally ranging from $3 million to $20 million. We generally target small and mid-sized companies with annual revenues between $25 million and $250 million and target investment sizes generally ranging from $10 million to $100 million. In addition, though not the primary focus of our investment portfolio, our investments also include floating rate senior loans. Therefore, there may be certain investment opportunities that satisfy the investment criteria for both FSFR and us. FSFR operates as a distinct and separate public company and any investment in our common stock will not be an investment in FSFR. In addition, our executive officers and three of our independent directors serve in substantially similar capacities for FSFR. Fifth Street Management and its affiliates also manage private investment funds, and may manage other funds in the future, that have investment mandates that are similar, in whole and in part, with ours. Accordingly, they may have obligations to investors in those entities, the fulfillment of which might not be in the best interests of us or our stockholders. For example, the principals of our investment adviser may face conflicts of interest in the allocation of investment opportunities to us and such other funds.

Fifth Street Management has adopted, and our Board of Directors has approved, an investment allocation policy that governs the allocation of investment opportunities among the investment funds managed by Fifth Street Management and its affiliates. To the extent an investment opportunity is appropriate for us or FSFR or any other investment fund managed by our affiliates, Fifth Street Management will adhere to its investment allocation policy in order to determine to which entity to allocate the opportunity. As a business development company, we were substantially limited in our ability to co-invest in privately negotiated transactions with affiliated funds until we obtained an exemptive order from the SEC on September 9, 2014. The exemptive relief permits us to participate in negotiated co-investment transactions with certain affiliates, each of whose investment adviser is Fifth Street Management, or an investment adviser controlling, controlled by or under common control with Fifth Street Management, in a manner consistent with our investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors, and pursuant to the conditions to the exemptive relief.

If we are unable to rely on our exemptive relief for a particular opportunity, such opportunity will be allocated first to the entity whose investment strategy is the most consistent with the opportunity being allocated, and second, if the terms of the opportunity are consistent with more than one entity’s investment strategy, on an alternating basis. Although our investment professionals will endeavor to allocate investment opportunities in a fair and equitable manner, we and our common stockholders could be adversely affected to the extent investment opportunities are allocated among us and other investment vehicles managed or sponsored by, or affiliated with, our executive officers, directors and members of our investment adviser.

Fifth Street Management’s investment allocation policy is also designed to manage and mitigate the conflicts of interest associated with the allocation of investment opportunities if we are able to co-invest, either pursuant to SEC interpretive positions or our exemptive order, with other accounts managed by our investment adviser and its affiliates. Generally, under the investment allocation, co-investments will be allocated pursuant to the conditions of the exemptive order. Under the investment allocation policy, a portion of each opportunity that is appropriate for us and any affiliated fund will be offered to us and such other eligible accounts as determined by Fifth Street Management and generally based on asset class, fund size and liquidity, among other factors. If there is a sufficient amount of securities to satisfy all participants, the securities will be allocated among the participants in accordance with their order size and if there is an insufficient amount of securities to satisfy all participants, the securities will be allocated pro rata based on each participating party’s capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each. In accordance with Fifth Street Management’s investment allocation policy, we might not participate in each individual opportunity, but will, on an overall basis, be entitled to participate equitably with other entities managed by Fifth Street Management and its affiliates. Fifth Street Management seeks to treat all clients fairly and equitably such that none receive preferential treatment vis-à-vis the others over time, in a manner consistent with its fiduciary duty to each of them; however, in some instances, especially in instances of limited liquidity, the factors may not result in pro rata allocations or may result in situations where certain funds receive allocations where others do not.

Pursuant to the administration agreement with FSC CT, FSC CT furnishes us with the facilities, including our principal executive office, and administrative services necessary to conduct our day-to-day operations. We pay FSC CT its allocable portion of overhead and other expenses incurred by FSC CT in performing its obligations under the administration agreement, including a portion of the rent at market rates and the compensation of our chief financial officer and chief compliance officer and their respective staffs.

We have adopted a formal code of ethics that governs the conduct of our officers and directors. Our officers and directors also remain subject to the duties imposed by both the 1940 Act and the Delaware General Corporation Law.

CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS

The following table sets forth, as of December 19, 2014, the beneficial ownership of each director, each executive officer, the executive officers and directors as a group and each person known to us to beneficially own 5% or more of the outstanding shares of our common stock. The beneficial ownership of FSFR’s common stock is also presented below for such individuals. Percentage of beneficial ownership is based on 153,385,475 shares of our common stock outstanding as of December 19, 2014 and 29,466,768 shares of FSFR’s common stock outstanding as of December 19, 2014.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Ownership information for any persons who beneficially own 5% or more of our shares of common stock is based upon filings by such persons with the SEC and other information obtained from such persons, if available.

Unless otherwise indicated, the Company believes that each beneficial owner set forth in the table has sole voting and investment power over the shares listed and has the same address as the Company. The Company’s directors are divided into two groups — interested directors and independent directors. Interested directors are “interested persons” of Fifth Street Finance Corp. as defined in Section 2(a)(19) of the Investment Company Act of 1940 (the “1940 Act”). Unless otherwise indicated, the address of all executive officers and directors is c/o Fifth Street Finance Corp., 777 West Putnam Avenue, 3rd Floor, Greenwich, CT 06830.

	Number of Shares Owned Beneficially		Percentage of Common Stock Outstanding
Name	FSC	FSFR	FSC	FSFR
Interested Directors:
Leonard M. Tannenbaum(1)(2)	2,105,834	1,699,986	1.3%	5.8%
Bernard D. Berman(3)	23,968	12,000	*	*
Todd G. Owens	—	15,000	*	*
Ivelin M. Dimitrov	27,941	12,667	*	*
Independent Directors:
James Castro-Blanco	50	—
Brian S. Dunn(3)	9,000	2,000	*	*
Richard P. Dutkiewicz(3)	11,858	2,000	*	*
Byron J. Haney(3)	10,000	—	*	—
Douglas F. Ray	9,336	—	*	—
Executive Officers Who Are Not Directors:
Richard A. Petrocelli	17,000	4,000	*	*
David H. Harrison(3)	9,190	2,000	*	*
All officers and directors as a group	2,224,177	1,749,653	1.5%	5.9%

*	Represents less than 1%.
(1)	The total number of FSFR shares reported include 1,626,852 shares of which Mr. Tannenbaum is the direct beneficial owner (including 1,407,512 shares held in margin accounts), 7,500 shares of which are held in a custodial account for Mr. Tannenbaum’s child and 65,634 shares owned by the Leonard M. Tannenbaum Foundation, a 501(c)(3) corporation for which Mr. Tannenbaum serves as the President. With respect to the shares held by the Leonard M. Tannenbaum Foundation, Mr. Tannenbaum has sole voting and investment power over all such shares, but has no pecuniary interest therein.
(2)	The total number of FSC shares reported include 2,025,834 shares of which Mr. Tannenbaum is the direct beneficial owner (including 717,713 shares held in margin accounts) and 80,000 shares owned by the Leonard M. Tannenbaum Foundation, a 501(c)(3) corporation for which Mr. Tannenbaum serves as the President. With respect to the shares held by the Leonard M. Tannenbaum Foundation, Mr. Tannenbaum has sole voting and investment power over all such shares, but has no pecuniary interest therein.

(3)	Shares are held in a margin account and may be used as security on a margin basis, subject to the pre-approval of our chief compliance officer.

As indicated above, certain of our officers and directors hold shares in margin accounts. As of December 19, 2014, no shares in such margin accounts were pledged as loan collateral. Our insider trading policy prohibits share pledges, except in limited cases with the pre-approval of our chief compliance officer.

The following table sets forth, as of December 19, 2014, the dollar range of our and FSFR’s equity securities that is beneficially owned by each of our directors.

Dollar Range of Equity Securities Beneficially Owned(1)(2)(3)
Name	FSC	FSFR
Interested Directors:
Leonard M. Tannenbaum	Over $100,000	Over $100,000
Bernard D. Berman	Over $100,000	Over $100,000
Todd G. Owens	—	Over $100,000
Ivelin M. Dimitrov	Over $100,000	Over $100,000
Independent Directors:
James Castro-Blanco	$1 – $10,000
Brian S. Dunn	$50,001 – $100,000	$10,001 – $50,000
Richard P. Dutkiewicz	$50,001 – $100,000	$10,001 – $50,000
Byron J. Haney	$50,001 – $100,000	—
Douglas F. Ray	$50,001 – $100,000	—

(1)	Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.
(2)	The dollar range of equity securities beneficially owned in us is based on the closing price for our common stock of $8.16, and FSFR’s common stock of $10.19, on December 19, 2014 on the NASDAQ Global Select Market.
(3)	The dollar range of equity securities beneficially owned are: none, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, or over $100,000.

DIVIDEND REINVESTMENT PLAN

We have adopted a dividend reinvestment plan that provides for reinvestment of our distributions on behalf of our stockholders, unless a stockholder elects to receive cash as provided below. As a result, if our Board of Directors authorizes, and we declare, a cash distribution, then our stockholders who have not “opted out” of our dividend reinvestment plan will have their cash distributions automatically reinvested in additional shares of our common stock, rather than receiving the cash distributions.

No action will be required on the part of a registered stockholder to have their cash distributions reinvested in shares of our common stock. A registered stockholder may elect to receive an entire distribution in cash by notifying American Stock Transfer & Trust Company LLC, the plan administrator and our transfer agent and registrar, in writing so that such notice is received by the plan administrator no later than three days prior to the dividend payment date for distributions to stockholders. The plan administrator will set up an account for shares acquired through the plan for each stockholder who has not elected to receive distributions in cash and hold such shares in non-certificated form. Upon request by a stockholder participating in the plan, received in writing not less than three days prior to the dividend payment date, the plan administrator will, instead of crediting shares to the participant’s account, issue a certificate registered in the participant’s name for the number of whole shares of our common stock and a check for any fractional share. Those stockholders whose shares are held by a broker or other financial intermediary may receive distributions in cash by notifying their broker or other financial intermediary of their election. If the stockholder request is received less than three days prior to the dividend payment date then that dividend will be reinvested. However, all subsequent dividends will be paid out in cash on all balances.

We intend to use newly issued shares to implement the plan when our shares are trading at a premium to net asset value. Under such circumstances, the number of shares to be issued to a stockholder is determined by dividing the total dollar amount of the distribution payable to such stockholder by the greater of (a) the current net asset value per share of our common stock, and (b) 95% of the market price per share of our common stock at the close of trading on the payment date fixed by our Board of Directors. Market price per share on that date will be the closing price for such shares on the NASDAQ Global Select Market or, if no sale is reported for such day, at the average of their reported bid and asked prices. We reserve the right to purchase shares in the open market in connection with our implementation of the plan if either (1) the price at which newly-issued shares are to be credited does not exceed 110% of the last determined net asset value of the shares; or (2) we have advised the plan administrator that since such net asset value was last determined, we have become aware of events that indicate the possibility of a material change in the per share net asset value as a result of which the net asset value of the shares on the payment date might be higher than the price at which the plan administrator would credit newly-issued shares to stockholders. Shares purchased in open market transactions by the plan administrator will be allocated to a stockholder based on the average purchase price, excluding any brokerage charges or other charges, of all shares of common stock purchased in the open market.

There will be no brokerage charges or other charges for dividend reinvestment to stockholders who participate in the plan. We will pay the plan administrator’s fees under the plan. If a participant elects by written notice to the plan administrator to have the plan administrator sell part or all of the shares held by the plan administrator in the participant’s account and remit the proceeds to the participant, the plan administrator is authorized to deduct a $15.00 transaction fee plus a $0.10 per share brokerage commissions from the proceeds.

Stockholders who receive distributions in the form of stock generally are subject to the same federal, state and local tax consequences as are stockholders who elect to receive their distributions in cash; however, since their cash dividends will be reinvested, such stockholders will not receive cash with which to pay any applicable taxes on reinvested dividends. A stockholder’s basis for determining gain or loss upon the sale of stock received in a distribution from us will be equal to the total dollar amount of the distribution payable to the stockholder. Any stock received in a distribution will have a holding period for tax purposes commencing on the day following the day on which the shares are credited to the stockholder’s account.

Participants may terminate their accounts under the plan by notifying the plan administrator via its website at www.amstock.com, by filling out the transaction request form located at the bottom of their statement and sending it to the plan administrator at P.O. Box 922, Wall Street Station, New York, New York, 10269-0560, or by calling the plan administrators at 1-866-665-2281.

We may terminate the plan upon notice in writing mailed to each participant at least 30 days prior to any record date for the payment of any distribution by us. All correspondence concerning the plan should be directed to the plan administrator by mail at 6201 15th Avenue, Brooklyn, New York, 11219, or by telephone at 1-866-665-2281.

DESCRIPTION OF OUR CAPITAL STOCK

The following description summarizes material provisions of the Delaware General Corporation Law and our restated certificate of incorporation and amended and restated bylaws. This summary is not necessarily complete, and we refer you to the Delaware General Corporation Law and our restated certificate of incorporation and amended and restated bylaws for a more detailed description of the provisions summarized below.

Capital Stock

Our authorized capital stock consists of 250,000,000 shares of common stock, par value $0.01 per share, of which 153,385,475 shares were outstanding as of December 19, 2014.

Our common stock is listed on the NASDAQ Global Select Market under the ticker symbol “FSC.” No stock has been authorized for issuance under any equity compensation plans. Under Delaware law, our stockholders generally will not be personally liable for our debts or obligations.

Set forth below is a chart describing the classes of our equity securities outstanding as of December 19, 2014:

(1) Title of Class	(2) Amount Authorized	(3) Amount Held by us or for Our Account	(4) Amount Outstanding Exclusive of Amount Under Column 3
Common Stock	250,000,000	—	153,385,475

Under the terms of our restated certificate of incorporation, all shares of our common stock have equal rights as to earnings, assets, dividends and voting and, when they are issued, are duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our common stock if, as and when authorized by our Board of Directors and declared by us out of funds legally available therefore. Shares of our common stock have no preemptive, exchange, conversion or redemption rights and are freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. In the event of our liquidation, dissolution or winding up, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities. Each share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. The holders of our common stock possess exclusive voting power. There is no cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares of common stock are able to elect all of our directors, and holders of less than a majority of such shares are unable to elect any director.

Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses

Under our restated certificate of incorporation, we will fully indemnify any person who was or is involved in any actual or threatened action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, against expenses (including attorney’s fees), judgments, fines and amounts paid or to be paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding. Our restated certificate of incorporation also provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, except for a breach of their duty of loyalty to us or our stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or for any transaction from which the director derived an improper personal benefit. So long as we are regulated under the 1940 Act, the above indemnification and limitation of liability will be limited by the 1940 Act or by any valid rule, regulation or order of the SEC thereunder. The 1940 Act provides, among other things, that a company may not indemnify any director or officer against liability to it or its stockholders to which he or she might otherwise be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office unless a determination is made by final decision of a court, by vote of a majority of a quorum of directors who are disinterested, non-party directors or by independent legal counsel that the liability for which indemnification is sought did not arise out of the foregoing conduct.

Delaware law also provides that indemnification permitted under the law shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation’s bylaws, any agreement, a vote of stockholders or otherwise.

Our restated certificate of incorporation permits us to secure insurance on behalf of any person who is or was or has agreed to become a director or officer of Fifth Street or is or was serving at our request as a director or officer of another enterprise for any liability arising out of his or her actions, regardless of whether the Delaware General Corporation Law would permit indemnification. We have obtained liability insurance for our officers and directors.

Delaware Law and Certain Certificate of Incorporation and Bylaw Provisions; Anti-Takeover Measures

We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with “interested stockholders” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes certain mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an “interested stockholder” is a person who, together with his, her or its affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock.

Our restated certificate of incorporation and amended and restated bylaws provide that:

•	the Board of Directors be divided into three classes, as nearly equal in size as possible, with staggered three-year terms;
•	directors may be removed only for cause by the affirmative vote of the holders of two-thirds of the shares of our capital stock entitled to vote; and
•	any vacancy on the Board of Directors, however the vacancy occurs, including a vacancy due to an enlargement of the Board of Directors, may only be filled by vote of the directors then in office.

The classification of our Board of Directors and the limitations on removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire us, or of discouraging a third party from acquiring us.

Our restated certificate of incorporation and amended and restated bylaws also provide that:

•	any action required or permitted to be taken by the stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting; and
•	special meetings of the stockholders may only be called by our Board of Directors, chairman or chief executive officer.

Our amended and restated bylaws provide that, in order for any matter to be considered “properly brought” before a meeting, a stockholder must comply with requirements regarding advance notice to us. These provisions could delay until the next stockholders’ meeting stockholder actions which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person or entity from making a tender offer for our common stock, because such person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders meeting, and not by written consent.

Delaware’s corporation law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws requires a greater percentage. Under our amended and restated bylaws and our restated certificate of incorporation, the affirmative vote of the holders of at least

66 2/3% of the shares of our capital stock entitled to vote will be required to amend or repeal any of the provisions of our amended and restated bylaws.

However, the vote of at least 66 2/3% of the shares of our capital stock then outstanding and entitled to vote in the election of directors, voting together as a single class, will be required to amend or repeal any provision of our restated certificate of incorporation pertaining to the Board of Directors, limitation of liability, indemnification, stockholder action or amendments to our certificate of incorporation. In addition, our restated certificate of incorporation permits our Board of Directors to amend or repeal our amended and restated bylaws by a majority vote.

DESCRIPTION OF OUR DEBT SECURITIES

We may issue debt securities in one or more series. The specific terms of each series of debt securities will be described in the particular prospectus supplement relating to that series. The prospectus supplement may or may not modify the general terms found in this prospectus and will be filed with the SEC. For a complete description of the terms of a particular series of debt securities, you should read both this prospectus and the prospectus supplement relating to that particular series.

As required by federal law for all bonds and notes of companies that are publicly offered, the debt securities are governed by a document called an “indenture.” An indenture is a contract between us and a financial institution acting as trustee on your behalf, and is subject to and governed by the Trust Indenture Act of 1939, as amended. The trustee has two main roles. First, the trustee can enforce your rights against us if we default. There are some limitations on the extent to which the trustee acts on your behalf, described in the second paragraph under “Events of Default — Remedies if an Event of Default Occurs.” Second, the trustee performs certain administrative duties for us with respect to the debt securities.

This section is a summary of the material provisions of the indenture, including the general terms of our debt securities and your rights as a holder of such securities. Any accompanying prospectus supplement will describe any other material terms of the debt securities being offered thereunder. This section does not describe every aspect of the debt securities and the indenture. We urge you to read the indenture because it, and not this description, defines your rights as a holder of debt securities. A copy of the indenture has been filed as an exhibit to the registration statement of which this prospectus is a part. We will file a supplemental indenture with the SEC in connection with any debt offering, at which time the supplemental indenture would be publicly available. See “Available Information” for information on how to obtain a copy of the indenture.

The prospectus supplement, which will accompany this prospectus, will describe the particular series of debt securities being offered by including:

•	the designation or title of the series of debt securities;
•	the total principal amount of the series of debt securities;
•	the percentage of the principal amount at which the series of debt securities will be offered;
•	the date or dates on which principal will be payable;
•	the rate or rates (which may be either fixed or variable) and/or the method of determining such rate or rates of interest, if any;
•	the date or dates from which any interest will accrue, or the method of determining such date or dates, and the date or dates on which any interest will be payable;
•	whether any interest may be paid by issuing additional securities of the same series in lieu of cash (and the terms upon which any such interest may be paid by issuing additional securities);
•	the terms for redemption, extension or early repayment, if any;
•	the currencies in which the series of debt securities are issued and payable;
•	whether the amount of payments of principal, premium or interest, if any, on a series of debt securities will be determined with reference to an index, formula or other method (which could be based on one or more currencies, commodities, equity indices or other indices) and how these amounts will be determined;
•	the place or places of payment, transfer, conversion and/or exchange of the debt securities;
•	the denominations in which the offered debt securities will be issued (if other than $1,000 and any integral multiple thereof);
•	the provision for any sinking fund;
•	any restrictive covenants;
•	any Events of Default;

•	whether the series of debt securities are issuable in certificated form;
•	any provisions for defeasance or covenant defeasance;
•	any special federal income tax implications, including, if applicable, federal income tax considerations relating to original issue discount;
•	whether and under what circumstances we will pay additional amounts in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem the debt securities rather than pay the additional amounts (and the terms of this option);
•	any provisions for convertibility or exchangeability of the debt securities into or for any other securities;
•	whether the debt securities are subject to subordination and the terms of such subordination;
•	whether the debt securities are secured and the terms of any security interests;
•	the listing, if any, on a securities exchange; and
•	any other terms.

The debt securities may be secured or unsecured obligations. Under the provisions of the 1940 Act, we are permitted, as a BDC, to issue debt only in amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after each issuance of debt. Unless the prospectus supplement states otherwise, principal (and premium, if any) and interest, if any, will be paid by us in immediately available funds.

General

The indenture provides that any debt securities proposed to be sold under this prospectus and the accompanying prospectus supplement (“offered debt securities”) may be issued under the indenture in one or more series.

For purposes of this prospectus, any reference to the payment of principal of or premium or interest, if any, on debt securities will include additional amounts if required by the terms of the debt securities.

The indenture does not limit the amount of debt securities that may be issued thereunder from time to time. Debt securities issued under the indenture, when a single trustee is acting for all debt securities issued under the indenture, are called the “indenture securities”. The indenture also provides that there may be more than one trustee thereunder, each with respect to one or more different series of indenture securities. See “Resignation of Trustee” below. At a time when two or more trustees are acting under the indenture, each with respect to only certain series, the term “indenture securities” means the one or more series of debt securities with respect to which each respective trustee is acting. In the event that there is more than one trustee under the indenture, the powers and trust obligations of each trustee described in this prospectus will extend only to the one or more series of indenture securities for which it is trustee. If two or more trustees are acting under the indenture, then the indenture securities for which each trustee is acting would be treated as if issued under separate indentures.

The indenture does not contain any provisions that give you protection in the event we issue a large amount of debt or we are acquired by another entity.

The holders of our debt securities will not have veto power or a vote in approving any changes to our investment or operational policies.

We refer you to the prospectus supplement for information with respect to any deletions from, modifications of or additions to the Events of Default or our covenants that are described below, including any addition of a covenant or other provision providing event risk protection or similar protection.

We have the ability to issue indenture securities with terms different from those of indenture securities previously issued and, without the consent of the holders thereof, to reopen a previous issue of a series of indenture securities and issue additional indenture securities of that series unless the reopening was restricted when that series was created.

Conversion and Exchange

If any debt securities are convertible into or exchangeable for other securities, the prospectus supplement will explain the terms and conditions of the conversion or exchange, including the conversion price or exchange ratio (or the calculation method), the conversion or exchange period (or how the period will be determined), if conversion or exchange will be mandatory or at the option of the holder or us, provisions for adjusting the conversion price or the exchange ratio and provisions affecting conversion or exchange in the event of the redemption of the underlying debt securities. These terms may also include provisions under which the number or amount of other securities to be received by the holders of the debt securities upon conversion or exchange would be calculated according to the market price of the other securities as of a time stated in the prospectus supplement.

Issuance of Securities in Registered Form

We may issue the debt securities in registered form, in which case we may issue them either in book-entry form only or in “certificated” form. Debt securities issued in book-entry form will be represented by global securities. We expect that we will usually issue debt securities in book-entry only form represented by global securities.

Book-Entry Holders

We will issue registered debt securities in book-entry form only, unless we specify otherwise in the applicable prospectus supplement. This means debt securities will be represented by one or more global securities registered in the name of a depositary that will hold them on behalf of financial institutions that participate in the depositary’s book-entry system. These participating institutions, in turn, hold beneficial interests in the debt securities held by the depositary or its nominee. These institutions may hold these interests on behalf of themselves or customers.

Under the indenture, only the person in whose name a debt security is registered is recognized as the holder of that debt security. Consequently, for debt securities issued in book-entry form, we will recognize only the depositary as the holder of the debt securities and we will make all payments on the debt securities to the depositary. The depositary will then pass along the payments it receives to its participants, which in turn will pass the payments along to their customers who are the beneficial owners. The depositary and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the debt securities.

As a result, investors will not own debt securities directly. Instead, they will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depositary’s book-entry system or holds an interest through a participant. As long as the debt securities are represented by one or more global securities, investors will be indirect holders, and not holders, of the debt securities.

Street Name Holders

In the future, we may issue debt securities in certificated form or terminate a global security. In these cases, investors may choose to hold their debt securities in their own names or in “street name.” Debt securities held in street name are registered in the name of a bank, broker or other financial institution chosen by the investor, and the investor would hold a beneficial interest in those debt securities through the account he or she maintains at that institution.

For debt securities held in street name, we will recognize only the intermediary banks, brokers and other financial institutions in whose names the debt securities are registered as the holders of those debt securities and we will make all payments on those debt securities to them. These institutions will pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. Investors who hold debt securities in street name will be indirect holders, and not holders, of the debt securities.

Legal Holders

Our obligations, as well as the obligations of the applicable trustee and those of any third parties employed by us or the applicable trustee, run only to the legal holders of the debt securities. We do not have obligations to investors who hold beneficial interests in global securities, in street name or by any other indirect means. This will be the case whether an investor chooses to be an indirect holder of a debt security or has no choice because we are issuing the debt securities only in book-entry form.

For example, once we make a payment or give a notice to the holder, we have no further responsibility for the payment or notice even if that holder is required, under agreements with depositary participants or customers or by law, to pass it along to the indirect holders but does not do so. Similarly, if we want to obtain the approval of the holders for any purpose (for example, to amend an indenture or to relieve us of the consequences of a default or of our obligation to comply with a particular provision of an indenture), we would seek the approval only from the holders, and not the indirect holders, of the debt securities. Whether and how the holders contact the indirect holders is up to the holders.

When we refer to you in this “Description of Our Debt Securities,” we mean those who invest in the debt securities being offered by this prospectus, whether they are the holders or only indirect holders of those debt securities. When we refer to your debt securities, we mean the debt securities in which you hold a direct or indirect interest.

Special Considerations for Indirect Holders

If you hold debt securities through a bank, broker or other financial institution, either in book-entry form or in street name, we urge you to check with that institution to find out:

•	how it handles securities payments and notices,
•	whether it imposes fees or charges,
•	how it would handle a request for the holders’ consent, if ever required,
•	whether and how you can instruct it to send you debt securities registered in your own name so you can be a holder, if that is permitted in the future for a particular series of debt securities,
•	how it would exercise rights under the debt securities if there were a default or other event triggering the need for holders to act to protect their interests, and
•	if the debt securities are in book-entry form, how the depositary’s rules and procedures will affect these matters.

Global Securities

As noted above, we usually will issue debt securities as registered securities in book-entry form only. A global security represents one or any other number of individual debt securities. Generally, all debt securities represented by the same global securities will have the same terms.

Each debt security issued in book-entry form will be represented by a global security that we deposit with and register in the name of a financial institution or its nominee that we select. The financial institution that we select for this purpose is called the depositary. Unless we specify otherwise in the applicable prospectus supplement, The Depository Trust Company, New York, New York, known as DTC, will be the depositary for all debt securities issued in book-entry form.

A global security may not be transferred to or registered in the name of anyone other than the depositary or its nominee, unless special termination situations arise. We describe those situations below under “Special Situations when a Global Security Will Be Terminated”. As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and holder of all debt securities represented by a global security, and investors will be permitted to own only beneficial interests in a global security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that has an account with the depositary. Thus, an investor whose security is represented by a global security will not be a holder of the debt security, but only an indirect holder of a beneficial interest in the global security.

Special Considerations for Global Securities

As an indirect holder, an investor’s rights relating to a global security will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to securities transfers. The depositary that holds the global security will be considered the holder of the debt securities represented by the global security.

If debt securities are issued only in the form of a global security, an investor should be aware of the following:

•	An investor cannot cause the debt securities to be registered in his or her name, and cannot obtain certificates for his or her interest in the debt securities, except in the special situations we describe below.
•	An investor will be an indirect holder and must look to his or her own bank or broker for payments on the debt securities and protection of his or her legal rights relating to the debt securities, as we describe under “Issuance of Securities in Registered Form” above.
•	An investor may not be able to sell interests in the debt securities to some insurance companies and other institutions that are required by law to own their securities in non-book-entry form.
•	An investor may not be able to pledge his or her interest in a global security in circumstances where certificates representing the debt securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective.
•	The depositary’s policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to an investor’s interest in a global security. We and the trustee have no responsibility for any aspect of the depositary’s actions or for its records of ownership interests in a global security. We and the trustee also do not supervise the depositary in any way.
•	If we redeem less than all the debt securities of a particular series being redeemed, DTC’s practice is to determine by lot the amount to be redeemed from each of its participants holding that series.
•	An investor is required to give notice of exercise of any option to elect repayment of its debt securities, through its participant, to the applicable trustee and to deliver the related debt securities by causing its participant to transfer its interest in those debt securities, on DTC’s records, to the applicable trustee.
•	DTC requires that those who purchase and sell interests in a global security deposited in its book-entry system use immediately available funds. Your broker or bank may also require you to use immediately available funds when purchasing or selling interests in a global security.
•	Financial institutions that participate in the depositary’s book-entry system, and through which an investor holds its interest in a global security, may also have their own policies affecting payments, notices and other matters relating to the debt securities. There may be more than one financial intermediary in the chain of ownership for an investor. We do not monitor and are not responsible for the actions of any of those intermediaries.

Special Situations when a Global Security will be Terminated

If a global security is terminated, interests in it will be exchanged for certificates in non-book-entry form (certificated securities). After that exchange, the choice of whether to hold the certificated debt securities directly or in street name will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in a global security transferred on termination to their own names, so that they will be holders. We have described the rights of legal holders and street name investors under “Issuance of Securities in Registered Form” above.

The prospectus supplement may list situations for terminating a global security that would apply only to the particular series of debt securities covered by the prospectus supplement. If a global security is terminated, only the depositary, and not we or the applicable trustee, is responsible for deciding the names of the investors in whose names the debt securities represented by the global security will be registered and, therefore, who will be the holders of those debt securities.

Payment and Paying Agents

We will pay interest (either in cash or by delivery of additional indenture securities, as applicable) to the person listed in the applicable trustee’s records as the owner of the debt security at the close of business on a particular day in advance of each due date for interest, even if that person no longer owns the debt security on the interest due date. That day, usually about two weeks in advance of the interest due date, is called the “record date.” Because we will pay all the interest for an interest period to the holders on the record date, holders buying and selling debt securities must work out between themselves the appropriate purchase price. The most common manner is to adjust the sales price of the debt securities to prorate interest fairly between buyer and seller based on their respective ownership periods within the particular interest period. This prorated interest amount is called “accrued interest.”

Payments on Global Securities

We will make payments on a global security in accordance with the applicable policies of the depositary as in effect from time to time. Under those policies, we will make payments directly to the depositary, or its nominee, and not to any indirect holders who own beneficial interests in the global security. An indirect holder’s right to those payments will be governed by the rules and practices of the depositary and its participants, as described under “— Special Considerations for Global Securities.”

Payments on Certificated Securities

We will make payments on a certificated debt security as follows. We will pay interest that is due on an interest payment date to the holder of debt securities as shown on the trustee’s records as of the close of business on the regular record date. We will make all payments of principal and premium, if any, by check at the office of the applicable trustee and/or at other offices that may be specified in the prospectus supplement or in a notice to holders against surrender of the debt security.

Alternatively, at our option, we may pay any cash interest that becomes due on the debt security by mailing a check to the holder at his or her address shown on the trustee’s records as of the close of business on the regular record date or by transfer to an account at a bank in the United States, in either case, on the due date.

Payment When Offices Are Closed

If any payment is due on a debt security on a day that is not a business day, we will make the payment on the next day that is a business day. Payments made on the next business day in this situation will be treated under the indenture as if they were made on the original due date, except as otherwise indicated in the attached prospectus supplement. Such payment will not result in a default under any debt security or the indenture, and no interest will accrue on the payment amount from the original due date to the next day that is a business day.

Book-entry and other indirect holders should consult their banks or brokers for information on how they will receive payments on their debt securities.

Events of Default

You will have rights if an Event of Default occurs in respect of the debt securities of your series and is not cured, as described later in this subsection.

The term “Event of Default” in respect of the debt securities of your series means any of the following:

•	We do not pay the principal of, or any premium on, a debt security of the series on its due date;
•	We do not pay interest on a debt security of the series within 30 days of its due date;
•	We do not deposit any sinking fund payment in respect of debt securities of the series within 2 business days of its due date;

•	We remain in breach of a covenant in respect of debt securities of the series for 60 days after a written notice of default has been given stating we are in breach. The notice must be sent to us by the trustee or to us and the trustee by the holders of at least 25% of the principal amount of debt securities of the series;
•	We file for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur;
•	Any class of debt securities has an asset coverage, as such term is defined in the 1940 Act, of less than 100 per centum on the last business day of each of twenty-four consecutive calendar months; or
•	Any other Event of Default in respect of debt securities of the series described in the prospectus supplement occurs.

An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities issued under the same or any other indenture. The trustee may withhold notice to the holders of debt securities of any default, except in the payment of principal, premium, interest or sinking or purchase fund installment, if it in good faith considers the withholding of notice to be in the interest of the holders.

Remedies if an Event of Default Occurs

If an Event of Default has occurred and has not been cured, the trustee or the holders of at least 25% in principal amount of the debt securities of the affected series may (and the trustee shall at the request of such holders) declare the entire principal amount of all the debt securities of that series to be due and immediately payable. This is called a declaration of acceleration of maturity. A declaration of acceleration of maturity may be canceled by the holders of a majority in principal amount of the debt securities of the affected series if (1) we have deposited with the trustee all amounts due and owing with respect to the securities (other than principal that has become due solely by reason of such acceleration) and certain other amounts, and (2) all Events of Default have been cured or waived.

Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability (called an “indemnity”). If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding debt securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. The trustee may refuse to follow those directions in certain circumstances. No delay or omission in exercising any right or remedy will be treated as a waiver of that right, remedy or Event of Default.

Before you are allowed to bypass your trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

•	You must give your trustee written notice that an Event of Default with respect to the relevant series of debt securities has occurred and remains uncured;
•	The holders of at least 25% in principal amount of all outstanding debt securities of the relevant series must make a written request that the trustee take action because of the default and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action;
•	The trustee must not have taken action for 60 days after receipt of the above notice and offer of indemnity; and
•	The holders of a majority in principal amount of the debt securities of that series must not have given the trustee a direction inconsistent with the above notice during that 60-day period.

However, you are entitled at any time to bring a lawsuit for the payment of money due on your debt securities on or after the due date.

Holders of a majority in principal amount of the debt securities of the affected series may waive any past defaults other than:

•	in respect of the payment of principal, any premium or interest; or
•	in respect of a covenant that cannot be modified or amended without the consent of each holder.

Book-entry and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and how to declare or cancel an acceleration of maturity.

Each year, we will furnish to each trustee a written statement of certain of our officers certifying that to their knowledge we are in compliance with the indenture and the debt securities or else specifying any default.

Merger or Consolidation

Under the terms of the indenture, we are generally permitted to consolidate or merge with another corporation. We are also permitted to sell all or substantially all of our assets to another corporation. However, we may not take any of these actions unless all the following conditions are met:

•	Where we merge out of existence or sell our assets, the resulting or transferee corporation must agree to be legally responsible for our obligations under the debt securities;
•	The merger or sale of assets must not cause a default on the debt securities and we must not already be in default (unless the merger or sale would cure the default). For purposes of this no-default test, a default would include an Event of Default that has occurred and has not been cured, as described under “Events of Default” above. A default for this purpose would also include any event that would be an Event of Default if the requirements for giving us a notice of default or our default having to exist for a specific period of time were disregarded;
•	We must deliver certain certificates and documents to the trustee; and
•	We must satisfy any other requirements specified in the prospectus supplement relating to a particular series of debt securities.

Modification or Waiver

There are three types of changes we can make to the indenture and the debt securities issued thereunder.

Changes Requiring Your Approval

First, there are changes that we cannot make to your debt securities without your specific approval. The following is a list of those types of changes:

•	change the stated maturity of the principal of, or interest on, a debt security or the terms of any sinking fund with respect to any security;
•	reduce any amounts due on a debt security;
•	reduce the amount of principal payable upon acceleration of the maturity of an original issue discount or indexed security following a default or upon the redemption thereof or the amount thereof provable in a bankruptcy proceeding;
•	adversely affect any right of repayment at the holder’s option;
•	change the place (except as otherwise described in the prospectus or prospectus supplement) or currency of payment on a debt security;
•	impair your right to sue for payment;
•	adversely affect any right to convert or exchange a debt security in accordance with its terms;
•	reduce the percentage of holders of debt securities whose consent is needed to modify or amend the indenture;

•	reduce the percentage of holders of debt securities whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults or reduce the percentage of holders of debt securities required to satisfy quorum or voting requirements at a meeting of holders;
•	modify any other aspect of the provisions of the indenture dealing with supplemental indentures with the consent of holders, waiver of past defaults, or the waiver of certain covenants; and
•	change any obligation we have to pay additional amounts.

Changes Not Requiring Approval

The second type of change does not require any vote by the holders of the debt securities. This type is limited to clarifications, establishment of the form or terms of new securities of any series as permitted by the indenture and certain other changes that would not adversely affect holders of the outstanding debt securities in any material respect. We also do not need any approval to make any change that affects only debt securities to be issued under the indenture after the change takes effect.

Changes Requiring Majority Approval

Any other change to the indenture and the debt securities would require the following approval:

•	If the change affects only one series of debt securities, it must be approved by the holders of a majority in principal amount of that series.
•	If the change affects more than one series of debt securities issued under the same indenture, it must be approved by the holders of a majority in principal amount of all of the series affected by the change, with all affected series voting together as one class for this purpose.

In each case, the required approval must be given by written consent.

The holders of a majority in principal amount of a series of debt securities issued under the indenture, voting together as one class for this purpose, may waive our compliance with some of our covenants applicable to that series of debt securities. However, we cannot obtain a waiver of a payment default or of any of the matters covered by the bullet points included above under “— Changes Requiring Your Approval.”

Further Details Concerning Voting

When taking a vote, we will use the following rules to decide how much principal to attribute to a debt security:

•	For original issue discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of these debt securities were accelerated to that date because of a default.
•	For debt securities whose principal amount is not known (for example, because it is based on an index), we will use the principal face amount at original issuance or a special rule for that debt security described in the prospectus supplement.
•	For debt securities denominated in one or more foreign currencies, we will use the U.S. dollar equivalent.

Debt securities will not be considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust money for their payment or redemption or if we, any other obligor, or any affiliate of us or any obligor own such debt securities. Debt securities will also not be eligible to vote if they have been fully defeased as described later under “Defeasance — Full Defeasance.”

We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding indenture securities that are entitled to vote or take other action under the indenture. However, the record date may not be more than 30 days before the date of the first solicitation of holders to vote on or take such action. If we set a record date for a vote or other action to be taken by holders of one or more series, that vote or action may be taken only by persons who are holders of outstanding indenture securities of those series on the record date and must be taken within eleven months following the record date.

Book-entry and other indirect holders should consult their banks or brokers for information on how approval may be granted or denied if we seek to change the indenture or the debt securities or request a waiver.

Defeasance

The following provisions will be applicable to each series of debt securities unless we state in the applicable prospectus supplement that the provisions of covenant defeasance and full defeasance will not be applicable to that series.

Covenant Defeasance

Under current United States federal tax law and the indenture, we can make the deposit described below and be released from some of the restrictive covenants in the indenture under which the particular series was issued. This is called “covenant defeasance.” In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and government securities set aside in trust to repay your debt securities. If we achieved covenant defeasance and your debt securities were subordinated as described under “Indenture Provisions — Subordination” below, such subordination would not prevent the Trustee from applying due funds available to it from the deposit described in the first bullet below to the payment of amounts in respect of such debt securities. In order to achieve covenant defeasance, we must do the following:

•	We must deposit in trust for the benefit of all holders of a series of debt securities a combination of cash (in such currency in which such securities are then specified as payable at stated maturity) or government obligations applicable to such securities (determined on the basis of the currency in which such securities are then specified as payable at stated maturity) that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates and any mandatory sinking fund payments or analogous payments.
•	We must deliver to the trustee a legal opinion of our counsel confirming that, under current United States federal income tax law, we may make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit.
•	We must deliver to the trustee a legal opinion of our counsel stating that the above deposit does not require registration by us under the 1940 Act, and a legal opinion and officers’ certificate stating that all conditions precedent to covenant defeasance have been complied with.
•	Defeasance must not result in a breach or violation of, or result in a default under, the indenture or any of our other material agreements or instruments.
•	No default or event of default with respect to such debt securities shall have occurred and be continuing and no defaults or events of default related to bankruptcy, insolvency or reorganization shall occur during the next 90 days.
•	Satisfy the conditions for covenant defeasance contained in any supplemental indentures.

If we accomplish covenant defeasance, you can still look to us for repayment of the debt securities if there were a shortfall in the trust deposit or the trustee is prevented from making payment. For example, if one of the remaining Events of Default occurred (such as our bankruptcy) and the debt securities became immediately due and payable, there might be such a shortfall. However, there is no assurance that we would have sufficient funds to make payment of the shortfall.

Full Defeasance

If there is a change in United States federal tax law or we obtain an IRS ruling, as described below, we can legally release ourselves from all payment and other obligations on the debt securities of a particular series (called “full defeasance”) if we put in place the following other arrangements for you to be repaid:

•	We must deposit in trust for the benefit of all holders of a series of debt securities a combination of cash (in such currency in which such securities are then specified as payable at stated maturity) or government obligations applicable to such securities (determined on the basis of the currency in which such securities are then specified as payable at stated maturity) that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates and any mandatory sinking fund payments or analogous payments.
•	We must deliver to the trustee a legal opinion confirming that there has been a change in current United States federal tax law or an IRS ruling that allows us to make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit. Under current United States federal tax law, the deposit and our legal release from the debt securities would be treated as though we paid you your share of the cash and notes or bonds at the time the cash and notes or bonds were deposited in trust in exchange for your debt securities and you would recognize gain or loss on the debt securities at the time of the deposit.
•	We must deliver to the trustee a legal opinion of our counsel stating that the above deposit does not require registration by us under the 1940 Act, and a legal opinion and officers’ certificate stating that all conditions precedent to defeasance have been complied with.
•	Defeasance must not result in a breach or violation of, or constitute a default under, of the indenture or any of our other material agreements or instruments.
•	No default or event of default with respect to such debt securities shall have occurred and be continuing and no defaults or events of default related to bankruptcy, insolvency or reorganization shall occur during the next 90 days.
•	Satisfy the conditions for full defeasance contained in any supplemental indentures.

If we ever did accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment of the debt securities. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever became bankrupt or insolvent. If we achieved covenant defeasance and your debt securities were subordinated as described under “Indenture Provisions — Subordination” below, such subordination would not prevent the Trustee from applying due funds available to it from the deposit described in the immediately preceding paragraph to the payment of amounts in respect of such debt securities.

Form, Exchange and Transfer of Certificated Registered Securities

If registered debt securities cease to be issued in book-entry form, they will be issued:

•	only in fully registered certificated form,
•	without interest coupons, and
•	unless we indicate otherwise in the prospectus supplement, in denominations of $1,000 and amounts that are multiples of $1,000.

Holders may exchange their certificated securities for debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed and as long as the denomination is greater than the minimum denomination for such securities.

Holders may exchange or transfer their certificated securities at the office of the trustee. We have appointed the trustee to act as our agent for registering debt securities in the names of holders transferring debt securities. We may appoint another entity to perform these functions or perform them ourselves.

Holders will not be required to pay a service charge to transfer or exchange their certificated securities, but they may be required to pay any tax or other governmental charge associated with the transfer or exchange. The transfer or exchange will be made only if our transfer agent is satisfied with the holder’s proof of legal ownership.

If we have designated additional transfer agents for your debt security, they will be named in your prospectus supplement. We may appoint additional transfer agents or cancel the appointment of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts.

If any certificated securities of a particular series are redeemable and we redeem less than all the debt securities of that series, we may block the transfer or exchange of those debt securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers or exchanges of any certificated securities selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any debt security that will be partially redeemed.

If a registered debt security is issued in book-entry form, only the depositary will be entitled to transfer and exchange the debt security as described in this subsection, since it will be the sole holder of the debt security.

Resignation of Trustee

Each trustee may resign or be removed with respect to one or more series of indenture securities provided that a successor trustee is appointed to act with respect to these series and has accepted such appointment. In the event that two or more persons are acting as trustee with respect to different series of indenture securities under the indenture, each of the trustees will be a trustee of a trust separate and apart from the trust administered by any other trustee.

Indenture Provisions — Subordination

Upon any distribution of our assets upon our dissolution, winding up, liquidation or reorganization, the payment of the principal of (and premium, if any) and interest, if any, on any indenture securities denominated as subordinated debt securities is to be subordinated to the extent provided in the indenture in right of payment to the prior payment in full of all Designated Senior Indebtedness (as defined below), but our obligation to you to make payment of the principal of (and premium, if any) and interest, if any, on such subordinated debt securities will not otherwise be affected. In addition, no payment on account of principal (or premium, if any), sinking fund or interest, if any, may be made on such subordinated debt securities at any time unless full payment of all amounts due in respect of the principal (and premium, if any), sinking fund and interest on Designated Senior Indebtedness has been made or duly provided for in money or money’s worth.

In the event that, notwithstanding the foregoing, any payment by us is received by the trustee in respect of subordinated debt securities or by the holders of any of such subordinated debt securities, upon our dissolution, winding up, liquidation or reorganization before all Designated Senior Indebtedness is paid in full, the payment or distribution must be paid over to the holders of the Designated Senior Indebtedness or on their behalf for application to the payment of all the Designated Senior Indebtedness remaining unpaid until all the Designated Senior Indebtedness has been paid in full, after giving effect to any concurrent payment or distribution to the holders of the Designated Senior Indebtedness. Subject to the payment in full of all Designated Senior Indebtedness upon this distribution by us, the holders of such subordinated debt securities will be subrogated to the rights of the holders of the Designated Senior Indebtedness to the extent of payments made to the holders of the Designated Senior Indebtedness out of the distributive share of such subordinated debt securities.

By reason of this subordination, in the event of a distribution of our assets upon our insolvency, certain of our senior creditors may recover more, ratably, than holders of any subordinated debt securities or the holders of any indenture securities that are not Designated Senior Indebtedness or subordinated debt securities. The indenture provides that these subordination provisions will not apply to money and securities held in trust under the defeasance provisions of the indenture.

Designated Senior Indebtedness is defined in the indenture as the principal of (and premium, if any) and unpaid interest on:

•	our indebtedness (including indebtedness of others guaranteed by us), whenever created, incurred, assumed or guaranteed, for money borrowed, that we have designated as “Designated Senior Indebtedness” for purposes of the indenture and in accordance with the terms of the indenture (including any indenture securities designated as Designated Senior Indebtedness), and
•	renewals, extensions, modifications and refinancings of any of this indebtedness.

If this prospectus is being delivered in connection with the offering of a series of indenture securities denominated as subordinated debt securities, the accompanying prospectus supplement will set forth the approximate amount of our Designated Senior Indebtedness and of our other indebtedness outstanding as of a recent date.

Secured Indebtedness

Certain of our indebtedness, including certain series of indenture securities, may be secured. The prospectus supplement for each series of indenture securities will describe the terms of any security interest for such series and will indicate the approximate amount of our secured indebtedness as of a recent date. In the event of a distribution of our assets upon our insolvency, the holders of unsecured indenture securities may recover less, ratably, than holders of any of our secured indebtedness.

The Trustee under the Indenture

Deutsche Bank Trust Company Americas serves as the trustee under the indenture.

Certain Considerations Relating to Foreign Currencies

Debt securities denominated or payable in foreign currencies may entail significant risks. These risks include the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary market. These risks will vary depending upon the currency or currencies involved and will be more fully described in the applicable prospectus supplement.

DESCRIPTION OF OUR WARRANTS

The following is a general description of the terms of the warrants we may issue from time to time. Particular terms of any warrants we offer will be described in the prospectus supplement relating to such warrants and will be subject to compliance with the 1940 Act.

We may issue warrants to purchase shares of our common stock or debt securities. Such warrants may be issued independently or together with shares of common stock or debt securities and may be attached or separate from such securities. We will issue each series of warrants under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants.

A prospectus supplement will describe the particular terms of any series of warrants we may issue, including the following:

•	the title and aggregate number of such warrants;
•	the price or prices at which such warrants will be issued;
•	the currency or currencies, including composite currencies, in which the price of such warrants may be payable;
•	if applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each such security or each principal amount of such security;
•	in the case of warrants to purchase debt securities, the principal amount of debt securities purchasable upon exercise of one warrant and the price at which and the currency or currencies, including composite currencies, in which this principal amount of debt securities may be purchased upon such exercise;
•	in the case of warrants to purchase common stock, the number of shares of common stock purchasable upon exercise of one warrant and the price at which and the currency or currencies, including composite currencies, in which these shares may be purchased upon such exercise;
•	the date on which the right to exercise such warrants shall commence and the date on which such right will expire (subject to any extension);
•	whether such warrants will be issued in registered form or bearer form;
•	if applicable, the minimum or maximum amount of such warrants that may be exercised at any one time;
•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;
•	the terms of any rights to redeem, or call such warrants;
•	information with respect to book-entry procedures, if any;
•	the terms of the securities issuable upon exercise of the warrants;
•	if applicable, a discussion of certain U.S. federal income tax considerations; and
•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

We and the warrant agent may amend or supplement the warrant agreement for a series of warrants without the consent of the holders of the warrants issued thereunder to effect changes that are not inconsistent with the provisions of the warrants and that do not materially and adversely affect the interests of the holders of the warrants.

Each warrant will entitle the holder to purchase for cash such common stock at the exercise price or such principal amount of debt securities as shall in each case be set forth in, or be determinable as set forth in, the prospectus supplement relating to the warrants offered thereby. Warrants may be exercised as set forth in the prospectus supplement beginning on the date specified therein and continuing until the close of business on the expiration date set forth in the prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

Upon receipt of payment and a warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the securities purchasable upon such exercise. If less than all of the warrants represented by such warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants. If we so indicate in the applicable prospectus supplement, holders of the warrants may surrender securities as all or part of the exercise price for warrants.

Prior to exercising their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including, in the case of warrants to purchase debt securities, the right to receive principal, premium, if any, or interest payments, on the debt securities purchasable upon exercise or to enforce covenants in the applicable indenture or, in the case of warrants to purchase common stock, the right to receive dividends or other distributions, if any, or payments upon our liquidation, dissolution or winding up or to exercise any voting rights.

Under the 1940 Act, we may generally only offer warrants provided that (i) the warrants expire by their terms within ten years, (ii) the exercise or conversion price is not less than the current market value at the date of issuance, (iii) our stockholders authorize the proposal to issue such warrants, and our board of directors approves such issuance on the basis that the issuance is in the best interests of us and our stockholders and (iv) if the warrants are accompanied by other securities, the warrants are not separately transferable unless no class of such warrants and the securities accompanying them has been publicly distributed. The 1940 Act also provides that the amount of our voting securities that would result from the exercise of all outstanding warrants, as well as options and rights, at the time of issuance may not exceed 25% of our outstanding voting securities. At our 2011 Annual Meeting of Stockholders, our stockholders approved a proposal to authorize us to issue securities to subscribe to, convert to, or purchase shares of our common stock in one or more offerings, including under such circumstance. Such authorization has no expiration.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a general summary of the material U.S. federal income tax considerations applicable to us and to an investment in our shares. This summary does not purport to be a complete description of the income tax considerations applicable to such an investment. For example, we have not described tax consequences that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including stockholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, dealers in securities, a trader in securities that elects to use a market-to-market method of accounting for its securities holdings, pension plans and trusts, and financial institutions. This summary assumes that investors hold our common stock as capital assets (within the meaning of the Code). The discussion is based upon the Code, Treasury regulations, and administrative and judicial interpretations, each as of the date of this prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. We have not sought and will not seek any ruling from the IRS regarding this offering. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if we invested in tax-exempt securities or certain other investment assets.

This summary does not discuss the consequences of an investment in our debt securities or warrants representing rights to purchase shares of our common stock or debt securities. The U.S. federal income tax consequences of such an investment will be discussed in the relevant prospectus supplement.

A “U.S. stockholder” generally is a beneficial owner of shares of our common stock who is for U.S. federal income tax purposes:

•	A citizen or individual resident of the United States;
•	A corporation or other entity treated as a corporation, for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof;
•	A trust if a court within the United States is asked to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantive decisions of the trust; or
•	An estate, the income of which is subject to U.S. federal income taxation regardless of its source.

A “Non-U.S. stockholder” generally is a beneficial owner of shares of our common stock that is not a U.S. stockholder for U.S. federal income tax purposes.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective stockholder that is a partner of a partnership holding shares of our common stock should consult his, her or its tax advisers with respect to the purchase, ownership and disposition of shares of our common stock.

Tax matters are very complicated and the tax consequences to an investor of an investment in our shares will depend on the facts of his, her or its particular situation. We encourage investors to consult their own tax advisers regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty and the effect of any possible changes in the tax laws.

Election to be Taxed as a RIC

As a business development company, we have elected to be treated, and intend to qualify annually, as a RIC under Subchapter M of the Code, beginning with our 2008 taxable year. As a RIC, we generally will not have to pay corporate-level U.S. federal income taxes on any income that we distribute to our stockholders as dividends. To continue to qualify as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, to qualify for RIC tax treatment we must distribute to our stockholders, for each taxable year, at least 90% of our “investment company taxable income,” which is generally our ordinary income plus the excess of our realized net short-term capital gains over our realized net long-term capital losses (the “Annual Distribution Requirement”).

Taxation as a Regulated Investment Company

For any taxable year in which we:

•	qualify as a RIC; and
•	satisfy the Annual Distribution Requirement,

we generally will not be subject to U.S. federal income tax on the portion of our income we distribute (or are deemed to distribute) to stockholders. We will be subject to U.S. federal income tax at the regular corporate rates on any income or capital gains not distributed (or deemed distributed) to our stockholders.

We will be subject to a 4% nondeductible U.S. federal excise tax on certain undistributed income unless we distribute in a timely manner an amount at least equal to the sum of (1) 98% of our net ordinary income for each calendar year, (2) 98.2% of our capital gain net income for the one-year period ending October 31 in that calendar year and (3) any income recognized, but not distributed, in preceding years on which we do not pay any federal income tax (the “Excise Tax Avoidance Requirement”). We generally will endeavor in each taxable year to make sufficient distributions to our stockholders to avoid any U.S. federal excise tax on our earnings.

In order to qualify as a RIC for U.S. federal income tax purposes, we must, among other things:

•	continue to qualify as a business development company under the 1940 Act at all times during each taxable year;
•	derive in each taxable year at least 90% of our gross income from dividends, interest, payments with respect to loans of certain securities, gains from the sale of stock or other securities, net income from certain “qualified publicly traded partnerships,” or other income derived with respect to our business of investing in such stock or securities (the “90% Income Test”); and
•	diversify our holdings so that at the end of each quarter of the taxable year:
•	at least 50% of the value of our assets consists of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of the issuer; and
•	no more than 25% of the value of our assets is invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships” (the “Diversification Tests”).

Qualified earnings may exclude such income as management fees received in connection with our SBIC subsidiaries or other potential outside managed funds and certain other fees.

In accordance with certain applicable Treasury regulations and private letter rulings issued by the Internal Revenue Service, a RIC may treat a distribution of its own stock as fulfilling its RIC annual distribution requirements if each stockholder may elect to receive his or her entire distribution in either cash or stock of the RIC, subject to a cap on the aggregate amount of cash required to be distributed to all stockholders which cap must be at least 20% of the aggregate declared distribution. If too many stockholders elect to receive cash, each stockholder electing to receive cash must receive a pro rata amount of cash (with the balance of the distribution paid in stock). In no event will any stockholder, electing to receive cash, receive less than 20% of his or her entire distribution in cash. If these and certain other requirements are met, for U.S. federal income tax purposes, the amount of the dividend paid in stock will be equal to the amount of cash that could have been received instead of stock. We have no current intention of paying dividends in shares of our stock in accordance with these Treasury regulations or private letter rulings.

We may be required to recognize taxable income in circumstances in which we do not receive cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK interest or, in certain cases, increasing interest rates or issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as PIK interest, deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock, or certain income with respect to equity investments in foreign corporations. Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of accrual, we may be required to make a distribution to our stockholders in order to satisfy the Annual Distribution Requirement, even though we will not have received any corresponding cash amount.

Gain or loss realized by us from the sale or exchange of warrants acquired by us as well as any loss attributable to the lapse of such warrants generally will be treated as capital gain or loss. Such gain or loss generally will be long-term or short-term, depending on how long we held a particular warrant.

Although we do not presently expect to do so, we are authorized to borrow funds and to sell assets in order to satisfy distribution requirements. However, under the 1940 Act, we are not permitted to make distributions to our stockholders while our debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. Moreover, our ability to dispose of assets to meet our distribution requirements may be limited by (1) the illiquid nature of our portfolio and/or (2) other requirements relating to our status as a RIC, including the Diversification Tests. If we dispose of assets in order to meet the Annual Distribution Requirement or the Excise Tax Avoidance Requirement, we may make such dispositions at times that, from an investment standpoint, are not advantageous. If we are prohibited from making distributions or are unable to obtain cash from other sources to make the distributions, we may fail to qualify as a RIC, which would result in us becoming subject to corporate-level federal income tax.

In addition, we will be partially dependent on our SBIC subsidiaries for cash distributions to enable us to meet the RIC distribution requirements. Our SBIC subsidiaries may be limited by the Small Business Investment Act of 1958, and SBA regulations governing SBICs, from making certain distributions to us that may be necessary to maintain our status as a RIC. We may have to request a waiver of the SBA’s restrictions for our SBIC subsidiaries to make certain distributions to maintain our RIC status. We cannot assure you that the SBA will grant such waiver. If our SBIC subsidiaries are unable to obtain a waiver, compliance with the SBA regulations may cause us to fail to qualify as a RIC, which would result in us becoming subject to corporate-level federal income tax.

The remainder of this discussion assumes that we qualify as a RIC and have satisfied the Annual Distribution Requirement.

Any transactions in options, futures contracts, constructive sales, hedging, straddle, conversion or similar transactions, and forward contracts will be subject to special tax rules, the effect of which may be to accelerate income to us, defer losses, cause adjustments to the holding periods of our investments, convert long-term capital gains into short-term capital gains, convert short-term capital losses into long-term capital losses or have other tax consequences. These rules could affect the amount, timing and character of distributions to stockholders. We do not currently intend to engage in these types of transactions.

A RIC is limited in its ability to deduct expenses in excess of its “investment company taxable income” (which is, generally, ordinary income plus net realized short-term capital gains in excess of net realized long-term capital losses). If our expenses in a given year exceed gross taxable income (e.g., as the result of large amounts of equity-based compensation), we would experience a net operating loss for that year. However, a RIC is not permitted to carry forward net operating losses to subsequent years. In addition, expenses can be used only to offset investment company taxable income, not net capital gain. Due to these limits on the deductibility of expenses, we may for tax purposes have aggregate taxable income for several years that we are required to distribute and that is taxable to our stockholders even if such income is greater than the aggregate net income we actually earned during those years. Such required distributions may be made from our cash assets or by liquidation of investments, if necessary. We may realize gains or losses from such liquidations. In the event we realize net capital gains from such transactions, you may receive a larger capital gain distribution than you would have received in the absence of such transactions.

Investment income received from sources within foreign countries, or capital gains earned by investing in securities of foreign issuers, may be subject to foreign income taxes withheld at the source. In this regard, withholding tax rates in countries with which the United States does not have a tax treaty are often as high as 35% or more. The United States has entered into tax treaties with many foreign countries that may entitle us to a reduced rate of tax or exemption from tax on this related income and gains. The effective rate of foreign tax cannot be determined at this time since the amount of our assets to be invested within various countries is not now known. We do not anticipate being eligible for the special election that allows a RIC to treat foreign income taxes paid by such RIC as paid by its stockholders.

If we acquire stock in certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, rents, royalties or capital gain) or hold at least 50% of their total assets in investments producing such passive income (“passive foreign investment companies”), We could be subject to federal income tax and additional interest charges on “excess distributions” received from such companies or gain from the sale of stock in such companies, even if all income or gain actually received by us is timely distributed to our stockholders. We would not be able to pass through to our stockholders any credit or deduction for such a tax. Certain elections may, if available, ameliorate these adverse tax consequences, but any such election requires us to recognize taxable income or gain without the concurrent receipt of cash. We intend to limit and/or manage our holdings in passive foreign investment companies to minimize our tax liability.

Foreign exchange gains and losses realized by us in connection with certain transactions involving non-dollar debt securities, certain foreign currency futures contracts, foreign currency option contracts, foreign currency forward contracts, foreign currencies, or payables or receivables denominated in a foreign currency are subject to Code provisions that generally treat such gains and losses as ordinary income and losses and may affect the amount, timing and character of distributions to our stockholders. Any such transactions that are not directly related to our investment in securities (possibly including speculative currency positions or currency derivatives not used for hedging purposes) could, under future Treasury regulations, produce income not among the types of “qualifying income” from which a RIC must derive at least 90% of its annual gross income.

Taxation of U.S. Stockholders

Distributions by us generally are taxable to U.S. stockholders as ordinary income or capital gains. Distributions of our “investment company taxable income” (which is, generally, our net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. stockholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional common stock. To the extent such distributions paid by us to non-corporate stockholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions (“Qualifying Dividends”) may be eligible for a maximum tax rate of 20%, provided holding period and other requirements are met at both the stockholder and company levels. In this regard, it is anticipated that distributions paid by us will generally not be attributable to dividends and, therefore, generally will not qualify for the 20% maximum rate applicable to Qualifying Dividends. Distributions of our net capital gains (which are generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly reported by us as “capital gain dividends” in written statements furnished to our stockholders will be taxable to a U.S. stockholder as long-term capital gains that are currently taxable at a maximum rate of 20% in the case of individuals, trusts or estates, regardless of the U.S. stockholder’s holding period for his, her or its common stock and regardless of whether paid in cash or reinvested in additional common stock. Distributions in excess of our earnings and profits first will reduce a U.S. stockholder’s adjusted tax basis in such stockholder’s common stock and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. stockholder.

We may retain some or all of our realized net long-term capital gains in excess of realized net short-term capital losses, but designate the retained net capital gain as a “deemed distribution.” In that case, among other consequences, we will pay tax on the retained amount, each U.S. stockholder will be required to include his, her or its share of the deemed distribution in income as if it had been actually distributed to the U.S. stockholder, and the U.S. stockholder will be entitled to claim a credit equal to his, her or its allocable share of the tax paid thereon by us. Because we expect to pay tax on any retained capital gains at our regular corporate tax rate, and because that rate is in excess of the maximum rate currently payable by individuals on long-term capital gains, the amount of tax that individual U.S. stockholders will be treated as having paid will exceed the tax they owe on the capital gain distribution and such excess generally may be refunded or claimed as a credit against the U.S. stockholder’s other U.S. federal income tax obligations or may be refunded to the extent it exceeds a stockholder’s liability for federal income tax. A stockholder that is not subject to federal income tax or otherwise required to file a federal income tax return would be required to file a federal income tax return on the appropriate form in order to claim a refund for the taxes we paid. The amount of the deemed distribution net of such tax will be added to the U.S. stockholder’s cost basis for his, her or its common stock. In order to utilize the deemed distribution approach, we must provide written notice to our stockholders prior to the expiration of 60 days after the close of the relevant taxable year. We cannot treat any of our investment company taxable income as a “deemed distribution.”

For purposes of determining (1) whether the Annual Distribution Requirement is satisfied for any year and (2) the amount of the deduction for ordinary income and capital gain dividends paid for that year, we may, under certain circumstances, elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question. If we make such an election, the U.S. stockholder will still be treated as receiving the dividend in the taxable year in which the distribution is made. However, any dividend declared by us in October, November or December of any calendar year, payable to stockholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been received by our U.S. stockholders on December 31 of the year in which the dividend was declared.

If an investor purchases shares of our common stock shortly before the record date of a distribution, the price of the shares will include the value of the distribution and the investor will be subject to tax on the distribution even though economically it may represent a return of his, her or its investment.

A U.S. stockholder generally will recognize taxable gain or loss if the U.S. stockholder sells or otherwise disposes of his, her or its shares of our common stock. The amount of gain or loss will be measured by the difference between such U.S. stockholder’s adjusted tax basis in the common stock sold and the amount of the proceeds received in exchange. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the U.S. stockholder has held his, her or its shares for more than one year. Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of shares of our common stock held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such shares. In addition, all or a portion of any loss recognized upon a disposition of shares of our common stock may be disallowed if other shares of our common stock are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition. In such a case, the basis of the newly purchased shares will be adjusted to reflect the disallowed loss.

In general, U.S. stockholders taxed at individual rates currently are subject to a maximum U.S. federal income tax rate of 20% on their net capital gain (i.e., the excess of realized net long-term capital gains over realized net short-term capital losses), including any long-term capital gain derived from an investment in our shares. Such rate is lower than the maximum rate on ordinary income currently payable by such U.S. stockholders. In addition, individuals with income in excess of $200,000 ($250,000 in the case of married individuals filing jointly) and certain estates and trusts are subject to an additional 3.8% tax on their “net investment income,” which generally includes net income from interest, dividends, annuities, royalties, and rents, and net capital gains (other than certain amounts earned from trades or businesses). Corporate U.S. stockholders currently are subject to U.S. federal income tax on net capital gain at the maximum 35% rate also applied to ordinary income. Non-corporate U.S. stockholders with net capital losses for a year (i.e., capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each year any net capital losses of a non-corporate U.S. stockholder in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code. Corporate U.S. stockholders generally may not deduct any net capital losses for a year, but may carry back such losses for three years or carry forward such losses for five years.

We or the applicable withholding agent will send to each of our U.S. stockholders, as promptly as possible after the end of each calendar year, a notice reporting, on a per share and per distribution basis, the amounts includible in such U.S. stockholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the federal tax status of each year’s distributions generally will be reported to the IRS (including the amount of dividends, if any, eligible for the 20% maximum rate). Dividends paid by us generally will not be eligible for the dividends-received deduction or the preferential tax rate applicable to Qualifying Dividends because our income generally will not consist of dividends. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. stockholder’s particular situation.

In some taxable years, we may be subject to the alternative minimum tax (“AMT”). If we have tax items that are treated differently for AMT purposes than for regular tax purposes, we may apportion those items between us and our stockholders, and this may affect our stockholder’s AMT liabilities. Although regulations explaining the precise method of apportionment have not yet been issued by the Internal Revenue Service, we may apportion these items in the same proportion that dividends paid to each stockholder bear to our taxable income (determined without regard to the dividends paid deduction), unless we determine that a different method for a particular item is warranted under the circumstances. You should consult your own tax advisor to determine how an investment in our stock could affect your AMT liability.

We or the applicable withholding agent may be required to withhold U.S. federal income tax (“backup withholding”) from all distributions to any U.S. stockholder (other than a stockholder that qualifies for an exemption) (1) who fails to furnish us with a correct taxpayer identification number or a certificate that such stockholder is exempt from backup withholding or (2) with respect to whom the IRS notifies us that such stockholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is his or her social security number. Any amount withheld under backup withholding is allowed as a credit against the U. S. stockholder’s federal income tax liability, provided that proper information is provided to the IRS.

U.S. stockholders that hold their common stock through foreign accounts or intermediaries will be subject to U.S. withholding tax at a rate of 30% on dividends after June 30, 2014, and proceeds of sale of our common stock paid after December 31, 2016 if certain disclosure requirements related to U.S. accounts are not satisfied.

Dividend Reinvestment Plan  We have adopted a dividend reinvestment plan through which all dividend distributions are paid to our stockholders in the form of additional shares of our common stock, unless a stockholder elects to receive cash in accordance with the terms of the plan. See “Dividend Reinvestment Plan”. Any distributions made to a U.S. stockholder that are reinvested under the plan will nevertheless remain taxable to the U.S. stockholder. The U.S. stockholder will have an adjusted tax basis in the additional shares of our common stock purchased through the plan equal to the amount of the reinvested distribution. The additional shares will have a new holding period commencing on the day following the day on which the shares are credited to the U.S. stockholder’s account.

Taxation of Non-U.S. Stockholders

Whether an investment in the shares is appropriate for a Non-U.S. stockholder will depend upon that person’s particular circumstances. An investment in the shares by a Non-U.S. stockholder may have adverse tax consequences. Non-U.S. stockholders should consult their tax advisers before investing in our common stock.

Distributions of our “investment company taxable income” to Non-U.S. stockholders (including interest income and realized net short-term capital gains in excess of realized long-term capital losses, which generally would be free of withholding if paid to Non-U.S. stockholders directly) will be subject to withholding of federal tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of our current and accumulated earnings and profits unless an applicable exception applies. If the distributions are effectively connected with a U.S. trade or business of the Non-U.S. stockholder, we will not be required to withhold federal tax if the Non-U.S. stockholder complies with applicable certification and disclosure requirements, although the distributions will be subject to U.S. federal income tax at the rates applicable to U.S. persons. (Special certification requirements apply to a Non-U.S. stockholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their own tax advisers.)

For taxable years beginning before January 1, 2014, no withholding was required with respect to certain distributions if (i) the distributions were properly reported to our stockholders as “interest-related dividends” or “short-term capital gain dividends” in written statements to our stockholders, (ii) the distributions were derived from sources specified in the Code for such dividends and (iii) certain other requirements were satisfied. No assurance can be provided that this exemption will be extended for tax years beginning after January 1, 2014. Currently, we do not anticipate that any significant amount of our distributions would be reported as eligible for this exemption from withholding even if extended.

Actual or deemed distributions of our net capital gains to a Non-U.S. stockholder, and gains realized by a Non-U.S. stockholder upon the sale of our common stock, will not be subject to federal withholding tax and generally will not be subject to federal income tax unless the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the Non-U.S. stockholder.

The tax consequences to Non-U.S. stockholders entitled to claim the benefits of an applicable tax treaty or that are individuals that are present in the United States for 183 days or more during a taxable year may be different from those described herein. Non-U.S. stockholders are urged to consult their tax advisers with respect to the procedure for claiming the benefit of a lower treaty rate and the applicability of foreign taxes.

If we distribute our net capital gains in the form of deemed rather than actual distributions, a Non-U.S. stockholder will be entitled to a U.S. federal income tax credit or tax refund equal to the stockholder’s allocable share of the tax we pay on the capital gains deemed to have been distributed. In order to obtain the refund, the Non-U.S. stockholder must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the Non-U.S. stockholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return. For a corporate Non-U.S. stockholder, distributions (both actual and deemed), and gains realized upon the sale of our common stock that are effectively connected to a U.S. trade or business may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable treaty). Accordingly, investment in the shares may not be appropriate for a Non-U.S. stockholder.

A Non-U.S. stockholder who is a non-resident alien individual, and who is otherwise subject to withholding of federal tax, may be subject to information reporting and backup withholding of U.S. federal income tax on dividends unless the Non-U.S. stockholder provides us or the applicable withholding agent with an IRS Form W-8BEN (or an acceptable substitute form) or otherwise meets documentary evidence requirements for establishing that it is a Non-U.S. stockholder or otherwise establishes an exemption from backup withholding.

The Foreign Account Tax Compliance Act generally imposes a 30% withholding tax on payments of certain types of income to foreign financial institutions that fail to enter into an agreement with the U.S. Treasury to report certain required information with respect to accounts held by U.S. persons (or held by foreign entities that have U.S. persons as substantial owners). The types of income subject to the tax include U.S. source interest and dividends paid after June 30, 2014 and the gross proceeds from the sale of any property that could produce U.S.-source interest or dividends paid after December 31, 2016. The information required to be reported includes the identity and taxpayer identification number of each account holder that is a U.S. person and transaction activity within the holder’s account. In addition, subject to certain exceptions, this legislation also imposes a 30% withholding on payments to foreign entities that are not financial institutions unless the foreign entity certifies that it does not have a greater than 10% U.S. owner or provides the withholding agent with identifying information on each greater than 10% U.S. owner. When these provisions become effective, depending on the status of a Non-U.S. Holder and the status of the intermediaries through which they hold their shares, Non-U.S. Holders could be subject to this 30% withholding tax with respect to distributions on their shares and proceeds from the sale of their shares. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes.

Non-U.S. persons should consult their own tax advisers with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in the shares.

Failure to Qualify as a Regulated Investment Company

If we fail to satisfy the 90% Income Test or the Diversification Tests for any taxable year, we may nevertheless continue to qualify as a RIC for such year if certain relief provisions are applicable (which may, among other things, require us to pay certain corporate-level federal taxes or to dispose of certain assets).

If we were unable to qualify for treatment as a RIC and the foregoing relief provisions are not applicable, we would be subject to tax on all of our taxable income at regular corporate rates, regardless of whether we make any distributions to our stockholders. Distributions would not be required, and any distributions would be taxable to our stockholders as ordinary dividend income to the extent of our current and accumulated earnings and profits and, subject to certain limitations, may be eligible for the 20% maximum rate for noncorporate taxpayers provided certain holding period and other requirements were met. Subject to certain limitations under the Code, corporate distributees would be eligible for the dividends-received deduction. Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the stockholder’s tax basis, and any remaining distributions would be treated as a capital gain. To requalify as a RIC in a subsequent taxable year, we would be required to satisfy the RIC qualification requirements for that year and dispose of any earnings and profits from any year in which we failed to qualify as a RIC. Subject to a limited exception applicable to RICs that qualified as such under Subchapter M of the Code for at least one year prior to disqualification and that requalify as a RIC no later than the second year following the nonqualifying year, we could be subject to tax on any unrealized net built-in gains in the assets held by us during the period in which we failed to qualify as a RIC that are recognized within the subsequent 10 years (5 years for taxable years beginning prior to December 31, 2013), unless we made a special election to pay corporate-level tax on such built-in gain at the time of our requalification as a RIC.

REGULATION

Business Development Company Regulations

We have elected to be regulated as a business development company under the 1940 Act. The 1940 Act contains prohibitions and restrictions relating to transactions between business development companies and their affiliates, principal underwriters and affiliates of those affiliates or underwriters. The 1940 Act requires that a majority of the directors be persons other than “interested persons,” as that term is defined in the 1940 Act. In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a business development company unless approved by a majority of our outstanding voting securities.

The 1940 Act defines “a majority of the outstanding voting securities” as the lesser of (i) 67% or more of the voting securities present at a meeting if the holders of more than 50% of our outstanding voting securities are present or represented by proxy or (ii) 50% of our voting securities.

As a business development company, we will not generally be permitted to invest in any portfolio company in which our investment adviser or any of its affiliates currently have an investment or to make any co-investments with our investment adviser or its affiliates without an exemptive order from the SEC. Fifth Street Management has submitted an exemptive application to the SEC to permit us to co-invest with other funds managed by Fifth Street Management or its affiliates in a manner consistent with our investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. There can be no assurance that any such exemptive order will be obtained.

Qualifying Assets

Under the 1940 Act, a business development company may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which are referred to as qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets. The principal categories of qualifying assets relevant to our business are any of the following:

(1) Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC. An eligible portfolio company is defined in the 1940 Act as any issuer which:

(a) is organized under the laws of, and has its principal place of business in, the United States;

(b) is not an investment company (other than a small business investment company wholly owned by the business development company) or a company that would be an investment company but for certain exclusions under the 1940 Act; and

(c) satisfies any of the following:

(i) does not have any class of securities that is traded on a national securities exchange;

(ii) has a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non-voting common equity of less than $250 million;

(iii) is controlled by a business development company or a group of companies including a business development company and the business development company has an affiliated person who is a director of the eligible portfolio company; or

(iv) is a small and solvent company having total assets of not more than $4 million and capital and surplus of not less than $2 million.

(2) Securities of any eligible portfolio company that we control.

(3) Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

(4) Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity of the eligible portfolio company.

(5) Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.

(6) Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.

In addition, a business development company must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above.

Managerial Assistance to Portfolio Companies

In order to count portfolio securities as qualifying assets for the purpose of the 70% test, we must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance; except that, where we purchase such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance. Making available managerial assistance means, among other things, any arrangement whereby the business development company, through its directors, officers or employees, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company.

Temporary Investments

Pending investment in other types of “qualifying assets,” as described above, our investments may consist of cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment, which we refer to, collectively, as temporary investments, so that 70% of our assets are qualifying assets. Typically, we will invest in U.S. Treasury bills or in repurchase agreements, provided that such agreements are fully collateralized by cash or securities issued by the U.S. government or its agencies. A repurchase agreement (which is substantially similar to a secured loan) involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price that is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, if more than 25% of our total assets constitute repurchase agreements from a single counterparty, we would not meet the diversification tests in order to qualify as a RIC for U.S. federal income tax purposes. Thus, we do not intend to enter into repurchase agreements with a single counterparty in excess of this limit. Our investment adviser will monitor the creditworthiness of the counterparties with which we enter into repurchase agreement transactions.

Senior Securities

We are permitted, under specified conditions, to issue multiple classes of debt and one class of stock senior to our common stock if our asset coverage, as defined in the 1940 Act, is at least equal to 200% immediately after each such issuance. In addition, while any senior securities remain outstanding, we may be prohibited from making distributions to our stockholders or repurchasing such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage. For a discussion of the risks associated with leverage, see “Risk Factors — Risks Relating to Our Business and Structure — Regulations governing our operation as a business development company and RIC affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth” and “— Because we borrow money, the potential for loss on amounts invested in us will be magnified and may increase the risk of investing in us.”

Common Stock

We are not generally able to issue and sell our common stock at a price below net asset value per share. We may, however, sell our common stock, warrants, options or rights to acquire our common stock, at a price below the current net asset value of the common stock if our Board of Directors determines that such sale is in our best interests and that of our stockholders, and our stockholders approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price which, in the determination of our Board of Directors, closely approximates the market value of such securities (less any distributing commission or discount). We may also make rights offerings to our stockholders at prices per share less than the net asset value per share, subject to applicable requirements of the 1940 Act. See “Risk Factors — Risks Relating to Our Business and Structure — Regulations governing our operation as a business development company affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth.”

Code of Ethics

We have adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act and we have also approved the investment adviser’s code of ethics that was adopted by it under Rule 17j-1 under the 1940 Act and Rule 204A-1 of the Advisers Act. These codes establish procedures for personal investments and restrict certain personal securities transactions. Personnel subject to the code may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements. You may also read and copy the codes of ethics at the SEC’s Public Reference Room located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the codes of ethics are available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov. and are available at our corporate governance webpage at http://ir.fifthstreetfinance.com/governance.cfm.

Compliance Policies and Procedures

We and our investment adviser have adopted and implemented written policies and procedures reasonably designed to prevent violation of the federal securities laws and are required to review these compliance policies and procedures annually for their adequacy and the effectiveness of their implementation. Our chief compliance officer is responsible for administering these policies and procedures.

Proxy Voting Policies and Procedures

We have delegated our proxy voting responsibility to our investment adviser. The proxy voting policies and procedures of our investment adviser are set forth below. The guidelines are reviewed periodically by our investment adviser and our non-interested directors, and, accordingly, are subject to change.

Introduction

As an investment adviser registered under the Investment Advisers Act of 1940, our investment adviser has a fiduciary duty to act solely in the best interests of its clients. As part of this duty, it recognizes that it must vote client securities in a timely manner free of conflicts of interest and in the best interests of its clients.

These policies and procedures for voting proxies for the investment advisory clients of our investment adviser are intended to comply with Section 206 of, and Rule 206(4)-6 under, the Advisers Act.

Proxy policies

Our investment adviser will vote proxies relating to our securities in the best interest of our stockholders. It will review on a case-by-case basis each proposal submitted for a stockholder vote to determine its impact on the portfolio securities held by us. Although our investment adviser will generally vote against proposals that may have a negative impact on our portfolio securities, it may vote for such a proposal if there exists compelling long-term reasons to do so.

The proxy voting decisions of our investment adviser are made by the officers who are responsible for monitoring each of our investments. To ensure that its vote is not the product of a conflict of interest, our investment adviser will require that: (a) anyone involved in the decision-making process disclose to its chief compliance officer any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote; and (b) employees involved in the decision-making process or vote administration are prohibited from revealing how our investment adviser intends to vote on a proposal in order to reduce any attempted influence from interested parties.

Proxy voting records

You may obtain information, without charge, regarding how we voted proxies with respect to our portfolio securities by making a written request for proxy voting information to: Chief Compliance Officer, 10 Bank Street, 12th Floor, White Plains, NY 10606.

Other

We are subject to periodic examination by the SEC for compliance with the 1940 Act.

We are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Furthermore, as a business development company, we are prohibited from protecting any director or officer against any liability to us or our stockholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

Securities Exchange Act and Sarbanes-Oxley Act Compliance

We are subject to the reporting and disclosure requirements of the Exchange Act, including the filing of quarterly, annual and current reports, proxy statements and other required items. In addition, we are subject to the Sarbanes-Oxley Act, which imposes a wide variety of regulatory requirements on publicly-held companies and their insiders. For example:

•	pursuant to Rule 13a-14 of the Exchange Act, our chief executive officer and chief financial officer are required to certify the accuracy of the financial statements contained in our periodic reports;
•	pursuant to Item 307 of Regulation S-K, our periodic reports are required to disclose our conclusions about the effectiveness of our disclosure controls and procedures; and
•	pursuant to Rule 13a-15 of the Exchange Act, our management will be required to prepare a report regarding its assessment of our internal control over financial reporting. Our independent registered public accounting firm will be required to audit our internal control over financial reporting.

Small Business Investment Company Regulations

Our wholly-owned subsidiaries’ SBIC licenses allow them to obtain leverage by issuing SBA-guaranteed debentures, subject to customary procedures. SBA-guaranteed debentures are non-recourse, interest only debentures with interest payable semi-annually and have a ten year maturity. The principal amount of SBA-guaranteed debentures is not required to be paid prior to maturity but may be prepaid at any time without penalty. The interest rate of SBA-guaranteed debentures is fixed at the time of issuance at a market-driven spread over U.S. Treasury Notes with 10-year maturities.

SBICs are designed to stimulate the flow of private equity capital to eligible small businesses. Under SBA regulations, SBICs may make loans to eligible small businesses and invest in the equity securities of small businesses. Under present SBA regulations, eligible small businesses include businesses that have a tangible net worth not exceeding $19.5 million and have average annual fully taxed net income not exceeding $6.5 million for the two most recent fiscal years. In addition, an SBIC must devote 25% of its investment activity to “smaller” concerns as defined by the SBA. A smaller concern is one that has a tangible net worth not exceeding $6 million and has average annual fully taxed net income not exceeding $2 million for the two most recent fiscal years. SBA regulations also provide alternative size standard criteria to determine eligibility, which depend on the industry in which the business is engaged and are based on such factors as the number of employees and gross sales. According to SBA regulations, SBICs may make long-term loans to small businesses, invest in the equity securities of such businesses and provide them with consulting and advisory services.

SBA regulations currently limit the amount that an SBIC subsidiary may borrow to a maximum of $150 million when it has at least $75 million in regulatory capital. Affiliated SBICs are permitted to issue up to a combined maximum amount of $225 million when they have at least $112.5 million in regulatory capital. As of September 30, 2014, one of our SBIC subsidiaries had $75 million in regulatory capital and $150 million in SBA-guaranteed debentures outstanding, which had a fair value of $134.0 million. As of September 30, 2014, our other SBIC subsidiary had $37.5 million in regulatory capital and $75.0 million in SBA-guaranteed debentures outstanding, which had a fair value of $63.1 million.

We have received exemptive relief from the Securities and Exchange Commission (“SEC”) to permit us to exclude the debt of our SBIC subsidiaries guaranteed by the SBA from the definition of senior securities in the 200% asset coverage test under the 1940 Act. This allows us increased flexibility under the 200% asset coverage test by permitting us to borrow up to $225 million more than we would otherwise be able to absent the receipt of this exemptive relief.

The SBA restricts the ability of SBICs to repurchase their capital stock. SBA regulations also include restrictions on a “change of control” or transfer of an SBIC and require that SBICs invest idle funds in accordance with SBA regulations. In addition, our SBIC subsidiaries may also be limited in their ability to make distributions to us if they do not have sufficient capital, in accordance with SBA regulations.

Our SBIC subsidiaries are subject to regulation and oversight by the SBA, including requirements with respect to maintaining certain minimum financial ratios and other covenants. Receipt of SBIC licenses does not assure that our SBIC subsidiaries will receive SBA guaranteed debenture funding, which is dependent upon our SBIC subsidiaries continuing to be in compliance with SBA regulations and policies. The SBA, as a creditor, will have a superior claim to our SBIC subsidiaries’ assets over our stockholders in the event we liquidate our SBIC subsidiaries or the SBA exercises its remedies under the SBA-guaranteed debentures issued by our SBIC subsidiaries upon an event of default.

The NASDAQ Global Select Market Corporate Governance Regulations

The NASDAQ Global Select Market has adopted corporate governance regulations that listed companies must comply with. We are in compliance with such corporate governance regulations applicable to business development companies.

PLAN OF DISTRIBUTION

We may offer, from time to time, in one or more offerings or series, up to $1,500,000,000 of our common stock, debt securities or warrants to purchase common stock or debt securities, in one or more underwritten public offerings, at-the-market offerings, negotiated transactions, block trades, best efforts offerings or a combination of these methods. We may sell the securities through underwriters or dealers, directly to one or more purchasers through agents or through a combination of any such methods of sale. Any underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement. A prospectus supplement or supplements will also describe the terms of the offering of the securities, including: the purchase price of the securities and the proceeds we will receive from the sale; any over-allotment options under which underwriters may purchase additional securities from us; any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation; the public offering price; any discounts or concessions allowed or re-allowed or paid to dealers; and any securities exchange or market on which the securities may be listed. Only underwriters named in the prospectus supplement will be underwriters of the securities offered by the prospectus supplement.

The distribution of our securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, or at negotiated prices, provided, however, that the offering price per share of our common stock, less any underwriting commissions and discounts or agency fees paid by us, must equal or exceed the net asset value per share of our common stock.

In connection with the sale of our securities, underwriters or agents may receive compensation from us or from purchasers of our securities, for whom they may act as agents, in the form of discounts, concessions or commissions. Our common stockholders will bear, directly or indirectly, the expenses of any offering of our securities, including debt securities.

Underwriters may sell our securities to or through dealers and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of our securities may be deemed to be underwriters under the Securities Act, and any discounts and commissions they receive from us and any profit realized by them on the resale of our securities may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified and any such compensation received from us will be described in the applicable prospectus supplement.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third parties in such sale transactions will be underwriters and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

Any underwriter may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum price. Syndicate-covering or other short-covering transactions involve purchases of the securities, either through exercise of the over-allotment option or in the open market after the distribution is completed, to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a stabilizing or covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

Any underwriters that are qualified market makers on the NASDAQ Global Select Market may engage in passive market making transactions in our common stock on the NASDAQ Global Select Market in accordance with Regulation M under the Exchange Act, during the business day prior to the pricing of the offering, before the commencement of offers or sales of our common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded. Passive market making may stabilize the market price of the securities at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

We may sell securities directly or through agents we designate from time to time. We will name any agent involved in the offering and sale of securities and we will describe any commissions we will pay the agent in the prospectus supplement. Unless the prospectus supplement states otherwise, our agent will act on a best-efforts basis for the period of its appointment.

Unless otherwise specified in the applicable prospectus supplement, each class or series of securities will be a new issue with no trading market, other than our common stock, which is traded on the NASDAQ Global Select Market. We may elect to list any other class or series of securities on any exchanges, but we are not obligated to do so. We cannot guarantee the liquidity of the trading markets for any securities.

Under agreements into which we may enter, underwriters, dealers and agents who participate in the distribution of our securities may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with, or perform services for, us in the ordinary course of business.

If so indicated in the applicable prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase our securities from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by us. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of our securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts. Such contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

In order to comply with the securities laws of certain states, if applicable, our securities offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, our securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

The maximum commission or discount to be received by any member of the Financial Industry Regulatory Authority, Inc. will not be greater than 10% for the sale of any securities being registered.

CUSTODIAN, TRANSFER AND DISTRIBUTION PAYING AGENT AND REGISTRAR

Our portfolio securities are held under a custody agreement by U.S. Bank National Association. The address of our custodian is 214 N. Tryon Street, 27th Floor, Charlotte, NC 28202. American Stock Transfer & Trust Company acts as our transfer agent, distribution paying agent and registrar for our common stock. The principal business address of our transfer agent is 6201 15th Avenue, Brooklyn, NY 11219, telephone number: (866) 665-2281.

BROKERAGE ALLOCATION AND OTHER PRACTICES

Since we intend to generally acquire and dispose of our investments in privately negotiated transactions, we expect to infrequently use brokers in the normal course of our business. Subject to policies established by our Board of Directors, our investment adviser is primarily responsible for the execution of the publicly-traded securities portion of our portfolio transactions and the allocation of brokerage commissions. Our investment adviser does not execute transactions through any particular broker or dealer, but seeks to obtain the best net results for us, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While our investment adviser will generally seek reasonably competitive trade execution costs, we will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, our investment adviser may select a broker based partly upon brokerage or research services provided to our investment adviser and us and any other clients. In return for such services, we may pay a higher commission than other brokers would charge if our investment adviser determines in good faith that such commission is reasonable in relation to the services provided.

LEGAL MATTERS

Certain legal matters in connection with the securities offered by this prospectus will be passed upon for us by Sutherland Asbill & Brennan LLP, Washington, D.C. Certain legal matters will be passed upon for the underwriters, if any, by the counsel named in the prospectus supplement, if any.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Consolidated Financial Statements as of September 30, 2014 and 2013 and for each of the three years in the period ended September 30, 2014, included in this prospectus have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report appearing therein.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to our securities offered by this prospectus or any prospectus supplement. The registration statement contains additional information about us and our securities being offered by this prospectus or any prospectus supplement.

We file with or submit to the SEC annual, quarterly and current reports, proxy statements and other information meeting the informational requirements of the Exchange Act. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, at the Public Reference Room of the SEC at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC, which are available on the SEC’s website at http://www.sec.gov. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, NE, Washington, DC 20549.

PRIVACY NOTICE

We are committed to protecting your privacy. This privacy notice explains the privacy policies of Fifth Street and its affiliated companies. This notice supersedes any other privacy notice you may have received from Fifth Street.

We will safeguard, according to strict standards of security and confidentiality, all information we receive about you. The only information we collect from you is your name, address, number of shares you hold and your social security number. This information is used only so that we can send you annual reports and other information about us, and send you proxy statements or other information required by law.

We do not share this information with any non-affiliated third party except as described below:

•	Authorized Employees of Our Investment Adviser. It is our policy that only authorized employees of our investment adviser who need to know your personal information will have access to it.
•	Service Providers. We may disclose your personal information to companies that provide services on our behalf, such as recordkeeping, processing your trades, and mailing you information. These companies are required to protect your information and use it solely for the purpose for which they received it.
•	Courts and Government Officials. If required by law, we may disclose your personal information in accordance with a court order or at the request of government regulators. Only that information required by law, subpoena, or court order will be disclosed.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Fifth Street Finance Corp.:

In our opinion, the accompanying consolidated statements of assets and liabilities, including the consolidated schedules of investments, and the related consolidated statements of operations, changes in net assets and cash flows, present fairly, in all material respects, the financial position of Fifth Street Finance Corp. and its subsidiaries (the “Company”) at September 30, 2014 and September 30, 2013, and the results of their operations, the changes in their net assets and their cash flows for each of the three years in the period ended September 30, 2014 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule on page F-89 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at September 30, 2014 by correspondence with the custodian and the application of alternative auditing procedures where replies had not been received, provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

New York, New York

November 28, 2014

Fifth Street Finance Corp.

Consolidated Statements of Assets and Liabilities
(in thousands, except per share amounts)

	September 30, 2014	September 30, 2013
ASSETS
Investments at fair value:
Control investments (cost September 30, 2014: $387,625; cost September 30, 2013: $207,518)	$394,872	$215,502
Affiliate investments (cost September 30, 2014: $37,757; cost September 30, 2013: $29,807)	40,764	31,932
Non-control/Non-affiliate investments (cost September 30, 2014: $2,069,301; cost September 30, 2013: $1,622,326)	2,060,278	1,645,612
Total investments at fair value (cost September 30, 2014: $2,494,683; cost September 30, 2013: $1,859,651)	2,495,914	1,893,046
Cash and cash equivalents	86,731	143,289
Restricted cash	22,315	4,070
Interest, dividends and fees receivable	15,224	10,379
Due from portfolio companies	22,950	1,814
Receivables from unsettled transactions	4,750	—
Deferred financing costs	20,334	19,548
Other assets	—	187
Total assets	$2,668,218	$2,072,333
LIABILITIES AND NET ASSETS
Liabilities:
Accounts payable, accrued expenses and other liabilities	$3,908	$1,166
Base management fee payable	12,372	9,625
Part I incentive fee payable	9,309	7,175
Due to FSC CT	2,464	840
Interest payable	5,797	2,939
Amounts payable to syndication partners	3,817	—
Payables from unsettled transactions	—	35,716
Credit facilities payable	317,395	188,000
SBA debentures payable	225,000	181,750
Unsecured convertible notes payable	115,000	115,000
Unsecured notes payable	409,878	161,250
Secured borrowings at fair value (proceeds of $84,750 and $0 at September 30, 2014 and September 30, 2013, respectively)	84,803	—
Total liabilities	1,189,743	703,461
Commitments and contingencies (Note 3)
Net assets:
Common stock, $0.01 par value, 250,000 shares authorized, at September 30, 2014 and September 30, 2013; 153,340 and 139,041 shares issued and outstanding at September 30, 2014 and September 30, 2013, respectively	1,533	1,390
Additional paid-in-capital	1,649,086	1,509,546
Net unrealized appreciation on investments and net unrealized appreciation on secured borrowings	1,178	33,395
Net realized loss on investments and interest rate swap	(152,416)	(154,591)
Accumulated over distributed net investment income	(20,906)	(20,868)
Total net assets (equivalent to $9.64 and $9.85 per common share at September 30, 2014 and September 30, 2013, respectively) (Note 12)	1,478,475	1,368,872
Total liabilities and net assets	$2,668,218	$2,072,333

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Statements of Operations
(in thousands, except per share amounts)

	Year ended September 30, 2014	Year ended September 30, 2013	Year ended September 30, 2012
Interest income:
Control investments	$14,839	$5,614	$927
Affiliate investments	4,084	2,792	2,804
Non-control/Non-affiliate investments	193,720	148,467	115,625
Interest on cash and cash equivalents	17	23	34
Total interest income	212,660	156,896	119,390
PIK interest income:
Control investments	9,615	2,764	309
Affiliate investments	966	1,404	916
Non-control/Non-affiliate investments	13,560	12,619	12,570
Total PIK interest income	24,141	16,787	13,795
Fee income:
Control investments	7,211	4,271	1,285
Affiliate investments	230	48	642
Non-control/Non-affiliate investments	45,382	41,551	29,779
Total fee income	52,823	45,870	31,706
Dividend and other income:
Control investments	3,313	—	—
Non-control/Non-affiliate investments	1,017	2,059	225
Total dividend and other income	4,330	2,059	225
Total investment income	293,954	221,612	165,116
Expenses:
Base management fee	51,735	35,748	23,799
Part I incentive fee	35,472	28,158	22,001
Professional fees	3,948	4,182	2,890
Board of Directors fees	598	576	551
Interest expense	51,465	33,470	23,245
Administrator expense	2,810	1,925	2,425
General and administrative expenses	6,039	4,921	3,771
Total expenses	152,067	108,980	78,682
Base management fee waived	(687)	(2,321)	—
Net expenses	151,380	106,659	78,682
Gain on extinguishment of unsecured convertible notes	—	—	1,571
Net investment income	142,574	114,953	88,005
Unrealized appreciation (depreciation) on investments:
Control investments	(737)	13,302	(6,096)
Affiliate investments	882	434	12,944
Non-control/Non-affiliate investments	(32,309)	(339)	49,126
Net unrealized appreciation (depreciation) on investments	(32,164)	13,397	55,974
Net unrealized appreciation on secured borrowings	(53)	—	—
Realized gain (loss) on investments:
Control investments	(299)	(11,224)	(5,316)
Affiliate investments	—	—	(10,620)
Non-control/Non-affiliate investments	2,474	(15,305)	(48,642)
Net realized gain (loss) on investments	2,175	(26,529)	(64,578)
Net increase in net assets resulting from operations	$112,532	$101,821	$79,401
Net investment income per common share – basic	$1.00	$1.04	$1.11
Earnings per common share – basic	$0.79	$0.92	$1.00
Weighted average common shares outstanding – basic	141,992	110,270	79,570
Net investment income per common share – diluted	$0.99	$1.01	$1.07
Earnings per common share – diluted	$0.79	$0.90	$0.97
Weighted average common shares outstanding – diluted	149,783	118,061	87,719

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

  Consolidated Statements of Changes in Net Assets
(in thousands, except per share amounts)

	Year ended September 30, 2014	Year ended September 30, 2013	Year ended September 30, 2012
Operations:
Net investment income	$142,574	$114,953	$88,005
Net unrealized appreciation (depreciation) on investments	(32,164)	13,397	55,974
Net unrealized appreciation on secured borrowings	(53)	—	—
Net realized gain (loss) on investments	2,175	(26,529)	(64,578)
Net increase in net assets resulting from operations	112,532	101,821	79,401
Stockholder transactions:
Distributions to stockholders from ordinary income	(133,984)	(100,430)	(78,906)
Tax return of capital	(8,628)	(27,063)	(15,172)
Net decrease in net assets from stockholder transactions	(142,612)	(127,493)	(94,078)
Capital share transactions:
Issuance of common stock, net	137,595	478,919	187,408
Issuance of common stock under dividend reinvestment plan	10,144	12,055	2,212
Repurchase of common stock under stock repurchase program	(406)	—	—
Repurchase of common stock under dividend reinvestment program	(7,650)	—	—
Net increase in net assets from capital share transactions	139,683	490,974	189,620
Total increase in net assets	109,603	465,302	174,943
Net assets at beginning of period	1,368,872	903,570	728,627
Net assets at end of period	$1,478,475	$1,368,872	$903,570
Net asset value per common share	$9.64	$9.85	$9.92
Common shares outstanding at end of period	153,340	139,041	91,048

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Statements of Cash Flows
(in thousands, except per share amounts)

	Year ended September 30, 2014	Year ended September 30, 2013	Year ended September 30, 2012
Cash flows from operating activities:
Net increase in net assets resulting from operations	$112,532	$101,821	$79,401
Adjustments to reconcile net increase in net assets resulting from operations to net cash used in operating activities:
Gain on extinguishment of unsecured convertible notes	—	—	(1,571)
Net unrealized (appreciation) depreciation on investments	32,164	(13,397)	(55,974)
Net unrealized appreciation on secured borrowings	53	—	—
Net realized (gains) losses on investments	(2,175)	26,529	64,578
PIK interest income	(24,141)	(16,787)	(13,795)
Recognition of fee income	(52,823)	(45,870)	(31,706)
Accretion of original issue discount on investments	(747)	(612)	(1,497)
Amortization of deferred financing costs	6,092	5,198	4,456
Changes in operating assets and liabilities:
Fee income received	50,498	38,558	24,841
(Increase) decrease in restricted cash	(18,245)	(2,434)	(1,348)
Increase in interest, dividends and fees receivable	(4,456)	(2,249)	(1,204)
(Increase) decrease in due from portfolio companies	(21,136)	1,478	(2,740)
(Increase) decrease in receivables from unsettled transactions	(4,750)	1,750	(1,750)
(Increase) decrease in other assets	187	(131)	207
Increase (decrease) in accounts payable, accrued expenses and other liabilities	2,742	28	(191)
Increase in base management fee payable	2,747	3,052	863
Increase in Part I incentive fee payable	2,134	1,596	582
Increase (decrease) in due to FSC CT	1,624	(790)	150
Increase (decrease) in interest payable	2,857	(1,280)	(450)
Increase (decrease) in payables from unsettled transactions	(35,716)	35,716	—
Increase in amounts payable to syndication partners	3,817	—	—
Purchases of investments and net revolver activity, net of syndications	(1,581,001)	(1,281,029)	(530,866)
Principal payments received on investments (scheduled payments)	71,305	46,911	42,625
Principal payments received on investments (payoffs)	572,510	571,396	316,978
PIK interest income received in cash	7,969	8,514	5,477
Proceeds from the sale of investments	329,621	60,373	11,370
Net cash used in operating activities	(546,338)	(461,659)	(91,564)
Cash flows from financing activities:
Distributions paid in cash	(132,468)	(115,438)	(91,866)
Borrowings under SBA debentures payable	43,250	31,750	—
Borrowings under credit facilities	1,016,233	1,067,144	580,897
Repayments of borrowings under credit facilities	(886,838)	(1,080,395)	(557,669)
Repurchases of unsecured convertible notes	—	—	(17,939)
Proceeds from the issuance of unsecured notes	244,403	155,824	—
Proceeds from the issuance of common stock	138,239	479,949	188,700
Proceeds from secured borrowings	81,312	—	—
Repayments of secured borrowings	(3,000)	—	—

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Statements of Cash Flows – (continued)
(in thousands, except per share amounts)

	Year ended September 30, 2014	Year ended September 30, 2013	Year ended September 30, 2012
Repurchases of common stock under stock repurchase program	(406)
Repurchases of common stock under dividend reinvestment plan	(7,650)
Deferred financing costs paid	(2,653)	(5,570)	(4,029)
Offering costs paid	(642)	(1,073)	(1,129)
Net cash provided by financing activities	489,780	532,191	96,965
Net increase (decrease) in cash and cash equivalents	(56,558)	70,532	5,401
Cash and cash equivalents, beginning of period	143,289	72,757	67,356
Cash and cash equivalents, end of period	$86,731	$143,289	$72,757
Supplemental information:
Cash paid for interest	$42,811	$27,628	$20,775
Non-cash operating activities:
Non-cash exchange of investments	$50,548	$30,521	$38,437
Non-cash financing activities:
Issuance of shares of common stock under dividend reinvestment plan	$10,144	$12,054	$2,212
Non-cash exchange of secured borrowings	6,438	—	—

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments
(dollar amounts in thousands)
September 30, 2014

Portfolio Company/Type of Investment(1)(2)(5)(22)	Industry	Principal(8)	Cost	Fair Value
Control Investments(3)
Traffic Solutions Holdings, Inc.	Construction and engineering
Second Lien Term Loan, 12% cash 3% PIK due 12/31/2016		$14,942	$14,925	$14,905
LC Facility, 8.5% cash due 12/31/2016(10)			(6)	—
746,114 Series A Preferred Units			14,460	17,564
746,114 Common Stock Units			5,316	6,113
			34,695	38,582
TransTrade Operators, Inc.(9)	Air freight and logistics
First Lien Term Loan, 11% cash 3% PIK due 5/31/2016		15,572	15,572	11,109
First Lien Revolver, 8% cash due 5/31/2016			—	—
596.67 Series A Common Units			—	—
1,403,922 Series A Preferred Units in TransTrade Holdings LLC			2,000	—
5,200,000 Series B Preferred Units in TransTrade Holding LLC			5,200	—
			22,772	11,109
HFG Holdings, LLC(23)	Specialized finance
First Lien Term Loan, 6% cash 4% PIK due 6/10/2019		96,378	96,378	96,935
875,933 Class A Units			22,347	31,786
			118,725	128,721
First Star Aviation, LLC	Airlines
First Lien Term Loan, 9% cash 3% PIK due 1/9/2018		16,840	16,840	16,556
10,104,401 Common Units(6)			10,105	10,328
			26,945	26,884
First Star Speir Aviation 1 Limited(12)	Airlines
First Lien Term Loan, 9% cash due 12/15/2015		60,773	60,773	61,155
2,058,411.64 Common Units(6)			2,058	3,572
			62,831	64,727
First Star Bermuda Aviation Limited(12)	Airlines
First Lien Term Loan, 9% cash 3% PIK due 8/19/2018		35,045	35,045	35,606
4,293,736 Common Units			4,294	5,839
			39,339	41,445
Eagle Hospital Physicians, LLC	Healthcare services
First Lien Term Loan A, 8% PIK due 8/1/2016		12,088	12,088	11,924
First Lien Term Loan B, 8.1% PIK due 8/1/2016		3,301	3,301	3,262
First Lien Revolver, 8% cash due 8/1/2016		2,847	2,847	2,847
4,100,000 Class A Common Units			4,100	5,738
			22,336	23,771

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (continued)
(dollar amounts in thousands)
September 30, 2014

Portfolio Company/Type of Investment(1)(2)(5)(22)	Industry	Principal(8)	Cost	Fair Value
Senior Loan Fund JV I, LLC(12)(24)	Multi-sector holdings
Subordinated Notes, LIBOR+8% cash due 5/2/2021(14)		$53,984	$53,984	$53,984
87.5% LLC equity interest			5,998	5,649
			59,982	59,633
Total Control Investments (26.7% of net assets)			$387,625	$394,872
Affiliate Investments(4)
Caregiver Services, Inc.	Healthcare services
Second Lien Term Loan, 10% cash 2% PIK due 6/30/2019		$9,145	$9,145	$9,062
1,080,399 shares of Series A Preferred Stock			1,080	3,805
			10,225	12,867
AmBath/ReBath Holdings, Inc.	Home improvement retail
First Lien Term Loan A, LIBOR+7% (3% floor) cash due 4/30/2016(14)		1,206	1,203	1,222
First Lien Term Loan B, 12.5% cash 2.5% PIK due 4/30/2016		26,337	26,329	26,032
4,668,788 Shares of Preferred Stock			—	643
			27,532	27,897
Total Affiliate Investments (2.8% of net assets)			$37,757	$40,764
Non-Control/Non-Affiliate Investments(7)
Fitness Edge, LLC	Leisure facilities
1,000 Common Units(6)			$43	$190
			43	190
Thermoforming Technology Group LLC	Industrial machinery
33,786 shares of Common Stock			849	819
			849	819
HealthDrive Corporation(9)	Healthcare services
First Lien Term Loan A, 10% cash due 12/31/15		$4,325	4,323	4,287
First Lien Term Loan B, 12% cash 1% PIK due 12/31/15		11,376	11,376	11,373
First Lien Revolver, 12% cash due 12/31/15		2,266	2,266	2,266
			17,965	17,926
Cenegenics, LLC(9)	Healthcare services
First Lien Term Loan, 9.75% cash due 9/30/2019		32,014	31,982	32,015
414,419 Common Units(6)			598	1,019
			32,580	33,034
Riverlake Equity Partners II, LP	Multi-sector holdings
1.78% limited partnership interest(12)			642	492
			642	492
Riverside Fund IV, LP	Multi-sector holdings
0.34% limited partnership interest(6)(12)			643	629
			643	629

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (continued)
(dollar amounts in thousands)
September 30, 2014

Portfolio Company/Type of Investment(1)(2)(5)(22)	Industry	Principal(8)	Cost	Fair Value
JTC Education, Inc.(9)	Education services
Subordinated Term Loan, 13% cash due 11/1/2017		$14,500	$14,436	$14,449
17,391 Shares of Series A-1 Preferred Stock			313	89
17,391 Shares of Common Stock			187	—
			14,936	14,538
Psilos Group Partners IV, LP	Multi-sector holdings
2.35% limited partnership interest(11)(12)			—	—
			—	—
Mansell Group, Inc.	Advertising
First Lien Term Loan A, LIBOR+7% (3% floor) cash due 12/31/2015		5,046	5,023	5,028
First Lien Term Loan B, LIBOR+9% (3% floor) cash 1.5% PIK due 12/31/2015		9,568	9,546	9,537
			14,569	14,565
Enhanced Recovery Company, LLC	Diversified support services
First Lien Term Loan A, LIBOR+7% (2% floor) cash due 8/13/2015(14)		10,750	10,688	10,705
First Lien Term Loan B, LIBOR+10% (2% floor) cash 1% PIK due 8/13/2015(14)		16,013	15,957	15,983
First Lien Revolver, LIBOR+7% (2% floor) cash due 8/13/2015(14)		500	479	500
			27,124	27,188
Welocalize, Inc.	Internet software & services
3,393,060 Common Units in RPWL Holdings, LLC			3,393	5,835
			3,393	5,835
Miche Bag, LLC(9)	Apparel, accessories & luxury goods
First Lien Term Loan B, LIBOR+10% (3% floor) cash 3% PIK due 12/7/2015(14)		17,936	16,778	5,856
First Lien Revolver, LIBOR+7% (3% floor) cash due 12/7/2015(14)		1,000	974	500
10,371 shares of series A preferred equity interest			1,037	—
1,358.854 shares of series C preferred equity interest			136	—
146,289 shares of series D common equity interest			1,463	—
			20,388	6,356
Bunker Hill Capital II (QP), L.P.	Multi-sector holdings
0.51% limited partnership interest(12)			368	254
			368	254

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (continued)
(dollar amounts in thousands)
September 30, 2014

Portfolio Company/Type of Investment(1)(2)(5)(22)	Industry	Principal(8)	Cost	Fair Value
Drugtest, Inc.(9)	Human resources & employment services
First Lien Term Loan A, LIBOR+7.5% (0.75% floor) cash due 6/27/2018(14)		$13,297	$13,211	$13,406
First Lien Term Loan B, LIBOR+10% (1% floor) cash 1.5% PIK due 6/27/2018(14)		13,395	13,356	13,344
First Lien Revolver, LIBOR+6% (1% floor) cash due 6/27/2018(10)(14)			(19)	—
Acquisition Line, LIBOR+5.75% cash due 6/27/2015(14)		9,100	9,100	9,100
			35,648	35,850
Physicians Pharmacy Alliance, Inc.(9)	Healthcare services
First Lien Term Loan, LIBOR+9% cash 1.5% PIK due 1/4/2016		10,823	10,722	10,794
			10,722	10,794
Cardon Healthcare Network, LLC	Diversified support services
69,487 Class A Units			265	602
			265	602
Phoenix Brands Merger Sub LLC(9)	Household products
Senior Term Loan, LIBOR+5% (1.5% floor) cash due 1/31/2016(15)		3,675	3,632	3,524
Subordinated Term Loan, 10% cash 3.875% PIK due 2/1/2017		31,590	31,389	30,154
First Lien Revolver, LIBOR+5% (1.5% floor) cash due 1/31/2016(15)		3,000	2,955	3,000
			37,976	36,678
CCCG, LLC(9)	Oil & gas equipment services
First Lien Term Loan, LIBOR+8% (1.75% floor) cash 1% PIK due 12/29/2017(15)		34,572	34,259	30,309
First Lien Revolver, LIBOR+5.5% (1.75% floor) cash due 12/29/2017(15)			—	—
			34,259	30,309
Maverick Healthcare Group, LLC	Healthcare equipment
First Lien Term Loan A, LIBOR+5.5% cash (1.75% floor) cash due 12/31/2016(16)		16,722	16,165	16,576
First Lien Term Loan B, LIBOR+9% cash (1.75% floor) cash due 12/31/2016(16)		38,500	38,243	38,256
CapEx Line, LIBOR+5.75% (1.75% floor) cash due 12/31/2016(16)		1,260	1,160	1,255
			55,568	56,087

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (continued)
(dollar amounts in thousands)
September 30, 2014

Portfolio Company/Type of Investment(1)(2)(5)(22)	Industry	Principal(8)	Cost	Fair Value
Refac Optical Group(9)	Specialty stores
First Lien Term Loan A, LIBOR+7.5% cash due 9/30/2018(17)		$21,950	$21,832	$21,643
First Lien Term Loan B, LIBOR+8.5% cash, 1.75% PIK due 9/30/2018(17)		33,408	33,161	32,707
First Lien Term Loan C, 12% cash due 9/30/2018		3,405	3,405	3,401
First Lien Revolver, LIBOR+7.5% cash due 9/30/2018(17)		1,600	1,557	1,600
1,550.9435 Shares of Common Stock in Refac Holdings, Inc.			1	—
550.9435 Series A-2 Preferred Stock in Refac Holdings, Inc.			305	—
1,000 Series A Preferred Stock in Refac Holdings, Inc.			999	134
			61,260	59,485
Charter Brokerage, LLC	Oil & gas equipment services
Senior Term Loan, LIBOR+6.5% (1.5% floor) cash due 10/10/2016(16)		27,215	27,166	27,198
Mezzanine Term Loan, 11.75% cash 2% PIK due 10/10/2017		12,217	12,182	12,190
Senior Revolver, LIBOR+6.5% (1.5% floor) cash due 10/10/2016(10)(16)			(26)	—
			39,322	39,388
Baird Capital Partners V, LP	Multi-sector holdings
0.4% limited partnership interest(6)(12)			826	753
			826	753
Discovery Practice Management, Inc.(9)	Healthcare services
Senior Term Loan, LIBOR+9.75% cash due 11/4/2018(14)		19,787	19,707	20,323
Senior Revolver, LIBOR+6% cash due 11/4/2018(14)		1,500	1,484	1,500
Capex Line, LIBOR+7% cash due 11/4/2018(14)		750	750	750
			21,941	22,573
Milestone Partners IV, L.P.	Multi-sector holdings
0.85% limited partnership interest(6)(12)			1,131	1,118
			1,131	1,118
National Spine and Pain Centers, LLC	Healthcare services
Mezzanine Term Loan, 11% cash 1.6% PIK due 9/27/2017		29,740	29,607	29,726
317,282.97 Class A Units(6)			317	609
			29,924	30,335
RCPDirect, L.P.	Multi-sector holdings
0.91% limited partnership interest(6)(12)			656	787
			656	787

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (continued)
(dollar amounts in thousands)
September 30, 2014

Portfolio Company/Type of Investment(1)(2)(5)(22)	Industry	Principal(8)	Cost	Fair Value
The MedTech Group, Inc.(9)	Healthcare equipment
Senior Term Loan, LIBOR+5.5% (1.5% floor) cash due 9/7/2016(15)		$7,460	$7,415	$7,427
			7,415	7,427
Digi-Star Acquisition Holdings, Inc.	Industrial machinery
Subordinated Term Loan, 12% cash 1.5% PIK due 11/18/2017		16,698	16,632	16,673
264.37 Class A Preferred Units			115	122
2,954.87 Class A Common Units(6)			36	478
			16,783	17,273
CRGT, Inc.	IT consulting & other services
Mezzanine Term Loan, 12.5% cash 3% PIK due 3/9/2018		27,566	27,421	27,741
			27,421	27,741
Riverside Fund V, L.P.	Multi-sector holdings
0.48% limited partnership interest(6)(12)			578	390
			578	390
World 50, Inc.	Research & consulting services
Senior Term Loan A, LIBOR+6.25% (1.5% floor) cash due 3/30/2017(18)		7,947	7,880	7,956
Senior Term Loan B, 12.5% cash due 3/30/2017		7,000	6,958	7,006
Senior Revolver, LIBOR+6.25% (1.5% floor) cash due 3/30/2017(10)(18)			(30)	—
			14,808	14,962
ACON Equity Partners III, LP	Multi-sector holdings
0.13% limited partnership interest(6)(12)			498	447
			498	447
BMC Acquisition, Inc.	Other diversified financial services
500 Series A Preferred Shares			499	604
50,000 Common Shares			1	1
			500	605
Ansira Partners, Inc.(9)	Advertising
First Lien Term Loan, LIBOR+5.5% (1.5% floor) cash due 5/4/2017(15)		5,329	5,286	5,321
First Lien Revolver, LIBOR+5.5% (1.5% floor) cash due 5/4/2017(10)(15)			(5)	—
250 Preferred Units & 250 Class A Common Units of Ansira Holdings, LLC			250	331
			5,531	5,652

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (continued)
(dollar amounts in thousands)
September 30, 2014

Portfolio Company/Type of Investment(1)(2)(5)(22)	Industry	Principal(8)	Cost	Fair Value
Edmentum, Inc.	Education services
Second Lien Term Loan, LIBOR+9.75% (1.5% floor) cash due 5/17/2019(15)		$17,000	$17,000	$16,815
			17,000	16,815
I Drive Safely, LLC	Education services
75,000 Class A Common Units of IDS Investments, LLC			1,000	902
			1,000	902
Yeti Acquisition, LLC(9)	Leisure products
First Lien Term Loan A, LIBOR+8% (1.25% floor) cash due 6/15/2017(14)		11,007	10,978	11,010
First Lien Term Loan B, LIBOR+11.25% (1.25% floor) cash 1% PIK, due 6/15/2017(14)		8,290	8,278	8,287
First Lien Revolver, LIBOR+8% (1.25% floor) cash due 6/15/2017(10)(14)			(10)	—
1,500 Common Stock Units of Yeti Holdings, Inc.			1,500	4,286
			20,746	23,583
Specialized Education Services, Inc.	Education services
First Lien Term Loan A, LIBOR+7% (1.5% floor) cash due 6/28/2017(15)		8,554	8,554	8,411
Subordinated Term Loan B, 11% cash 1.5% PIK due 6/28/2018		18,112	18,112	17,903
			26,666	26,314
Vitalyst Holdings, Inc. (formerly known as PC Helps Support, LLC)	IT consulting & other services
Subordinated Term Loan, 12% cash 1.5% PIK due 9/5/2018		19,092	19,092	18,999
675 Series A Preferred Units of PCH Support Holdings, Inc.			675	807
7,500 Class A Common Stock Units of PCH Support Holdings, Inc.			75	—
			19,842	19,806
Olson + Co., Inc.(9)	Advertising
First Lien Term Loan, LIBOR+5.5% (1.5% floor) cash due 9/30/2017(15)		8,556	8,556	8,553
First Lien Revolver, LIBOR+5.5% (1.5% floor) cash due 9/30/2017(15)			—	—
			8,556	8,553
Beecken Petty O’Keefe Fund IV, L.P.	Multi-sector holdings
0.5% limited partnership interest(12)			567	525
			567	525
Deltek, Inc.(9)	IT consulting & other services
Second Lien Term Loan, LIBOR+8.75% (1.25% floor) cash due 10/10/2019(15)		25,000	25,000	25,127
First Lien Revolver, LIBOR+4.75% (1.25% floor) cash due 10/10/2017(15)			—	—
			25,000	25,127

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (continued)
(dollar amounts in thousands)
September 30, 2014

Portfolio Company/Type of Investment(1)(2)(5)(22)	Industry	Principal(8)	Cost	Fair Value
First American Payment Systems, LP	Diversified support services
Second Lien Term Loan, LIBOR+9.5% (1.25% floor) cash due 4/12/2019(15)		$23,304	$23,304	$23,190
First Lien Revolver, LIBOR+4.5% (1.25% floor) cash due 10/12/2017(15)			—	—
			23,304	23,190
Dexter Axle Company	Auto parts & equipment
1,500 Common Shares in Dexter Axle Holding Company			1,500	2,507
			1,500	2,507
Comprehensive Pharmacy Services LLC	Pharmaceuticals
Mezzanine Term Loan, 11.25% cash 1.5% PIK due 11/30/2019		14,362	14,362	14,342
20,000 Common Shares in MCP CPS Group Holdings, Inc.			2,000	2,570
			16,362	16,912
Garretson Firm Resolution Group, Inc.	Diversified support services
First Lien Senior Term Loan, LIBOR+5% (1.25% floor) cash due 12/20/2018(15)		6,984	6,984	6,975
Mezzanine Term Loan, 11% cash 1.5% PIK due 6/20/2019		5,095	5,095	5,100
First Lien Revolver, LIBOR+5% (1.25% floor) cash due 12/20/2017(15)		391	391	391
4,950,000 Preferred Units in GRG Holdings, LP			495	432
50,000 Common Units in GRG Holdings, LP			5	—
			12,970	12,898
Teaching Strategies, LLC	Education services
First Lien Term Loan A, LIBOR+6% (1.25% floor) cash due 12/21/2017(18)		46,360	46,355	46,360
First Lien Term Loan B, LIBOR+8.35% (1.25% floor) cash 3.15% PIK due 12/21/2017(18)		27,975	27,973	27,976
First Lien Revolver, LIBOR+6% (1.25% floor) cash due 12/21/2017(10)(18)			(1)	—
			74,327	74,336
Omniplex World Services Corporation	Security & alarm services
Subordinated Term Loan, 12.25% cash 1.25% PIK due 12/21/2018		12,785	12,785	12,681
500 units Class A Common Units in Omniplex Holdings Corp.			500	575
			13,285	13,256
Dominion Diagnostics, LLC(9)	Healthcare services
Subordinated Term Loan, 11% cash 2% PIK due 12/21/2018		15,990	15,990	16,053
			15,990	16,053

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (continued)
(dollar amounts in thousands)
September 30, 2014

Portfolio Company/Type of Investment(1)(2)(5)(22)	Industry	Principal(8)	Cost	Fair Value
Affordable Care, Inc.	Healthcare services
Second Lien Term Loan, LIBOR+9.25% (1.25% floor) cash due 12/26/2019(15)		$21,500	$21,500	$21,656
			21,500	21,656
Aderant North America, Inc.	Internet software & services
Second Lien Term Loan, LIBOR+8.75% (1.25% floor) cash due 6/20/2019(15)		7,000	7,000	7,036
			7,000	7,036
AdVenture Interactive, Corp.	Advertising
First Lien Term Loan, LIBOR+6.75% (1.25% floor) cash due 3/22/2018(13)(16)		108,989	108,968	109,249
First Lien Revolver, LIBOR+6.75% (1.25% floor) cash due 3/22/2018(10)(16)			(1)	—
2,000 Preferred Units of AVI Holdings, L.P.			1,811	1,325
			110,778	110,574
CoAdvantage Corporation	Human resources & employment services
Mezzanine Term Loan, 11.5% cash 1.25% PIK due 12/31/2018		14,893	14,893	14,934
50,000 Class A Units in CIP CoAdvantage Investments LLC			557	701
			15,450	15,635
EducationDynamics, LLC(9)	Education services
Mezzanine Term Loan, 12% cash 6% PIK due 1/16/2017		12,462	12,462	12,035
			12,462	12,035
Sterling Capital Partners IV, L.P.	Multi-sector holdings
0.2% limited partnership interest(6)(12)			874	761
			874	761
Devicor Medical Products, Inc.	Healthcare equipment
First Lien Term Loan, LIBOR+5% (2% floor) cash due 7/8/2015(15)		12,785	12,785	12,782
			12,785	12,782
RP Crown Parent, LLC	Application software
First Lien Revolver, LIBOR+5.5% (1.25% floor) cash due 12/21/2017(10)(15)			(472)	—
			(472)	—
Advanced Pain Management	Healthcare services
First Lien Term Loan, LIBOR+8.5% (1.25% floor) cash due 2/26/2018(15)		24,000	24,000	23,914
			24,000	23,914

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (continued)
(dollar amounts in thousands)
September 30, 2014

Portfolio Company/Type of Investment(1)(2)(5)(22)	Industry	Principal(8)	Cost	Fair Value
Rocket Software, Inc.	Internet software & services
Second Lien Term Loan, LIBOR+8.75% (1.5% floor) cash due 2/8/2019(15)		$10,475	$10,443	$10,452
			10,443	10,452
TravelClick, Inc.	Internet software & services
First Lien Term Loan, LIBOR+4.5% (1% floor) cash due 5/6/2019		4,988	4,988	4,994
Second Lien Term Loan, LIBOR+7.75% (1% floor) cash due 11/8/2021(15)		10,000	10,000	9,971
			14,988	14,965
Pingora MSR Opportunity Fund I-A, LP	Thrift & mortgage finance
1.9% limited partnership interest(12)			4,056	3,966
			4,056	3,966
Credit Infonet, Inc.(9)	Data processing & outsourced services
Subordinated Term Loan, 12.25% cash 1.25% PIK due 10/26/2018		13,292	13,292	13,387
			13,292	13,387
2Checkout.com, Inc.	Diversified support services
First Lien Revolver, LIBOR+5% cash due 6/26/2016(17)		2,150	2,148	2,150
			2,148	2,150
Meritas Schools Holdings, LLC	Education services
First Lien Term Loan, LIBOR+5.75% (1.25% floor) cash due 6/25/2019(15)		8,345	8,345	8,336
Second Lien Term Loan, LIBOR+9% (1% floor) cash due 1/23/2021(15)		19,500	19,500	19,493
			27,845	27,829
Chicago Growth Partners III, LP	Multi-sector holdings
0.5% limited partnership interest(11)(12)			—	—
			—	—
Royal Adhesives and Sealants, LLC	Specialty chemicals
Second Lien Term Loan, LIBOR+8.5% (1.25% floor) cash due 1/31/2019(11)(15)		13,500	13,500	13,580
			13,500	13,580
Bracket Holding Corp.	Healthcare services
Second Lien Term Loan, LIBOR+8.25% (1% floor) cash due 2/15/2020(15)		32,000	32,000	31,767
50,000 Common Units in AB Group Holdings, LP			500	294
			32,500	32,061

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (continued)
(dollar amounts in thousands)
September 30, 2014

Portfolio Company/Type of Investment(1)(2)(5)(22)	Industry	Principal(8)	Cost	Fair Value
Salus CLO 2012-1, Ltd.	Asset management & custody banks
Class F Deferrable Notes – A, LIBOR+11.5% cash due 3/5/2021(12)(19)		$7,500	$7,500	$7,500
Class F Deferrable Notes – B, LIBOR+10.85% cash due 3/5/2021(12)(19)		22,000	22,000	22,000
			29,500	29,500
HealthEdge Software, Inc.	Application software
Second Lien Term Loan, 12% cash due 9/30/2018		17,500	17,320	17,463
482,453 Series A-3 Preferred Stock Warrants (exercise price $1.450918)			213	722
			17,533	18,185
InMotion Entertainment Group, LLC	Consumer electronics
First Lien Term Loan, LIBOR+7.75% (1.25% floor) cash due 10/1/2018(14)		13,813	13,813	13,872
First Lien Revolver, LIBOR+6.75% (1.25% floor) cash due 10/1/2018(14)		4,179	4,179	4,179
CapEx Line, LIBOR+7.75% (1.25% floor) cash due 10/1/2018(14)			—	—
1,000,000 Class A Units in InMotion Entertainment Holdings, LLC			1,000	1,169
			18,992	19,220
BMC Software Finance, Inc.	Application software
First Lien Revolver, LIBOR+4% (1% floor) cash due 9/10/2018			—	—
			—	—
CT Technologies Intermediate Holdings, Inc.	Healthcare services
Second Lien Term Loan, LIBOR+8% (1.25% floor) cash due 10/4/2020(15)		12,000	12,000	11,920
			12,000	11,920
Thing5, LLC	Data processing & outsourced services
First Lien Term Loan, LIBOR+7% (1% floor) cash due 10/11/2018(13)(15)		45,000	45,000	44,780
First Lien Revolver, LIBOR+7% (1% floor) cash due 10/11/2018(15)			—	—
2,000,000 in T5 Investment Vehicle, LLC(6)			2,000	1,667
			47,000	46,447
Epic Health Services, Inc.	Healthcare services
Second Lien Term Loan, LIBOR+8% (1.25% floor) cash due 10/18/2019(15)		25,000	25,000	24,877
			25,000	24,877

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (continued)
(dollar amounts in thousands)
September 30, 2014

Portfolio Company/Type of Investment(1)(2)(5)(22)	Industry	Principal(8)	Cost	Fair Value
Kason Corporation	Industrial machinery
Mezzanine Term Loan, 11.5% cash 1.75% PIK due 10/28/2019		$5,695	$5,695	$5,630
450 Class A Preferred Units in Kason Investment, LLC			450	396
5,000 Class A Common Units in Kason Investment, LLC			50	—
			6,195	6,026
First Choice ER, LLC	Healthcare services
First Lien Term Loan, LIBOR+7.5% (1% floor) cash due 10/31/2018(14)		55,000	55,000	55,457
First Lien Revolver, LIBOR+7.5% (1% floor) cash due 10/31/2018(14)			—	—
First Lien Delayed Draw, LIBOR+7.5% (1% floor) cash due 4/30/2015(14)		25,000	25,000	25,067
			80,000	80,524
SPC Partners V, L.P.	Multi-sector holdings
0.571% limited partnership interest(6)(12)			585	521
			585	521
Systems Maintenance Services Holdings, Inc.	IT consulting & other services
Second Lien Term Loan, LIBOR+8.25% (1% floor) cash due 10/18/2020(15)		24,000	24,000	24,353
			24,000	24,353
P2 Upstream Acquisition Co.	Application software
First Lien Revolver, L+4% (1% floor) cash due 10/31/2018			—	—
			—	—
Vandelay Industries Merger Sub, Inc.	Industrial machinery
Second Lien Term Loan, 10.75% cash 1% PIK due 11/12/2019		27,001	27,001	27,251
2,500,000 Class A Common Units in Vandelay Industries, L.P.			2,500	3,461
			29,501	30,712
Vitera Healthcare Solutions, LLC	Healthcare technology
First Lien Term Loan, LIBOR+5% (1% floor) cash due 11/4/2020(20)			—	—
Second Lien Term Loan, LIBOR+8.25% (1% floor) cash due 11/4/2021(20)		8,000	8,000	8,083
			8,000	8,083
SugarSync, Inc.	Internet software & services
First Lien Term Loan, LIBOR+10% (0.5% floor) cash due 11/18/2016(14)		6,500	6,500	6,500
			6,500	6,500

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (continued)
(dollar amounts in thousands)
September 30, 2014

Portfolio Company/Type of Investment(1)(2)(5)(22)	Industry	Principal(8)	Cost	Fair Value
The Active Network, Inc.	Internet software & services
Second Lien Term Loan, LIBOR+8.5% (1% floor) cash due 11/15/2021(15)		$13,600	$13,600	$13,609
			13,600	13,609
OmniSYS Acquisition Corporation	Diversified support services
First Lien Term Loan, LIBOR+7.5% (1% floor) cash due 11/21/2018(21)		10,670	10,666	10,611
First Lien Revolver, LIBOR+7.5% (1% floor) cash due 11/21/2018(21)			—	—
100,000 Common Units in OSYS Holdings, LLC			1,000	961
			11,666	11,572
All Web Leads, Inc.	Advertising
First Lien Term Loan, LIBOR+8% (1% floor) cash due 11/26/2018(17)		25,050	25,047	24,864
First Lien Revolver, LIBOR+8% (1% floor) cash due 11/26/2018(17)			—	—
			25,047	24,864
Moelis Capital Partners Opportunity Fund I-B, LP	Multi-sector holdings
1.0% limited partnership interest(6)(12)			715	677
			715	677
Aden & Anais Merger Sub, Inc.	Apparel, accessories & luxury goods
Mezzanine Term Loan, 10% cash 2% PIK due 6/23/2019		12,189	12,189	12,330
30,000 Common Units in Aden & Anais Holdings, Inc.			3,000	3,973
			15,189	16,303
Lift Brands Holdings Inc.	Leisure facilities
First Lien Term Loan, LIBOR+7.5% (1% floor) cash due 12/23/2019(15)		43,721	43,708	43,474
First Lien Revolver, LIBOR+7.5% (1% floor) cash due 12/23/2019(15)		3,500	3,497	3,500
2,000,000 Class A Common Units in Snap Investments, LLC			2,000	2,142
			49,205	49,116
Tailwind Capital Partners II, L.P.	Multi-sector holdings
0.3% limited partnership interest(6)(12)			274	274
			274	274
Long’s Drugs Incorporated	Pharmaceuticals
Mezzanine Term Loan, 11% cash 1% PIK due 1/31/2020		9,519	9,518	9,530
50 Series A Preferred Shares in Long’s Drugs Incorporated			500	548
			10,018	10,078
American Cadastre, LLC	Systems software
First Lien Revolver, LIBOR+5% (1% floor) cash due 8/14/2015(14)		5,595	5,592	5,345
			5,592	5,345

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (continued)
(dollar amounts in thousands)
September 30, 2014

Portfolio Company/Type of Investment(1)(2)(5)(22)	Industry	Principal(8)	Cost	Fair Value
Five9, Inc.	Internet software & services
Second Lien Term Loan, LIBOR+9% (1% floor) cash due 2/20/2019(14)		$20,000	$19,721	$20,294
118,577 Common Stock Warrants (exercise price $10.12)			321	69
			20,042	20,363
Crealta Pharmaceuticals LLC	Pharmaceuticals
Second Lien Term Loan, 12.75% cash due 8/21/2020		20,000	20,000	19,640
			20,000	19,640
Conviva Inc.	Application software
First Lien Term Loan, LIBOR+8.75% (1% floor) cash due 2/28/2018(14)		5,000	4,913	4,998
417,851 Series D Preferred Stock Warrants (exercise price $1.1966)			104	79
			5,017	5,077
OnCourse Learning Corporation	Education services
First Lien Term Loan, LIBOR+7.5% (1% floor) cash due 2/28/2019(14)		55,000	54,969	55,154
First Lien Revolver, LIBOR+7.5% (1% floor) cash due 2/28/2019(14)		2,000	1,998	2,000
200,000 Class A Units in CIP OCL Investments, LLC			2,000	1,755
			58,967	58,909
ShareThis, Inc.	Internet software & services
Second Lien Term Loan, LIBOR+10.5% (1% floor) cash due 3/5/2018(14)		15,000	14,686	15,115
345,452 Series C Preferred Stock Warrants (exercise price $3.0395)			367	282
			15,053	15,397
Aegis Toxicology Sciences Corporation	Healthcare services
Second Lien Term Loan, LIBOR+8.5% (1% floor) cash due 8/24/2021(15)		18,000	18,000	18,044
			18,000	18,044
Aptean, Inc.	Internet software & services
Second Lien Term Loan, LIBOR+7.5% (1% floor) cash due 2/26/2021(15)		3,000	3,000	3,020
			3,000	3,020
Integrated Petroleum Technologies, Inc.	Oil & gas equipment services
First Lien Term Loan, LIBOR+7.5% (1% floor) cash due 3/31/2019(15)		22,752	22,734	22,873
First Lien Revolver, LIBOR+7.5% (1% floor) cash due 3/31/2019(10)(15)			(3)	—
			22,731	22,873

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (continued)
(dollar amounts in thousands)
September 30, 2014

Portfolio Company/Type of Investment(1)(2)(5)(22)	Industry	Principal(8)	Cost	Fair Value
Total Military Management, Inc.	Air freight and logistics
First Lien Term Loan, LIBOR+5.75% (1.25% floor) cash due 3/31/2019(16)		$9,750	$9,750	$9,759
Delayed Draw Term Loan, LIBOR+5.75% (1.25% floor) cash due 3/31/2019(16)			—	—
First Lien Revolver, LIBOR+5.75% (1.25% floor) cash due 3/31/2019(16)			—	—
			9,750	9,759
ExamSoft Worldwide, Inc.	Internet software & services
First Lien Term Loan, LIBOR+8% (1% floor) cash due 5/1/2019(14)		15,000	14,834	14,992
First Lien Revolver, LIBOR+8% (1% floor) cash due 5/1/2019(14)			—	—
180,707 Class C Units in ExamSoft Investor LLC			181	17
			15,015	15,009
Language Line, LLC	Integrated telecommunication services
Second Lien Term Loan, LIBOR+8.75% (1.75% floor) cash due 12/20/2016(15)		6,600	6,592	6,605
			6,592	6,605
DigiCert, Inc.	Internet software & services
Second Lien Term Loan, LIBOR+8.25% (1% floor) cash due 6/2/2020(15)		42,000	42,000	42,010
			42,000	42,010
Puerto Rico Cable Acquisition Company Inc.	Cable & satellite
Second Lien Term Loan, LIBOR+8.5% (1% floor) cash due 5/30/2019(12)(15)		27,000	27,000	27,019
			27,000	27,019
RCPDirect II, LP	Multi-sector holdings
0.5% limited partnership interest(12)			10	10
			10	10
PR Wireless, Inc.(12)	Integrated telecommunication services
First Lien Term Loan, LIBOR+9% (1% floor) cash due 6/27/2020(20)		9,975	9,975	9,325
118.4211 Common Stock Warrants (exercise price $0.01)			—	557
			9,975	9,882
Integral Development Corporation	Other diversified financial services
First Lien Term Loan, LIBOR+9.5% (1% floor) cash due 7/10/2019(17)		15,000	15,000	15,000
1,078,284 Common Stock Warrants (exercise price $0.9274)			—	—
			15,000	15,000

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (continued)
(dollar amounts in thousands)
September 30, 2014

Portfolio Company/Type of Investment(1)(2)(5)(22)	Industry	Principal(8)	Cost	Fair Value
Loftware, Inc.	Internet software & services
Mezzanine Term Loan, 11% cash 1% PIK due 7/18/2020		$6,013	$6,013	$6,013
300,000 Class A Common Units in RPLF Holdings, LLC			300	300
			6,313	6,313
Tectum Holdings, Inc.	Auto parts & equipment
Second Lien Term Loan, LIBOR+8.75% (1% floor) cash due 1/28/2021(15)		15,000	15,000	15,000
			15,000	15,000
TV Borrower US, LLC(12)	Integrated telecommunication services
Second Lien Term Loan, LIBOR+8.5% (1% floor) cash due 7/8/2021(15)		30,000	30,000	30,000
			30,000	30,000
Webster Capital III, L.P.	Multi-sector holdings
0.754% limited partnership interest(11)(12)			—	—
			—	—
L Squared Capital Partners LLC	Multi-sector holdings
2% limited partnership interest(11)(12)			—	—
			—	—
ERS Acquisition Corp.	Diversified support services
Second Lien Term Loan, LIBOR+8.25% (1% floor) cash due 9/10/2018(14)		40,000	40,000	40,000
			40,000	40,000
BeyondTrust Software, Inc.	Application software
First Lien Term Loan LIBOR+7% (1% floor) cash due 9/25/2019(14)		112,500	112,434	112,500
First Lien Revolver, LIBOR+7% (1% floor) cash due 9/25/2019(10)(14)			(6)	—
4,500,000 Class A membership interests in BeyondTrust Holdings LLC			4,500	4,500
			116,928	117,000
Total Non-Control/Non-Affiliate Investments (139.4% of net assets)			$2,069,301	$2,060,278
Total Portfolio Investments (188.8% of net assets)			$2,494,683	$2,495,914

(1)	All debt investments are income producing unless otherwise noted. Equity is non-income producing unless otherwise noted.
(2)	See Note 3 to the Consolidated Financial Statements for portfolio composition by geographic region.
(3)	Control Investments are defined by the Investment Company Act of 1940 (“1940 Act”) as investments in companies in which the Company owns more than 25% of the voting securities or maintains greater than 50% of the board representation.

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (continued)
(dollar amounts in thousands)
September 30, 2014

(4)	Affiliate Investments are defined by the 1940 Act as investments in companies in which the Company owns between 5% and 25% of the voting securities.
(5)	Equity ownership may be held in shares or units of companies related to the portfolio companies.
(6)	Income producing through payment of dividends or distributions.
(7)	Non-Control/Non-Affiliate Investments are defined by the 1940 Act as investments that are neither Control Investments nor Affiliate Investments.
(8)	Principal includes accumulated PIK interest and is net of repayments.
(9)	Interest rates have been adjusted on certain term loans and revolvers. These rate adjustments are temporary in nature due to tier pricing arrangements or financial or payment covenant violations in the original credit agreements, or permanent in nature per loan amendment or waiver documents. The table below summarizes these rate adjustments by portfolio company:

Portfolio Company	Effective date	Cash interest	PIK interest	Reason
Refac Optical Group	August 22, 2014	+ 1.0% on Revolver	+ 1.0% on Term Loan A + 1.0% on Term Loan B + 1.0% on Term Loan C	Per loan amendment
EducationDynamics, LLC	August 14, 2014	- 12.0% on Term Loan	+ 12.0% on Term Loan	Per loan amendment
Cenegenics, LLC	August 14, 2014		+ 2.0% on Term Loan	Per loan amendment
Credit Infonet, Inc.	July 1, 2014	- 1.25% on Term Loan	+ 1.25% on Term Loan	Per loan amendment
HealthDrive Corporation	July 1, 2014	- 1.0% on Term Loan A - 3.0% on Term Loan B	+ 3.0% on Term Loan A + 4.0% on Term Loan B	Per loan amendment
Dominion Diagnostics, LLC	April 8, 2014		- 1.0% on Term Loan	Per loan amendment
Phoenix Brands Merger Sub LLC	April 1, 2014	+ 0.75% on Senior Term Loan and Revolver - 10% on Subordinated Term Loan	+ 12.75% on Subordinated Term Loan	Per loan amendment
Olson + Co., Inc.	December 13, 2013	+ 0.25% on Term Loan and Revolver		Per loan amendment
Discovery Practice Management, Inc.	November 4, 2013	+ 2.25% on Term Loan A - 1.0% on Revolver		Per loan amendment
TransTrade Operators, Inc.	August 1, 2014	- 11.0% on Term Loan	+ 7.0% on Term Loan	Per loan amendment
Miche Bag, LLC	July 26, 2013	- 3.0% on Term Loan B	- 1.0% on Term Loan B	Per loan amendment
Ansira Partners, Inc.	June 30, 2013	- 0.5% on Term Loan and Revolver		Tier pricing per loan agreement
Drugtest, Inc.	June 27, 2013	- 1.5% on Term Loan A - 0.75% on Term Loan B - 0.25% on Revolver	- 0.5% on Term Loan B	Per loan amendment
The MedTech Group, Inc.	June 21, 2013	- 0.5% on Term Loan		Per loan amendment
Physicians Pharmacy Alliance, Inc.	April 1, 2013	+ 1.0% on Term Loan	+ 1.0% on Term Loan	Per loan agreement
Deltek, Inc.	February 1, 2013	- 1.0% on Revolver		Per loan amendment
JTC Education, Inc.	January 1, 2013	+ 0.25% on Term Loan		Per loan amendment
CCCG, LLC	November 15, 2012	+ 0.5% on Term Loan	+ 1.0% on Term Loan	Per loan amendment
Yeti Acquisition, LLC	October 1, 2012	- 1.0% on Term Loan A, Term Loan B and Revolver		Tier pricing per loan agreement
(10)	Investment has undrawn commitments and a negative cost basis as a result of unamortized fees. Unamortized fees are classified as unearned income which reduces cost basis.
(11)	Represents an unfunded commitment to fund limited partnership interest.
(12)	Investment is not a “qualifying asset” as defined under Section 55(a) of the 1940 Act, in whole or in part.
(13)	The sale of a portion of this loan does not qualify for sale accounting under ASC Topic 860 — Transfers and Servicing, and therefore, the entire debt investment remains in the Schedule of Investments. (See Note 15 in the accompanying notes to the Consolidated Financial Statements.)
(14)	The principal balance outstanding for this debt investment, in whole or in part, is indexed to 90-day LIBOR.

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (continued)
(dollar amounts in thousands)
September 30, 2014

(15)	The principal balance outstanding for this debt investment, in whole or in part, is indexed to 30-day, 60-day, 90-day or 180-day LIBOR, at the borrower’s option.
(16)	The principal balance outstanding for this debt investment, in whole or in part, is indexed to 30-day, 60-day or 90-day LIBOR, at the borrower’s option.
(17)	The principal balance outstanding for this debt investment, in whole or in part, is indexed to 30-day LIBOR.
(18)	The principal balance outstanding for this debt investment, in whole or in part, is indexed to 30-day or 60-day LIBOR, at the borrower’s option.
(19)	The principal balance outstanding for this debt investment, in whole or in part, is indexed to 180-day LIBOR.
(20)	The principal balance outstanding for this debt investment, in whole or in part, is indexed to 30-day, 90-day or 180-day LIBOR, at the borrower’s option.
(21)	The principal balance outstanding for this debt investment, in whole or in part, is indexed to 30-day or 90-day LIBOR, at the borrower’s option.
(22)	Each of the Company’s investments are pledged as collateral under one or more of its credit facilities. A single investment may be divided into parts that are individually pledged as collateral to separate credit facilities.
(23)	The Company, through its investments in HFG Holdings, LLC, acquired a majority equity interest in Healthcare Finance Group, LLC, which provides financing to healthcare companies. The fair value of the Company’s debt and equity investments in HFG Holdings approximates the fair value of HFG Holdings’ equity investment in Healthcare Finance Group, LLC.
(24)	As defined in the 1940 Act, the Company is deemed to be both an “Affiliated Person” of and to “Control” this portfolio company as the Company owns more than 25% of the portfolio company’s outstanding voting securities or has the power to exercise control over management or policies of such portfolio company (including through a management agreement). See Schedule 12-14 in the accompanying notes to the consolidated financial statements for transactions during the year ended September 30, 2014 in which the issuer was both an Affiliated Person and a portfolio company that the Company is deemed to Control.

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments
(dollar amounts in thousands)
September 30, 2013

Portfolio Company/Type of Investment(1)(2)(5)	Industry	Principal(8)	Cost	Fair Value
Control Investments(3)
Traffic Solutions Holdings, Inc.	Construction and engineering
Second Lien Term Loan, 12% cash 3% PIK due 12/31/2016		$14,494	$14,480	$14,499
LC Facility, 8.5% cash due 12/31/2016(10)			(5)	—
746,114 Series A Preferred Units			12,786	15,891
746,114 Class A Common Stock Units			5,316	10,529
			32,577	40,919
TransTrade Operators, Inc.	Air freight and logistics
First Lien Term Loan, 11% cash 3% PIK due 5/31/2016		13,660	13,660	13,524
596.67 Series A Common Units in TransTrade Holding LLC			—	—
3,033,333.33 Preferred Units in TransTrade Holding LLC			3,033	539
			16,693	14,063
HFG Holdings, LLC	Specialized finance
First Lien Term Loan, 6% cash 4% PIK due 6/10/2019		93,135	93,135	93,297
860,000 Class A Units			22,347	22,346
			115,482	115,643
First Star Aviation, LLC	Airlines
First Lien Term Loan, 9% cash 3% PIK due 1/9/2018		19,211	19,211	19,211
5,264,207 Common Units			5,264	5,264
			24,475	24,475
Eagle Hospital Physicians, LLC(13)	Healthcare services
First Lien Term Loan A, 8% PIK due 8/1/2016		11,150	11,150	11,149
First Lien Term Loan B, 8.1% PIK due 8/1/2016		3,041	3,041	3,050
First Lien Revolver, 8% cash due 8/1/2016			—	—
4,100,000 Class A Common Units			4,100	6,203
			18,291	20,402
Total Control Investments (15.7% of net assets)			$207,518	$215,502
Affiliate Investments(4)
Caregiver Services, Inc.	Healthcare services
1,080,399 shares of Series A Preferred Stock			$1,080	$3,256
			1,080	3,256
AmBath/ReBath Holdings, Inc.(9)	Home improvement retail
First Lien Term Loan A, LIBOR+7% (3% floor) cash due 4/30/2016		$3,223	3,219	3,272
First Lien Term Loan B, 12.5% cash 2.5% PIK due 4/30/2016		25,515	25,508	25,317
4,668,788 Shares of Preferred Stock			—	87
			28,727	28,676
Total Affiliate Investments (2.3% of net assets)			$29,807	$31,932

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (continued)
(dollar amounts in thousands)
September 30, 2013

Portfolio Company/Type of Investment(1)(2)(5)	Industry	Principal(8)	Cost	Fair Value
Non-Control/Non-Affiliate Investments(7)
Fitness Edge, LLC	Leisure facilities
1,000 Common Units(6)			$43	$190
			43	190
Capital Equipment Group, Inc.(9)	Industrial machinery
Second Lien Term Loan, 12% cash 2.75% PIK due 12/27/2015		$4,007	4,007	4,003
33,786 shares of Common Stock			345	1,206
			4,352	5,209
Western Emulsions, Inc.	Construction materials
Second Lien Term Loan, 12.5% cash 2.5% PIK due 6/30/2014		7,200	7,170	7,297
			7,170	7,297
HealthDrive Corporation(9)	Healthcare services
First Lien Term Loan A, 10% cash due 7/17/2014		4,151	4,148	4,213
First Lien Term Loan B, 12% cash 1% PIK due 7/17/2014		10,573	10,573	10,497
First Lien Revolver, 12% cash due 7/17/2014		2,266	2,266	2,266
			16,987	16,976
Cenegenics, LLC	Healthcare services
First Lien Term Loan, 9.75% cash due 9/30/2019		33,500	33,468	33,527
414,419 Common Units(6)			598	1,317
			34,066	34,844
Riverlake Equity Partners II, LP	Multi-sector holdings
1.78% limited partnership interest(6)(12)			362	325
			362	325
Riverside Fund IV, LP	Multi-sector holdings
0.34% limited partnership interest(6)(12)			713	658
			713	658
Psilos Group Partners IV, LP	Multi-sector holdings
2.35% limited partnership interest(11)(12)			—	—
			—	—
Mansell Group, Inc.(9)	Advertising
First Lien Term Loan A, LIBOR+7% (3% floor) cash due 4/30/2015		6,551	6,498	6,616
First Lien Term Loan B, LIBOR+9% (3% floor) cash 1.5% PIK due 4/30/2015		9,424	9,362	9,510
First Lien Revolver, LIBOR+6% (3% floor) cash due 4/30/2015(10)		—	(13)	—
			15,847	16,126
Enhanced Recovery Company, LLC	Diversified support services
First Lien Term Loan A, LIBOR+7% (2% floor) cash due 8/13/2015		11,500	11,398	11,522
First Lien Term Loan B, LIBOR+10% (2% floor) cash 1% PIK due 8/13/2015		16,013	15,913	15,999
First Lien Revolver, LIBOR+7% (2% floor) cash due 8/13/2015		500	463	500
			27,774	28,021

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (continued)
(dollar amounts in thousands)
September 30, 2013

Portfolio Company/Type of Investment(1)(2)(5)	Industry	Principal(8)	Cost	Fair Value
Specialty Bakers LLC	Food distributors
First Lien Term Loan A, LIBOR+8.5% cash due 9/15/2015		$3,720	$3,596	$3,721
First Lien Term Loan B, LIBOR+11% (2.5% floor) cash due 9/15/2015		11,000	10,882	11,011
First Lien Revolver, LIBOR+8.5% cash due 9/15/2015		4,000	3,957	4,000
			18,435	18,732
Welocalize, Inc.	Internet software & services
3,393,060 Common Units in RPWL Holdings, LLC			3,393	7,695
			3,393	7,695
Miche Bag, LLC(9)	Apparel, accessories & luxury goods
First Lien Term Loan B, LIBOR+10% (3% floor) 3% PIK due 12/7/2015		17,576	16,307	17,514
First Lien Revolver, LIBOR+7% (3% floor) cash due 12/7/2015(10)			(33)	—
10,371 Series A Preferred Equity units in Miche Bag Holdings, LLC			1,037	419
1,358.854 Series C Preferred Equity units in Miche Bag Holdings, LLC			136	—
19,417 Series A Common Equity units in Miche Bag Holdings, LLC			—	—
146,289 Series D Common Equity units in Miche Bag Holdings, LLC			1,463	—
			18,910	17,933
Bunker Hill Capital II (QP), LP	Multi-sector holdings
0.51% limited partnership interest(12)			214	121
			214	121
Drugtest, Inc.(9)	Human resources & employment services
First Lien Term Loan A, LIBOR+7.5% (0.75% floor) cash due 6/27/2018		38,809	38,702	38,864
First Lien Term Loan B, LIBOR+10% (1% floor) 1.5% PIK due 6/27/2018		15,752	15,682	15,899
First Lien Revolver, LIBOR+6% (1% floor) cash due 6/27/2018(10)			(34)	—
			54,350	54,763
Saddleback Fence and Vinyl Products, Inc.(9)	Building products
First Lien Term Loan, 8% cash due 11/30/2013		635	635	635
First Lien Revolver, 8% cash due 11/30/2013		100	100	100
			735	735
Physicians Pharmacy Alliance, Inc.(9)	Healthcare services
First Lien Term Loan, LIBOR+9% cash 1.5% PIK due 1/4/2016		11,435	11,266	11,399
First Lien Revolver, LIBOR+6% cash due 1/4/2016(10)			(20)	—
			11,246	11,399

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (continued)
(dollar amounts in thousands)
September 30, 2013

Portfolio Company/Type of Investment(1)(2)(5)	Industry	Principal(8)	Cost	Fair Value
Cardon Healthcare Network, LLC	Diversified support services
65,903 Class A Units			$250	$523
			250	523
Phoenix Brands Merger Sub LLC(9)	Household products
Senior Term Loan, LIBOR+5% (1.5% floor) cash due 1/31/2016		5,518	5,432	5,423
Subordinated Term Loan, 10% cash 3.875% PIK due 2/1/2017		21,610	21,323	20,842
Senior Revolver, LIBOR+5% (1.5% floor) cash due 1/31/2016		3,000	2,922	3,000
			29,677	29,265
CCCG, LLC(9)	Oil & gas equipment services
First Lien Term Loan, LIBOR+8% (1.75% floor) cash 1% PIK due 12/29/2017		35,148	34,717	34,988
First Lien Revolver, LIBOR+5.5% (1.75% floor) cash due 12/31/2014			—	—
			34,717	34,988
Maverick Healthcare Group, LLC	Healthcare equipment
First Lien Term Loan A, LIBOR+9% (1.75% floor) cash due 12/31/2016		9,950	9,950	9,956
First Lien Term Loan B, LIBOR+9% (1.75% floor) cash due 12/31/2016		38,900	38,546	38,838
			48,496	48,794
Refac Optical Group(14)	Specialty stores
First Lien Term Loan A, LIBOR+7.5% cash due 9/30/2018		24,674	24,510	24,923
First Lien Term Loan B, LIBOR+8.5% cash 1.75% PIK due 9/30/2018		32,932	32,639	33,205
First Lien Term Loan C, 12% cash due 12/31/2014		10,000	10,000	10,013
First Lien Revolver, LIBOR+7.5% cash due 9/30/2018(10)			(69)	—
1,550.9435 Shares of Common Stock in Refac Holdings, Inc.			1	—
500.9435 Shares of Series A-2 Preferred Stock in Refac Holdings, Inc.			305	—
1,000 Shares of Series A Preferred Stock in Refac Holdings, Inc.			999	884
			68,385	69,025
GSE Environmental, Inc.(9)	Environmental & facilities services
First Lien Term Loan, LIBOR+5.5% (1.5% floor) cash due 5/27/2016		8,812	8,755	8,113
			8,755	8,113
Baird Capital Partners V, LP	Multi-sector holdings
0.40% limited partnership interest(12)			649	728
			649	728

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (continued)
(dollar amounts in thousands)
September 30, 2013

Portfolio Company/Type of Investment(1)(2)(5)	Industry	Principal(8)	Cost	Fair Value
Charter Brokerage, LLC	Oil & gas equipment services
Senior Term Loan, LIBOR+6.5% (1.5% floor) cash due 10/10/2016		$28,914	$28,828	$29,462
Subordinated Term Loan, 11.75% cash 2% PIK due 10/10/2017		11,976	11,921	12,004
Senior Revolver, LIBOR+6.5% (1.5% floor) cash due 10/10/2016(10)			(40)	—
			40,709	41,466
Stackpole Powertrain International Holding, L.P.	Auto parts & equipment
1,000 Common Units(12)			1,000	3,200
			1,000	3,200
Discovery Practice Management, Inc.(9)	Healthcare services
First Lien Term Loan A, LIBOR+7.5% cash due 8/8/2016		5,756	5,706	5,761
First Lien Term Loan B, 12% cash 3% PIK due 8/8/2016		6,606	6,559	6,608
First Lien Revolver, LIBOR+7% cash due 8/8/2016		3,000	2,977	3,000
			15,242	15,369
CTM Group, Inc.	Leisure products
Subordinated Term Loan A, 11% cash 2% PIK due 2/10/2017		10,966	10,896	11,024
Subordinated Term Loan B, 18.4% PIK due 2/10/2017		4,553	4,532	4,559
			15,428	15,583
Milestone Partners IV, LP	Multi-sector holdings
0.86% limited partnership interest(6)(12)			586	638
			586	638
Insight Pharmaceuticals LLC	Pharmaceuticals
Second Lien Term Loan, LIBOR+11.75% (1.5% floor) cash due 8/25/2017		13,517	13,439	13,607
			13,439	13,607
National Spine and Pain Centers, LLC	Healthcare services
Subordinated Term Loan, 11% cash 1.6% PIK due 9/27/2017		29,263	29,084	29,535
317,282.97 Class A Units			317	404
			29,401	29,939
RCPDirect, LP	Multi-sector holdings
0.91% limited partnership interest(6)(12)			476	569
			476	569
The MedTech Group, Inc.(9)	Healthcare equipment
Senior Term Loan, LIBOR+5.5% (1.25% floor) cash due 9/7/2016		12,448	12,379	12,454
			12,379	12,454
Digi-Star Acquisition Holdings, Inc.	Industrial machinery
Subordinated Term Loan, 12% cash 1.5% PIK due 11/18/2017		12,316	12,231	12,439
264.37 Class A Preferred Units			264	304
2,954.87 Class A Common Units			36	246
			12,531	12,989

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (continued)
(dollar amounts in thousands)
September 30, 2013

Portfolio Company/Type of Investment(1)(2)(5)	Industry	Principal(8)	Cost	Fair Value
CPASS Acquisition Company	Internet software & services
First Lien Term Loan, LIBOR+9% (1.5% floor) cash 1% PIK due 11/21/2016		$8,069	$8,005	$8,166
First Lien Revolver, LIBOR+9% (1.5% floor) cash due 11/21/2016(10)			(12)	—
			7,993	8,166
Genoa Healthcare Holdings, LLC	Pharmaceuticals
Senior Term Loan, LIBOR+5.25% (1.25% floor) cash due 12/1/2016		8,775	8,775	8,797
Subordinated Term Loan, 12% cash 2% PIK due 6/1/2017		12,973	12,890	13,206
Senior Revolver, LIBOR+5.25% (1.25% floor) cash due 12/1/2016			—	—
500,000 Preferred units(6)			261	275
500,000 Class A Common Units			25	466
			21,951	22,744
ACON Equity Partners III, LP	Multi-sector holdings
0.15% limited partnership interest(6)(12)			329	361
			329	361
CRGT, Inc.	IT consulting & other services
Subordinated Term Loan, 12.5% cash 3% PIK due 3/9/2018		26,741	26,553	27,445
			26,553	27,445
Riverside Fund V, LP	Multi-sector holdings
0.48% limited partnership interest(12)			288	239
			288	239
World 50, Inc.	Research & consulting services
First Lien Term Loan A, LIBOR+6.25% (1.5% floor) cash due 3/30/2017		10,718	10,622	10,834
First Lien Term Loan B, 12.5% cash due 3/30/2017		7,000	6,941	7,078
Senior Revolver, LIBOR+6.25% (1.5% floor) cash due 3/30/2017(10)			(42)	—
			17,521	17,912
Nixon, Inc.	Apparel, accessories & luxury goods
First Lien Term Loan, 8.75% cash 2.75% PIK due 4/16/2018		9,551	9,476	9,791
			9,476	9,791
JTC Education, Inc.(9)	Education services
Subordinated Term Loan, 13% cash due 11/1/2017		14,500	14,415	14,503
17,391 Shares of Series A-1 Preferred Stock			313	174
17,391 Shares of Common Stock			187	—
			14,915	14,677

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (continued)
(dollar amounts in thousands)
September 30, 2013

Portfolio Company/Type of Investment(1)(2)(5)	Industry	Principal(8)	Cost	Fair Value
BMC Acquisition, Inc.	Diversified financial services
Senior Term Loan, LIBOR+5.5% (1% floor) cash due 5/1/2017		$5,315	$5,285	$5,311
Senior Revolver, LIBOR+5% (1% floor) cash due 5/1/2017(10)			(7)	—
500 Series A Preferred Shares			500	534
50,000 Common Shares			1	—
			5,779	5,845
Ansira Partners, Inc.(9)	Advertising
First Lien Term Loan, LIBOR+5.5% (1.5% floor) cash due 5/4/2017		10,593	10,529	10,580
First Lien Revolver, LIBOR+5.5% (1.5% floor) cash due 5/4/2017(10)			(6)	—
250 Preferred Units & 250 Class A Common Units of Ansira Holdings, LLC			250	334
			10,773	10,914
Edmentum, Inc.	Education services
Second Lien Term Loan, L+9.75% (1.5% floor) cash due 5/17/2019		17,000	17,000	17,288
			17,000	17,288
I Drive Safely, LLC	Education services
First Lien Term Loan, LIBOR+8.5% (1.5% floor) cash due 5/25/2017		27,000	26,975	27,521
First Lien Revolver, LIBOR+6.5% (1.5% floor) cash due 5/25/2017(10)			(5)	—
75,000 Class A Common Units of IDS Investments, LLC			750	755
			27,720	28,276
Yeti Acquisition, LLC(9)	Leisure products
First Lien Term Loan A, LIBOR+8% (1.25% floor) cash due 6/15/2017		18,345	18,317	18,523
First Lien Term Loan B, LIBOR+11.25% (1.25% floor) cash 1% PIK due 6/15/2017		12,000	11,988	12,089
First Lien Revolver, LIBOR+8% (1.25% floor) cash due 6/15/2017(10)			(10)	—
1,500 Common Stock Units of Yeti Holdings, Inc.			1,500	3,755
			31,795	34,367
Specialized Education Services, Inc.	Education services
Senior Term Loan, LIBOR+5.5% (1.5% floor) cash due 6/28/2017		8,988	8,988	9,056
Subordinated Term Loan, 11% cash 1.5% PIK due 6/28/2018		17,839	17,839	18,200
			26,827	27,256
PC Helps Support, LLC	IT consulting & other services
Subordinated Term Loan, 12% cash 1.5% PIK due 9/5/2018		18,804	18,804	18,989
675 Series A Preferred Units of PCH Support Holdings, Inc.			675	674
7,500 Class A Common Stock Units of PCH Support Holdings, Inc.			75	—
			19,554	19,663

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (continued)
(dollar amounts in thousands)
September 30, 2013

Portfolio Company/Type of Investment(1)(2)(5)	Industry	Principal(8)	Cost	Fair Value
Olson + Co., Inc.	Advertising
First Lien Term Loan, LIBOR+5.5% (1.5% floor) cash due 9/30/2017		$12,853	$12,853	$12,853
First Lien Revolver, LIBOR+5.5% (1.5% floor) cash due 9/30/2017			—	—
			12,853	12,853
Beecken Petty O’Keefe Fund IV, L.P.	Multi-sector holdings
0.5% limited partnership interest(11)(12)			—	—
			—	—
Deltek, Inc.(9)	IT consulting & other services
Second Lien Term Loan, LIBOR+8.75% (1.25% floor) cash due 10/10/2019		25,000	25,000	25,415
First Lien Revolver, LIBOR+4.75% (1.25% floor) cash due 10/10/2017		1,333	1,333	1,333
			26,333	26,748
First American Payment Systems, LP	Diversified support services
Second Lien Term Loan, LIBOR+9.5% (1.25% floor) cash due 4/12/2019		25,000	25,000	25,130
First Lien Revolver, LIBOR+4.5% (1.25% floor) cash due 10/12/2017			—	—
			25,000	25,130
Dexter Axle Company	Auto parts & equipment
Subordinated Term Loan, 11.25% cash 2% PIK due 11/1/2019		30,561	30,561	31,009
1,500 Common Shares in Dexter Axle Holding Company			1,500	1,795
			32,061	32,804
IG Investments Holdings, LLC	IT consulting & other services
Second Lien Term Loan, LIBOR+9% (1.25% floor) cash due 10/31/2020		10,000	10,000	10,059
			10,000	10,059
SumTotal Systems, LLC	Internet software & services
Second Lien Term Loan, LIBOR+9% (1.25% floor) cash due 5/16/2019		20,000	20,000	20,015
			20,000	20,015
Comprehensive Pharmacy Services, LLC	Pharmaceuticals
Subordinated Term Loan, 11.25% cash 1.5% PIK due 11/30/2019		14,148	14,148	14,401
20,000 Common Shares in MCP CPS Group Holdings, Inc.(6)			2,000	2,036
			16,148	16,437

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (continued)
(dollar amounts in thousands)
September 30, 2013

Portfolio Company/Type of Investment(1)(2)(5)	Industry	Principal(8)	Cost	Fair Value
Reliance Communications, LLC	Internet software & services
First Lien Term Loan A, LIBOR+7% (1% floor) cash due 12/18/2017		$21,774	$21,769	$21,898
First Lien Term Loan B, LIBOR+11.5% (1% floor) cash due 12/18/2017		11,333	11,331	11,398
First Lien Revolver, LIBOR+7% (1% floor) cash due 12/18/2017		2,250	2,249	2,250
			35,349	35,546
Garretson Firm Resolution Group, Inc.	Diversified support services
First Lien Term Loan, LIBOR+5% (1.25% floor) cash due 12/20/2018		7,264	7,264	7,283
Subordinated Term Loan, 11% cash 1.5% PIK due 6/20/2019		5,019	5,019	5,025
First Lien Revolver, LIBOR+5% (1.25% floor) cash due 12/20/2017		1,250	1,250	1,250
4,950,000 Preferred Units in GRG Holdings, LP			495	489
50,000 Common Units in GRG Holdings, LP			5	—
			14,033	14,047
Teaching Strategies, LLC	Education services
First Lien Term Loan A, LIBOR+6% (1.25% floor) cash due 12/21/2017		36,662	36,656	37,173
First Lien Term Loan B, LIBOR+8.35% (1.25% floor) cash 3.15% PIK due 12/21/2017		19,605	19,603	19,888
First Lien Revolver, LIBOR+6% (1.25% floor) cash due 12/21/2017(10)			(1)	—
			56,258	57,061
Omniplex World Services Corporation	Security & alarm services
Subordinated Term Loan, 12.25% cash 1.25% PIK due 12/21/2018		12,624	12,624	12,627
500 Class A Common Units in Omniplex Holdings Corp.			500	477
			13,124	13,104
Dominion Diagnostics, LLC	Healthcare services
Subordinated Term Loan, 11% cash 2% PIK due 12/21/2018		15,746	15,746	16,016
			15,746	16,016
Affordable Care, Inc.	Healthcare services
Second Lien Term Loan, LIBOR+9.25% (1.25% floor) cash due 12/26/2019		21,500	21,500	21,957
			21,500	21,957
Aderant North America, Inc.	Internet software & services
Second Lien Term Loan, LIBOR+8.75% (1.25% floor) cash due 6/20/2019		7,000	7,000	7,067
			7,000	7,067
AdVenture Interactive, Corp.	Advertising
First Lien Term Loan, LIBOR+6.75% (1.25% floor) cash due 3/22/2018		112,575	112,555	112,760
First Lien Revolver, LIBOR+6.75% (1.25% floor) cash due 3/22/2018(10)			(1)	—
2,000 Preferred Units of AVI Holdings, L.P.(6)			2,000	2,123
			114,554	114,883

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (continued)
(dollar amounts in thousands)
September 30, 2013

Portfolio Company/Type of Investment(1)(2)(5)	Industry	Principal(8)	Cost	Fair Value
CoAdvantage Corporation	Human resources & employment services
Subordinated Term Loan, 11.5% cash 1.25% PIK due 12/31/2018		$10,094	$10,094	$10,229
50,000 Class A Units in CIP CoAdvantage Investments LLC			500	400
			10,594	10,629
EducationDynamics, LLC	Education services
Subordinated Term Loan, 12% cash 6% PIK due 1/16/2017		11,062	11,062	10,961
			11,062	10,961
Vestcom International, Inc.	Data processing & outsourced services
First Lien Term Loan, LIBOR+5.75% (1.25% floor) cash due 12/26/2018		9,950	9,950	10,010
			9,950	10,010
Sterling Capital Partners IV, L.P.	Multi-sector holdings
0.20% limited partnership interest(6)(12)			472	517
			472	517
Devicor Medical Products, Inc.	Healthcare equipment
First Lien Term Loan, LIBOR+5% (2% floor) cash due 7/8/2015		9,619	9,619	9,618
			9,619	9,618
RP Crown Parent, LLC	Application software
First Lien Revolver, LIBOR+5.5% (1.25% floor) cash due 12/21/2017		1,000	379	1,000
			379	1,000
SESAC Holdco II LLC	Diversified support services
Second Lien Term Loan, LIBOR+8.75% (1.25% floor) cash due 6/28/2019		4,000	4,000	4,097
			4,000	4,097
Advanced Pain Management Holdings, Inc.	Healthcare services
First Lien Term Loan, LIBOR+8.5% (1.25% floor) cash due 2/26/2018		24,000	24,000	24,454
			24,000	24,454
Rocket Software, Inc.	Internet software & services
Second Lien Term Loan, LIBOR+8.75% (1.5% floor) cash due 2/8/2019		10,475	10,435	10,482
			10,435	10,482
TravelClick, Inc.	Internet software & services
Second Lien Term Loan, LIBOR+8.5% (1.25% floor) cash due 3/26/2018		15,000	15,000	15,106
			15,000	15,106

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (continued)
(dollar amounts in thousands)
September 30, 2013

Portfolio Company/Type of Investment(1)(2)(5)	Industry	Principal(8)	Cost	Fair Value
ISG Services, LLC	Diversified support services
First Lien Term Loan, LIBOR+8% (1% floor) cash due 3/28/2018		$95,000	$94,972	$95,111
First Lien Revolver, LIBOR+8% (1% floor) cash due 3/28/2018		4,000	3,997	4,000
			98,969	99,111
Joerns Healthcare, LLC	Healthcare services
Second Lien Term Loan, LIBOR+8.75% (1.25% floor) cash due 9/28/2018		20,000	20,000	19,965
			20,000	19,965
Pingora MSR Opportunity Fund I, LP	Thrift & mortgage finance
1.90% limited partnership interest(12)			208	139
			208	139
Chicago Growth Partners III, LP	Multi-sector holdings
0.50% limited partnership interest(11)(12)			—	—
			—	—
Credit Infonet, Inc.	Data processing & outsourced services
Subordinated Term Loan, 12.25% cash due 10/26/2018		13,250	13,250	13,285
			13,250	13,285
Harden Healthcare, LLC	Healthcare services
First Lien Term Loan, LIBOR+5.5% (1.25% floor) cash due 5/1/2018		8,888	8,888	8,929
			8,888	8,929
H.D. Vest, Inc.	Specialized finance
Second Lien Term Loan, LIBOR+8% (1.25% floor) cash due 6/18/2019		8,750	8,750	8,757
			8,750	8,757
2Checkout.com, Inc.	Diversified support services
First Lien Revolver, LIBOR+5% cash due 6/26/2016		150	148	150
			148	150
Meritas Schools Holdings, LLC	Education services
First Lien Term Loan, LIBOR+5.75% (1.25% floor) cash due 6/25/2019		12,968	12,968	12,973
			12,968	12,973
Personable Holdings, Inc.	Other diversified financial services
First Lien Term Loan, LIBOR+6% (1.25% floor) cash due 5/16/2018		11,109	11,109	11,109
First Lien Revolver, LIBOR+6% (1.25% floor) cash due 5/16/2018			—	—
			11,109	11,109

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (continued)
(dollar amounts in thousands)
September 30, 2013

Portfolio Company/Type of Investment(1)(2)(5)	Industry	Principal(8)	Cost	Fair Value
Ikaria Acquisition, Inc.	Healthcare services
First Lien Term Loan B, LIBOR+6% (1.25% floor) cash due 7/3/2018		$9,875	$9,875	$9,875
Second Lien Term Loan, LIBOR+9.75% (1.25% floor) cash due 7/3/2019		8,000	8,000	8,000
			17,875	17,875
Blue Coat Systems, Inc.	Internet software & services
Second Lien Term Loan, LIBOR+8.5% (1% floor) cash due 6/28/2020		10,000	10,000	10,000
			10,000	10,000
Royal Adhesives and Sealants, LLC	Specialty chemicals
Second Lien Term Loan, LIBOR+8.5% (1.25% floor) cash due 1/31/2019		20,000	20,000	20,000
			20,000	20,000
Bracket Holding Corp.	Healthcare services
Second Lien Term Loan, LIBOR+8.25% (1% floor) cash due 2/15/2020		32,000	32,000	32,000
50,000 Common Units in AB Group Holdings, LP			500	500
			32,500	32,500
Digital Insight Corporation	Other diversified financial services
First Lien Term Loan, LIBOR+4.25% (1.25% floor) cash due 8/1/2019		5,000	5,000	5,000
Second Lien Term Loan, LIBOR+8.25% (1.25% floor) cash due 8/1/2020		20,000	20,000	20,000
			25,000	25,000
Salus CLO 2012-1, Ltd.	Asset management & custody banks
Class F Deferrable Notes – A, LIBOR+11.5% cash due 3/5/2021(12)		7,500	7,500	7,500
Class F Deferrable Notes – B, LIBOR+10.85% cash due 3/5/2021(12)		22,000	22,000	22,000
			29,500	29,500
HealthEdge Software, Inc.	Application software
Second Lien Term Loan, 12% cash due 9/30/2018		12,500	12,500	12,500
			12,500	12,500
Total Non-Control/Non-Affiliate Investments (120.2% of net assets)			$1,622,326	$1,645,612
Total Portfolio Investments (138.3% of net assets)			$1,859,651	$1,893,046

(1)	All debt investments are income producing unless otherwise noted. Equity is non-income producing unless otherwise noted.
(2)	See Note 3 to the Consolidated Financial Statements for portfolio composition by geographic region.
(3)	Control Investments are defined by the 1940 Act as investments in companies in which the Company owns more than 25% of the voting securities or maintains greater than 50% of the board representation.

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (continued)
(dollar amounts in thousands)
September 30, 2013

(4)	Affiliate Investments are defined by the 1940 Act as investments in companies in which the Company owns between 5% and 25% of the voting securities.
(5)	Equity ownership may be held in shares or units of companies related to the portfolio companies.
(6)	Income producing through payment of dividends or distributions.
(7)	Non-Control/Non-Affiliate Investments are defined by the 1940 Act as investments that are neither Control Investments nor Affiliate Investments.
(8)	Principal includes accumulated PIK interest and is net of repayments.
(9)	Interest rates have been adjusted on certain term loans and revolvers. These rate adjustments are temporary in nature due to tier pricing arrangements or financial or payment covenant violations in the original credit agreements, or permanent in nature per loan amendment or waiver documents. The table below summarizes these rate adjustments by portfolio company:

Portfolio Company	Effective date	Cash interest	PIK interest	Reason
Phoenix Brands Merger Sub LLC	July 31, 2013	+ 2.25% on Senior Term Loan + 2.25% on Revolver + 0.75% on Subordinated Term Loan		Per loan agreement
GSE Environmental, Inc.	July 30, 2013	+ 2.0% on Term Loan		Per loan amendment
Miche Bag, LLC	July 26, 2013	- 3.0% on Term Loan B	- 1.0% on Term Loan B	Per loan amendment
Ansira Partners, Inc.	June 30, 2013	- 0.5% on Term Loan & Revolver		Tier pricing per loan agreement
Drugtest, Inc.	June 27, 2013	- 1.5% on Term Loan A - 0.75% on Term Loan B - 0.25% on Revolver	- 0.5% on Term Loan B	Per loan amendment
The MedTech Group, Inc.	June 12, 2013	- 0.50% on Term Loan		Per loan amendment
Physicians Pharmacy Alliance, Inc.	April 1, 2013	+ 3.0% on Term Loan & Revolver	+ 1.0% on Term Loan	Per loan agreement
Discovery Practice Management, Inc.	April 1, 2013	- 1.0% on Term Loan A - 1.0% on Revolver	- 1.0% on Term Loan B	Tier pricing per loan agreement
Deltek, Inc.	February 1, 2013	- 1.0% on Revolver		Per loan amendment
HealthDrive Corporation	January 1, 2013	+ 2.0% on Term Loan A	+ 1.0% on Term Loan B	Per loan amendment
JTC Education, Inc.	January 1, 2013	+ 0.25% on Term Loan		Per loan amendment
Mansell Group, Inc.	January 1, 2013	+ 2.0% on Term Loan A, Term Loan B & Revolver		Per loan agreement
Saddleback Fence & Vinyl Products, Inc.	December 1, 2012	+ 4.0% on Term Loan + 4.0% on Revolver		Per loan amendment
Capital Equipment Group, Inc.	November 30, 2012		- 1.25% on Term Loan	Per loan amendment
CCCG, LLC	November 15, 2012	+ 0.5% on Term Loan	+ 1.0% on Term Loan	Per loan amendment
Yeti Acquisition, LLC	October 1, 2012	- 1.0% on Term Loan A, Term Loan B & Revolver		Tier pricing per loan agreement
Ambath/Rebath Holdings, Inc.	April 1, 2012	- 2.0% on Term Loan A - 4.5% on Term Loan B	+ 2.0% on Term Loan A + 4.5% on Term Loan B	Per loan amendment
(10)	Investment has undrawn commitments and a negative cost basis as a result of unamortized fees. Unamortized fees are classified as unearned income which reduces cost basis.
(11)	Represents an unfunded commitment to fund limited partnership interest.
(12)	Investment is not a qualifying asset as defined under Section 55(a) of the 1940 Act.
(13)	Eagle Hospital Physicians, LLC, is the successor entity to Eagle Hospital Physicians, Inc. and was formed as part of the restructuring process.
(14)	Prior to year end, the Company closed on a $33.4 million incremental investment in Refac Optical Group that had not yet settled as of September 30, 2013. As such, this amount is recorded in “Payables from unsettled transactions” in the Statements of Assets and Liabilities.

See notes to Consolidated Financial Statements.

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 1. Organization

Fifth Street Mezzanine Partners III, L.P. (the “Partnership”), a Delaware limited partnership, was organized on February 15, 2007 to primarily invest in debt securities of small and middle market companies. FSMPIII GP, LLC was the Partnership’s general partner (the “General Partner”). The Partnership’s investments were managed by Fifth Street Management LLC (the “Investment Adviser”). The General Partner and Investment Adviser were under common ownership.

Effective January 2, 2008, the Partnership merged with and into Fifth Street Finance Corp. (the “Company”), an externally managed, closed-end, non-diversified management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940 (the “1940 Act”). Fifth Street Finance Corp. is managed by the Investment Adviser. Prior to January 2, 2008, references to the Company are to the Partnership.

The Company also has certain wholly-owned subsidiaries, including subsidiaries that are not consolidated for U.S. federal income tax purposes, which hold certain portfolio investments of the Company. The subsidiaries are consolidated with the Company for accounting purposes, and the portfolio investments held by the subsidiaries are included in the Company’s Consolidated Financial Statements. All significant intercompany balances and transactions have been eliminated.

On November 28, 2011, the Company transferred the listing of its common stock from the New York Stock Exchange to the NASDAQ Global Select Market, where it continues to trade under the symbol “FSC.” The following table reflects common stock offerings that have occurred from inception through September 30, 2014:

Date	Transaction	Shares	Offering price	Gross proceeds
June 17, 2008	Initial public offering	10,000,000	$14.12	141.2 million
July 21, 2009	Follow-on public offering (including underwriters’ exercise of over-allotment option)	9,487,500	9.25	87.8 million
September 25, 2009	Follow-on public offering (including underwriters’ exercise of over-allotment option)	5,520,000	10.50	58.0 million
January 27, 2010	Follow-on public offering	7,000,000	11.20	78.4 million
February 25, 2010	Underwriters’ partial exercise of over-allotment option	300,500	11.20	3.4 million
June 21, 2010	Follow-on public offering (including underwriters’ exercise of over-allotment option)	9,200,000	11.50	105.8 million
December 2010	At-the-Market offering	429,110	11.87	5.1 million
February 4, 2011	Follow-on public offering (including underwriters’ exercise of over-allotment option)	11,500,000	12.65	145.5 million
June 24, 2011	Follow-on public offering (including underwriters’ partial exercise of over-allotment option)	5,558,469	11.72	65.1 million
January 26, 2012	Follow-on public offering	10,000,000	10.07	100.7 million

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 1. Organization  – (continued)

Date	Transaction	Shares	Offering price		Gross proceeds
September 14, 2012	Follow-on public offering (including underwriters’ partial exercise of over-allotment option)	8,451,486	$10.79		91.2 million
December 7, 2012	Follow-on public offering	14,000,000	10.68		149.5 million
December 14, 2012	Underwriters’ partial exercise of over-allotment option	725,000	10.68		7.7 million
April 15, 2013	Follow-on public offering	13,500,000	10.85		146.5 million
April 26, 2013	Underwriters’ partial exercise of over-allotment option	935,253	10.85		10.1 million
September 26, 2013	Follow-on public offering (including underwriters’ partial exercise of over-allotment option)	17,643,000	10.31		181.9 million
July 11, 2014	Follow-on public offering	13,250,000	9.95		131.8 million
September 2014	At-the-Market offering	841,456	9.86	(1)	8.3 million

(1)	Average offering price.

On February 3, 2010, the Company’s consolidated wholly-owned subsidiary, Fifth Street Mezzanine Partners IV, L.P. (“FSMP IV”), received a license, effective February 1, 2010, from the United States Small Business Administration, or SBA, to operate as a small business investment company, or SBIC, under Section 301(c) of the Small Business Investment Act of 1958. On May 15, 2012, the Company’s consolidated wholly-owned subsidiary, Fifth Street Mezzanine Partners V, L.P. (“FSMP V”), received a license, effective May 10, 2012, from the SBA to operate as an SBIC. SBICs are designed to stimulate the flow of private equity capital to eligible small businesses. Under SBA regulations, SBICs may make loans to eligible small businesses and invest in the equity securities of small businesses.

The SBIC licenses allow the Company’s SBIC subsidiaries to obtain leverage by issuing SBA-guaranteed debentures, subject to the satisfaction of certain customary procedures. SBA-guaranteed debentures are non-recourse, interest only debentures with interest payable semi-annually and have a 10-year maturity. The principal amount of SBA-guaranteed debentures is not required to be paid prior to maturity but may be prepaid at any time without penalty. The interest rate of SBA-guaranteed debentures is fixed at the time of issuance at a market-driven spread over U.S. Treasury Notes with 10-year maturities.

SBA regulations currently limit the amount of SBA-guaranteed debentures that an SBIC may issue to $150 million when it has at least $75 million in regulatory capital. Affiliated SBICs are permitted to issue up to a combined maximum amount of $225 million when they have at least $112.5 million in regulatory capital. As of September 30, 2014, FSMP IV had $75 million in regulatory capital and $150 million in SBA-guaranteed debentures outstanding, which had a fair value of $134.0 million. These debentures bear interest at a weighted average interest rate of 3.567% (excluding the SBA annual charge), as follows:

Rate Fix Date	Debenture Amount	Fixed Interest Rate	SBA Annual Charge
September 2010	$73,000	3.215%	0.285%
March 2011	65,300	4.084	0.285
September 2011	11,700	2.877	0.285

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 1. Organization  – (continued)

As of September 30, 2014, FSMP V had $37.5 million in regulatory capital and $75.0 million in SBA-guaranteed debentures outstanding, which had a fair value of $63.1 million. These debentures bear interest at a weighted average interest rate of 2.835% (excluding the SBA annual charge), as follows:

Rate Fix Date	Debenture Amount	Fixed Interest Rate	SBA Annual Charge
March 2013	$31,750	2.351%	0.804%
March 2014	43,250	3.191	0.804

As of September 30, 2014, the $225.0 million of SBA-guaranteed debentures held by the Company’s SBIC subsidiaries carry a weighted average interest rate of 3.323%.

For the years ended September 30, 2014, 2013 and 2012, the Company recorded interest expense of $8.6 million, $7.1 million and $6.4 million, respectively, related to the SBA-guaranteed debentures of both SBIC subsidiaries.

The SBA restricts the ability of SBICs to repurchase their capital stock. SBA regulations also include restrictions on a “change of control” or transfer of an SBIC and require that SBICs invest idle funds in accordance with SBA regulations. In addition, the Company’s SBIC subsidiaries may also be limited in their ability to make distributions to the Company if they do not have sufficient capital, in accordance with SBA regulations.

The Company’s SBIC subsidiaries are subject to regulation and oversight by the SBA, including requirements with respect to maintaining certain minimum financial ratios and other covenants. Receipt of an SBIC license does not assure that the SBIC subsidiaries will receive SBA-guaranteed debenture funding and is further dependent upon the SBIC subsidiaries continuing to be in compliance with SBA regulations and policies.

The SBA, as a creditor, will have a superior claim to the SBIC subsidiaries’ assets over the Company’s stockholders in the event the Company liquidates the SBIC subsidiaries or the SBA exercises its remedies under the SBA-guaranteed debentures issued by the SBIC subsidiaries upon an event of default.

The Company has received exemptive relief from the Securities and Exchange Commission (“SEC”) to permit it to exclude the debt of the SBIC subsidiaries guaranteed by the SBA from the definition of senior securities in the Company’s 200% asset coverage test under the 1940 Act. This allows the Company increased flexibility under the 200% asset coverage test by permitting it to borrow up to $225 million more than it would otherwise be able to under the 1940 Act absent the receipt of this exemptive relief.

Note 2. Significant Accounting Policies

Basis of Presentation:

The Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the requirements for reporting on Form 10-K and Regulation S-X. In the opinion of management, all adjustments of a normal recurring nature considered necessary for the fair presentation of the Consolidated Financial Statements have been made. The financial results of the Company’s portfolio investments are not consolidated in the Company’s Consolidated Financial Statements.

Use of Estimates:

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions affecting amounts reported in the financial statements and accompanying notes. These estimates are based on the information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Actual results could differ

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 2. Significant Accounting Policies  – (continued)

materially from those estimates under different assumptions and conditions. The most significant estimates inherent in the preparation of the Company’s Consolidated Financial Statements are the valuation of investments and revenue recognition.

The Consolidated Financial Statements include portfolio investments at fair value of $2.5 billion and $1.9 billion at September 30, 2014 and September 30, 2013, respectively. The portfolio investments represent 168.8% and 138.3% of net assets at September 30, 2014 and September 30, 2013, respectively, and their fair values have been determined by the Company’s Board of Directors in good faith in the absence of readily available market values. Because of the inherent uncertainty of valuation, the determined values may differ significantly from the values that would have been used had a ready market existed for the investments, and the differences could be material.

The Company classifies its investments in accordance with the requirements of the 1940 Act. Under the 1940 Act, “Control Investments” are defined as investments in companies in which the Company owns more than 25% of the voting securities or has rights to maintain greater than 50% of the board representation; “Affiliate Investments” are defined as investments in companies in which the Company owns between 5% and 25% of the voting securities; and “Non-Control/Non-Affiliate Investments” are defined as investments that are neither Control Investments nor Affiliate Investments.

Consolidation:

As provided under Regulation S-X and ASC Topic 946 — Financial Services — Investment Companies, the Company will generally not consolidate its investment in a company other than a wholly-owned investment company or a controlled operating company whose business consists of providing services to the Company. Accordingly, the Company consolidated the results of the Company’s wholly-owned subsidiaries in its consolidated financial statements.

Fair Value Measurements:

The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 820 Fair Value Measurements and Disclosures (“ASC 820”) defines fair value as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A liability’s fair value is defined as the amount that would be paid to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available or reliable, valuation techniques are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the investments or market and the investments’ complexity.

Assets and liabilities recorded at fair value in the Company’s Consolidated Financial Statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value.

Hierarchical levels, defined by ASC 820 and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are as follows:

•	Level 1 — Unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
•	Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data at the measurement date for substantially the full term of the assets or liabilities.

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 2. Significant Accounting Policies  – (continued)

•	Level 3 — Unobservable inputs that reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Under ASC 820, the Company performs detailed valuations of its debt and equity investments on an individual basis, using bond yield, market and income approaches as appropriate. In general, the Company utilizes the bond yield method in determining the fair value of its debt investments, as long as it is appropriate. If, in the Company’s judgment, the bond yield approach is not appropriate, it may use the market or income approach in determining the fair value of the Company’s investment in the portfolio company. Investments for which market quotations are readily available may be valued at such market quotations. In order to validate market quotations, the Company looks at a number of factors to determine if the quotations are representative of fair value, including the source and nature of the quotations. In certain instances, the Company may use alternative methodologies, including an asset liquidation, expected recovery model or other alternative approaches.

Under the bond yield approach, the Company uses bond yield models to determine the present value of the future cash flow streams of its debt investments. The Company reviews various sources of transactional data, including private mergers and acquisitions involving debt investments with similar characteristics, and assesses the information in the valuation process.

Under the market approach, the Company estimates the enterprise value of the portfolio companies in which it invests. There is no one methodology to estimate enterprise value and, in fact, for any one portfolio company, enterprise value is best expressed as a range of fair values, from which the Company derives a single estimate of enterprise value. To estimate the enterprise value of a portfolio company, the Company analyzes various factors, including the portfolio company’s historical and projected financial results. Typically, private companies are valued based on multiples of EBITDA (earnings before interest, taxes, depreciation, and amortization), cash flows, net income or revenues. The Company generally requires portfolio companies to provide annual audited and quarterly and monthly unaudited financial statements, as well as annual projections for the upcoming fiscal year. The Company determines the fair value of its limited partnership interests based on the most recently available net asset value of the partnership.

Under the income approach, the Company generally prepares and analyzes discounted cash flow models based on projections of the future free cash flows of the business.

The Company’s Board of Directors undertakes a multi-step valuation process each quarter in connection with determining the fair value of the investment portfolio:

•	The quarterly valuation process begins with each portfolio company or investment being initially valued by the Company’s finance department;
•	Preliminary valuations are then reviewed and discussed with principals of the Investment Adviser;
•	Separately, independent valuation firms are engaged by the Board of Directors to prepare preliminary valuations on a selected basis and submit the reports to the Company;
•	The finance department compares and contrasts its preliminary valuations to the preliminary valuations of the independent valuation firms;
•	The finance department prepares a valuation report for the Audit Committee of the Board of Directors;
•	The Audit Committee of the Board of Directors is apprised of the preliminary valuations of the independent valuation firms;

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 2. Significant Accounting Policies  – (continued)

•	The Audit Committee of the Board of Directors reviews the preliminary valuations with the portfolio managers of the Investment Adviser, and the finance department responds and supplements the preliminary valuations to reflect any comments provided by the Audit Committee;
•	The Audit Committee of the Board of Directors makes a recommendation to the Board of Directors regarding the fair value of the investments in the Company’s portfolio; and
•	The Board of Directors discusses valuations and determines the fair value of each investment in the Company’s portfolio in good faith.

The fair value of each of the Company’s investments at September 30, 2014 and September 30, 2013 was determined in good faith by the Board of Directors. The Board of Directors has authorized the engagement of independent valuation firms to provide valuation assistance. The Company will continue to engage independent valuation firms to provide assistance regarding the determination of the fair value of selected portfolio securities each quarter; however, the Board of Directors is ultimately and solely responsible for the valuation of the portfolio investments at fair value as determined in good faith pursuant to the Company’s valuation policy and a consistently applied valuation process.

A portion of the Company’s portfolio is valued by independent third parties on a quarterly basis, with a substantial portion being valued over the course of each fiscal year. In certain cases, an independent valuation firm may perform a portfolio company valuation which is reviewed and, where appropriate, relied upon by the Company’s Board of Directors in determining the fair value of such investment.

Investment Income:

Interest income, adjusted for accretion of original issue discount or “OID,” is recorded on an accrual basis to the extent that such amounts are expected to be collected. The Company stops accruing interest on investments when it is determined that interest is no longer collectible. In connection with its investment, the Company sometimes receives nominal cost equity that is valued as part of the negotiation process with the particular portfolio company. When the Company receives nominal cost equity, the Company allocates its cost basis in its investment between its debt securities and its nominal cost equity at the time of origination. Any resulting discount from recording the loan, or otherwise purchasing a security at a discount, is accreted into interest income over the life of the loan.

For the Company’s secured borrowings, the interest earned on the entire loan balance is recorded within interest income and the interest earned by the buyer in the partial loan sales is recorded within interest expense in the Consolidated Statements of Operations.

The Company generally recognizes dividend income on the ex-dividend date.

The Company has investments in debt securities which contain payment-in-kind (“PIK”) interest provisions. PIK interest is computed at the contractual rate specified in each investment agreement and added to the principal balance of the investment and recorded as income.

Fee income consists of the monthly servicing fees, advisory fees, structuring fees and prepayment fees that the Company receives in connection with its debt investments. These fees are recognized as earned.

The Company has also structured exit fees across certain of its portfolio investments to be received upon the future exit of those investments. Exit fees are fees which are payable upon the exit of a debt security. These fees are to be paid to the Company upon the sooner to occur of (i) a sale of the borrower or substantially all of the assets of the borrower, (ii) the maturity date of the loan or (iii) the date when full prepayment of the loan occurs. The receipt of such fees is contingent upon the occurrence of one of the events listed above for each of the investments. A percentage of these fees is included in net investment income over the life of the loan.

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 2. Significant Accounting Policies  – (continued)

Gain on Extinguishment of Convertible Notes:

The Company may repurchase its convertible notes (“Convertible Notes”) in accordance with the 1940 Act and the rules promulgated thereunder and may surrender these Convertible Notes to Deutsche Bank Trust Company Americas (the “Trustee”), as trustee, for cancellation. If the repurchase occurs at a purchase price below par value, a gain on the extinguishment of these Convertible Notes is recorded. The amount of the gain recorded is the difference between the reacquisition price and the net carrying amount of the Convertible Notes, net of the proportionate amount of unamortized debt issuance costs.

Cash and Cash Equivalents:

Cash and cash equivalents consist of demand deposits and highly liquid investments with maturities of three months or less, when acquired. The Company places its cash and cash equivalents with financial institutions and, at times, cash held in bank accounts may exceed the Federal Deposit Insurance Corporation insured limit. Included in cash and cash equivalents is $16.5 million that was held at U.S. Bank, National Association in connection with the Company’s Sumitomo facility (as defined in Note 6 — Lines of Credit). The Company is restricted in terms of access to this cash until such time as the Company submits its required monthly reporting schedules and Sumitomo Mitsui Banking Corporation verifies the Company’s compliance per the terms of the credit agreement with the Company. Additionally, the Company has $5.8 million that was held at Wells Fargo Bank, National Association (“Wells Fargo”) that represents collateral for standby letters of credit issued to portfolio companies under the Wells Fargo facility (as defined in Note 6 — Lines of Credit). Effective February 21, 2014, the Company and its financing subsidiary terminated the Wells Fargo facility.

Deferred Financing Costs:

Deferred financing costs consist of fees and expenses paid in connection with the closing or amending of credit facilities and debt offerings, and are capitalized at the time of payment. Deferred financing costs are amortized using the straight line method over the terms of the respective credit facilities and debt securities. This amortization expense is included in interest expense in the Company’s Consolidated Statements of Operations. Upon early termination of a credit facility, the remaining balance of unamortized fees related to such facility is accelerated into interest expense.

Offering Costs:

Offering costs consist of fees and expenses incurred in connection with the public offer and sale of the Company’s common stock, including legal, accounting and printing fees. There were $0.6 million, $1.0 million and $1.3 million of offering costs charged to capital during the years ended September 30, 2014, 2013 and 2012.

Income Taxes:

As a RIC, the Company is not subject to federal income tax on the portion of its taxable income and gains distributed currently to its stockholders as a dividend. The Company intends to distribute between 90% and 100% of its taxable income and gains, within the Subchapter M rules, and thus the Company anticipates that it will not incur any U.S. federal or state income tax at the RIC level. As a RIC, the Company is also subject to a 4% U.S. federal excise tax based on distribution requirements of its taxable income on a calendar year basis. The Company anticipates timely distribution of its taxable income within the tax rules; however, the Company incurred a de minimis U.S. federal excise tax for calendar year 2010. The Company did not incur a U.S. federal excise tax for calendar years 2012 and 2013 and does not expect to incur a U.S. federal excise tax for calendar year 2014. The Company may incur a U.S. federal excise tax in future years.

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 2. Significant Accounting Policies  – (continued)

The purpose of the Company’s taxable subsidiaries is to permit the Company to hold equity investments in portfolio companies which are “pass through” entities for U.S. federal income tax purposes in order to comply with the “source income” requirements contained in the RIC tax requirements. The taxable subsidiaries are not consolidated with the Company for U.S. federal income tax purposes and may generate income tax expense as a result of their ownership of certain portfolio investments. This income tax expense, if any, would be reflected in the Company’s Consolidated Statements of Operations. The Company uses the asset and liability method to account for its taxable subsidiaries’ income taxes. Using this method, the Company recognizes deferred tax assets and liabilities for the estimated future tax effects attributable to temporary differences between financial reporting and tax bases of assets and liabilities. In addition, the Company recognizes deferred tax benefits associated with net operating carry forwards that it may use to offset future tax obligations. The Company measures deferred tax assets and liabilities using the enacted tax rates expected to apply to taxable income in the years in which it expects to recover or settle those temporary differences.

ASC 740 Accounting for Uncertainty in Income Taxes (“ASC 740”) provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the Company’s Consolidated Financial Statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold are recorded as a tax benefit or expense in the current year. Management’s determinations regarding ASC 740 may be subject to review and adjustment at a later date based upon factors including, but not limited to, an ongoing analysis of tax laws, regulations and interpretations thereof. The Company recognizes the tax benefits of uncertain tax positions only where the position is “more-likely-than-not” to be sustained assuming examination by tax authorities. Management has analyzed the Company’s tax positions, and has concluded that no liability for unrecognized tax benefits should be recorded related to uncertain tax positions taken on returns filed for open tax years 2011, 2012 or 2013. The Company identifies its major tax jurisdictions as U.S. Federal and New York State, and the Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next 12 months.

Secured Borrowings:

The Company follows the guidance in ASC 860 Transfers and Servicing when accounting for loan participations and other partial loan sales. Such guidance provides accounting and reporting standards for transfers and servicing of financial assets and requires a participation or other partial loan sale to meet the definition of a “participating interest,” as defined in the guidance, in order for sale treatment to be allowed. Participations or other partial loan sales which do not meet the definition of a participating interest remain on the Company’s Consolidated Statement of Assets and Liabilities and the proceeds are recorded as a secured borrowing until the definition is met. Secured borrowings are carried at fair value to correspond with the related investments, which are carried at fair value. See Note 15 for additional information.

Payable to Syndication Partners

The Company acts as administrative agent for certain loans it originates and then syndicates. As administrative agent, the Company receives interest, principal and/or other payments from borrowers that gets redistributed to syndication partners. Such amounts are recorded as payable to syndication partners on the Consolidated Statements of Assets and Liabilities.

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 2. Significant Accounting Policies  – (continued)

Fair Value Option:

The Company adopted ASC 825-10-25-1 Financial Instruments — Fair Value Option as of February 19, 2014, and elected the fair value option for its secured borrowings which had a cost basis of $84.8 million in the aggregate, as of September 30, 2014. The Company believes that by electing the fair value option for these financial instruments, it provides consistent measurement of the assets and liabilities which relate to the partial loan sales mentioned above.

Reclassifications:

The Company made a minor reclassification of prior year restricted cash balances to conform to current period presentation. This change did not have a material impact on the consolidated financial statements.

Recent Accounting Pronouncements

In June 2013, the FASB issued ASU 2013-08, “Financial Services — Investment Companies (Topic 946): Amendments to the Scope, Measurement, and Disclosure Requirements,” which amends the criteria that define an investment company and clarifies the measurement guidance and requires new disclosures for investment companies. Under ASU 2013-08, an entity already regulated under the 1940 Act will be automatically deemed an investment company under the new GAAP definition. The Company anticipates no impact from adoption of this guidance. ASU 2013-08 will be effective for interim and annual reporting periods in fiscal years that begin after December 15, 2013.

In May 2011, the FASB issued Accounting Standards Update No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”). ASU 2011-04 amends ASC 820, and requires entities to change the wording used to describe the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. ASU 2011-04 clarifies the application of existing fair value measurement and disclosure requirements related to the application of the highest and best use and valuation premise concepts for financial and nonfinancial instruments, measuring the fair value of an instrument classified in shareholders’ equity and disclosures about fair value measurements. ASU 2011-04 changes the measurement of the fair value of financial instruments that are managed within a portfolio and the application of premiums and discounts in a fair value measurement related to size as a characteristic of the reporting entity’s holding rather than a characteristic of the asset or liability. ASU 2011-04 requires additional disclosures about fair value measurements categorized within Level 3 of the fair value hierarchy including the valuation processes used by the reporting entity, the sensitivity of the fair value to changes in unobservable inputs, and the interrelationships between those unobservable inputs, if any. All the amendments to ASC 820 made by ASU 2011-04 are effective for interim and annual periods beginning after December 15, 2011. The adoption of this disclosure-only guidance is included in Note 3 — Portfolio Investments and did not have an impact on the Company’s consolidated financial results.

In February 2011, the FASB issued Accounting Standards Update 2011-02, Receivables (Topic 310): A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring (“ASU 2011-02”). ASU 2011-02 clarifies which loan modifications constitute troubled debt restructurings. It is intended to assist creditors in determining whether a modification of the terms of a receivable meets the criteria to be considered a troubled debt restructuring, both for purposes of recording an impairment loss and for disclosure of troubled debt restructurings. In evaluating whether a restructuring constitutes a troubled debt restructuring, a creditor must separately conclude that both of the following exist: (a) the restructuring constitutes a concession; and (b) the debtor is experiencing financial difficulties. ASU 2011-02 provides guidance to clarify whether the creditor has granted a concession and whether a debtor is experiencing financial difficulties. ASU 2011-02 also clarifies that a creditor is precluded from using the effective interest rate test, as described in the debtors guidance on restructuring payables, when evaluating whether a restructuring constitutes a troubled debt

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 2. Significant Accounting Policies  – (continued)

restructuring. The new guidance is effective for interim and annual periods beginning on or after June 15, 2011, and applies retrospectively to restructurings occurring on or after the beginning of the fiscal year of adoption. The clarified guidance may affect the accounting for certain restructurings that were previously accounted for under the aforementioned debtor guidance on restructuring payables and provide for enhanced disclosure around such restructurings. The adoption of ASU 2011-02 did not have a material impact on the Company’s financial condition and results of operations.

Note 3. Portfolio Investments

At September 30, 2014, 168.8% of net assets, or $2.5 billion, was invested in 124 portfolio investments, including the Company’s investment in subordinated notes and LLC equity interests in Senior Loan Fund JV I, LLC (“SLF JV I”) with a fair value of $54.0 million and $5.6 million, respectively, and 5.9% of net assets, or $86.7 million, was invested in cash and cash equivalents. In comparison, at September 30, 2013, 138.3% of net assets, or $1.9 billion, was invested in 99 portfolio investments and 10.5% of net assets, or $143.3 million, was invested in cash and cash equivalents. As of September 30, 2014,78.7% of the Company’s portfolio at fair value consisted of senior secured debt investments that were secured by priority liens on the assets of the portfolio companies. Moreover, the Company held equity investments in certain of its portfolio companies consisting of common stock, preferred stock, limited partnership interests or limited liability company interests. These instruments generally do not produce a current return but are held for potential investment appreciation and capital gain.

During the years ended September 30, 2014, 2013 and 2012, the Company recorded net realized gains (losses) of $2.2 million, $(26.5) million and $(64.6) million, respectively. During the years ended September 30, 2014, 2013 and 2012, the Company recorded net unrealized appreciation (depreciation) on investments of $(32.2) million, $13.4 million and $56.0 million, respectively.

The composition of the Company’s investments as of September 30, 2014 and September 30, 2013 at cost and fair value was as follows:

	September 30, 2014		September 30, 2013
	Cost	Fair Value	Cost	Fair Value
Investments in debt securities	$2,309,405	$2,291,459	$1,779,201	$1,793,463
Investments in equity securities	125,296	144,822	80,450	99,583
Debt investment in senior loan fund vehicle	53,984	53,984	—	—
Equity investment in senior loan fund vehicle	5,998	5,649	—	—
Total	$2,494,683	$2,495,914	$1,859,651	$1,893,046

The composition of the Company’s debt investments as of September 30, 2014 and September 30, 2013 at fixed rates and floating rates was as follows:

	September 30, 2014		September 30, 2013
	Fair Value	% of Debt Portfolio	Fair Value	% of Debt Portfolio
Fixed rate debt securities	$703,967	30.01%	$584,876	32.61%
Floating rate debt securities, including subordinated notes of SLF JV I	1,641,476	69.99	1,208,587	67.39
Total	$2,345,443	100.00%	$1,793,463	100.00%

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 3. Portfolio Investments  – (continued)

The following table presents the financial instruments carried at fair value as of September 30, 2014, by caption on the Company’s Consolidated Statement of Assets and Liabilities for each of the three levels of hierarchy established by ASC 820:

	Level 1	Level 2	Level 3	Total
Investments in debt securities (senior secured)	$—	$—	$1,972,088	$1,972,088
Investments in debt securities (subordinated, including subordinated notes of SLF JV I)	—	—	343,855	343,855
Investments in debt securities (Collateralized loan obligation, or CLO)	—	—	29,500	29,500
Investments in equity securities (preferred)	—	—	26,469	26,469
Investments in equity securities (common, including LLC equity interests of SLF JV I)	—	—	124,002	124,002
Total investments at fair value	$—	$—	$2,495,914	$2,495,914
Secured borrowings relating to senior secured debt investments	—	—	84,803	84,803
Total liabilities at fair value	$—	$—	$84,803	$84,803

The following table presents the financial instruments carried at fair value as of September 30, 2013, by caption on the Company’s Consolidated Statement of Assets and Liabilities for each of the three levels of hierarchy established by ASC 820:

	Level 1	Level 2	Level 3	Total
Investments in debt securities (senior secured)	$—	$—	$1,467,665	$1,467,665
Investments in debt securities (subordinated)	—	—	296,298	296,298
Investments in debt securities (CLO)	—	—	29,500	29,500
Investments in equity securities (preferred)	—	—	25,648	25,648
Investments in equity securities (common)	—	—	73,935	73,935
Total investments at fair value	$—	$—	$1,893,046	$1,893,046

When a determination is made to classify a financial instrument within Level 3 of the valuation hierarchy, the determination is based upon the fact that the unobservable factors are the most significant to the overall fair value measurement. However, Level 3 financial instruments typically include, in addition to the unobservable or Level 3 components, observable components (that is, components that are actively quoted and can be validated by external sources). Accordingly, the appreciation (depreciation) in the tables below includes changes in fair value due in part to observable factors that are part of the valuation methodology.

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 3. Portfolio Investments  – (continued)

The following table provides a roll-forward in the changes in fair value from September 30, 2013 to September 30, 2014, for all investments for which the Company determines fair value using unobservable (Level 3) factors:

	Investments						Liabilities
	Senior Secured Debt	Subordinated Debt (including subordinated notes of SLF JV I)	CLO Debt	Preferred Equity	Common Equity (including LLC equity interests of SLF JV I)	Total	Secured Borrowings
Fair value as of September 30, 2013	$1,467,665	$296,298	$29,500	$25,648	$73,935	$1,893,046	$—
New investments & net revolver activity	1,484,775	102,921	—	5,116	45,175	1,637,987	87,750
Redemptions/repayments	(962,924)	(56,100)	—	(1,379)	(3,581)	(1,023,984)	(3,000)
Net accrual of PIK interest income	9,571	4,927	—	1,673	—	16,171	—
Accretion of original issue discount	747	—	—	—	—	747	—
Net change in unearned income	1,525	411	—	—	—	1,936	—
Net unrealized appreciation (depreciation) on investments	(27,606)	(4,602)	—	(5,369)	5,413	(32,164)	—
Net unrealized depreciation on secured borrowings	—	—	—	—	—	—	53
Realized gain (loss) on investments	(1,665)	—	—	780	3,060	2,175	—
Transfer into (out of) Level 3	—	—	—	—	—	—	—
Fair value as of September 30, 2014	$1,972,088	$343,855	$29,500	$26,469	$124,002	$2,495,914	$84,803
Net unrealized appreciation (depreciation) relating to Level 3 assets & liabilities still held at September 30, 2014 and reported within net unrealized appreciation (depreciation) in the Consolidated Statement of Operations for the year ended September 30, 2014	$(27,976)	$(4,327)	$—	$(5,369)	$7,613	$(30,059)	$53

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 3. Portfolio Investments  – (continued)

The following table provides a roll-forward in the changes in fair value from September 30, 2012 to September 30, 2013, for all investments for which the Company determines fair value using unobservable (Level 3) factors:

	Senior Secured Debt	Subordinated Debt	CLO Debt	Preferred Equity	Common Equity	Total
Fair value as of September 30, 2012	$1,035,750	$205,447	$—	$24,240	$22,671	$1,288,108
New investments & net revolver activity	1,102,143	119,093	29,500	6,010	38,282	1,295,028
Redemptions/repayments	(664,614)	(35,016)	—	(2,510)	—	(702,140)
Net accrual of PIK interest income	2,973	5,193	—	107	—	8,273
Accretion of original issue discount	612	—	—	—	—	612
Net change in unearned income	6,251	583	—	—	—	6,834
Net unrealized appreciation (depreciation)	(278)	(168)	—	(2,079)	16,301	13,776
Unrealized adjustments due to deal exits	(15,172)	1,166	—	(120)	(3,319)	(17,445)
Transfer into (out of) Level 3	—	—	—	—	—	—
Fair value as of September 30, 2013	$1,467,665	$296,298	$29,500	$25,648	$73,935	$1,893,046
Net unrealized appreciation (depreciation) relating to Level 3 assets still held at September 30, 2013 and reported within net unrealized appreciation (depreciation) on investments in the Consolidated Statement of Operations for the year ended September 30, 2013	$(15,450)	$998	$—	$(2,199)	$12,982	$(3,669)

The Company generally utilizes a bond yield model to estimate the fair value of its debt investments when there is not a readily available market value (Level 3) which model is based on the present value of expected cash flows from the debt investments. The significant observable inputs into the model are market interest rates for debt with similar characteristics, which are adjusted for the portfolio company’s credit risk. The credit risk component of the valuation considers several factors including financial performance, business outlook, debt priority and collateral position. These factors are incorporated into the calculation of the capital structure premium, tranche specific risk premium/(discount), size premium and industry premium/(discount), which are significant unobservable inputs into the model.

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 3. Portfolio Investments  – (continued)

Significant Unobservable Inputs for Level 3 Investments

The following table provides quantitative information related to the significant unobservable inputs for Level 3 investments and secured borrowings, which are carried at fair value as of September 30, 2014:

Asset	Fair Value	Valuation Technique	Unobservable Input	Range		Weighted Average (c)
Senior secured debt	1,954,623	Bond yield approach	Capital structure premium	(a)	0.0% – 2.0%	0.9%
			Tranche specific risk premium/(discount)	(a)	(4.3)% – 10.0%	1.4%
			Size premium	(a)	0.5% – 2.0%	1.2%
			Industry premium/(discount)	(a)	(1.3)% – 1.3%	0.3%
	17,465	Market and income approach	Weighted average cost of capital		27.0% – 27.0%	27.0%
			Company specific risk premium	(a)	10.0% – 10.0%	10.0%
			Revenue growth rate		(29.5)% – (29.5)%	(29.5)%
Subordinated debt	289,871	Bond yield approach	Capital structure premium	(a)	2.0% – 2.0%	2.0%
			Tranche specific risk premium	(a)	1.0% – 11.5%	4.5%
			Size premium	(a)	0.5% – 2.0%	1.2%
			Industry premium/(discount)	(a)	(0.6)% – 1.2%	0.4%
CLO debt	29,500	Bond yield approach	Market yield		13.3% – 13.8%	13.5%
Preferred & common equity	144,822	Market and income approach	Weighted average cost of capital		14.0% – 34.0%	17.8%
			Company specific risk premium	(a)	1.0% – 15.0%	2.8%
			Revenue growth rate		(29.5)% – 78.3%	10.0%
			EBITDA multiple	(b)	1.4x – 14.0x	9.3x
			Revenue multiple	(b)	3.5x – 5.2x	4.3x
			Book value multiple	(b)	0.9x – 1.1x	0.9x
Total	$2,436,281

Liability	Fair Value	Valuation Technique	Unobservable Input	Range		Weighted Average (c)
Secured borrowings	84,803	Bond yield approach	Capital structure premium	(a)	0.0% – 0.0%	0.0%
			Tranche specific risk premium/(discount)	(a)	(4.3)% – (3.8)%	(4.1)%
			Size premium	(a)	1.0% – 2.0%	1.3%
			Industry premium/(discount)	(a)	0.4% – 1.0%	0.9%
Total	$84,803

(a)	Used when market participant would take into account this premium or discount when pricing the investment or secured borrowings.
(b)	Used when market participant would use such multiples when pricing the investment.
(c)	Weighted averages are calculated based on fair value of investments or secured borrowings.

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 3. Portfolio Investments  – (continued)

The following table provides quantitative information related to the significant unobservable inputs for Level 3 investments, which are carried at fair value as of September 30, 2013:

Asset	Fair Value	Valuation Technique	Unobservable Input	Range		Weighted Average (d)
Senior secured debt	1,467,665	Bond yield approach	Capital structure premium	(a)	0.0% – 2.0%	0.5%
			Tranche specific risk premium/(discount)	(a)	(4.0)% – 13.0%	2.0%
			Size premium	(a)	0.5% – 2.0%	1.1%
			Industry premium/(discount)	(a)	(1.1)% – 3.3%	0.3%
Subordinated debt	296,298	Bond yield approach	Capital structure premium	(a)	2.0% – 2.0%	2.0%
			Tranche specific risk premium	(a)	1.0% – 11.0%	4.7%
			Size premium	(a)	0.5% – 2.0%	1.1%
			Industry premium/(discount)	(a)	(1.0)% – 1.4%	0.0%
CLO debt	29,500 (c)	Recent market transaction	Market yield		11.4% – 11.4%	11.4%
Preferred & common equity	99,583	Market and income approach	Weighted average cost of capital		11.0% – 31.0%	17.4%
			Company specific risk premium	(a)	1.0% – 15.0%	2.4%
			Revenue growth rate		0.6% – 81.9%	8.4%
			EBITDA multiple	(b)	5.4x – 15.3x	7.4x
			Revenue multiple	(b)	4.1x – 5.3x	4.7x
			Book value multiple	(b)	0.9x – 1.1x	1.0x
Total	$1,893,046

(a)	Used when market participant would take into account this premium or discount when pricing the investment.
(b)	Used when market participant would use such multiples when pricing the investment.
(c)	The Company’s $29.5 million CLO debt investment in Salus CLO 2012-1, Ltd. was valued at its acquisition price as it closed near year end.
(d)	Weighted averages are calculated based on fair value of investments.

Under the bond yield approach, the significant unobservable inputs used in the fair value measurement of the Company’s investments in debt securities are capital structure premium, tranche specific risk premium/(discount), size premium and industry premium/(discount). Significant increases or decreases in any of those inputs in isolation may result in a significantly lower or higher fair value measurement, respectively.

Under the market and income approaches, the significant unobservable inputs used in the fair value measurement of the Company’s investments in debt or equity securities are the weighted average cost of capital, company specific risk premium, revenue growth rate and EBITDA multiple. Significant increases or decreases in a portfolio company’s weighted average cost of capital or company specific risk premium in isolation may result in a significantly lower or higher fair value measurement, respectively. Significant increases or decreases in the revenue growth rate or valuation multiples in isolation may result in a significantly higher or lower fair value measurement, respectively.

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 3. Portfolio Investments  – (continued)

Financial Instruments Disclosed, But Not Carried, At Fair Value

The following table presents the carrying value and fair value of the Company’s financial liabilities disclosed, but not carried, at fair value as of September 30, 2014, and the level of each financial liability within the fair value hierarchy:

	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Credit facilities payable	$317,395	$317,395	$—	$—	$317,395
SBA debentures payable	225,000	197,126	—	—	197,126
Unsecured convertible notes payable	115,000	119,025	—	—	119,025
Unsecured notes payable	409,878	416,539	—	157,864	258,675
Total	$1,067,273	$1,050,085	$—	$157,864	$892,221

The following table presents the carrying value and fair value of the Company’s financial liabilities disclosed, but not carried, at fair value as of September 30, 2013 and the level of each financial liability within the fair value hierarchy:

	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Credit facilities payable	$188,000	$188,000	$—	$—	$188,000
SBA debentures payable	181,750	156,073	—	—	156,073
Unsecured convertible notes payable	115,000	122,331	—	—	122,331
Unsecured notes payable	161,250	151,008	—	151,008	—
Total	$646,000	$617,412	$—	$151,008	$466,404

The carrying values of credit facilities payable approximates their fair values and are included in Level 3 of the hierarchy.

The Company utilizes the bond yield approach to estimate the fair values of its SBA debentures payable, which are included in Level 3 of the hierarchy. Under the bond yield approach, the Company uses bond yield models to determine the present value of the future cash flows streams for the debentures. The Company reviews various sources of data involving investments with similar characteristics and assesses the information in the valuation process.

The Company uses the non-binding indicative quoted price as of the valuation date to estimate the fair value of its 4.875% unsecured notes due 2019 and Convertible Notes, which are included in Level 3 of the hierarchy.

The Company uses the unadjusted quoted price as of the valuation date to calculate the fair value of its 5.875% unsecured notes due 2024 and its 6.125% unsecured notes due 2028, which trade under the symbol “FSCE” on the New York Stock Exchange and the symbol “FSCFL” on the NASDAQ Stock Exchange, respectively. As such, these securities are included in Level 2 of the hierarchy.

Off-Balance Sheet Arrangements

The Company’s off-balance sheet arrangements consisted of $325.0 million and $149.5 million of unfunded commitments to provide debt and equity financing to its portfolio companies or to fund limited partnership interests as of September 30, 2014 and September 30, 2013, respectively. Such commitments are subject to the portfolio companies’ satisfaction of certain financial and nonfinancial covenants and involve, to varying degrees, elements of credit risk in excess of the amount recognized in the Consolidated Statements of Assets and Liabilities and are not reflected in the Company’s Consolidated Statements of Assets and

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 3. Portfolio Investments  – (continued)

Liabilities. A summary of the composition of the unfunded commitments (consisting of revolvers, term loans and limited partnership interests) as of September 30, 2014 and September 30, 2013 is shown in the table below:

	September 30, 2014	September 30, 2013
Senior Loan Fund JV 1, LLC	$115,018	$—
Lift Brands Holdings, Inc.	20,000	—
Yeti Acquisition, LLC	15,000	7,500
BMC Software Finance, Inc.	15,000	—
Drugtest, Inc.	10,900	20,000
RP Crown Parent, LLC	10,000	9,000
P2 Upstream Acquisition Co.	10,000	—
BeyondTrust Software, Inc.	9,375	—
First Choice ER, LLC(1)	9,181	—
InMotion Entertainment Group, LLC	7,916	—
Refac Optical Group	6,400	8,000
Thing5, LLC	6,000	—
Pingora MSR Opportunity Fund I, LP (limited partnership interest)	5,944	9,792
Integrated Petroleum Technologies, Inc.	5,397	—
First American Payment Systems, LP	5,000	5,000
Integral Development Corporation	5,000	—
Teaching Strategies, LLC	5,000	5,000
Adventure Interactive, Corp.	4,846	5,000
World 50, Inc.	4,000	4,000
Charter Brokerage, LLC	4,000	4,000
All Web Leads, Inc.	3,500	—
Deltek, Inc.	3,213	8,667
OnCourse Learning Corporation	3,000	—
Discovery Practice Management, Inc.	2,682	1,000
CPASS Acquisition Company	2,500	2,500
OmniSYS Acquisition Corporation	2,500	—
TransTrade Operators, Inc.	2,255	—
Chicago Growth Partners L.P. (limited partnership interest)	2,000	2,000
Webster Capital III, L.P. (limited partnership interest)	2,000	—
Eagle Hospital Physicians, Inc.	1,820	1,867
Tailwind (limited partnership interest)	1,726	—
Olson + Co., Inc.	1,673	2,105
CCCG, LLC	1,520	1,520
Enhanced Recovery Company, LLC	1,500	3,500
Beecken Petty O’Keefe Fund IV, L.P. (limited partnership interest)	1,433	2,000
Riverside Fund V, LP (limited partnership interest)	1,422	1,712
SPC Partners V, L.P. (limited partnership interest)	1,415	—
Phoenix Brands Merger Sub LLC	1,286	3,429
Moelis Capital Partners Opportunity Fund I-B, L.P. (limited partnership interest)	1,285	—

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 3. Portfolio Investments  – (continued)

	September 30, 2014	September 30, 2013
Ansira Partners, Inc.	1,190	1,190
Sterling Capital Partners IV, L.P. (limited partnership interest)	1,126	1,528
Psilos Group Partners IV, LP (limited partnership interest)	1,000	1,000
L Squared Capital Partners (limited partnership interest)	1,000	—
RCP Direct II, LP (limited partnership interest)	990	—
Milestone Partners IV, LP (limited partnership interest)	869	1,414
Garretson Firm Resolution Group, Inc.	859	—
Total Military Management, Inc.	857	—
2Checkout.com, Inc.	850	2,850
HealthDrive Corporation	734	734
Bunker Hill Capital II (QP), LP (limited partnership interest)	632	786
ACON Equity Partners III, LP (limited partnership interest)	502	671
American Cadastre, LLC	405	—
Riverlake Equity Partners II, LP (limited partnership interest)	358	638
Riverside Fund IV, LP (limited partnership interest)	357	287
RCP Direct, LP (limited partnership interest)	344	524
Baird Capital Partners V, LP (limited partnership interest)	174	351
ISG Services, LLC	—	6,000
I Drive Safely, LLC	—	5,000
HealthEdge Software, Inc.	—	5,000
Personable Holdings, Inc.	—	3,409
Reliance Communications, LLC	—	2,750
Mansell Group, Inc.	—	2,000
Physicians Pharmacy Alliance, Inc.	—	2,000
Miche Bag, LLC	—	1,500
BMC Acquisition, Inc.	—	1,250
Genoa Healthcare Holdings, LLC	—	1,000
Total	$324,954	$149,474

(1)	In addition to its revolving commitment, the Company has extended a $105.2 million delayed draw term loan facility to First Choice ER, LLC. Specific amounts are made available to the borrower as certain financial requirements are satisfied. As of September 30, 2014, the total amount available to the borrower under this delayed draw facility was $22.4 million, and the facility was drawn at $25.0 million as of this date.

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 3. Portfolio Investments  – (continued)

Portfolio Composition

Summaries of the composition of the Company’s investment portfolio at cost and fair value as a percentage of total investments are shown in the following tables:

	September 30, 2014		September 30, 2013
Cost:
Senior secured debt	$1,988,739	79.72%	$1,456,710	78.33%
Subordinated debt	291,166	11.67	292,991	15.76
CLO debt	29,500	1.18	29,500	1.59
Subordinated notes of SLF JV I	53,984	2.16	—	—
LLC equity interests of SLF JV I	5,998	0.24
Purchased equity	107,465	4.31	71,835	3.86
Equity grants	5,409	0.22	4,316	0.23
Limited partnership interests	12,422	0.50	4,299	0.23
Total	$2,494,683	100.00%	$1,859,651	100.00%
Fair Value:
Senior secured debt	$1,972,088	79.01%	$1,467,665	77.53%
Subordinated debt	289,871	11.61	296,298	15.65
CLO debt	29,500	1.18	29,500	1.56
Subordinated notes of SLF JV I	53,984	2.16	—	—
LLC equity interests of SLF JV I	5,649	0.23	—	—
Purchased equity	125,834	5.04	89,688	4.74
Equity grants	7,384	0.30	5,599	0.30
Limited partnership interests	11,604	0.47	4,296	0.22
Total	$2,495,914	100.00%	$1,893,046	100.00%

The Company primarily invests in portfolio companies located in North America. The geographic composition is determined by the location of the corporate headquarters of the portfolio company, which may not be indicative of the primary source of the portfolio company’s business. The following tables show the portfolio composition by geographic region at cost and fair value as a percentage of total investments:

	September 30, 2014		September 30, 2013
Cost:
Northeast U.S.	$729,792	29.25%	$744,582	40.04%
Southwest U.S.	537,232	21.54	279,369	15.02
Midwest U.S.	428,577	17.18	314,653	16.92
Southeast U.S.	361,198	14.48	277,342	14.91
West U.S.	268,738	10.77	242,705	13.05
International	169,146	6.78	1,000	0.06
Total	$2,494,683	100.00%	$1,859,651	100.00%
Fair Value:
Northeast U.S.	$738,774	29.61%	$753,263	39.79%
Southwest U.S.	526,115	21.08	280,247	14.80
Midwest U.S.	428,771	17.18	317,958	16.80
Southeast U.S.	369,007	14.78	285,648	15.09
West U.S.	260,173	10.42	252,730	13.35
International	173,074	6.93	3,200	0.17
Total	$2,495,914	100.00%	$1,893,046	100.00%

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 3. Portfolio Investments  – (continued)

The composition of the Company’s portfolio by industry at cost and fair value as of September 30, 2014 and September 30, 2013 were as follows:

	September 30, 2014		September 30, 2013
Cost:
Healthcare services	$374,684	15.03%	$266,823	14.35%
Education services	233,203	9.35	166,750	8.97
Advertising	164,483	6.59	154,026	8.28
Internet software & services	157,348	6.31	109,170	5.87
Application software	139,008	5.57	12,879	0.69
Airlines	129,116	5.18	24,475	1.32
Specialized finance	118,726	4.76	124,232	6.68
Diversified support services	117,476	4.71	170,174	9.15
Oil & gas equipment services	96,312	3.86	75,426	4.06
IT consulting & other services	96,262	3.86	82,440	4.43
Healthcare equipment	75,767	3.04	70,494	3.79
Multi-sector holdings	68,348	2.74	4,091	0.20
Specialty stores	61,257	2.46	68,386	3.68
Data processing & outsourced services	60,292	2.42	23,200	1.25
Industrial machinery	53,329	2.14	16,883	0.91
Human resources & employment services	51,097	2.05	64,944	3.49
Leisure facilities	49,248	1.97	43	—
Integrated telecommunication services	46,567	1.87	—	—
Pharmaceuticals	46,380	1.86	51,538	2.77
Household products	37,975	1.52	29,677	1.60
Apparel, accessories & luxury goods	35,577	1.43	28,385	1.53
Construction & engineering	34,695	1.39	32,577	1.75
Air freight & logistics	32,522	1.30	16,693	0.90
Asset management & custody banks	29,500	1.18	29,500	1.59
Home improvement retail	27,531	1.10	28,726	1.54
Cable & satellite	27,000	1.08	—	—
Leisure products	20,747	0.83	47,222	2.54
Consumer electronics	18,992	0.76	—	—
Auto parts & equipment	16,500	0.66	33,061	1.78
Other diversified financial services	15,500	0.62	41,888	2.25
Research & consulting services	14,808	0.59	17,521	0.94
Specialty chemicals	13,500	0.54	20,000	1.08
Security & alarm services	13,285	0.53	13,124	0.71
Healthcare technology	8,000	0.32	—	—
Systems software	5,592	0.22	—	—
Thrift & mortgage finance	4,056	0.16	208	0.01
Food distributors	—	—	18,435	0.99
Environmental & facilities services	—	—	8,755	0.47
Construction materials	—	—	7,170	0.39
Building products	—	—	735	0.04
Total	$2,494,683	100.00%	$1,859,651	100.00%

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 3. Portfolio Investments  – (continued)

	September 30, 2014		September 30, 2013
Fair Value:
Healthcare services	$380,347	15.23%	$273,880	14.47%
Education services	231,678	9.28	168,492	8.90
Advertising	164,207	6.58	154,777	8.18
Internet software & services	160,509	6.43	114,077	6.03
Application software	140,262	5.62	13,500	0.71
Airlines	133,056	5.33	24,475	1.29
Specialized finance	128,721	5.16	124,400	6.57
Diversified support services	117,600	4.71	171,078	9.04
IT consulting & other services	97,027	3.89	83,916	4.43
Oil & gas equipment services	92,571	3.71	76,454	4.04
Healthcare equipment	76,296	3.06	70,866	3.74
Multi-sector holdings	67,273	2.70	4,158	0.21
Data processing & outsourced services	59,833	2.40	23,295	1.23
Specialty stores	59,485	2.38	69,024	3.65
Industrial machinery	54,830	2.20	18,197	0.96
Human resources & employment services	51,486	2.06	65,391	3.45
Leisure facilities	49,306	1.98	190	0.01
Pharmaceuticals	46,630	1.87	52,787	2.79
Integrated telecommunication services	46,488	1.86	—	—
Construction & engineering	38,582	1.55	40,919	2.16
Household products	36,678	1.47	29,264	1.55
Asset management & custody banks	29,500	1.18	29,500	1.56
Home improvement retail	27,897	1.12	28,677	1.51
Cable & satellite	27,019	1.08	—	—
Leisure products	23,583	0.94	49,952	2.64
Apparel, accessories & luxury goods	22,659	0.91	27,724	1.46
Air freight & logistics	20,868	0.84	14,063	0.74
Consumer electronics	19,220	0.77	—	—
Auto parts & equipment	17,507	0.70	36,004	1.90
Other diversified financial services	15,605	0.63	41,954	2.22
Research & consulting services	14,962	0.60	17,912	0.95
Specialty chemicals	13,580	0.54	20,000	1.06
Security & alarm services	13,255	0.53	13,104	0.69
Healthcare technology	8,083	0.32	—	—
Systems software	5,345	0.21	—	—
Thrift & mortgage finance	3,966	0.16	139	0.01
Food distributors	—	—	18,732	0.99
Environmental & facilities services	—	—	8,113	0.43
Construction materials	—	—	7,297	0.39
Building products	—	—	735	0.04
Total	$2,495,914	100.00%	$1,893,046	100.00%

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 3. Portfolio Investments  – (continued)

The Company’s investments are generally in small and mid-sized companies in a variety of industries. At September 30, 2014 and September 30, 2013, the Company had no single investment that represented greater than 10% of the total investment portfolio at fair value. Income, consisting of interest, dividends, fees, other investment income and realization of gains or losses, can fluctuate upon repayment or sale of an investment and in any given year can be highly concentrated among several investments. For the years ended September 30, 2014, 2013 and 2012 no individual investment produced income that exceeded 10% of investment income.

Unconsolidated Significant Subsidiaries

In accordance with SEC Regulation S-X Rules 3-09 and 4-08(g), the Company must determine which of its portfolio companies, if any, are considered “significant subsidiaries.” After performing this analysis for all periods presented, the Company determined that HFG Holdings, LLC is a significant subsidiary for the years ended September 30, 2014 and September 30, 2013 under Rule 4-08(g). As such, the Company has provided summary financial information as shown below:

Balance sheet items	September 30, 2014	September 30, 2013
Cash	$6,715	$1,652
Loans receivable	381,091	298,906
Other assets	19,382	44,292
Total liabilities	307,652	323,351
Members’ capital	99,536	21,499

Statement of operations items	For the Year ended September 30, 2014	For the period of June 12, 2013 (date of acquisition) through September 30, 2013
Revenues, net of interest expense and provision for loan losses	$22,058	$8,559
Total expenses	18,908	9,662
Net income	$3,150	$(1,103)

Senior Loan Fund JV I:

In May, 2014, the Company entered into an LLC agreement with Trinity Universal Insurance Company, a subsidiary of Kemper Corporation (“Kemper”) to form SLF JV I. On July 1, 2014, SLF JV I began investing in senior secured loans of middle market companies and other corporate debt securities. The Company co-invests in these securities with Kemper through its investment in SLF JV I. SLF JV I is managed by a four person Board of Directors, two of whom are selected by the Company and two of whom are selected by Kemper. SLF JV I is capitalized pro rata with subordinated notes and LLC equity interests as transactions are completed. All portfolio decisions and investment decisions in respect of SLF JV I must be approved by the SLF JV I investment committee, which consists of one representative of the Company and one representative of Kemper (with approval from a representative of each required). The members provide capital to SLF JV I in the form of subordinated notes and LLC equity interests. As of September 30, 2014, the Company and Kemper owned, in the aggregate, 87.5% and 12.5%, respectively, of each of the outstanding subordinated notes and LLC equity interests.

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 3. Portfolio Investments  – (continued)

The Company has determined that SLF JV I is an investment company under ASC 946, however, in accordance with such guidance, the Company will generally not consolidate its investment in a company other than a wholly owned investment company subsidiary or a controlled operating company whose business consists of providing services to the Company. Accordingly, the Company does not consolidate its noncontrolling interest in SLF JV I.

As of September 30, 2014, SLF JV I had total assets of $186.0 million. The Company’s investment in SLF JV I consisted of LLC equity interests of $5.6 million and subordinated notes of $54.0 million, at fair value as of September 30, 2014. The subordinated notes are junior in right of payment to the repayment of temporary contributions made by the Company to fund investments of SLF JV I. SLF JV I’s portfolio consisted of middle-market and other corporate debt securities of 18 “eligible portfolio companies” (as defined in the Section 2(a)(46) of the 1940 Act) as of September 30, 2014. As of September 30, 2014, the largest investment in a single company in SLF JV I’s portfolio in aggregate principal amount was $20.0 million, and the five largest investments in portfolio companies in SLF JV I totaled $60.0 million in aggregate principal amount. The portfolio companies in SLF JV I are in industries similar to those in which the Company may invest directly.

As of September 30, 2014, SLF JV I had total capital commitments of $200.0 million, $175.0 million of which was from the Company and the remaining $25.0 million from Kemper. Approximately $68.6 million was funded as of September 30, 2014 relating to these commitments, of which $60.0 million was from the Company. Additionally, SLF JV I had a senior revolving credit facility with Deutsche Bank AG, New York Branch (“Deutsche Bank facility”) with a stated maturity date of July 1, 2019, which permitted up to $200.0 million of borrowings. As of September 30, 2014, the Company had commitments to fund subordinated notes to SLF JV I of $157.5 million, of which $103.5 million was unfunded. The subordinated notes mature on May 2, 2019. As of September 30, 2014, the Company had commitments to fund LLC equity interests in SLF JV I of $17.5 million, of which $11.5 million was unfunded. Under the Deutsche Bank facility, $109.3 million was outstanding as of September 30, 2014.

Below is a summary of SLF JV I’s portfolio, followed by a listing of the individual loans in SLF JV I’s portfolio as of September 30, 2014:

September 30, 2014
Senior secured loans(1)	$158,451
Weighted average current interest rate on senior secured loans(2)	8.09%
Number of borrowers in SLF JV I	18
Largest loan to a single borrower(1)	$20,000
Total of five largest loans to borrowers(1)	$60,000

(1)	At principal amount.
(2)	Computed as the (a) annual interest on accruing senior secured loans divided by (b) total senior secured loans at principal amount.

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 3. Portfolio Investments  – (continued)

SLF JV I Loan Portfolio as of September 30, 2014

Portfolio Company	Business Description	Investment Type	Maturity Date	Current Interest Rate(1)	Principal	Cost	Fair Value(2)
All Web Leads, Inc.	Advertising	Senior Loan	11/2018	LIBOR+8% (1% floor)	9,937	9,937	9,867
Ansira Partners, Inc.	Advertising	Senior Loan	05/2017	LIBOR+5.0% (1.5% floor)	3,553	3,536	3,549
Drugtest, Inc.	Human resources & employment services	Senior Loan	06/2018	LIBOR+ 5.75% (1% floor)	9,859	9,924	9,940
First Choice ER, LLC	Healthcare services	Senior Loan	10/2018	LIBOR+7.5% (1% floor)	20,000	20,019	20,166
InMotion Entertainment Group, LLC	Consumer electronics	Senior Loan	10/2018	LIBOR+7.75% (1.25% floor)	10,000	10,038	10,043
Integrated Petroleum Technologies, Inc.	Oil & gas equipment services	Senior Loan	03/2019	LIBOR+7.5% (1% floor)	9,937	9,937	9,987
Lift Brands, Inc.	Leisure facilities	Senior Loan	12/2019	LIBOR+7.5% (1% floor)	9,937	9,937	9,881
MedTech Group, Inc.	Healthcare equipment	Senior Loan	09/2016	LIBOR+5.25% (1.25% floor)	4,663	4,667	4,644
Olson + Co., Inc.	Advertising	Senior Loan	09/2017	LIBOR+5.75% (1.5% floor)	4,257	4,257	4,257
OmniSYS Acquisition Corporation	Diversified support services	Senior Loan	11/2018	LIBOR+7.5% (1% floor)	9,937	9,937	9,887
OnCourse Learning Corporation	Education services	Senior Loan	02/2019	LIBOR+7.5% (1% floor)	10,000	10,000	10,030
Teaching Strategies, LLC	Education services	Senior Loan	12/2017	LIBOR+6% (1.25% floor)	9,490	9,592	9,490
Total Military Management, Inc.	Air freight and logistics	Senior Loan	03/2019	LIBOR+5.75% (1.25% floor)	3,343	3,343	3,346
Yeti Acquisition, LLC	Leisure products	Senior Loan	06/2017	LIBOR+7% (1.25% floor)	6,115	6,161	6,115
Yeti Acquisition, LLC	Leisure products	Senior Loan	06/2017	LIBOR+10.25% (1.25% floor) 1% PIK	3,710	3,731	3,710
TV Borrower US, LLC	Integrated telecommunications services	Senior Loan	01/2021	LIBOR+5.0% (1% floor)	10,000	10,000	10,000
Vitera Healthcare Solutions, LLC	Healthcare technology	Senior Loan	11/2020	LIBOR+5% (1% floor)	4,963	4,963	4,980
H.D. Vest, Inc.	Specialty Finance	Senior Loan	06/2019	LIBOR+8% (1.25% floor)	8,750	8,820	8,820
TravelClick, Inc.	Internet software & services	Senior Loan	11/2021	LIBOR+7.75% (1% floor)	10,000	10,000	9,971
					$158,451	$158,799	$158,683

(1)	Represents the current interest rate as of September 30, 2014. All interest rates are payable in cash, unless otherwise noted.
(2)	Represents the fair value determined utilizing a similar process as the Company in accordance with ASC 820. However, the determination of such fair value is not included in the Company’s Board of Directors’ valuation process described elsewhere herein.

The amortized cost and fair value of the subordinated notes held by the Company was $54.0 million as of September 30, 2014. The subordinated notes bear interest at a rate of LIBOR plus 8.0% and the Company earned interest income of $1.0 million on its investments in these notes for the period from July 1, 2014 through September 30, 2014. The cost and fair value of the LLC equity interests held by the Company was $6.0 million and $5.6 million, respectively. The Company earned dividend income of $1.3 million with respect to its LLC equity interests. The LLC equity interest are dividend producing to the extent there is residual income to be distributed on a quarterly basis.

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 3. Portfolio Investments  – (continued)

Below is certain summarized financial information for SLF JV I as of September 30, 2014 and for the period from July 1, 2014 (commencement of operations) through September 30, 2014:

As of September 30, 2014
Selected Balance Sheet Information:
Investments in loans at fair value (cost: $158,799)	$158,683
Receivables from secured financing arrangements at fair value (cost: $20,070)	19,970
Cash	2,276
Other assets	5,039
Total assets	$185,968
Senior credit facility payable	109,334
Payable for unsettled transaction	4,750
Subordinated notes payable at fair value (proceeds: $61,696)	61,696
Other liabilities	3,634
Total liabilities	$179,414
Members’ equity	6,554
Total liabilities and net assets	$185,968

Period from July 1, 2014 through September 30, 2014
Selected Statement of Operations Information:
Total revenues	$3,677
Total expenses	2,249
Net unrealized depreciation	(209)
Net realized losses	(20)
Net income	$1,199

SLF JV I has elected to fair value the subordinated notes issued to the Company and Kemper under ASC Topic 825 — Financial Instruments, or ASC Topic 825. The subordinated notes are valued by calculating the net present value of the future expected cash flow streams using an appropriate risk-adjusted discount rate model.

During the period from July 1, 2014 through September 30, 2014, the Company transferred $160.2 million of senior secured debt investments and $20.1 million of receivables from secured financing arrangements to SLF JV I at fair value in exchange for $118.6 million of cash consideration, $51.3 million of subordinated notes, $5.7 million of LLC equity interests in SLF JV I, $4.7 million of receivables from unsettled transactions. The Company recognized a realized gain of $0.3 million on this transaction.

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 4. Fee Income

The Company receives a variety of fees in the ordinary course of business including servicing, advisory, structuring and prepayments fees, which are classified as fee income and recognized as they are earned. The ending unearned fee income balances as of September 30, 2014 and September 30, 2013 were $3.0 million and $5.0 million, respectively.

As of September 30, 2014, the Company had structured $3.8 million in aggregate exit fees across five portfolio investments upon the future exit of those investments. Exit fees are fees which are payable upon the exit of a debt investment. These fees are to be paid to the Company upon the sooner to occur of (i) a sale of the borrower or substantially all of the assets of the borrower, (ii) the maturity date of the loan or (iii) the date when full prepayment of the loan occurs. The receipt of such fees is contingent upon the occurrence of one of the events listed above for each of the investments. A percentage of these fees is included in net investment income over the life of the loan.

Note 5. Share Data

Effective January 2, 2008, the Partnership merged with and into the Company. At the time of the merger, all outstanding partnership interests in the Partnership were exchanged for 12,480,972 shares of common stock of the Company. An additional 26 fractional shares were payable to the stockholders in cash.

On June 17, 2008, the Company completed an initial public offering of 10,000,000 shares of its common stock at the offering price of $14.12 per share. The net proceeds totaled $129.5 million after deducting underwriting commissions of $9.9 million and offering costs of $1.8 million.

On April 20, 2010, at the Company’s 2010 Annual Meeting, the Company’s stockholders approved, among other things, amendments to the Company’s restated certificate of incorporation to increase the number of authorized shares of common stock from 49,800,000 shares to 150,000,000 shares and to remove the Company’s authority to issue shares of Series A Preferred Stock.

On March 19, 2013, the Company amended its Restated Certificate of Incorporation to increase the number of authorized shares of common stock from 150,000,000 shares to 250,000,000 shares.

The Company also continues to generate liquidity through public and private stock offerings.

On July 15, 2014, the Company completed a follow-on public offering of 13,250,000 shares of its common stock at the public offering price of $9.95 per share. The net proceeds totaled $129.7 million after deducting underwriting commissions of $1.9 million and offering costs of $0.3 million.

On August 22, 2014, the Company entered into an at-the-market offering (“ATM Program”) with KeyBanc Capital Markets Inc. through which the Company may sell, from time to time at the Company’s sole discretion, up to $100,000,000 of its common stock. During the period from September 2, 2014 to September 30, 2014, the Company sold 841,456 shares of its common stock at an average price of $9.86 per share, and raised $8.3 million of net proceeds, under the ATM Program. Commissions to the broker-dealer on shares sold and offering costs were approximately $50,000.

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 5. Share Data  – (continued)

The following table sets forth the computation of basic and diluted earnings per share, pursuant to ASC 260-10 Earnings per Share, for the years ended September 30, 2014, 2013 and 2012:

	Year ended September 30, 2014	Year ended September 30, 2013	Year ended September 30, 2012
Earnings per common share – basic:
Net increase in net assets resulting from operations	$112,532	$101,821	$79,401
Weighted average common shares outstanding – basic	141,992	110,270	79,570
Earnings per common share – basic	0.79	0.92	1.00
Earnings per common share – diluted:
Net increase in net assets resulting from operations, before adjustments	$112,532	$101,821	$79,401
Adjustments for interest on convertible notes, base management fees, incentive fees and gain on extinguishment of convertible notes	5,451	4,079	5,855
Net increase in net assets resulting from operations, as adjusted	$117,983	$105,900	$85,256
Weighted average common shares outstanding – basic	141,992	110,270	79,570
Adjustments for dilutive effect of convertible notes	7,791	7,791	8,149
Weighted average common shares outstanding – diluted	149,783	118,061	87,719
Earnings per common share – diluted	$0.79	$0.90	$0.97

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 5. Share Data  – (continued)

The following table reflects the distributions per share that the Board of Directors of the Company has paid, including shares issued under the dividend reinvestment plan (“DRIP”), on its common stock from October 1, 2012 to September 30, 2014:

Date Declared	Record Date	Payment Date	Amount per Share	Cash Distribution	DRIP Shares Issued		DRIP Shares Value
August 6, 2012	October 15, 2012	October 31, 2012	$0.0958	$8.2 million	51,754		$0.5 million
August 6, 2012	November 15, 2012	November 30, 2012	0.0958	8.2 million	53,335		0.5 million
August 6, 2012	December 14, 2012	December 28, 2012	0.0958	9.5 million	64,680		0.6 million
August 6, 2012	January 15, 2013	January 31, 2013	0.0958	9.5 million	61,782		0.6 million
August 6, 2012	February 15, 2013	February 28, 2013	0.0958	9.1 million	103,356		1.0 million
January 14, 2013	March 15, 2013	March 29, 2013	0.0958	9.1 million	100,802		1.1 million
January 14, 2013	April 15, 2013	April 30, 2013	0.0958	10.3 million	111,167		1.2 million
January 14, 2013	May 15, 2013	May 31, 2013	0.0958	10.3 million	127,152		1.3 million
May 6, 2013	June 14, 2013	June 28, 2013	0.0958	10.5 million	112,821		1.1 million
May 6, 2013	July 15, 2013	July 31, 2013	0.0958	10.2 million	130,944		1.3 million
May 6, 2013	August 15, 2013	August 30, 2013	0.0958	10.3 million	136,052		1.3 million
August 5, 2013	September 13, 2013	September 30, 2013	0.0958	10.3 million	135,027		1.3 million
August 5, 2013	October 15, 2013	October 31, 2013	0.0958	11.9 million	142,320		1.4 million
August 5, 2013	November 15, 2013	November 29, 2013	0.0958	12.0 million	145,063	(1)	1.4 million
November 21, 2013	December 13, 2013	December 30, 2013	0.05	6.3 million	69,291	(1)	0.6 million
November 21, 2013	January 15, 2014	January 31, 2014	0.0833	10.5 million	114,033	(1)	1.1 million
November 21, 2013	February 14, 2014	February 28, 2014	0.0833	10.5 million	110,486	(1)	1.1 million
November 21, 2013	March 14, 2014	March 31, 2014	0.0833	11.0 million	64,748	(1)	0.6 million
November 21, 2013	April 15, 2014	April 30, 2014	0.0833	10.5 million	120,604	(1)	1.1 million
November 21, 2013	May 15, 2014	May 30, 2014	0.0833	11.1 million	58,003	(1)	0.5 million
February 6, 2014	June 16, 2014	June 30, 2014	0.0833	11.1 million	51,692		0.5 million
February 6, 2014	July 15, 2014	July 31, 2014	0.0833	12.2 million	54,739	(1)	0.5 million
February 6, 2014	August 15, 2014	August 29, 2014	0.0833	12.1 million	59,466		0.6 million
July 2, 2014	September 15, 2014	September 30, 2014	0.0917	13.4 million	73,141	(1)	0.7 million

(1)	Shares were purchased on the open market and distributed.

On November 21, 2013, the Company’s Board of Directors terminated the Company’s previous $50 million stock repurchase program and approved a new $100 million stock repurchase program. Under this program, any stock repurchases were to be made through the open market at times and in such amounts as management deemed appropriate, provided they were below the most recently published net asset value per share.

In December 2013, the Company repurchased 45,104 shares at the weighted average price of $8.978 per share, resulting in $0.4 million of cash paid during the year ended September 30, 2014.

On November 20, 2014, the Company’s Board of Directors terminated the Company’s previous $100 million stock repurchase program and approved a new $100 million stock repurchase plan through November 20, 2015. Any stock repurchases under the new $100 million stock repurchase program will be made through the open market at times, and in such amounts, as management deems appropriate. This program may be limited or terminated at any time without prior notice.

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 6. Lines of Credit

Wells Fargo Facility

On November 16, 2009, Fifth Street Funding, LLC, a consolidated wholly-owned bankruptcy remote, special purpose subsidiary (“Funding”), and the Company entered into a Loan and Servicing Agreement (“Wells Agreement”), with respect to a revolving credit facility, as subsequently amended, (the “Wells Fargo facility”) with Wells Fargo, as successor to Wachovia Bank, National Association, Wells Fargo Securities, LLC, as administrative agent, each of the additional institutional and conduit lenders party thereto from time to time, and each of the lender agents party thereto from time to time.

The Wells Fargo facility permitted up to $150 million of borrowings (subject to collateral requirements) with an accordion feature allowing for future expansion of the facility up to a total of $250 million, and borrowings under the facility bore interest at a rate equal to LIBOR (1-month) plus 2.50% per annum, with no LIBOR floor. The maturity date of the Wells Fargo facility was April 25, 2016.

The Wells Fargo facility provided for the issuance from time to time of letters of credit for the benefit of the Company’s portfolio companies. The letters of credit were subject to certain restrictions, including a borrowing base limitation and an aggregate sublimit of $15.0 million.

In connection with the Wells Fargo facility, the Company concurrently entered into (i) a Purchase and Sale Agreement with Funding, pursuant to which the Company had sold to Funding certain loan assets it had originated or acquired, and (ii) a Pledge Agreement with Wells Fargo, pursuant to which the Company pledged all of its equity interests in Funding as security for the payment of Funding’s obligations under the Wells Agreement and other documents entered into in connection with the Wells Fargo facility. Funding was formed for the sole purpose of entering into the Wells Fargo facility and had no other operations.

The Wells Agreement and related agreements that governed the Wells Fargo facility required both Funding and the Company to, among other things (i) make representations and warranties regarding the collateral as well as each of their businesses, (ii) agree to certain indemnification obligations, and (iii) comply with various covenants, servicing procedures, limitations on acquiring and disposing of assets, reporting requirements and other customary requirements for similar credit facilities, including a prepayment penalty in certain cases. The Wells Fargo facility agreements also included usual and customary default provisions such as the failure to make timely payments under the facility, a change in control of Funding, and the failure by Funding or the Company to materially perform under the Wells Agreement and related agreements governing the facility, which, if not complied with, could have accelerated repayment under the facility.

The Wells Fargo facility was secured by all of the assets of Funding, and all of the Company’s equity interest in Funding. The Company used the Wells Fargo facility to fund a portion of its loan origination activities and for general corporate purposes. Each loan origination under the facility was subject to the satisfaction of certain conditions. The Company’s borrowings under the Wells Fargo facility bore interest at a weighted average interest rate of 2.6931% for the year ended September 30, 2014. For the years ended September 30, 2014, 2013 and 2012 the Company recorded interest expense of $1.8 million, $3.1 million and $2.8 million, respectively related to the Wells Fargo facility.

Effective February 21, 2014, the Company and Funding terminated the Wells Fargo facility. In connection therewith, the Amended and Restated Loan and Servicing Agreement and other related documents governing the Wells Fargo facility were also terminated. As such, the Company has no borrowing capacity under the Wells Fargo facility as of September 30, 2014. Upon termination of the Wells Fargo facility, the Company accelerated the $0.7 million remaining unamortized fee balance into interest expense.

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 6. Lines of Credit  – (continued)

ING Facility

On May 27, 2010, the Company entered into a secured syndicated revolving credit facility (as subsequently amended, the “ING facility”) pursuant to a Senior Secured Revolving Credit Agreement (“ING Credit Agreement”) with certain lenders party thereto from time to time and ING Capital LLC, as administrative agent. The ING facility allows the Company to request letters of credit from ING Capital LLC, as the issuing bank.

As of September 30, 2014, the ING facility permitted up to $705 million of borrowings with an accordion feature allowing for future expansion of the facility up to a total of $800 million, and borrowings under the facility bore interest at a rate equal to LIBOR (1-, 2-, 3- or 6-month, at the Company’s option) plus 2.25% per annum, with no LIBOR floor. Unless extended, the period during which the Company may make and reinvest borrowings under the facility will expire on August 6, 2017 and the maturity date of the facility is August 6, 2018.

The ING facility is secured by substantially all of the Company’s assets, as well as the assets of the Company’s wholly-owned subsidiary, FSFC Holdings, Inc. (“Holdings”), and its indirect wholly-owned subsidiary, Fifth Street Fund of Funds LLC (“Fund of Funds”), subject to certain exclusions for, among other things, equity interests in the Company’s SBIC subsidiaries, and equity interests in Funding and Funding II (which is defined and discussed below) as further set forth in a Guarantee, Pledge and Security Agreement (“ING Security Agreement”) entered into in connection with the ING Credit Agreement, among FSFC Holdings, Inc., ING Capital LLC, as collateral agent, and the Company. Fifth Street Fund of Funds LLC and FSFC Holdings, Inc. were formed to hold certain of the Company’s portfolio companies for tax purposes and have no other operations. None of the Company’s SBIC subsidiaries, Funding or Funding II is party to the ING facility and their respective assets have not been pledged in connection therewith. The ING facility provides that the Company may use the proceeds and letters of credit under the facility for general corporate purposes, including acquiring and funding leveraged loans, mezzanine loans, high-yield securities, convertible securities, preferred stock, common stock and other investments.

Pursuant to the ING Security Agreement, Holdings and Fund of Funds guaranteed the obligations under the ING Security Agreement, including the Company’s obligations to the lenders and the administrative agent under the ING Credit Agreement. Additionally, the Company pledged its entire equity interest in Holdings and Holdings pledged its entire equity interest in Fund of Funds to the collateral agent pursuant to the terms of the ING Security Agreement.

The ING Credit Agreement and related agreements governing the ING facility required Holdings, Fund of Funds and the Company to, among other things (i) make representations and warranties regarding the collateral as well as each of the Company’s businesses, (ii) agree to certain indemnification obligations, and (iii) agree to comply with various affirmative and negative covenants and other customary requirements for similar credit facilities. The ING facility documents also include usual and customary default provisions such as the failure to make timely payments under the facility, the occurrence of a change in control, and the failure by the Company to materially perform under the ING Credit Agreement and related agreements governing the facility, which, if not complied with, could accelerate repayment under the facility, thereby materially and adversely affecting the Company’s liquidity, financial condition and results of operations. The Company is currently in compliance with all financial covenants under the ING facility.

Each loan or letter of credit originated under the ING facility is subject to the satisfaction of certain conditions. The Company cannot be assured that it will be able to borrow funds under the ING facility at any particular time or at all.

As of September 30, 2014, the Company had $267.4 million of borrowings outstanding under the ING facility, which had a fair value of $267.4 million. The Company’s borrowings under the ING facility bore

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 6. Lines of Credit  – (continued)

interest at a weighted average interest rate of 2.675% for the year ended September 30, 2014. For the years ended September 30, 2014, 2013 and 2012 the Company recorded interest expense of $13.0 million, $7.7 million and $5.7 million, respectively, related to the ING facility.

Sumitomo Facility

On September 16, 2011, Fifth Street Funding II, LLC, a consolidated wholly-owned bankruptcy remote, special purpose subsidiary (“Funding II”), entered into a Loan and Servicing Agreement (“Sumitomo Agreement”) with respect to a seven-year credit facility (“Sumitomo facility”) with Sumitomo Mitsui Banking Corporation (“SMBC”), an affiliate of Sumitomo Mitsui Financial Group, Inc., as administrative agent, and each of the lenders from time to time party thereto, in the amount of $200 million.

As of September 30, 2014, the Sumitomo facility permitted up to $125 million of borrowings (subject to collateral requirements), and borrowings under the facility bore interest at a rate of LIBOR (1-month) plus 2.25% per annum, with no LIBOR floor. Unless extended, the period during which the Company may make and reinvest borrowings under the facility will expire on September 16, 2016 and the maturity date of the facility is September 16, 2020, with an option for a one-year extension.

In connection with the Sumitomo facility, the Company concurrently entered into a Purchase and Sale Agreement with Funding II, pursuant to which it has sold and will continue to sell to Funding II certain loan assets the Company has originated or acquired, or will originate or acquire.

The Sumitomo Agreement and related agreements governing the Sumitomo facility required both Funding II and the Company to, among other things (i) make representations and warranties regarding the collateral as well as each of its businesses, (ii) agree to certain indemnification obligations, and (iii) comply with various covenants, servicing procedures, limitations on acquiring and disposing of assets, reporting requirements and other customary requirements for similar credit facilities, including a prepayment penalty in certain cases. The Sumitomo facility agreements also include usual and customary default provisions such as the failure to make timely payments under the facility, a change in control of Funding II, and the failure by Funding II or the Company to materially perform under the Sumitomo Agreement and related agreements governing the Sumitomo facility, which, if not complied with, could accelerate repayment under the facility, thereby materially and adversely affecting the Company’s liquidity, financial condition and results of operations. Funding II was formed for the sole purpose of entering into the Sumitomo facility and has no other operations.

The Sumitomo facility is secured by all of the assets of Funding II. Each loan origination under the facility is subject to the satisfaction of certain conditions. There is no assurance that Funding II will be able to borrow funds under the Sumitomo facility at any particular time or at all. As of September 30, 2014, the Company had $50.0 million of borrowings outstanding under the Sumitomo facility which had a fair value of $50.0 million. The Company’s borrowings under the Sumitomo facility bore interest at a weighted average interest rate of 2.533% for the year ended September 30, 2014. For the years ended September 30, 2014, 2013 and 2012, the Company recorded interest expense of $2.0 million, $1.7 million and $1.2 million, respectively, related to the Sumitomo facility.

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 6. Lines of Credit  – (continued)

As of September 30, 2014, except for assets that were funded through the Company’s SBIC subsidiaries, substantially all of the Company’s assets were pledged as collateral under the ING facility or the Sumitomo facility. With respect to the assets funded through the Company’s SBIC subsidiaries, the SBA, as a creditor, will have a superior claim to the SBIC subsidiaries’ assets over the Company’s stockholders.

Total interest expense for the years ended September 30, 2014, 2013 and 2012 was $51.5 million, $33.5 million and $23.2 million, respectively.

Note 7. Interest and Dividend Income

Interest income is recorded on an accrual basis to the extent that such amounts are expected to be collected. In accordance with the Company’s policy, accrued interest is evaluated periodically for collectability. The Company stops accruing interest on investments when it is determined that interest is no longer collectible. Distributions of income from portfolio companies are recorded as dividend income on the ex-dividend date.

The Company holds debt in its portfolio that contains PIK interest provisions. The PIK interest, which represents contractually deferred interest added to the loan balance that is generally due at the end of the loan term, is generally recorded on the accrual basis to the extent such amounts are expected to be collected. The Company generally ceases accruing PIK interest if there is insufficient value to support the accrual or if the Company does not expect the portfolio company to be able to pay all principal and interest due. The Company’s decision to cease accruing PIK interest involves subjective judgments and determinations based on available information about a particular portfolio company, including whether the portfolio company is current with respect to its payment of principal and interest on its loans and debt securities; monthly and quarterly financial statements and financial projections for the portfolio company; the Company’s assessment of the portfolio company’s business development success, including product development, profitability and the portfolio company’s overall adherence to its business plan; information obtained by the Company in connection with periodic formal update interviews with the portfolio company’s management and, if appropriate, the private equity sponsor; and information about the general economic and market conditions in which the portfolio company operates. Based on this and other information, the Company determines whether to cease accruing PIK interest on a loan or debt security. The Company’s determination to cease accruing PIK interest on a loan or debt security is generally made well before the Company’s full write-down of such loan or debt security.

Accumulated PIK interest activity for the years ended September 30, 2014 and September 30, 2013 was as follows:

	Year ended September 30, 2014	Year ended September 30, 2013
PIK balance at beginning of period	$23,934	$18,431
Gross PIK interest accrued	24,323	17,532
PIK income reserves(1)	(182)	(745)
PIK interest received in cash	(7,969)	(8,514)
Loan exits and other PIK adjustments	(420)	(2,769)
PIK balance at end of period	$39,686	$23,935

(1)	PIK income is generally reserved for when a loan is placed on PIK non-accrual status.

As of September 30, 2014, there was one investment on which the Company had stopped accruing cash interest, PIK interest or OID income. As of September 30, 2013, there were no investments on which the

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 7. Interest and Dividend Income  – (continued)

Company had stopped accruing cash and/or PIK interest and OID income. As of September 30, 2012, the Company had stopped accruing PIK interest on one investment.

The percentages of the Company’s debt investments at cost and fair value by accrual status for the years ended September 30, 2014, September 30, 2013 and September 30, 2012 were as follows:

	September 30, 2014				September 30, 2013				September 30, 2012
	Cost	% of Debt Portfolio	Fair Value	% of Debt Portfolio	Cost	% of Debt Portfolio	Fair Value	% of Debt Portfolio	Cost	% of Debt Portfolio	Fair Value	% of Debt Portfolio
Accrual	$2,345,637	99.25%	$2,339,087	99.73%	$1,779,201	100.00%	$1,793,463	100.00%	$1,217,393	99.26%	$1,237,961	99.74%
PIK non-accrual	—	—	—	—	—	—	—	—	9,096	0.74	3,236	0.26
Cash non-accrual(1)	17,752	0.75	6,356	0.27	—	—	—	—	—	—	—	—
Total	$2,363,389	100.00%	$2,345,443	100.00%	$1,779,201	100.00%	$1,793,463	100.00%	$1,226,489	100.00%	$1,241,197	100.00%

(1)	Cash non-accrual status is inclusive of PIK and other noncash income, where applicable.

The non-accrual status of the Company’s portfolio investments as of September 30, 2014, September 30, 2013 and September 30, 2012 was as follows:

	September 30, 2014	September 30, 2013	September 30, 2012
Coll Materials Group LLC(1)	—	—	PIK non-accrual
Miche Bag, LLC	Cash non-accrual	—	—

(1)	The Company no longer holds this investment as of September 30, 2014. See Note 9 for a discussion of the Company’s recent realization events.

Income non-accrual amounts for the years ended September 30, 2014, 2013 and 2012 were as follows:

	Year ended September 30, 2014(1)	Year ended September 30, 2013(1)	Year ended September 30, 2012(1)
Cash interest income	$786	$280	$3,068
PIK interest income	181	745	4,198
OID income	250	—	96
Total	$1,217	$1,025	$7,362

(1)	Income non-accrual amounts for the year include amounts for investments that were no longer held at the end of the period.

Note 8. Taxable/Distributable Income and Dividend Distributions

Taxable income differs from net increase (decrease) in net assets resulting from operations primarily due to: (1) unrealized appreciation (depreciation) on investments, as investment gains and losses are not included in taxable income until they are realized; (2) origination and exit fees received in connection with investments in portfolio companies; (3) organizational and deferred offering costs; (4) recognition of interest income on certain loans; and (5) income or loss recognition on exited investments.

At September 30, 2014, the Company had net loss carryforwards of $123.4 million to offset net capital gains, to the extent provided by U.S. federal income tax law. Of the capital loss carryforwards, $1.5 million will expire on September 30, 2017, $10.3 million will expire on September 30, 2019, and $111.6 million will not expire, of which $2.2 million are available to offset future short-term capital gains and $109.4 million are available to offset future long-term capital gains.

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 8. Taxable/Distributable Income and Dividend Distributions  – (continued)

Listed below is a reconciliation of “net increase in net assets resulting from operations” to taxable income for the year ended September 30, 2014.

Net increase in net assets resulting from operations	$112,532
Net unrealized depreciation on investments and secured borrowings	32,217
Book/tax difference due to loan fees	(8,279)
Book/tax difference due to organizational and deferred offering costs	(87)
Book/tax difference due to interest income on certain loans	—
Book/tax difference due to capital losses not recognized	(2,175)
Other book-tax differences	(224)
Taxable/Distributable Income(1)	$133,984

(1)	The Company’s taxable income for 2014 is an estimate and will not be finally determined until the Company files its tax return for the fiscal year ended September 30, 2014. Therefore, the final taxable income may be different than the estimate.

As of September 30, 2014, the components of accumulated undistributed income on a tax basis were as follows:

Undistributed ordinary income, net (RIC status)	$—
Realized capital losses	(123,407)
Unrealized gains, net	75

The Company uses the asset and liability method to account for its taxable subsidiaries’ income taxes. Using this method, the Company recognizes deferred tax assets and liabilities for the estimated future tax effects attributable to temporary differences between financial reporting and tax bases of assets and liabilities. In addition, the Company recognizes deferred tax benefits associated with net operating carry forwards that it may use to offset future tax obligations. The Company measures deferred tax assets and liabilities using the enacted tax rates expected to apply to taxable income in the years in which it expects to recover or settle those temporary differences. The Company has recorded a deferred tax asset for the difference in the book and tax basis of certain equity investments and tax net operating losses held by its taxable subsidiaries of $8.5 million. However, this amount has been fully offset by a valuation allowance of $8.5 million, since it is more likely than not that these deferred tax assets will not be realized.

On December 22, 2010, the Regulated Investment Company Modernization Act of 2010 (the “Act”) was enacted, which changed various technical rules governing the tax treatment of RICs. The changes are generally effective for taxable years beginning after the date of enactment. Under the Act, the Company is permitted to carry forward any net capital losses, if any, incurred in taxable years beginning after the date of enactment for an unlimited period. However, any losses incurred during those future taxable years will be required to be utilized prior to the losses incurred in pre-enactment taxable years, which carry an expiration date. As a result of this ordering rule, pre-enactment net loss carryforwards may be more likely to expire unused.

Distributions to stockholders are recorded on the record date. The Company is required to distribute annually to its stockholders at least 90% of its net taxable income and net realized short-term capital gains in excess of net realized long-term capital losses for each taxable year in order to be eligible for the tax benefits allowed to a RIC under Subchapter M of the Code. The Company anticipates paying out as a dividend all or substantially all of those amounts. The amount to be paid out as a dividend is determined by the Board of Directors and is based on management’s estimate of the Company’s annual taxable income. The Company maintains an “opt out” dividend reinvestment plan for its stockholders.

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 8. Taxable/Distributable Income and Dividend Distributions  – (continued)

For U.S. federal income tax purposes, the Company estimates that its distributions for the calendar year 2014 will be composed primarily of ordinary income, and will be reflected as such on the Form 1099-DIV for the calendar year 2014.

As a RIC, the Company is also subject to a U.S. federal excise tax based on distributive requirements of its taxable income on a calendar year basis. The Company did not incur a U.S. federal excise tax for calendar years 2012 and 2013 and does not expect to incur a U.S. federal excise tax for calendar year 2014.

Note 9. Realized Gains or Losses and Net Unrealized Appreciation or Depreciation on Investments

Realized gains or losses are measured by the difference between the net proceeds from the sale or redemption and the cost basis of the investment without regard to unrealized appreciation or depreciation previously recognized, and includes investments written-off during the period, net of recoveries. Realized losses may also be recorded in connection with the Company’s determination that certain investments are considered worthless securities and/or meet the conditions for loss recognition per the applicable tax rules.

Net unrealized appreciation or depreciation reflects the net change in the valuation of the portfolio pursuant to the Company’s valuation guidelines and the reclassification of any prior period unrealized appreciation or depreciation.

During the year ended September 30, 2014, the Company recorded investment realization events, including the following:

•	In October and December 2013, the Company received payments of $3.2 million from Stackpole Powertrain International Holding, L.P. related to the sale of its equity investment. A realized gain of $2.2 million was recorded on this transaction;
•	In October 2013, the Company received a payment of $8.9 million from Harden Healthcare, LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on the transaction;
•	In October 2013, the Company received a payment of $4.0 million from Capital Equipment Group, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on the transaction. The Company also received an additional $0.9 million in connection with the sale of its common equity investment, realizing a gain of $0.6 million;
•	In November 2013, the Company received a payment of $10.0 million from IG Investments Holdings, LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on the transaction;
•	In November 2013, the Company received a payment of $15.7 million from CTM Group, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on the transaction;
•	In December 2013, the Company received a payment of $0.4 million in connection with the exit of its debt investment in Saddleback Fence and Vinyl Products, Inc. A realized loss of $0.3 million was recorded on this transaction;
•	In December 2013, the Company received a payment of $7.2 million from Western Emulsions, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on the transaction;

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 9. Realized Gains or Losses and Net Unrealized Appreciation or Depreciation on Investments  – (continued)

•	In January 2014, the Company received a payment of $5.1 million from BMC Acquisition, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on the transaction;
•	In February 2014, the Company received a payment of $17.8 million from Ikaria Acquisition, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on the transaction;
•	In February 2014, the Company received a payment of $30.8 million from Dexter Axle Company in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on the transaction;
•	In March 2014, the Company received a payment of $9.9 million from Vestcom International, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on the transaction;
•	In April 2014, the Company received a payment of $16.0 million from Renaissance Learning, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on the transaction;
•	In April 2014, the Company received a payment of $32.4 million from Reliance Communications, LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on the transaction;
•	In May 2014, the Company received a payment of $15.0 million from TravelClick, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on the transaction;
•	In May 2014, the Company received a payment of $20.0 million from Joerns Healthcare, LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on the transaction;
•	In May 2014, the Company received a payment of $97.2 million from ISG Services, LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on the transaction;
•	In July 2014, the Company received a payment of $132.2 million from Desert NDT, LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on the transaction;
•	In July 2014, the Company received a payment of $21.1 million from Genoa Healthcare Holdings, LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on the transaction. The Company also received an additional $1.2 million in connection with the sale of its preferred and common equity investments, realizing a gain of $0.8 million;
•	In July 2014, the Company received a payment of $27.0 million from I Drive Safely, LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on the transaction;
•	In August 2014, the Company received a payment of $13.4 million from Specialty Bakers LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on the transaction;

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 9. Realized Gains or Losses and Net Unrealized Appreciation or Depreciation on Investments  – (continued)

•	In August 2014, the Company received a payment of $10.7 million from Personable Holdings, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on the transaction;
•	In September 2014, the Company received a payment of $13.5 million from Insight Pharmaceuticals LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on the transaction;
•	In September 2014, the Company received a payment of $28.7 million from Med-Data, Incorporated in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on the transaction;
•	In September 2014, the Company received a payment of $7.6 million from CPASS Acquisition Company in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on the transaction;
•	In September 2014, the Company received a payment of $20.0 million from SumTotal Systems, LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on the transaction;
•	During the period from July 1, 2014 through September 30, 2014, the Company transferred $160.2 million of senior secured debt investments and $20.1 million of receivables from secured financing arrangements to SLF JV I at fair value in exchange for $118.6 million of cash consideration, $51.3 million of subordinated notes, $5.7 million of LLC equity interests in SLF JV I, and $4.7 million of receivables from unsettled transactions. The Company recorded a realized gain of $0.3 million on this transaction; and
•	During the year ended September 30, 2014, the Company received payments of $329.6 million in connection with syndications of debt investments to other investors and sales of debt investments in the open market and recorded a net realized loss of $1.4 million on these transactions.

During the year ended September 30, 2013, the Company recorded investment realization events, including the following:

•	In October 2012, the Company received a cash payment of $4.2 million from Rail Acquisition Corp. in full satisfaction of all obligations related to the revolving loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
•	In October 2012, the Company received a cash payment of $5.4 million from Bojangles in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
•	In October 2012, the Company received a cash payment of $21.9 million from Blue Coat Systems, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
•	In October 2012, the Company received a cash payment of $9.9 million from Insight Pharmaceuticals LLC in full satisfaction of all obligations related to the first lien loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
•	In November 2012, the Company received a cash payment of $8.5 million from SolutionSet, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 9. Realized Gains or Losses and Net Unrealized Appreciation or Depreciation on Investments  – (continued)

•	In January 2013, the Company received a cash payment of $30.2 million from NDSSI Holdings, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction. The Company also received an additional $3.0 million in connection with the sale of its preferred equity investment (including accumulated PIK of $0.9 million), realizing a gain of $0.1 million;
•	In January 2013, the Company received a cash payment of $44.6 million from Welocalize, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
•	In February 2013, the Company received a cash payment of $14.6 million from Edmentum, Inc. in full satisfaction of all obligations under the first lien loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
•	In February 2013, the Company received a cash payment of $7.1 million from Advanced Pain Management Holdings, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
•	In March 2013, the Company received a cash payment of $10.0 million from eResearch Technology, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
•	In March 2013, the Company received a cash payment of $15.0 million from AdVenture Interactive, Corp. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
•	In March 2013, the Company received a cash payment of $19.5 million from idX Corporation in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on the transaction;
•	In April 2013, the Company realized a loss in the amount of $11.2 million after the senior-most creditors foreclosed on the assets of Coll Materials Group, LLC.
•	In April 2013, the Company received a cash payment of $14.1 million from Huddle House, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
•	In April 2013, the Company received a cash payment of $20.4 million from Slate Pharmaceuticals Acquisition Corp. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
•	In April 2013, the Company received a cash payment of $12.5 million from Securus Technologies Holdings, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
•	In May 2013, the Company received a cash payment of $9.6 million from ConvergeOne Holdings Corp. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
•	In May 2013, the Company received a cash payment of $30.9 million from CompuCom Systems, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 9. Realized Gains or Losses and Net Unrealized Appreciation or Depreciation on Investments  – (continued)

•	In May 2013, the Company received a cash payment of $31.1 million from Cardon Healthcare Network, LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
•	In May 2013, the Company restructured its investment in Trans-Trade Brokers, Inc. As part of the restructuring, the Company exchanged cash and its debt and equity securities for debt and equity securities in the restructured entity, TransTrade Operators, Inc., and recorded a realized loss in the amount of $6.1 million on this transaction;
•	In June 2013, the Company received a cash payment of $33.6 million from U.S. Retirement Partners, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
•	In June 2013, the Company received a cash payment of $14.6 million from Traffic Solutions Holdings, Inc. in full satisfaction of all obligations related to the Term Loan A and Revolver under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
•	In July 2013, the Company received a cash payment of $9.1 million from U.S. Collections, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
•	In July 2013, the Company received a cash payment of $9.9 million from Ikaria Acquisition, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
•	In July 2013, the Company received a cash payment of $5.5 million from Miche Bag, LLC in full satisfaction of all obligations related to the Term Loan A under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
•	In July 2013, the Company received a cash payment of $43.9 million from Tegra Medical, LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
•	In July 2013, the Company received a cash payment of $27.0 million from MX USA, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
•	In August 2013, the Company restructured its investment in Eagle Hospital Physicians, Inc. As part of the restructuring, the Company exchanged cash and its debt securities for debt and equity securities in the successor entity, Eagle Hospital Physicians, LLC, and recorded a realized loss in the amount of $9.8 million on this transaction;
•	In August 2013, the Company received a cash payment of $43.5 million from InvestRx Corporation in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
•	In September 2013, the Company received a cash payment of $43.1 million from Titan Fitness, LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction; and
•	During the year ended September 30, 2013, the Company received cash payments of $59.9 million in connection with partial sales of debt investments in the open market and recorded a net realized gain of $0.4 million.

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 9. Realized Gains or Losses and Net Unrealized Appreciation or Depreciation on Investments  – (continued)

During the year ended September 30, 2012, the Company recorded investment realization events, including the following:

•	In November 2011, the Company recorded a realized loss in the amount of $18.1 million as a result of a Delaware bankruptcy court judge ruling which confirmed a Chapter 11 plan of reorganization that provided no recovery on the Company’s investment in Premier Trailer Leasing, Inc.;
•	In November 2011, the Company received a cash payment of $20.2 million from IZI Medical Products, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and the Company received an additional $1.3 million proceeds from its equity investment, realizing a gain of $0.8 million;
•	In December 2011, the Company received a cash payment of $23.0 million from ADAPCO, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
•	In December 2011, the Company received a cash payment of $2.0 million from Best Vinyl Fence & Deck, LLC in full satisfaction of all obligations related to the Term Loan A under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
•	In December 2011, the Company received a cash payment of $9.2 million from Actient Pharmaceuticals LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
•	In January 2012, the Company received a cash payment of $18.5 million from IOS Acquisitions, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
•	In February 2012, the Company received a cash payment of $2.1 million from O’Currance, Inc. The debt investment was exited below par and the Company recorded a realized loss in the amount of $10.7 million on this transaction;
•	In February 2012, the Company received a cash payment of $25.0 million from Ernest Health, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
•	In March 2012, the Company received a cash payment of $47.7 million from CRGT, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
•	In March 2012, the Company received a cash payment of $24.5 million from Epic Acquisition, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
•	In March 2012, the Company received a cash payment of $48.8 million from Dominion Diagnostics, LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
•	In March 2012, the Company received a cash payment of $5.0 million from Genoa Healthcare Holdings, LLC in full satisfaction of all obligations under the senior loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 9. Realized Gains or Losses and Net Unrealized Appreciation or Depreciation on Investments  – (continued)

•	In May 2012, the Company received a cash payment of $28.9 million from JTC Education, Inc. in full satisfaction of all obligations under the first lien loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
•	In May 2012, the Company received a cash payment of $6.1 million from Fitness Edge, LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
•	In June 2012, the Company received a cash payment of $20.2 million from Caregiver Services, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
•	In July 2012, the Company received a cash payment of $1.0 million from Best Vinyl Fence & Deck, LLC. The Term Loan B debt investment was exited below par and the Company recorded a realized loss in the amount of $3.3 million on this transaction;
•	In July 2012, the Company received a cash payment of $8.7 million from Pacific Architects & Engineers, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
•	In August 2012, the Company restructured its investment in Traffic Control & Safety Corp. As part of the restructuring, the Company exchanged cash and its debt and equity securities for debt and equity securities in the successor entity, Statewide Holdings, Inc., and recorded a realized loss in the amount of $10.9 million on this transaction;
•	In August 2012, the Company received a cash payment of $18.0 million from Stackpole Powertrain International ULC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
•	In September 2012, the Company received a cash payment of $0.1 million in connection with the sale of its investment in Lighting by Gregory, LLC. The investment was exited below par and the Company recorded a realized loss in the amount of $5.3 million on this transaction;
•	In September 2012, the Company received total consideration of $0.6 million in connection with the exit of its investment in Repechage Investments Limited. The investment was exited below par and the Company recorded a realized loss in the amount of $3.6 million on this transaction; and
•	In September 2012, the Company received a total consideration of $1.8 million in connection with the sale of its Rail Acquisition Corp. term loan investment. The debt investment was exited below par and the Company recorded a realized loss in the amount of $13.9 million on this transaction. The proceeds related to this sale had not yet been received as of September 30, 2012 and were recorded as receivables from unsettled transactions in the Consolidated Statement of Assets and Liabilities.

During the years ended September 30, 2014, 2013 and 2012, the Company recorded net unrealized appreciation (depreciation) on investments of $(32.2) million, $13.4 million and $56.0 million, respectively. For the year ended September 30, 2014, the Company’s net unrealized depreciation consisted of $31.9 million of net unrealized depreciation on debt investments and $3.4 million of net reclassifications to realized gains on debt and equity investments (resulting in unrealized depreciation), offset by $3.1 million of net unrealized appreciation on equity investments.

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 9. Realized Gains or Losses and Net Unrealized Appreciation or Depreciation on Investments  – (continued)

For the year ended September 30, 2013, the Company’s net unrealized appreciation consisted of $16.4 million of net reclassifications to realized losses on debt and equity investments (resulting in unrealized appreciation) and $10.9 million of net unrealized appreciation on equity investments, offset by $13.9 million of net unrealized depreciation on debt investments.

For the year ended September 30, 2012, the Company’s net unrealized appreciation consisted of $66.6 million of net reclassifications to realized losses on debt and equity investments (resulting in unrealized appreciation), $0.1 million of net unrealized appreciation on equity investments, offset by $10.7 million of net unrealized depreciation on debt investments.

Note 10. Concentration of Credit Risks

The Company places its cash in financial institutions and at times such balances may be in excess of the FDIC insured limit. The Company limits its exposure to credit loss by depositing its cash with high credit quality financial institutions and monitoring their financial stability.

Note 11. Related Party Transactions

The Company has entered into an investment advisory agreement with the Investment Adviser. Under the investment advisory agreement, the Company pays the Investment Adviser a fee for its services consisting of two components — a base management fee and an incentive fee.

Base management Fee

The base management fee is calculated at an annual rate of 2% of the Company’s gross assets, which includes any borrowings for investment purposes but excludes any cash and cash equivalents held at the end of each quarter. The base management fee is payable quarterly in arrears and the fee for any partial month or quarter is appropriately prorated.

For the year ended September 30, 2014, the Investment Adviser voluntarily waived a portion of the base management fee, which resulted in aggregate waivers of $0.7 million.

For the years ended September 30, 2014, 2013 and 2012, base management fees (net of waivers) were $51.0 million, $33.4 million and $23.8 million, respectively. At September 30, 2014 and September 30, 2013, the Company had liabilities on its Consolidated Statements of Assets and Liabilities in the amounts of $12.4 million and $9.6 million, respectively, reflecting the unpaid portion of the base management fee payable to the Investment Adviser.

Incentive Fee

The incentive fee portion of the investment advisory agreement has two parts. The first part (“Part I Incentive Fee”) is calculated and payable quarterly in arrears based on the Company’s “Pre-Incentive Fee Net Investment Income” for the immediately preceding fiscal quarter. For this purpose, “Pre-Incentive Fee Net Investment Income” means interest income, dividend income and any other income (including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees or other fees that the Company receives from portfolio companies) accrued during the fiscal quarter, minus the Company’s operating expenses for the quarter (including the base management fee, expenses payable under the Company’s administration agreement, and any interest expense and dividends paid on any issued and outstanding indebtedness or preferred stock, but excluding the incentive fee). Pre-Incentive Fee Net Investment Income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with PIK interest and zero coupon securities), accrued income that the Company has not yet received in cash. Pre-Incentive Fee Net Investment Income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. Pre-Incentive

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 11. Related Party Transactions  – (continued)

Fee Net Investment Income, expressed as a rate of return on the value of the Company’s net assets at the end of the immediately preceding fiscal quarter, will be compared to a “hurdle rate” of 2% per quarter (8% annualized), subject to a “catch-up” provision measured as of the end of each fiscal quarter. The Company’s net investment income used to calculate this part of the incentive fee is also included in the amount of its gross assets used to calculate the 2% base management fee. The operation of the incentive fee with respect to the Company’s Pre-Incentive Fee Net Investment Income for each quarter is as follows:

•	No incentive fee is payable to the Investment Adviser in any fiscal quarter in which the Company’s Pre-Incentive Fee Net Investment Income does not exceed the hurdle rate of 2% (the “preferred return” or “hurdle”);
•	100% of the Company’s Pre-Incentive Fee Net Investment Income with respect to that portion of such Pre-Incentive Fee Net Investment Income, if any, that exceeds the hurdle rate but is less than or equal to 2.5% in any fiscal quarter (10% annualized) is payable to the Investment Adviser. The Company refers to this portion of its Pre-Incentive Fee Net Investment Income (which exceeds the hurdle rate but is less than or equal to 2.5%) as the “catch-up.” The “catch-up” provision is intended to provide the Investment Adviser with an incentive fee of 20% on all of the Company’s Pre-Incentive Fee Net Investment Income as if a hurdle rate did not apply when the Company’s Pre-Incentive Fee Net Investment Income exceeds 2.5% in any fiscal quarter; and
•	20% of the amount of the Company’s Pre-Incentive Fee Net Investment Income, if any, that exceeds 2.5% in any fiscal quarter (10% annualized) is payable to the Investment Adviser once the hurdle is reached and the catch-up is achieved (20% of all Pre-Incentive Fee Net Investment Income thereafter is allocated to the Investment Adviser).

The second part of the incentive fee (“Part II Incentive Fee”) is determined and payable in arrears as of the end of each fiscal year (or upon termination of the investment advisory agreement, as of the termination date) and equals 20% of the Company’s realized capital gains, if any, on a cumulative basis from inception through the end of each fiscal year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees.

GAAP requires the Company to accrue for the theoretical capital gains incentive fee that would be payable after giving effect to the net realized and unrealized capital appreciation. It should be noted that a fee so calculated and accrued would not necessarily be payable under the investment advisory agreement, and may never be paid based upon the computation of capital gains incentive fees in subsequent periods. Amounts ultimately paid under the investment advisory agreement will be consistent with the formula reflected in the investment advisory agreement. The Company does not currently accrue for capital gains incentive fees due to the accumulated realized losses in the portfolio.

For the years ended September 30, 2014, 2013 and 2012, incentive fees were $35.5 million, $28.2 million and $22.0 million, respectively. At September 30, 2014 and September 30, 2013, the Company had liabilities on its Consolidated Statements of Assets and Liabilities in the amounts of $9.3 million and $7.2 million, respectively, reflecting the unpaid portion of the incentive fee payable to the Investment Adviser.

Indemnification

The investment advisory agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of their respective duties or by reason of the reckless disregard of their respective duties and obligations, the Company’s Investment Adviser and its officers, managers, agents, any employees, controlling persons, members (or their owners) and any other person or entity affiliated with it, are entitled to indemnification from the Company for any damages, liabilities, costs and expenses (including

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 11. Related Party Transactions  – (continued)

reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Investment Adviser’s services under the investment advisory agreement or otherwise as the Company’s Investment Adviser.

Administration Agreement

On January 1, 2014, the Company entered into an administration agreement with a new administrator, FSC CT, Inc., which has since converted into FSC CT LLC (“FSC CT”), a wholly-owned subsidiary of the Company’s investment adviser, under substantially similar terms as its prior administration agreement with FSC, Inc. Under the administration agreement with FSC CT, administrative services are provided to the Company, including its principal executive offices and equipment, and clerical, bookkeeping and recordkeeping services at such facilities. Under the administration agreement, FSC CT also performs or oversees the performance of the Company’s required administrative services, which includes being responsible for the financial records which the Company is required to maintain and preparing reports to the Company’s stockholders and reports filed with the SEC. In addition, FSC CT assists the Company in determining and publishing the Company’s net asset value, overseeing the preparation and filing of the Company’s tax returns and the printing and dissemination of reports to the Company’s stockholders, and generally overseeing the payment of the Company’s expenses and the performance of administrative and professional services rendered to the Company by others. For providing these services, facilities and personnel, the Company provides reimbursement for the allocable portion of overhead and other expenses incurred in connection with payments of rent at market rates and the Company’s allocable portion of the costs of compensation and related expenses of the Company’s chief financial officer and chief compliance officer and their staffs. Such reimbursement is at cost with no profit to, or markup by, FSC CT. FSC CT may also provide, on the Company’s behalf, managerial assistance to the Company’s portfolio companies. The administration agreement may be terminated by either party without penalty upon 60 days’ written notice to the other party.

For the year ended September 30, 2014, the Company accrued administrative expenses of $5.7 million, including $2.9 million of general and administrative expenses, which are due to FSC CT. At September 30, 2014, $2.5 million was included in Due to FSC CT in the Consolidated Statement of Assets and Liabilities.

Note 12. Financial Highlights

	Year Ended September 30, 2014	Year Ended September 30, 2013	Year Ended September 30, 2012	Year Ended September 30, 2011	Year Ended September 30, 2010
Net asset value at beginning of period	$9.85	$9.92	$10.07	$10.43	$10.84
Net investment income(4)	1.00	1.04	1.11	1.05	0.95
Net unrealized appreciation (depreciation) on investments and secured borrowings(4)	(0.23)	0.12	0.70	(0.10)	(0.04)
Net realized gain (loss) on investments and interest rate swap(4)	0.02	(0.24)	(0.81)	(0.47)	(0.42)
Distributions of ordinary income(4)	(0.94)	(0.90)	(1.04)	(1.20)	(0.96)
Tax return of capital(4)	(0.06)	(0.25)	(0.14)	(0.06)	—
Net issuance of common stock(4)	—	0.16	0.03	0.42	0.06
Net asset value at end of period	$9.64	$9.85	$9.92	$10.07	$10.43
Per share market value at beginning of period	$10.29	$10.98	$9.32	$11.14	$10.93
Per share market value at end of period	$9.18	$10.29	$10.98	$9.32	$11.14
Total return(1)	(0.97)%	4.89%	32.59%	(6.76)%	11.22%

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 12. Financial Highlights  – (continued)

	Year Ended September 30, 2014	Year Ended September 30, 2013	Year Ended September 30, 2012	Year Ended September 30, 2011	Year Ended September 30, 2010
Common shares outstanding at beginning of period	139,041	91,048	72,376	54,550	37,879
Common shares outstanding at end of period	153,340	139,041	91,048	72,376	54,550
Net assets at beginning of period	$1,368,872	$903,570	$728,627	$569,172	$410,556
Net assets at end of period	$1,478,475	$1,368,872	$903,570	$728,627	$569,172
Average net assets(2)	$1,393,635	$1,095,225	$790,921	$677,354	$479,004
Ratio of net investment income to average net assets	10.23%	10.50%	11.13%	9.91%	8.98%
Ratio of total expenses to average net assets (excluding base management fee waiver)	10.91%	9.95%	9.95%	8.79%	5.74%
Base management fee waiver effect	(0.05)%	(0.21)%	—%	—%	—%
Ratio of net expenses to average net assets	10.86%	9.74%	9.95%	8.79%	5.74%
Ratio of portfolio turnover to average investments at fair value	25.50%	38.22%	29.74%	7.26%	2.24%
Weighted average outstanding debt(3)	$1,110,021	$597,596	$421,366	$247,549	$22,592
Average debt per share(4)	$7.82	$5.42	$5.30	$3.86	$0.50

(1)	Total return equals the increase or decrease of ending market value over beginning market value, plus distributions, divided by the beginning market value, assuming dividend reinvestment prices obtained under the Company’s DRIP.
(2)	Calculated based upon the weighted average net assets for the period.
(3)	Calculated based upon the weighted average of loans payable for the period.
(4)	Calculated based upon weighted average shares outstanding for the period.

Note 13. Convertible Notes

On April 12, 2011, the Company issued $152.0 million unsecured convertible notes, including $2 million issued to Leonard M. Tannenbaum, the Company’s Chief Executive Officer. The Convertible Notes were issued pursuant to an Indenture, dated April 12, 2011 (the “Indenture”), between the Company and the Trustee.

The Convertible Notes mature on April 1, 2016 (the “Maturity Date”), unless previously converted or repurchased in accordance with their terms. The Convertible Notes bear interest at a rate of 5.375% per annum payable semiannually in arrears on April 1 and October 1 of each year. The Convertible Notes are the Company’s unsecured obligations and rank senior in right of payment to the Company’s existing and future indebtedness that is expressly subordinated in right of payment to the Convertible Notes; equal in right of payment to the Company’s existing and future unsecured indebtedness that is not so subordinated; effectively junior in right of payment to any of the Company’s secured indebtedness (including existing unsecured indebtedness that the Company later secures) to the extent of the value of the assets securing such indebtedness; and structurally junior to all existing and future indebtedness (including trade payables) incurred by the Company’s subsidiaries or financing vehicles.

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 13. Convertible Notes  – (continued)

Prior to the close of business on the business day immediately preceding January 1, 2016, holders may convert their Convertible Notes only under certain circumstances set forth in the Indenture, such as during specified periods when the Company’s shares of common stock trade at more than 110% of the then applicable conversion price or the Convertible Notes trade at less than 98% of their conversion value. On or after January 1, 2016 until the close of business on the business day immediately preceding the Maturity Date, holders may convert their Convertible Notes at any time. Upon conversion, the Company will deliver shares of its common stock. The conversion rate was initially, and currently is, 67.7415 shares of common stock per $1,000 principal amount of Convertible Notes (equivalent to a conversion price of approximately $14.76 per share of common stock). The conversion rate is subject to customary anti-dilution adjustments, including for any cash dividends or distributions paid on shares of the Company’s common stock in excess of a monthly dividend of $0.1066 per share, but will not be adjusted for any accrued and unpaid interest. In addition, if certain corporate events occur prior to the Maturity Date, the conversion rate will be increased for converting holders. Based on the current conversion rate, the maximum number of shares of common stock that would be issued upon conversion of the $115 million convertible debt outstanding at September 30, 2014 is 7,790,273. If the Company delivers shares of common stock upon a conversion at the time that net asset value per share exceeds the conversion price in effect at such time, the Company’s stockholders may incur dilution. In addition, the Company’s stockholders will experience dilution in their ownership percentage of common stock upon the issuance of common stock in connection with the conversion of the Company’s convertible notes and any dividends paid on common stock will also be paid on shares issued in connection with such conversion after such issuance. The shares of common stock issued upon a conversion are not subject to registration rights.

The Company may not redeem the Convertible Notes prior to maturity. No sinking fund is provided for the Convertible Notes. In addition, if certain corporate events occur in respect of the Company, holders of the Convertible Notes may require the Company to repurchase for cash all or part of their Convertible Notes at a repurchase price equal to 100% of the principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid interest through, but excluding, the required repurchase date.

The Indenture contains certain covenants, including covenants requiring the Company to provide financial information to the holders of the Convertible Notes, and the Trustee if the Company ceases to be subject to the reporting requirements of the Securities Exchange Act of 1934. These covenants are subject to limitations and exceptions that are described in the Indenture.

For the years ended September 30, 2014, 2013 and 2012, the Company recorded interest expense of $6.8 million, $6.8 million, and $7.1 million, respectively, related to the Convertible Notes.

The Company may repurchase the Convertible Notes in accordance with the 1940 Act and the rules promulgated thereunder. Any Convertible Notes repurchased by the Company may, at the Company’s option, be surrendered to the Trustee for cancellation, but may not be reissued or resold by the Company. Any Convertible Notes surrendered for cancellation will be promptly canceled and no longer outstanding under the Indenture. The Company did not repurchase Convertible Notes during the years ended September 30, 2014 or September 30, 2013. During the year ended September 30, 2012, the Company repurchased $20.0 million principal of the Convertible Notes in the open market for an aggregate purchase price of $17.9 million and surrendered them to the Trustee for cancellation. The Company recorded a gain on the extinguishment of these Convertible Notes in the amount of the difference between the reacquisition price and the net carrying amount, net of the proportionate amount of unamortized debt issuance costs. The net gain recorded was $1.6 million.

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 13. Convertible Notes  – (continued)

Because this net gain was included in the amount that must be distributed to the Company’s stockholders in order for it to maintain its RIC status and is classified as a component of net investment income in the Consolidated Statements of Operations, such net gain was included in “Pre-Incentive Fee Net Investment Income” for purposes of the payment of the income incentive fee to the investment adviser under the investment advisory agreement. Paying an incentive fee on this type of net gain is permissible under the Company’s investment advisory agreement, but because such a fee was not specifically detailed in the investment advisory agreement, the Company obtained the approval of the Company’s Board of Directors to pay such fees. This type of net gain, and corresponding income incentive fee, may occur again in the future. Any repurchase of the 2019 Notes, 2024 Notes or 2028 Notes at a discount will be treated in a similar manner.

As of September 30, 2014, there were $115.0 million Convertible Notes outstanding, which had a fair value of $119.0 million.

Note 14. Unsecured Notes

2019 Notes

On February 26, 2014, the Company issued $250.0 million in aggregate principal amount of its 4.875% unsecured notes due 2019 (the “2019 Notes”) for net proceeds of $244.4 million after deducting original issue discount of $1.4 million, underwriting commissions and discounts of $3.7 million and offering costs of $0.5 million.

The 2019 Notes were issued pursuant to an indenture, dated April 30, 2012, as supplemented by the first supplemental indenture, dated February 26, 2014 (collectively, the “2019 Notes Indenture”), between the Company and the Trustee. The 2019 Notes are the Company’s general unsecured obligations that rank senior in right of payment to all of the Company’s existing and future indebtedness that is expressly subordinated in right of payment to the 2019 Notes. The 2019 Notes will rank equally in right of payment with all of the Company’s existing and future liabilities that are not so subordinated. The 2019 Notes will effectively rank junior to any of the Company’s secured indebtedness (including unsecured indebtedness that the Company later secures) to the extent of the value of the assets securing such indebtedness. The 2019 Notes will rank structurally junior to all existing and future indebtedness (including trade payables) incurred by the Company’s subsidiaries, financing vehicles or similar facilities.

Interest on the 2019 Notes is paid semi-annually on March 1 and September 1, at a rate of 4.875% per annum. The 2019 Notes mature on March 1, 2019 and may be redeemed in whole or in part at any time or from time to time at the Company’s option prior to maturity.

The 2019 Notes Indenture contains certain covenants, including covenants requiring the Company’s compliance with (regardless of whether the Company is subject to) the restrictions on dividends, distributions and purchase of capital stock set forth in Section 18(a)(1)(B) as modified by Section 61(a)(1) of the 1940 Act, as well as covenants requiring the Company to provide financial information to the holders of the 2019 Notes and the Trustee if the Company ceases to be subject to the reporting requirements of the Securities Exchange Act of 1934. These covenants are subject to limitations and exceptions that are described in the 2019 Notes Indenture. The Company may repurchase the 2019 Notes in accordance with the 1940 Act and the rules promulgated thereunder. In addition, holders of the 2019 Notes can require the Company to repurchase the 2019 Notes at 100% of their principal amount upon the occurrence of certain change of control events as described in the 2019 Notes Indenture. The 2019 Notes are issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. During the year ended September 30, 2014, the Company did not repurchase any of the 2019 Notes in the open market.

For the year ended September 30, 2014, the Company recorded interest expense of $7.8 million related to the 2019 Notes.

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 14. Unsecured Notes  – (continued)

As of September 30, 2014, there were $250.0 million 2019 Notes outstanding, which had a fair value of $258.7 million.

2024 Notes

On October 18, 2012, the Company issued $75.0 million in aggregate principal amount of its 5.875% unsecured notes due 2024 (the “2024 Notes”) for net proceeds of $72.5 million after deducting underwriting commissions of $2.2 million and offering costs of $0.3 million.

The 2024 Notes were issued pursuant to an indenture, dated April 30, 2012, as supplemented by the first supplemental indenture, dated October 18, 2012 (collectively, the “2024 Notes Indenture”), between the Company and the Trustee. The 2024 Notes are the Company’s unsecured obligations and rank senior in right of payment to the Company’s existing and future indebtedness that is expressly subordinated in right of payment to the 2024 Notes; equal in right of payment to the Company’s existing and future unsecured indebtedness that is not so subordinated; effectively junior in right of payment to any of the Company’s secured indebtedness (including existing unsecured indebtedness that the Company later secures) to the extent of the value of the assets securing such indebtedness; and structurally junior to all existing and future indebtedness (including trade payables) incurred by the Company’s subsidiaries or financing vehicles.

Interest on the 2024 Notes is paid quarterly in arrears on January 30, April 30, July 30 and October 30, at a rate of 5.875% per annum. The 2024 Notes mature on October 30, 2024 and may be redeemed in whole or in part at any time or from time to time at the Company’s option on or after October 30, 2017. The 2024 Notes are listed on the New York Stock Exchange under the trading symbol “FSCE” with a par value of $25.00 per share.

The 2024 Notes Indenture contains certain covenants, including covenants requiring the Company’s compliance with (regardless of whether the Company is subject to) the asset coverage requirements set forth in Section 18(a)(1)(A) as modified by Section 61(a)(1) of the 1940 Act and with the restrictions on dividends, distributions and purchase of capital stock set forth in Section 18(a)(1)(B) as modified by Section 61(a)(1) of the 1940 Act, as well as covenants requiring the Company to provide financial information to the holders of the 2024 Notes and the Trustee if the Company ceases to be subject to the reporting requirements of the Securities Exchange Act of 1934. These covenants are subject to limitations and exceptions that are described in the 2024 Notes Indenture. The Company may repurchase the 2024 Notes in accordance with the 1940 Act and the rules promulgated thereunder. Any 2024 Notes repurchased by the Company may, at the Company’s option, be surrendered to the Trustee for cancellation, but may not be reissued or resold by the Company. Any 2024 Notes surrendered for cancellation will be promptly canceled and no longer outstanding under the 2024 Notes Indenture. During the years ended September 30, 2014 and 2013, the Company did not repurchase any of the 2024 Notes in the open market.

For the years ended September 30, 2014 and 2013, the Company recorded interest expense of $4.6 million and $4.4 million, respectively, related to the 2024 Notes.

As of September 30, 2014, there were $75.0 million 2024 Notes outstanding, which had a fair value of $73.7 million.

2028 Notes

In April and May 2013, the Company issued $86.3 million in aggregate principal amount of its 6.125% unsecured notes due 2028 (the “2028 Notes”) for net proceeds of $83.4 million after deducting underwriting commissions of $2.6 million and offering costs of $0.3 million. The proceeds included the underwriters’ full exercise of their overallotment option.

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 14. Unsecured Notes  – (continued)

The 2028 Notes were issued pursuant to an indenture, dated April 30, 2012, as supplemented by the second supplemental indenture, dated April 4, 2013 (collectively, the “2028 Notes Indenture”), between the Company and the Trustee. The 2028 Notes are the Company’s unsecured obligations and rank senior in right of payment to the Company’s existing and future indebtedness that is expressly subordinated in right of payment to the 2028 Notes; equal in right of payment to the Company’s existing and future unsecured indebtedness that is not so subordinated; effectively junior in right of payment to any of the Company’s secured indebtedness (including existing unsecured indebtedness that it later secures) to the extent of the value of the assets securing such indebtedness; and structurally junior to all existing and future indebtedness (including trade payables) incurred by the Company’s subsidiaries or financing vehicles. Interest on the 2028 Notes is paid quarterly in arrears on January 30, April 30, July 30 and October 30, at a rate of 6.125% per annum. The 2028 Notes mature on April 30, 2028 and may be redeemed in whole or in part at any time or from time to time at the Company’s option on or after April 30, 2018. The 2028 Notes are listed on the NASDAQ Global Select Market under the trading symbol “FSCFL” with a par value of $25.00 per share.

The 2028 Notes Indenture contains certain covenants, including covenants requiring the Company’s compliance with (regardless of whether it is subject to) the asset coverage requirements set forth in Section 18(a)(1)(A) as modified by Section 61(a)(1) of the 1940 Act, as well as covenants requiring the Company to provide financial information to the holders of the 2028 Notes and the Trustee if it ceases to be subject to the reporting requirements of the Securities Exchange Act of 1934. These covenants are subject to limitations and exceptions that are described in the 2028 Notes Indenture. The Company may repurchase the 2028 Notes in accordance with the 1940 Act and the rules promulgated thereunder. Any 2028 Notes repurchased by the Company may, at its option, be surrendered to the Trustee for cancellation, but may not be reissued or resold by the Company. Any 2028 Notes surrendered for cancellation will be promptly canceled and no longer outstanding under the 2028 Notes Indenture. During the years ended September 30, 2014 and 2013, the Company did not repurchase any of the 2028 Notes in the open market.

For the years ended September 30, 2014 and 2013, the Company recorded interest expense of $5.5 million and $2.7 million respectively, related to the 2028 Notes.

As of September 30, 2014, there were $86.3 million 2028 Notes outstanding, which had a fair value of $84.2 million.

Note 15. Secured Borrowings

The Company follows the guidance in ASC 860 when accounting for loan participations and other partial loan sales. Such guidance requires a participation or other partial loan sale to meet the definition of a “participating interest,” as defined in the guidance, in order for sale treatment to be allowed. Participations or other partial loan sales which do not meet the definition of a participating interest remain on the Company’s Consolidated Statement of Assets and Liabilities and the proceeds are recorded as a secured borrowing until the definition is met. Secured borrowings are carried at fair value to correspond with the related investments, which are carried at fair value.

As of September 30, 2014, secured borrowings at fair value totaled $84.8 million and the fair value of the investments that are associated with these secured borrowings was $154.0 million. These secured borrowings were the result of the Company’s completion of partial loan sales of two senior secured debt investments totaling $87.8 million during the year ended September 30, 2014 that did not meet the definition of a participating interest. As a result, sale treatment was not allowed and these partial loan sales were treated as secured borrowings. During the year ended September 30, 2014, there were $3.0 million of repayments on secured borrowings.

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 15. Secured Borrowings  – (continued)

As of September 30, 2014, there were $84.8 million of secured borrowings outstanding, which had a fair value of $84.8 million.

For the year ended September 30, 2014, the Company recorded interest expense of $1.3 million related its secured borrowings.

Note 16. Subsequent Events

The Company’s management evaluated subsequent events through the date of issuance of these Consolidated Financial Statements. There have been no subsequent events that occurred during such period that would require disclosure in, or would be required to be recognized in, the Consolidated Financial Statements as of and for the year ended September 30, 2014.

Fifth Street Finance Corp.
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Schedule of Investments in and Advances to Affiliates
Year ended September 30, 2014

Portfolio Company/Type of Investment(1)	Amount of Interest, Fees or Dividends Credited in Income(2)	Fair Value at October 1, 2013	Gross Additions(3)	Gross Reductions(4)	Fair Value at September 30, 2014
Control Investments
Traffic Solutions Holdings, Inc.
Second Lien Term Loan, 12% cash 3% PIK due 12/31/2016	$2,671	$14,499	$921	$(515)	$14,905
LC Facility, 8.5% cash due 12/31/2016	199	—	8	(8)	—
746,114 Series A Preferred Units	1,673	15,891	1,673	—	17,564
746,114 Common Stock Units	—	10,529	762	(5,178)	6,113
TransTrade Operators, Inc.
First Lien Term Loan, 11% cash 3% PIK due 5/31/2016	1,946	13,524	1,948	(4,363)	11,109
First Lien Revolver, 8% cash due 5/31/2016	56	—	—	—	—
596.67 Series A Common Units in TransTrade Holdings LLC	—	—	—	—	—
1,403,922 Series A Preferred Units in TransTrade Holdings LLC	—	—	2,000	(2,000)	—
5,200,000 Preferred Units in TransTrade Holding LLC	—	539	2,167	(2,706)	—
HFG Holdings, LLC
First Lien Term Loan, 6% cash 4% PIK due 6/10/2019	9,955	93,297	4,150	(512)	96,935
860,000 Class A Units	—	22,346	9,440	—	31,786
First Star Aviation, LLC
First Lien Term Loan, 9% cash 3% PIK due 1/9/2018	6,501	19,211	16,399	(19,054)	16,556
10,104,401 Common Units	—	5,264	8,671	(3,607)	10,328
First Star Speir Aviation 1 Limited
First Lien Term Loan, 9% cash due 12/15/2015	5,069	—	64,639	(3,484)	61,155
2,058,411.64 Common Units	—	—	3,572	—	3,572
First Star Bermuda Aviation Limited
First Lien Term Loan, 9% cash 3% PIK due 8/19/2018	3,210	—	38,121	(2,515)	35,606
4,293,736 Common Units	—	—	5,839	—	5,839
Eagle Hospital Physicians, LLC
First Lien Term Loan A, 8% PIK due 8/1/2016	939	11,149	942	(167)	11,924
First Lien Term Loan B, 8.1% PIK due 8/1/2016	260	3,050	260	(48)	3,262
First Lien Revolver, 8% cash due 8/1/2016	195	—	2,911	(64)	2,847
4,100,000 Class A Common Units	—	6,203	87	(552)	5,738
Senior Loan Fund JV I, LLC
Subordinated Note, LIBOR+8% cash due 5/2/2021	992	—	53,984	—	53,984
87.5% equity interest(5)	1,312	—	5,998	(349)	5,649
Total Control Investments	$34,978	$215,502	$224,492	$(45,122)	$394,872

Fifth Street Finance Corp.
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Schedule of Investments in and Advances to Affiliates – (continued)
Year ended September 30, 2014

Portfolio Company/Type of Investment(1)	Amount of Interest, Fees or Dividends Credited in Income(2)	Fair Value at October 1, 2013	Gross Additions(3)	Gross Reductions(4)	Fair Value at September 30, 2014
Affiliate Investments
Caregiver Services, Inc.
Second Lien Term Loan, 10% cash 2% PIK due 6/30/2019	$1,053	$—	$9,353	$(291)	$9,062
1,080,399 shares of Series A Preferred Stock	—	3,256	549	—	3,805
AmBath/ReBath Holdings, Inc.
First Lien Term Loan A, LIBOR+7% (3% floor) cash due 4/30/2016	248	3,272	36	(2,086)	1,222
First Lien Term Loan B, 12.5% cash 2.5% PIK due 4/30/2016	3,979	25,317	1,044	(329)	26,032
4,668,788 shares of Preferred Stock	—	87	640	(84)	643
Total Affiliate Investments	$5,280	$31,932	$11,622	$(2,790)	$40,764
Total Control & Affiliate Investments	$40,258	$247,434	$236,114	$(47,912)	$435,636

This schedule should be read in connection with the Company’s Consolidated Financial Statements, including the Consolidated Schedules of Investments and Notes to the Consolidated Financial Statements.

•	The principal amount and ownership detail as shown in the Consolidated Schedules of Investments.
•	Represents the total amount of interest, fees and dividends credited to income for the portion of the year an investment was included in the Control or Non-Control/Non-Affiliate categories, respectively.
•	Gross additions include increases in the cost basis of investments resulting from new portfolio investments, follow-on Investments and accrued PIK interest, and the exchange of one or more existing securities for one or more new securities. Gross additions also include net increases in unrealized appreciation or net decreases in unrealized depreciation as well as the movement of an existing portfolio company into this category or out of a different category.
•	Gross reductions include decreases in the cost basis of investment resulting from principal payments or sales and exchanges of one or more existing securities for one or more new securities. Gross reductions also include net increases in unrealized depreciation or net decreases in unrealized appreciation as well as the movement of an existing portfolio company out of this category and into a different category.
•	Together with Trinity Universal Insurance, the Company co-invests through SLF JV I. SLF JV I is capitalized as transactions are completed and all portfolio and investment decisions in respect to SLF JV I must be approved by the SLF JV I investment committee consisting of representatives of the Company and Kemper (with approval from a representative of each required).

Schedule 12-14

Fifth Street Finance Corp.
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Schedule of Investments in and Advances to Affiliates
Year ended September 30, 2013

Portfolio Company/Type of Investment(1)	Amount of Interest, Fees or Dividends Credited in Income(2)	Fair Value at October 1, 2012	Gross Additions(3)	Gross Reductions(4)	Fair Value at September 30, 2013
Control Investments
Coll Materials Group LLC
Second Lien Term Loan A, 12% cash due 11/1/2014	$230	$1,238	$—	$(1,238)	$—
Second Lien Term Loan B, 14% PIK due 11/1/2014	58	1,999	—	(1,999)	—
50% interest in CD HOLDCO, LLC	—	—	—	—	—
Traffic Solutions Holdings, Inc. (formerly Statewide Holdings, Inc.)
First Lien Term Loan A, L+8.5% (1.25% floor) cash due 8/10/2015	1,326	15,023	524	(15,547)	—
Second Lien Term Loan, 12% cash 3% PIK due 12/31/2016	2,283	14,068	607	(176)	14,499
First Lien Revolver, L+8.5% (1.25% floor) cash due 8/10/2015	35	—	146	(146)	—
LC Facility, 8.5% cash due 12/31/2016	341	—	14	(14)	—
746,114 Series A Preferred Units	778	14,377	1,514	—	15,891
746,114 Common Stock Units	—	6,535	4,920	(926)	10,529
TransTrade Operators, Inc.
First Lien Term Loan, 11% cash 3% PIK due 5/31/2016	655	—	13,666	(142)	13,524
596.67 Series A Common Units in TransTrade Holding LLC	—	—	—	—	—
3,033,333.33 Preferred Units in TransTrade Holding LLC	—	—	3,033	(2,494)	539
HFG Holdings, LLC
First Lien Term Loan, 6% cash 4% PIK due 6/10/2019	5,837	—	96,297	(3,000)	93,297
860,000 Class A Units	—	—	22,347	(1)	22,346
First Star Aviation, LLC
First Lien Term Loan, 9% cash 3% PIK due 1/9/2018	874	—	19,742	(531)	19,211
5,264,207 Common Units	—	—	5,264	—	5,264
Eagle Hospital Physicians, LLC
First Lien Term Loan A, 8% PIK due 8/1/2016	150	—	11,150	(1)	11,149
First Lien Term Loan B, 8.1% PIK due 8/1/2016	41	—	3,050	—	3,050
First Lien Revolver, 8% cash due 8/1/2016	41	—	—	—	—
4,100,000 Class A Common Units	—	—	6,203	—	6,203
Total Control Investments	$12,649	$53,240	$188,477	$(26,215)	$215,502

Fifth Street Finance Corp.
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Schedule of Investments in and Advances to Affiliates – (continued)
Year ended September 30, 2013

Portfolio Company/Type of Investment(1)	Amount of Interest, Fees or Dividends Credited in Income(2)	Fair Value at October 1, 2012	Gross Additions(3)	Gross Reductions(4)	Fair Value at September 30, 2013
Affiliate Investments
Caregiver Services, Inc.
1,080,399 shares of Series A Preferred Stock	$—	$2,924	$350	$(18)	$3,256
AmBath/ReBath Holdings, Inc.
First Lien Term Loan A, LIBOR+7% (3% floor) cash due 4/30/2016	438	4,268	112	(1,108)	3,272
First Lien Term Loan B, 12.5% cash 2.5% PIK due 4/30/2016	3,806	23,995	1,415	(93)	25,317
4,668,788 shares of Preferred Stock	—	—	87	—	87
Total Affiliate Investments	$4,244	$31,187	$1,964	$(1,219)	$31,932
Total Control & Affiliate Investments	$16,893	$84,427	$190,441	$(27,434)	$247,434

This schedule should be read in connection with the Company’s Consolidated Financial Statements, including the Consolidated Schedules of Investments and Notes to the Consolidated Financial Statements.

•	The principal amount and ownership detail as shown in the Consolidated Schedules of Investments.
•	Represents the total amount of interest, fees and dividends credited to income for the portion of the year an investment was included in the Control or Non-Control/Non-Affiliate categories, respectively.
•	Gross additions include increases in the cost basis of investments resulting from new portfolio investments, follow-on Investments and accrued PIK interest, and the exchange of one or more existing securities for one or more new securities. Gross additions also include net increases in unrealized appreciation or net decreases in unrealized depreciation as well as the movement of an existing portfolio company into this category or out of a different category.
•	Gross reductions include decreases in the cost basis of investment resulting from principal payments or sales and exchanges of one or more existing securities for one or more new securities. Gross reductions also include net increases in unrealized depreciation or net decreases in unrealized appreciation as well as the movement of an existing portfolio company out of this category and into a different category.

$1,500,000,000

Common Stock
Debt Securities
Warrants

Fifth Street Finance Corp.

Prospectus

PART C
Other Information

Item 25. Financial Statements And Exhibits

(1) Financial Statements

The following financial statements of Fifth Street Finance Corp. (the “Registrant” or the “Company”) are included in Part A of this Registration Statement:

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(2) Exhibits

(a)(1)	Restated Certificate of Incorporation of the Registrant (Incorporated by reference to Exhibit 3.1 filed with the Registrant’s Form 8-A (File No. 001-33901) filed on January 2, 2008).
(a)(2)	Certificate of Amendment to the Registrant’s Restated Certificate of Incorporation (Incorporated by reference to Exhibit (a)(2) filed with the Registrant’s Registration Statement on Form N-2 (File No. 333-146743) filed on June 6, 2008).
(a)(3)	Certificate of Correction to the Certificate of Amendment to the Registrant’s Restated Certificate of Incorporation (Incorporated by reference to Exhibit (a)(3) filed with the Registrant’s Registration Statement on Form N-2 (File No. 333-146743) filed on June 6, 2008).
(a)(4)	Certificate of Amendment to Registrant’s Restated Certificate of Incorporation (Incorporated by reference to Exhibit 3.1 filed with the Registrant’s Quarterly Report on Form 10-Q (File No. 001-33901) filed on May 5, 2010).
(a)(5)	Certificate of Amendment to Registrant’s Certificate of Incorporation (Incorporated by reference to Exhibit (a)(5) filed with the Registrant’s Registration Statement on Form N-2 (File No. 333-180267) filed on April 2, 2013).
(b)	Second Amended and Restated Bylaws of the Registrant (Incorporated by reference to Exhibit 3.1 filed with the Registrant’s Form 8-K (File No. 001-33901) filed on April 19, 2013).
(d)(1)	Form of Common Stock Certificate (Incorporated by reference to Exhibit 4.1 filed with the Registrant’s Form 8-A (File No. 001-33901) filed on January 2, 2008).
(d)(2)	Indenture, dated April 12, 2011, between Registrant and Deutsche Bank Trust Company Americas, as trustee (including Form of 5.375% Convertible Notes due 2016) (Incorporated by reference to Exhibit 4.1 filed with the Registrant’s Form 8-K (File No. 001-33901) filed on April 12, 2011).
(d)(3)	Form of 5.375% Convertible Notes due 2016 (Incorporated by reference to Exhibit 4.2 filed with Registrant’s Form 8-K (File No. 001-33901) filed on April 12, 2011).
(d)(4)	Indenture, dated April 30, 2012, between Registrant and Deutsche Bank Trust Company Americas, as trustee (Incorporated by reference to Exhibit (d)(4) filed with the Registrant’s Registration Statement on Form N-2 (File No. 333-180267) filed on July 27, 2012).
(d)(5)	Form of First Supplemental Indenture relating to the 5.875% Unsecured Notes due 2024, between the Registrant and Deutsche Bank Trust Company Americas, as trustee (including Form of 5.875% Unsecured Notes due 2024) (Incorporated by reference to Exhibit (d)(5) filed with the Registrant’s Registration Statement on Form N-2 (File No. 333-180267) filed on October 18, 2012).
(d)(6)	Form of Second Supplemental Indenture relating to the 6.125% Notes due 2028, between the Registrant and Deutsche Bank Trust Company Americas, as trustee (including Form of 6.125% Notes due 2028) (Incorporated by reference to Exhibit (d)(7) filed with the Registrant’s Registration Statement on Form N-2 (File No. 333-180267) filed on April 2, 2013).
(d)(7)	Form of Third Supplemental Indenture relating to the 4.875% Notes due 2019, between the Registrant and Deutsche Bank Trust Company Americas, as trustee (including Form of 4.875% Notes due 2019) (Incorporated by reference to Exhibit (d)(6) filed with the Registrant’s Registration Statement on Form N-2 (File No. 333-192770) filed on February 10, 2014).
(d)(8)	Statement of Eligibility of Trustee on Form T-1 (Incorporated by reference to Exhibit (d)(6) filed with the Registrant’s Registration Statement on Form N-2 (File No. 333-192770) filed on February 10, 2014).
(d)(9)	Form of Warrant Agreement and Warrant Certificate.**
(e)	Amended and Restated Dividend Reinvestment Plan (Incorporated by reference to Exhibit 10.1 filed with the Registrant’s Form 8-K (File No. 001-33901) filed on October 28, 2010).

(f)	Second Amended and Restated Investment Advisory Agreement by and between Registrant and Fifth Street Management LLC (Incorporated by reference to Exhibit 10.5 filed with the Registrant’s Quarterly Report on Form 10-Q (File No. 001-33901) filed on May 4, 2011).
(h)(1)	Form of Underwriting Agreement for equity securities.**
(h)(2)	At-the-Market Equity Offering Sales Agreement, dated August 22, 2014, by and between Registrant and KeyBanc Capital Markets Inc. (Incorporated by reference to Exhibit (h)(2) filed with the Registrant’s Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-192770) filed on August 25, 2014).
(h)(3)	Amendment No. 1 to At-the-Market Equity Offering Sales Agreement, dated September 5, 2014, by and between Registrant and KeyBanc Capital Markets Inc. (Incorporated by reference to Exhibit (h)(3) filed with the Registrant’s Registration Statement on Form N-2 (File No. 333-192770) filed on September 8, 2014).
(j)	Custody Agreement (Incorporated by reference to Exhibit 10.1 filed with the Registrant’s Form 10-Q (File No. 001-33901) filed on January 31, 2011).
(k)(1)	Administration Agreement by and between Registrant and FSC CT, Inc. (Incorporated by reference to Exhibit 10.1 filed with the Registrant’s Form 10-Q (File No. 814-00755) filed on February 6, 2014).
(k)(2)	Form of License Agreement by and between Registrant and Fifth Street Capital LLC (Incorporated by reference to Exhibit (k)(2) filed with the Registrant’s Registration Statement on Form N-2 (File No. 333-146743) filed on May 8, 2008).
(k)(3)	Purchase and Sale Agreement by and between Registrant and Fifth Street Funding, LLC, dated as of November 16, 2009 (Incorporated by reference to Exhibit 10.7 filed with the Registrant’s Annual Report on Form 10-K (File No. 001-33901) filed on December 9, 2009).
(k)(4)	Amendment No. 1 to the Purchase and Sale Agreement by and between Registrant and Fifth Street Funding, LLC, dated as of November 30, 2011 (Incorporated by reference to Exhibit 10.2 filed with the Registrant’s Form 8-K (File No. 001-33901) filed on December 5, 2011).
(k)(5)	Guarantee, Pledge and Security Agreement among Registrant, FSFC Holdings, Inc. and ING Capital LLC, dated as of May 27, 2010 (Incorporated by reference to Exhibit (k)(8) filed with the Registrant’s Registration Statement on Form N-2 (File No. 333-166012) filed on June 4, 2010).
(k)(6)	Amended and Restated Senior Secured Revolving Credit Agreement among Registrant, ING Capital LLC, Royal Bank of Canada, UBS Loan Finance, LLC, Morgan Stanley Bank, N.A., Key Equipment Finance Inc., Deutsche Bank Trust Company Americas and Patriot National Bank, dated as of February 22, 2011 (Incorporated by reference to Exhibit (k)(8) filed with the Registrant’s Registration Statement on Form N-2 (File No. 333-166012) filed on March 30, 2011).
(k)(7)	Amendment and Reaffirmation Agreement among Registrant, FSFC Holdings, Inc., Fifth Street Fund of Funds LLC and ING Capital LLC, dated as of February 22, 2011 (Incorporated by reference to Exhibit (k)(10) filed with the Registrant’s Registration Statement on Form N-2 (File No. 333-166012) filed on March 30, 2011).
(k)(8)	Amendment No. 1 to Amended and Restated Senior Secured Revolving Credit Agreement and Amendment No. 2 to the Guarantee, Pledge and Security Agreement, among Registrant, FSFC Holdings, Inc., Fifth Street Fund of Funds LLC, ING Capital LLC, Royal Bank of Canada, UBS Loan Finance LLC, Morgan Stanley Bank, N.A., Key Equipment Finance, Inc., Deutsche Bank Trust Company Americas and Patriot National Bank, dated as of July 8, 2011 (Incorporated by reference to Exhibit 10.1 filed with the Registrant’s Form 8-K (File No. 001-33901) filed on July 14, 2011).

(k)(9)	Amendment No. 2 to Amended and Restated Senior Secured Revolving Credit Agreement among Registrant, FSFC Holdings, Inc., Fifth Street Fund of Funds LLC, ING Capital LLC, Key Equipment Finance, Inc. and UBS Loan Finance LLC, dated as of November 29, 2011 (Incorporated by reference to Exhibit 10.15 filed with the Registrant’s Annual Report on Form 10-K (File No. 814-00755) filed on November 29, 2011).
(k)(10)	Amendment No. 3 to Amended and Restated Senior Secured Revolving Credit Agreement among Registrant, FSFC Holdings, Inc., Fifth Street Fund of Funds LLC, ING Capital LLC, and the lenders party thereto, dated as of February 29, 2012 (Incorporated by reference to Exhibit 10.1 filed with the Registrant’s Form 8-K (File No. 001-33901) filed on March 2, 2012).
(k)(11)	Amendment No. 4 to Amended and Restated Senior Secured Revolving Credit Agreement among the Registrant, FSFC Holdings, Inc., Fifth Street Fund of Funds LLC, ING Capital LLC, and the lenders party thereto, dated as of November 30, 2012 (Incorporated by reference to Exhibit 10.1 filed with the Registrant’s Form 8-K (File No. 001-33901) filed on December 4, 2012).
(k)(12)	Amendment No. 5 to Amended and Restated Senior Secured Revolving Credit Agreement among the Registrant, FSFC Holdings, Inc., Fifth Street Fund of Funds LLC, ING Capital LLC, and the lenders party thereto, dated as of August 6, 2013 (Incorporated by reference to Exhibit 10.2 filed with the Registrant’s Form 10-Q (File No. 814-00755) filed on August 7, 2013).
(k)(13)	Amendment No. 6 to Amended and Restated Senior Secured Revolving Credit Agreement among the Registrant, FSFC Holdings, Inc., Fifth Street Fund of Funds LLC, ING Capital LLC, and the lenders party thereto, dated as of September 13, 2013 (Incorporated by reference to Exhibit (k)(20) filed with the Registrant’s Registration Statement on Form N-2 (File No. 333-186101) filed on September 26, 2013).
(k)(14)	Form of Incremental Assumption Agreement among Registrant, FSFC Holdings, Inc., Fifth Street Fund of Funds LLC, ING Capital LLC and Increasing/Assuming Lender (Incorporated by reference to Exhibit 10.1 filed with the Registrant’s Form 8-K (File No. 001-33901) filed on October 24, 2013).
(k)(15)	Waiver Letter among Registrant, FSFC Holdings, Inc., Fifth Street Fund of Funds LLC, ING Capital LLC, Royal Bank of Canada and Key Equipment Finance, Inc., dated as of August 3, 2011 (Incorporated by reference to Exhibit 10.17 filed with the Registrant’s Annual Report on Form 10-K (File No. 814-00755) filed on November 29, 2011).
(k)(16)	Loan and Servicing Agreement among Registrant, Fifth Street Funding II, LLC and Sumitomo Mitsui Banking Corporation, dated as of September 16, 2011 (Incorporated by reference to Exhibit 10.18 filed with the Registrant’s Annual Report on Form 10-K (File No. 814-00755) filed on November 29, 2011).
(k)(17)	Amendment No. 1 and Waiver to the Loan and Servicing Agreement among Registrant, Fifth Street Funding II, LLC and Sumitomo Mitsui Banking Corporation, dated as of March 16, 2012 (Incorporated by reference to Exhibit 10.2 filed with the Registrant’s Form 10-Q (File No. 814-00755) filed on May 8, 2012).
(k)(18)	Amendment No. 2 to the Loan and Servicing Agreement among Registrant, Fifth Street Funding II, LLC and Sumitomo Mitsui Banking Corporation, dated as of October 30, 2013 (Incorporated by reference to Exhibit 10.1 filed with the Registrant’s Form 8-K (File No. 001-33901) filed on November 5, 2013).
(k)(19)	Purchase and Sale Agreement by and between Registrant and Fifth Street Funding II, LLC, dated as of September 16, 2011 (Incorporated by reference to Exhibit 10.19 filed with the Registrant’s Annual Report on Form 10-K (File No. 814-00755) filed on November 29, 2011).
(k)(20)	Senior Loan Fund JV I, LLC Limited Liability Company Agreement, dated May 2, 2014, by and between Fifth Street Finance Corp. and Trinity Universal Insurance Company (Incorporated by reference to Exhibit 10.1 filed with the Registrant’s Form 8-K (File No. 001-33901) filed on May 7, 2014).
(l)	Opinion and Consent of Sutherland Asbill & Brennan LLP. (Incorporated by reference to Exhibit (1) filed with the Registrant’s Registration Statement on Form N-2 (File No. 333-192770) filed on February 10, 2014).

(l)(2)	Opinion and Consent of Sutherland Asbill & Brennan LLP (Incorporated by reference to Exhibit (l) filed with the Registrant’s Registration Statement on Form N-2 (File No. 333-192770) filed on February 10, 2014).
(n)(1)	Consent of PricewaterhouseCoopers LLP.*
(n)(2)	Report of PricewaterhouseCoopers LLP.*
(r)(1)	Joint Code of Ethics of the Registrant and Fifth Street Senior Floating Rate Corp. (Incorporated by reference to Exhibit (r)(1) filed with the Registrant’s Registration Statement on Form N-2 (File No. 333-186101) filed on September 26, 2013).
(r)(2)	Code of Ethics of Fifth Street Management LLC (Incorporated by reference to Exhibit (r)(2) filed with the Registrant’s Registration Statement on Form N-2 (File No. 333-159720) filed on June 4, 2009).
99.1	Statement of Computation of Ratios of Earnings to Fixed Charges (Incorporated by reference to Exhibit 99.1 filed with the Registrant’s Registration Statement on Form N-2 (File No. 333-192770) filed on December 10, 2013).
99.2	Form of prospectus supplement for common stock offerings (Incorporated by reference to Exhibit 99.2 filed with the Registrant’s Registration Statement on Form N-2 (File No. 333-186101) filed on April 5, 2013).
99.3	Form of prospectus supplement for debt securities offerings (Incorporated by reference to Exhibit 99.3 filed with the Registrant’s Registration Statement on Form N-2 (File No. 333-186101) filed on April 5, 2013).
99.4	Form of prospectus supplement for warrant offerings (Incorporated by reference to Exhibit 99.4 filed with the Registrant’s Registration Statement on Form N-2 (File No. 333-186101) filed on April 5, 2013).
99.5	Form of prospectus supplement for retail note offerings (Incorporated by reference to Exhibit 99.5 filed with the Registrant’s Registration Statement on Form N-2 (File No. 333-192770) filed on February 10, 2014).
99.6	Form of prospectus supplement for institutional note offerings (Incorporated by reference to Exhibit 99.6 filed with the Registrant’s Registration Statement on Form N-2 (File No. 333-192770) filed on February 10, 2014).

*	Filed herewith.
**	To be filed by pre- or post-effective amendment, if applicable.

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” on this Registration Statement is incorporated herein by reference and any information concerning any underwriters will be contained in the accompanying prospectus supplement, if any.

Item 27. Other Expenses Of Issuance And Distribution

SEC registration fee	$193,200
NASDAQ Global Select Market listing fee	$350,000
FINRA filing fee	$225,500
Accounting fees and expenses	$300,000
Legal fees and expenses	$800,000
Printing and engraving	$200,000
Total	$2,068,700

The amounts set forth above, except for the SEC and FINRA fees, are in each case estimated. All of the expenses set forth above shall be borne by the Registrant.

Item 28. Persons Controlled By Or Under Common Control

As of September 30, 2014, the following list sets forth each of the Registrant’s subsidiaries, the state or country under whose laws the subsidiary is organized, and the percentage of voting securities or membership interests owned by the Registrant in such subsidiary:

•	FSFC Holdings, Inc. — a Delaware corporation (100%)
•	Fifth Street Fund of Funds LLC — a Delaware limited liability company (100%)
•	Fifth Street Funding, LLC — a Delaware limited liability company (100%)
•	Fifth Street Funding II, LLC — a Delaware limited liability company (100%)
•	Fifth Street Mezzanine Partners IV, L.P. — a Delaware limited partnership (100%)
•	FSMP IV GP, LLC — a Delaware limited liability company (100%)
•	Fifth Street Mezzanine Partners V, L.P. — a Delaware limited partnership (100%)
•	FSMP V GP, LLC — a Delaware limited liability company (100%)

Each of our subsidiaries is consolidated for financial reporting purposes.

In addition, as of September 30, 2014, the Registrant may be deemed to control Traffic Solutions Holdings, Inc., TransTrade Operators, Inc., HFG Holdings, LLC, First Star Aviation LLC, First Star Speir Aviation 1 Limited, First Star Bermuda Aviation Limited and Eagle Hospital Physicians, LLC.

Item 29. Number Of Holders Of Securities

The following table sets forth the number of record holders of the Registrant’s capital stock at December 3, 2014.

Title of Class	Number of Record Holders
Common stock, $0.01 par value	71

Item 30. Indemnification

Section 145 of the Delaware General Corporation Law empowers a Delaware corporation to indemnify its officers and directors and specific other persons to the extent and under the circumstances set forth therein.

Section 102(b)(7) of the Delaware General Corporation Law allows a Delaware corporation to eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liabilities arising (a) from any breach of the director’s duty of loyalty to the corporation or its stockholders; (b) from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) under Section 174 of the Delaware General Corporation Law; or (d) from any transaction from which the director derived an improper personal benefit.

Subject to the Investment Company Act of 1940, as amended (the “1940 Act”) or any valid rule, regulation or order of the SEC thereunder, our Restated Certificate of Incorporation provides that we will indemnify any person who was or is a party or is threatened to be made a party to any threatened action, suit or proceeding whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director or officer of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, in accordance with provisions corresponding to Section 145 of the Delaware General Corporation Law. The 1940 Act provides that a company may not indemnify any director or officer against liability to it or its security holders to which he or she might otherwise be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office unless a determination is made by final decision of a court, by vote of a majority of a quorum of directors who are disinterested, non-party directors or by independent legal counsel that the liability for which indemnification is sought did not arise out of the foregoing conduct. In addition, our Restated Certificate of Incorporation provides that the indemnification described therein is not exclusive and shall not exclude any other rights to which the person seeking to be indemnified may be entitled under statute, any bylaw, agreement, vote of stockholders or directors who are not interested persons, or otherwise, both as to action in his official capacity and to his action in another capacity while holding such office.

The above discussion of Section 145 of the Delaware General Corporation Law and the Registrant’s Restated Certificate of Incorporation is not intended to be exhaustive and is respectively qualified in its entirety by such statute and the Registrant’s Restated Certificate of Incorporation.

The Registrant has obtained primary and excess insurance policies insuring our directors and officers against some liabilities they may incur in their capacity as directors and officers. Under such policies, the insurer, on the Registrant’s behalf, may also pay amounts for which the Registrant has granted indemnification to the directors or officers.

The Registrant may agree to indemnify any underwriters in connection with an offering pursuant to this Registration Statement against specific liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”).

Item 31. Business And Other Connections Of Investment Adviser

A description of any other business, profession, vocation, or employment of a substantial nature in which our investment adviser, and each executive officer of our investment adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Business — The Investment Adviser,” “Management — Board of Directors and Executive Officers — Directors,” “— Executive Officers” and “Investment Advisory Agreement.” Additional information regarding our investment adviser and its officers is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-68676), and is incorporated herein by reference.

Item 32. Location Of Accounts And Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1)	the Registrant, Fifth Street Finance Corp., 777 West Putnam Avenue, 3rd Floor, Greenwich, CT 06830;
(2)	the Transfer Agent, American Stock Transfer & Trust Company, 6201 15th Avenue, Brooklyn, NY 11219;
(3)	the Custodian, U.S. Bank National Association, 214 N Tryon Street, 27th Floor, Charlotte, NC 28202;
(4)	the investment adviser, Fifth Street Management LLC, 777 West Putnam Avenue, 3rd Floor, Greenwich, CT 06830; and
(5)	the administrator, FSC CT LLC, 777 West Putnam Avenue, 3rd Floor, Greenwich, CT 06830.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

1. We hereby undertake to suspend any offering of shares until the prospectus is amended if (1) subsequent to the effective date of this Registration Statement, our net asset value declines more than ten percent from our net asset value as of the effective date of this Registration Statement or (2) our net asset value increases to an amount greater than our net proceeds (if applicable) as stated in the prospectus.

2. We hereby undertake:

a. to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2) to reflect in the prospectus or prospectus supplement any facts or events after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

(3) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

b. for the purpose of determining any liability under the Securities Act, that each such post-effective amendment to this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

c. to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

d. for the purpose of determining liability under the Securities Act to any purchaser, that if we are subject to Rule 430C under the Securities Act, each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of this Registration Statement relating to an offering shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness, provided, however, that no statement made in a registration statement or prospectus or prospectus supplement that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supercede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

e. for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, regardless of the underwriting method used to sell such securities to the purchaser, that if the securities are offered or sold to such purchaser by means of any of the following communications, we will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus or prospectus supplement of us relating to the offering required to be filed pursuant to Rule 497 under the Securities Act;

(2) the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about us or our securities provided by or on behalf of us; and

(3) any other communication that is an offer in the offering made by us to the purchaser.

f. to file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant to the registration statement until such post-effective amendment has been declared effective under the 1933 Act, in the event our shares of common stock are trading below our net asset value per share and either (i) we receive, or have been advised by our independent registered accounting firm that we will receive, an audit report reflecting substantial doubt regarding our ability to continue as a going concern or (ii) we have concluded that a fundamental change has occurred in our financial position or results of operations.

g. Insofar as indemnification for liability arising under the Securities Act may be permitted to our directors, officers and controlling persons, that we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we undertake, unless in the opinion of our counsel the matter has been settled by controlling precedent, to submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and we will be governed by the final adjudication of such issue.

3. We hereby undertake that:

a. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

b. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

4. We hereby undertake to not seek to sell shares under a prospectus supplement to the registration statement, or a post-effective amendment to the registration statement, of which the prospectus forms a part (the “current registration statement”) if the cumulative dilution to our net asset value (“NAV”) per share arising from offerings from the effective date of the current registration statement through and including any follow-on offering would exceed 15% based on the anticipated pricing of such follow-on offering. This limit would be measured separately for each offering pursuant to the current registration statement by calculating the percentage dilution or accretion to aggregate NAV from that offering and then summing the anticipated percentage dilution from each subsequent offering. If we file a new post-effective amendment, the threshold would reset.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 6 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Greenwich, State of Connecticut, on December 22, 2014.

FIFTH STREET FINANCE CORP.

By:	/s/ LEONARD M. TANNENBAUM Name: Leonard M. Tannenbaum Title: Chief Executive Officer

The undersigned directors and officers of Fifth Street Finance Corp. hereby constitute and appoint Leonard M. Tannenbaum, Ivelin M. Dimitrov and Richard A. Petrocelli and each of them with full power to act without the other and with full power of substitution and resubstitution, our true and lawful attorneys-in-fact with full power to execute in our name and behalf in the capacities indicated below this Registration Statement on Form N-2 and any and all amendments thereto, including post-effective amendments to this Registration Statement and to sign any and all additional registration statements relating to the same offering of securities as this Registration Statement that are filed pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and thereby ratify and confirm that all such attorneys-in-fact, or any of them, or their substitutes shall lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 6 to the Registration Statement on Form N-2 has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Leonard M. Tannenbaum Leonard M. Tannenbaum	Chief Executive Officer and Director (Principal Executive Officer)	December 22, 2014
/s/ Richard A. Petrocelli Richard A. Petrocelli	Chief Financial Officer (Principal Financial and Accounting Officer)	December 22, 2014
/s/ Bernard D. Berman Bernard D. Berman	Chairman	December 22, 2014
/s/ Todd G. Owens Todd G. Owens	President and Director	December 22, 2014
/s/ Ivelin M. Dimitrov Ivelin M. Dimitrov	Chief Investment Officer and Director	December 22, 2014
/s/ James Castro-Blanco James Castro-Blanco	Director	December 22, 2014
/s/ Brian S. Dunn Brian S. Dunn	Director	December 22, 2014
/s/ Richard P. Dutkiewicz Richard P. Dutkiewicz	Director	December 22, 2014
/s/ Byron J. Haney Byron J. Haney	Director	December 22, 2014
/s/ Douglas F. Ray Douglas F. Ray	Director	December 22, 2014